As filed with the Securities and Exchange Commission on September 11, 2020.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ONCORUS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	47-3779757
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

50 Hampshire Street, Suite 401

Cambridge, Massachusetts 02139

Tel: (857) 320-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Theodore (Ted) Ashburn, M.D., PhD.

President and Chief Executive Officer

Oncorus, Inc.

50 Hampshire Street, Suite 401

Cambridge, Massachusetts 02139

Tel: (857) 320-6400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc A. Recht Brian F. Leaf Courtney T. Thorne Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Lisa Firenze Rosemary G. Reilly Jeffries L. Oliver-Li Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, New York 10007 (212) 230-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer	☐

Non-Accelerated Filer ☒	Smaller Reporting Company	☒

	Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF SECURITIES BEING REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE
Common Stock, $0.0001 par value per share	$86,250,000	$11,195.25

(1)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.
(2)

Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED SEPTEMBER 11, 2020

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering                  shares of common stock. This is our initial public offering of our common stock.

Prior to this offering, there has been no public market for our shares. We expect that the initial public offering price will be between $         and $         per share. We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “ONCR.”

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and for future filings.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of the material risks of investing in our common stock under the heading ‘‘Risk Factors’’ starting on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 179 for additional information regarding underwriting compensation.

Delivery of the shares of common stock is expected to be made on or about                 , 2020.

We have granted the underwriters an option for a period of 30 days to purchase an additional                  shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $        , and the total proceeds to us, before expenses, will be $        .

Jefferies	Evercore ISI	Piper Sandler

The date of this prospectus is                 , 2020.

Through and including                 , 2020, (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Oncorus,” “the company,” “we,” “us” and “our” refer to Oncorus, Inc.

Overview

We are a clinical stage biopharmaceutical company focused on developing next-generation viral immunotherapies to transform outcomes for cancer patients. Using our two distinct proprietary platforms, we are developing a pipeline of intratumorally and intravenously administered product candidates designed to selectively attack and kill tumor cells and stimulate multiple arms of the immune system against tumors. Our lead product candidate, ONCR-177, is an intratumorally administered viral immunotherapy based on our oncolytic HSV-1 platform, referred to as our oHSV Platform, which leverages the Herpes Simplex Virus type 1, or HSV-1, a virus which has been clinically proven to effectively treat certain cancers. Utilizing this proprietary platform, we are engineering our product candidates, such as ONCR-177, to carry greater numbers of immunostimulatory transgenes than viral immunotherapies that are either currently approved or in clinical development. These transgenes are designed to drive strong systemic anti-tumor immunity to elicit tumor responses at injected tumor sites and distant non-injected tumor sites, or abscopal activity. In addition, viruses from our oHSV Platform maintain full viral replication competency in tumors and are designed to be selectively attenuated in healthy tissues. We believe this unique combination of features allows us to break the safety versus potency trade-off that has generally limited the viral immunotherapy field to date. We are also developing a broad pipeline of product candidates that leverages our second platform, which we refer to as our Synthetic Platform. This platform aims to enable repeat intravenous administration of viral immunotherapies in order to treat cancers that are less amenable to intratumoral injection due to safety and feasibility reasons, such as cancers of the lung.

We have initiated and begun dosing patients in a Phase 1 clinical trial of ONCR-177 in patients with several different types of solid tumors, including breast cancers and cutaneous tumors. We expect to report preliminary data from this trial in multiple data readouts beginning in the second half of 2021 through the second half of 2022. We also have additional preclinical stage oHSV programs in development that address both intratumoral and intravenous solutions to other unmet medical needs, including a program designed to target brain cancer through intratumoral injection, which we refer to as ONCR-GBM. We expect to nominate a clinical candidate for this program in the second half of 2021.

We designed ONCR-177 to overcome the limitations of existing viral immunotherapies by enhancing abscopal activity and potency. In addition to its ability to cause immunogenic cell death by way of viral oncolysis, ONCR-177 is armed with five immunostimulatory transgenes: IL-12, CCL4, FLT3LG, a PD-1 antagonist nanobody, and a CTLA-4 antagonist monoclonal antibody (which has the same amino acid sequence as ipilimumab). In multiple preclinical models of cancer, immune cells activated by ONCR-177 and its encoded payloads drive anti-tumor responses both in injected tumors and non-injected tumors. We also designed ONCR-177 to replicate and express transgenes only in tumor cells while disabling its effects on healthy tissues. In multiple preclinical cancer models we observed that these anti-tumor activities of ONCR-177 are achieved without either the systemic release of cytokines that can be associated with toxicity or significant presence of the virus in non-injected tumors or in the circulation, in addition to favorable tolerability when administered via intravenous and intratumoral injection in a validated murine model of HSV-1 infection.

We intend to develop ONCR-177 for multiple indications. Our ongoing Phase 1 dose escalation clinical trial of ONCR-177 is currently enrolling patients with several types of solid tumors, including breast cancers, such as triple negative and hormone receptor-positive breast cancers; squamous cell carcinomas of head and neck, or SCCHN; and cutaneous tumors, including melanoma and non-melanoma skin cancers. We also plan to enroll patients with tumors that have spread to the liver, such as metastases from microsatellite stable colorectal cancer, or MSS CRC. We intend to investigate ONCR-177 in our Phase 1 clinical trial both as monotherapy and in combination with the immune checkpoint inhibitor pembrolizumab, which is marketed by Merck under the brand name KEYTRUDA. In July 2020, we entered into a clinical trial collaboration and supply agreement with Merck under which we are conducting the combination arm of the trial in partnership with Merck and Merck is supplying pembrolizumab for the trial with no financial obligation to us.

Our initial clinical development of ONCR-177 is focusing on patients with tumors with low levels of infiltrated immune cells, which are referred to as cold tumors, and who would not be expected to respond to current immunotherapies, as well as patients with tumors infiltrated with high levels of immune cells, or hot tumors, who have not responded to, or progressed after treatment with, immune checkpoint inhibitors. Once we determine a recommended Phase 2 dose, or RP2D, for ONCR-177, we intend to continue its clinical development through focused expansion cohorts. The expansion cohorts are intended to enable us to obtain further safety, biomarker and clinical activity data that will guide our future clinical development. Given its anticipated safety profile and ability to stimulate multiple arms of the immune system to attack cancer systemically, we also believe that ONCR-177 has potential in pre-surgical, or neoadjuvant, settings. We intend to enroll additional cohorts of patients with early-stage breast cancer once the RP2D for ONCR-177 in the Phase 1 clinical trial has been determined.

Our Synthetic Platform is designed to avoid the rapid clearance of the virus from the circulation by neutralizing antibodies, which have hindered the clinical effectiveness of current intravenously administered viral immunotherapies. The viruses we develop under our Synthetic Platform are designed to deliver engineered viral genomes encapsulated within a lipid nanoparticle, or LNP. We believe this approach will avoid rapid immune clearance from circulation and enable repeat administration. We have established preclinical proof of concept for two synthetic viral immunotherapies, based on coxsackievirus A21, or CVA21 and Seneca Valley Virus, or SVV. These viruses have been studied extensively by others in clinical trials in which they have been administered intravenously and shown to be well tolerated. However, patients in these trials developed neutralizing antibodies leading to rapid clearance of the virus from circulation. Our lead Synthetic Platform product candidate, based on CVA21, is intended to be administered intravenously for the treatment of non-small cell lung cancer, or NSCLC, among other potential indications, including melanoma and bladder cancer. We are also developing a second synthetic program, which is based on SVV, that is intended to be administered intravenously, for the treatment of small cell lung cancer, or SCLC, treatment-emergent small cell neuroendocrine prostate cancer, or t-SCNC, and other neuroendocrine tumors. These synthetic viral immunotherapy programs, referred to as Synthetic CVA21 and Synthetic SVV, respectively, are currently in preclinical development. We intend to nominate clinical candidates in our Synthetic CVA21 and Synthetic SVV programs for development in the first half of 2021.

We believe the therapies that we are developing will bring significant benefit to many patients who are currently underserved by approved immuno-oncology therapies, including other viral immunotherapies and immune checkpoint inhibitors.

Our company was co-founded by a team including MPM Capital executive partner Mitchell Finer, Ph.D., who has three decades of experience in cancer immunotherapy, cell and gene therapy and regenerative medicine. Dr. Finer previously served as our chief executive officer and chief scientific officer and currently serves as our Executive Chairman. Our oHSV portfolio is based upon the work of renowned scientist Professor Joseph Glorioso III, Ph.D., who is chairman of our scientific advisory board. Professor Glorioso has conducted over four decades of research related to the basic biology and genetics of herpes simplex virus and is a pioneer in the design and application of HSV-1 gene vectors.

We have assembled a seasoned leadership team with extensive experience in developing and manufacturing oncology therapies, including advancing product candidates from preclinical research through clinical development and commercialization. Our President and Chief Executive Officer, Theodore (Ted) Ashburn, M.D., Ph.D., was previously Head of Oncology Development at Moderna Therapeutics, Inc. and Global Head of Leukine® (rhu GM-CSF) and Elitek®/Fasturtec® (rasburicase) within Sanofi Oncology at Sanofi S.A., and also held multiple business development roles at Genzyme Corporation. Christophe Quéva, Ph.D., our Chief Scientific Officer and Senior Vice President, Research, previously served as chief scientific officer at iTeos Therapeutics SA. Before iTeos, he held successive senior positions at AstraZeneca, plc, Amgen, Inc. and Gilead Sciences, Inc. where he led or supported multiple drug discovery programs for oncology and inflammatory diseases, from target selection to commercial approval for small molecules and biologics. John Goldberg, M.D., our Senior Vice President, Clinical Development, is a pediatric oncologist who trained at the Dana Farber Cancer Institute with clinical development experience at both H3 Biomedicine Inc. and Agenus, Inc.

We are backed by a group of leading institutional life science investors, including affiliates of Arkin Bio-Ventures, Astellas Venture Management, Bristol-Myers Squibb, Cathay Fortune Capital, Cowen Healthcare Investments, Deerfield Management, Excelyrate Capital, Fosun Industrial, IMM Investment, MPM Capital, Perceptive Advisors, QUAD Investment Management, Shinhan, Sphera Funds, Surveyor Capital, SV Investment Corp., UBS Oncology Impact Fund and UTC Investments.

Recent Developments

Prior to the closing of this offering, we expect to close on the final tranche of our Series B preferred stock financing, which was triggered by our achievement of specified clinical development milestones for ONCR-177. One of those milestones was that the three patients in the first cohort and first patient in the second cohort of our Phase 1 trial experienced no dose limiting toxicities within the first 28 days following their initial doses of ONCR-177. Upon the closing of the second tranche of the Series B financing, we expect to receive gross proceeds of $35.8 million.

Our Pipeline

The status of our current product candidates is shown in the table below.

Our oHSV Platform—Developing the next generation of oncolytic HSV-1-based viral immunotherapy

Our lead product candidate, ONCR-177, is based on our oHSV Platform. Herpes Simplex Virus-1, or HSV-1, has emerged as the leading viral vector for immunotherapy due to its potency at killing tumor cells, large and well-studied genome, overall safety and sensitivity to acyclovir, and the regulatory approval pathway established by talimogene laherparepvec, or T-VEC. We designed our oHSV Platform to develop improved viral immunotherapies that overcome the limitations in potency and in the ability to stimulate anti-tumor immunity that have both been encountered by previous viral immunotherapies and other immuno-oncology therapies. We also intend to develop therapies derived from this platform that will address multiple types of tumors, including our ONCR-GBM program designed to treat brain cancer.

Our oHSV Platform improves upon three basic characteristics of viral immunotherapies: the number of encoded transgenes, which can help drive the extent and robustness of immune responses and abscopal effects; replication competency in tumors, which determines cell killing potency; and selective replication in tumor versus normal tissues to improve potency and to help ensure an acceptable therapeutic index:

∎

Greater capacity to encode transgenes to drive systemic immunostimulatory activity. Using our proprietary technology, we are developing HSV-1-based product candidates with the ability to carry greater numbers of transgenes than viral immunotherapies that are either currently approved or in clinical development, which allows for greater systemic immunostimulatory activity than could otherwise be achieved.

∎

Retention of full replication competency to enable high tumor-killing potency. Using our proprietary oHSV Platform, we are developing HSV-1 based product candidates that retain their full ability to replicate in tumor cells.

∎

Orthogonal safety strategies to allow tumor-specific replication. Under our oHSV Platform, we use gene regulatory elements, known as microRNA target sequences, inserted within the genomes of viruses, and a proprietary mutation in a HSV-1 protein that prevents transport, replication and latency in neurons, as two orthogonal safety strategies to restrict viral activity to tumor cells while sparing normal tissues.

Our Synthetic Platform—Enabling the repeat intravenous administration of viral immunotherapies

We are currently developing two programs, based on CVA21 and SVV, using our Synthetic Platform. Our Synthetic Platform is focused on designing and developing viral immunotherapy candidates that can effectively infect tumors while avoiding neutralizing antibodies thereby allowing for repeat intravenous administration. To overcome the limitations caused by neutralizing antibodies, we have developed a novel delivery strategy, in which we engineer a synthetic viral immunotherapy comprised of a synthetic viral genome encapsulated within a LNP that is intended to be less immunogenic than a natural viral capsid.

Our Strategy

To achieve our objective of transforming clinical outcomes for cancer patients through the development of viral immunotherapies, we intend to:

∎	advance ONCR-177 through clinical development both as monotherapy and in combination with immune checkpoint inhibitors, including pembrolizumab;

∎	advance our synthetic viral immunotherapy product candidates for repeat intravenous administration both as monotherapies and in combination with immune checkpoint inhibitors;

∎	continue to strengthen our position in the viral immunotherapy field through continuous product development and investments in our platforms;

∎	broaden and strengthen our in-house manufacturing capabilities; and

∎	selectively partner with leading biopharmaceutical companies to unlock the full potential of our viral immunotherapy product candidates and platforms while retaining product rights in key markets.

Risks Associated with Our Business

You should consider carefully the risks described under the “Risk Factors” section beginning on page 12 and elsewhere in this prospectus. The risks that could be materially and adversely affect our business, financial condition, operating results and prospects include the following:

∎	We have a limited operating history. We have incurred significant losses since our inception and anticipate that we will incur significant and increasing losses for the foreseeable future and we may never achieve or maintain profitability.

∎

Even if we complete this offering, we will require substantial additional financing to advance the development of our product candidates, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital could force us to delay, limit, reduce or terminate our product development programs, potential commercialization efforts or other operations.

∎	We have never generated any revenue from product sales and may never become profitable.

∎

Our product candidates are in early stages of development, are not approved for commercial sale and might never receive regulatory approval or become commercially viable. We have never generated any revenue from product sales and may never be profitable.

∎	The report of our independent registered public accounting firm included a “going concern” explanatory paragraph.

∎

We currently have only one product candidate, ONCR-177, in clinical development. A failure of this product candidate in clinical development would adversely affect our business and may require us to discontinue development of other product candidates based on the same therapeutic approach.

∎

Public health crises such as pandemics, including the coronavirus disease, or COVID-19, or similar outbreaks could materially and adversely affect our preclinical studies and clinical trials, business, financial condition and results of operations.

∎	Preclinical and clinical development involve a lengthy and expensive process with an uncertain outcome, and delays can occur for a variety of reasons outside of our control.

∎	If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

∎

Serious adverse events, undesirable side effects or other unexpected properties of our current or future product candidates may be identified during development or after approval, which could halt their development or lead to the discontinuation of our clinical development programs, refusal by regulatory authorities to approve our product candidates or, if discovered following marketing approval, revocation of marketing authorizations or limitations on the use of our product candidates thereby limiting the commercial potential of such product candidate.

∎

We anticipate that many of our product candidates will be used in combination with third-party drugs, some of which may still be in development, and we have limited or no control over the supply, regulatory status or regulatory approval of such drugs.

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We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

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We rely, and expect to continue to rely, on third parties to conduct, supervise, and monitor our preclinical studies and clinical trials. If those third parties do not perform satisfactorily, including failing to meet deadlines for the completion of such trials or failing to comply with regulatory requirements, we may be unable to obtain regulatory approval for our product candidates or any other product candidates that we may develop in the future.

∎

If the manufacturers upon which we rely fail to produce any product candidates in the volumes that we require on a timely basis, or fail to comply with stringent regulations applicable to biopharmaceutical manufacturers, we may face delays in the development and commercialization of, or be unable to meet demand for, any product candidates, which may have an adverse effect on our business.

∎	If we are unable to successfully commercialize any product candidate for which we receive regulatory approval, or experience significant delays in doing so, our business will be materially harmed.

∎

We face significant competition from other biopharmaceutical and biotechnology companies, academic institutions, government agencies, and other research organizations, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, our commercial opportunity may be reduced or eliminated.

∎

Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, hospitals, cancer treatment centers, third-party payors and others in the medical community necessary for commercial success. The revenues that we generate from their sales may be limited, and we may never become profitable.

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Negative developments in the field of immuno-oncology could damage public perception of our oHSV and Synthetic Platforms and our product candidates, including ONCR-177, and negatively affect our business.

∎

If we are unable to obtain, maintain and protect our intellectual property rights for our technology and product candidates, or if our intellectual property rights are inadequate, our competitive position could be harmed.

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We are highly dependent on our key personnel, including our Chief Executive Officer, Chief Scientific Officer and Senior Vice President, Clinical Development. If we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Corporate Information

Oncorus, Inc. was originally incorporated under the laws of the State of Delaware under the name Oncorus, Inc. in April 2015. Our principal executive office is located at 50 Hampshire Street, Suite 401, Cambridge, Massachusetts 02139. Our telephone number is (857) 320-6400. Our website address is www.oncorus.com. Information contained in, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

The Oncorus logo and the name Oncorus® and other registered or common law trademarks or service marks of Oncorus, Inc. appearing in this prospectus are the property of Oncorus, Inc. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for your convenience, trade names, trademarks and service marks contained in this prospectus may appear without the “®” or “™” symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to those trade names, trademarks and service marks.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

∎

being permitted to present in this prospectus only two years of audited financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

∎	reduced disclosure about the compensation paid to our executive officers;

∎	not being required to submit to our stockholders advisory votes on executive compensation or golden parachute arrangements;

∎	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

∎

an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of

(1) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (2) December 31, 2025; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (4) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC. We may choose to take advantage of some but not all of these exemptions.

We have elected to take advantage of the extended transition period to comply with new or revised accounting standards. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. We have also elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ (or approximately $ million if the underwriters exercise in full their option to purchase additional shares), based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to advance our clinical programs, including ONCR-177, to fund our preclinical programs, to expand our manufacturing capabilities and for working capital purposes. See “Use of Proceeds” for additional information.

Risk factors	You should carefully read “Risk Factors” on page 12 of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“ONCR”

The number of shares of our common stock to be outstanding immediately after this offering is based on 12,626,606 shares of our common stock outstanding as of September 10, 2020, which includes 270,834 shares of our common stock subject to forfeiture and our right of repurchase, and gives effect to the conversion of all outstanding shares of our convertible preferred stock (including the shares of Series B preferred stock to be issued prior to the closing of this offering) into an aggregate of 180,725,292 shares of common stock upon the closing of this offering, but excludes:

∎	25,979,289 shares of our common stock issuable upon the exercise of options outstanding as of September 10, 2020, at a weighted-average exercise price of $0.31 per share;

∎

864,845 shares of common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of September 10, 2020, at a weighted-average exercise price of $0.10 per share;

∎

347,752 shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan, or the 2016 Plan, as of September 10, 2020, which shares will cease to be available for future issuance immediately prior to the time that our 2020 Equity Incentive Plan, or the 2020 Plan, becomes effective in connection with this offering;

∎

                 shares of our common stock reserved for future issuance pursuant to our 2020 Plan, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any shares which may be reserved pursuant to provisions in our 2020 Plan that automatically increase the number of shares of common stock reserved for issuance under the 2020 Plan; and

∎	shares of our common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or ESPP, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any shares which may be reserved pursuant to provisions in the ESPP that automatically increase the number of shares of common stock reserved for issuance under the ESPP.

Unless otherwise indicated, this prospectus reflects and assumes the following:

∎	a one-for- reverse stock split of our common stock to be effected prior to the closing of this offering;

∎	the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 180,725,292 shares of our common stock upon the closing of this offering;

∎

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur in connection with the closing of this offering;

∎	no exercise of the outstanding options and warrants referred to above; and

∎	no exercise by the underwriters of their option to purchase additional shares of our common stock.

SUMMARY FINANCIAL DATA

The following tables set forth our summary financial data. The summary consolidated statement of operations data presented below for the years ended December 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data presented below for the six months ended June 30, 2019 and 2020 and the summary consolidated balance sheet data as of June 30, 2020 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in any future period, and results for the six-month period ended June 30, 2020, are not necessarily indicative of the results to be expected for the full year ending December 31, 2020.

When you read this summary financial data, it is important that you read it together with the historical consolidated financial statements and related notes to those statements, as well as the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
(in thousands, except per share data)	2018	2019	2019	2020
Consolidated Statement of Operations Data:
Operating Expenses:
Research and development	$12,541	$24,047	$11,962	$12,633
General and administrative	6,037	7,119	2,465	4,059

Total operating expenses	18,578	31,166	14,427	16,692

Loss from operations	(18,578)	(31,166)	(14,427)	(16,692)
Total other income (expense), net	532	462	163	(509)

Net loss and comprehensive loss	$(18,046)	$(30,704)	$(14,264)	$(17,201)

Accretion of discount and dividends on redeemable convertible preferred stock	(98)	(4,287)	(31)	(5,450)

Net loss attributable to common stockholders	$(18,144)	$(34,991)	$(14,295)	$(22,651)

Net loss per share attributable to common stockholders—basic and diluted (1)	$(1.89)	$(3.10)	$(1.31)	$(1.87)

Weighted-average number of common shares outstanding—basic and diluted (1)	9,588	11,304	10,948	12,081

Pro forma net loss per share, basic and diluted(1)		$(0.28)		$(0.11)

Pro forma weighted average common shares outstanding(1)		110,722		151,116

1.	See Note 2 and Note 12 to our annual consolidated financial statements and Note 2 and Note 10 to our interim consolidated financial statements included elsewhere in this prospectus for a description of the method used to calculate basic and diluted net loss per share and unaudited pro forma basic and diluted net loss per share.

	AS OF JUNE 30, 2020
(in thousands)	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (2)
Consolidated Balance Sheet Data
Cash and cash equivalents	$28,921	$64,762
Working capital (3)	24,459	60,300
Total assets	35,815	71,656
Redeemable convertible preferred stock	122,082	—
Accumulated deficit	(96,325)	(96,325)
Total stockholders’ (deficit) equity	(96,324)	64,100

1.	Pro forma amounts give effect to (i) the assumed sale by us of 41,690,117 shares of Series B convertible preferred stock in September 2020 for gross proceeds of $35.8 million and (ii) the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 180,725,292 shares of our common stock upon the closing of this offering.

2.	Pro forma as adjusted amounts reflect the pro forma adjustments described in footnote 1 above as well as the sale of shares of our common stock in this offering at the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

[3].	We define working capital as current assets less current liabilities.

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $        , assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” before deciding whether to purchase shares of our common stock. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to our Financial Position and Need for Additional Capital

We have a limited operating history. We have incurred significant losses since our inception and anticipate that we will incur significant and increasing losses for the foreseeable future and we may never achieve or maintain profitability.

We have a limited operating history, and we are early in our development efforts. Since our inception in April 2015, we have incurred significant operating losses. Our net loss was $18.0 million and $30.7 million for the years ended December 31, 2018 and 2019, respectively, and $17.2 million for the six months ended June 30, 2020. As of June 30, 2020, we had an accumulated deficit of $96.3 million. We have funded our operations to date primarily through the sale of preferred equity securities. Since inception, we have devoted substantially all of our financial resources and efforts to organizing and staffing our company, business planning, raising capital, acquiring and developing our technology, establishing our intellectual property portfolio, identifying potential product candidates and undertaking preclinical studies, commencing a clinical trial and manufacturing. We are still in the early stages of development of our product candidates, and we have not completed development of any products. We expect to continue to incur significant and increasing operating losses for the foreseeable future. We expect that it will be several years, if ever, before we have a commercialized product. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

∎	advance the clinical trial for our lead product candidate, ONCR-177;

∎	continue the ongoing and planned preclinical and clinical development of our other development programs;

∎	discover and develop new product candidates, and conduct research and development activities, preclinical studies and clinical trials;

∎	initiate preclinical studies and clinical trials for any additional product candidates that we may pursue in the future;

∎	manufacture preclinical, clinical and commercial supplies of our product candidates;

∎	seek regulatory approvals for any product candidates that successfully complete clinical trials;

∎	maintain, expand and protect our intellectual property portfolio;

∎	hire additional research and development, clinical, scientific and management personnel;

∎	add operational, financial and management information systems and personnel;

∎

ultimately establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory approval and we commercialize on our own or in collaboration with others; and

∎	incur additional legal, accounting and other expenses operating as a public company following the completion of this offering.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials, obtaining regulatory approval for product candidates and manufacturing, marketing and selling products for which we may obtain marketing approval and satisfying any post-marketing requirements. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment

Even if we complete this offering, we will require substantial additional financing to advance the development of our product candidates, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital could force us to delay, limit, reduce or terminate our product development programs, potential commercialization efforts or other operations.

The development of biopharmaceutical product candidates is capital-intensive. Our operations have consumed substantial amounts of cash since inception. As of June 30, 2020, our cash and cash equivalents were $28.9 million. Prior to the closing of this offering, we expect to raise an additional $35.8 million in gross proceeds from the sale of Series B convertible preferred stock in the final tranche of our Series B preferred stock financing. We expect to continue to spend substantial amounts to continue the preclinical and clinical development of our current and future programs. If we are able to gain marketing approval of any product candidate that we develop, including ONCR-177, we will require significant additional amounts of cash in order to launch and commercialize such product either alone or in collaboration with others. Because the design and outcome of our ongoing, anticipated and any future clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate we develop.

Our future capital requirements depend on many factors, including:

∎

the scope, progress, results and costs of researching and developing ONCR-177 and our other product candidates and programs, and of conducting preclinical studies and clinical trials and any delays related to the COVID-19 pandemic;

∎	the timing of, and the costs involved in, obtaining marketing approvals for ONCR-177 and future product candidates we develop if clinical trials are successful;

∎	the success of any future collaborations;

∎	the cost of commercialization activities for any approved product, including marketing, sales and distribution costs;

∎	the cost and timing of establishing, equipping, and operating our planned manufacturing activities;

∎	the cost of manufacturing ONCR-177 and future product candidates for clinical trials in preparation for marketing approval and commercialization;

∎	our ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements;

∎	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

∎	our ability to establish and maintain healthcare coverage and adequate reimbursement for our future products, if any;

∎	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

∎	the emergence of competing cancer therapies and other adverse market developments; and

∎	the impact of the COVID-19 pandemic, which may exacerbate the magnitude of the factors discussed above.

We do not have any committed external source of funds or other support for our development efforts. Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings and debt financings, or other sources such as potential collaborations, strategic alliances, licensing arrangements and other arrangements. Based on our research and development plans, we expect that the net proceeds from this offering, together with our existing cash and cash equivalents, including the $35.8 million in gross proceeds that we expect to receive prior to the closing of this offering from the second tranche of our Series B financing, will enable us to fund our planned operating expenses and capital expenditure requirements through                 . We have based this estimate on

assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. In addition, because the design and outcome of our anticipated and any future clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of ONCR-177 or any future product candidates.

The net proceeds of this offering, together with our existing cash and cash equivalents, will not be sufficient to complete development of ONCR-177 or any other product candidate. Accordingly, we will be required to obtain further funding to achieve our business objectives. Adequate additional funding may not be available to us on acceptable terms, or at all. Our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic. If we are unable to raise additional funding in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue our research and development initiatives. We could also be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. Any of these events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

We have never generated any revenue from product sales and may never become profitable.

Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with future partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our development programs. We have no products approved for commercial sale, have not generated any revenue from product sales, and do not anticipate generating any revenue from product sales until after we have received marketing approval for the commercial sale of a product candidate, if ever. Our ability to generate revenue and achieve profitability depends heavily on our success in achieving a number of goals, including:

∎	completing research regarding, and preclinical and clinical development of product candidates and programs, including ONCR-177, and identifying and developing new product candidates;

∎	obtaining marketing approvals for any product candidates for which we complete clinical trials;

∎

developing a sustainable and scalable manufacturing process for ONCR-177 and future product candidates, including establishing and maintaining supply and manufacturing relationships with third parties;

∎

launching and commercializing product candidates for which we obtain marketing approvals, either directly by establishing a sales force and marketing, medical affairs and distribution infrastructure or, alternatively, with a collaborator or distributor;

∎	establishing and maintaining healthcare coverage and adequate reimbursement for our future products, if any;

∎	obtaining market acceptance of product candidates that we develop as viable treatment options;

∎	addressing any competing technological and market developments;

∎	identifying, assessing, acquiring and developing new product candidates;

∎	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter and performing our obligations in such collaborations;

∎	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

∎	attracting, hiring, and retaining qualified personnel.

Even if ONCR-177 or any future product candidates that we develop are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any such product candidate that we commercialize on our own or in collaboration with others. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or FDA, or comparable foreign regulatory authorities, to change our manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that we currently anticipate.

If we are successful in obtaining regulatory approvals to market ONCR-177 or any future product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain marketing approval, the accepted price for the product, the ability to get reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indications approved by regulatory authorities are narrower than we expect, the labels for our product candidates contain significant safety warnings, regulatory authorities impose burdensome or restrictive distribution requirements, or the reasonably accepted patient populations for treatment are narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are not able to generate revenue from the sale of any approved products, we could be prevented from or significantly delayed in achieving profitability.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest may be diluted. Any future debt financings we undertake, if available, are likely to involve restrictive covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through licensing or collaboration arrangements with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. We also could be required to seek collaborators for product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or technologies that we otherwise would seek to develop or commercialize ourselves.

Failure to obtain capital when needed on acceptable terms may force us to delay, limit or terminate our product development and commercialization of our current or future product candidates, which could have a material and adverse effect on our business, financial condition, results of operations and prospects. Securing additional financing could also require a substantial amount of time from our management and may divert a disproportionate amount of their attention away from daily activities, which may adversely affect our management’s ability to oversee the development of ONCR-177 or any future product candidates.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are an early-stage company. We were founded and commenced operations in 2015. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring and developing our technology, establishing our intellectual property portfolio, identifying potential product candidates and undertaking preclinical studies, commencing a clinical trial and manufacturing. All of our research programs are still in the preclinical or research stage of development, and their risk of failure is high. We have not yet demonstrated an ability to initiate or successfully complete any clinical trials, including large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial-scale therapy, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Typically, it takes about 10 to 15 years to develop a new therapy from the time it is discovered to when it is available for treating patients. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown factors. We will need to transition from a company primarily focused on research and in the early stages of a clinical trial to a company capable of supporting clinical activities on a larger scale and commercial activities. We may not be successful in such a transition.

The report of our independent registered public accounting firm included a “going concern” explanatory paragraph.

The report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2019 included an explanatory paragraph indicating that there was substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital in this offering or otherwise as and when needed, our business, financial condition and results of operations will be materially and adversely affected, and we may be forced to delay our development efforts, limit our activities and reduce research and development costs. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. The inclusion of a going concern explanatory paragraph by our independent registered public accounting firm, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital, enter into critical contractual relations with third parties and otherwise execute our development strategy.

Risks Related to Product Discovery, Development and Regulatory Approval

Our product candidates are in early stages of development, are not approved for commercial sale and might never receive regulatory approval or become commercially viable. We have never generated any revenue from product sales and may never be profitable.

We are very early in our development efforts and all of our product candidates are in research, preclinical or early-stage clinical development. We have not completed the development of any product candidates, we currently generate no revenue and we may never be able to develop a marketable product. We only recently commenced clinical development of our lead product candidate, ONCR-177, in June 2020. Additionally, we have a portfolio of programs, including our two lead synthetic viral immunotherapy programs, which are based on coxsackievirus A21, or CVA21, and Seneca Valley Virus, or SVV, that are in earlier stages of discovery and preclinical development and may never advance to clinical-stage development. Our ability to generate product revenues, which we do not expect will occur for several years, if ever, will depend on obtaining regulatory approvals for, and successfully commercializing our product candidates, either alone or in collaboration with others, and we cannot guarantee that we will ever obtain regulatory approval for any of our product candidates. Before obtaining regulatory approval for the commercial distribution of our product candidates, we, or a future collaborator, must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates.

The success of our current and future product candidates will depend on several factors, including the following:

∎	successful completion of preclinical studies and clinical trials;

∎	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

∎	acceptance of INDs for our planned clinical trials or future clinical trials;

∎	successful enrollment and completion of clinical trials;

∎	successful data from our clinical trials that support an acceptable risk-benefit profile of our product candidates in the intended populations;

∎	receipt of regulatory and marketing approvals from applicable regulatory authorities;

∎	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

∎	making arrangements with third-party manufacturers for, or establishing, clinical and commercial manufacturing capabilities;

∎	successfully launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

∎	acceptance of any products we develop and their benefits and uses, if and when approved, by patients, the medical community and third-party payors;

∎	effectively competing with other therapies;

∎	obtaining and maintaining healthcare coverage and adequate reimbursement from third-party payors; and

∎	maintaining a continued acceptable safety profile of the products following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our drug candidates, which would materially harm our business.

We currently have only one product candidate, ONCR-177, in clinical development. A failure of this product candidate in clinical development would adversely affect our business and may require us to discontinue development of other product candidates based on the same therapeutic approach.

We have invested a significant portion of our efforts and financial resources in our oncolytic platform, referred to as our oHSV Platform, and our synthetic viral platform and, in particular, in the development of our lead product candidate, ONCR-177. We commenced clinical trials of ONCR-177 in June 2020.

We have only submitted an IND application with respect to one product candidate, ONCR-177, and we have not previously submitted a Biologics License Application, or BLA, to the FDA, or similar regulatory approval filings to comparable foreign authorities, for any product candidate, and we cannot be certain that our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials.

Since ONCR-177 is based on our oHSV Platform, if ONCR-177 fails in development as a result of any underlying problem with our oHSV Platform, then we may be required to discontinue development of all product candidates that are based on this therapeutic approach. If we were required to discontinue development of ONCR-177 or our other future product candidates, or if any of them were to fail to receive regulatory approval or achieve sufficient market acceptance, we could be prevented from or significantly delayed in achieving profitability. We can provide no assurance that we would be successful at developing other product candidates based on an alternative therapeutic approach.

Our product candidates are based on a novel approach to the treatment of cancer, which makes it difficult to predict the time and cost of product candidate development.

We have concentrated all of our research and development efforts on product candidates based on our oHSV Platform and synthetic platform, each of which is novel. Our Synthetic Platform has not yet produced a product candidate that has been tested in clinical trials and we only recently commenced clinical development of ONCR-177, which is based on our oHSV Platform. Our future success depends on the successful development of these platforms. There can be no assurance that any development problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be solved. Should we encounter development problems, including unfavorable preclinical or clinical trial results, the FDA or foreign regulatory authorities may refuse to approve our product candidates, or may require additional information, tests, or trials, which could significantly delay product development and significantly increase our development costs. Moreover, even if we are able to provide the requested information or trials to the FDA, there would be no guarantee that the FDA would accept them or approve our product candidates. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process, or developing or qualifying and validating product release assays, other testing and manufacturing methods, and our equipment and facilities in a timely manner, which may prevent us from completing our clinical trials or commercializing our product candidates on a timely or profitable basis, if at all.

In addition, the clinical trial requirements of the FDA and comparable foreign regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The FDA and comparable foreign regulatory authorities have limited experience with the approval of viral immunotherapies. There are only three viral immunotherapies approved globally, H101, Rigvir, and talimogene laherparepvec, or T-VEC, and only T-VEC has received FDA approval to date. Any viral immunotherapies that are approved may be subject to extensive post-approval regulatory requirements, including requirements pertaining to manufacturing, distribution and promotion. We may need to devote significant time and resources to compliance with these requirements.

Preclinical and clinical development involve a lengthy and expensive process with an uncertain outcome, and delays can occur for a variety of reasons outside of our control.

In order to obtain FDA approval to market a new biological product, we must demonstrate proof of safety, purity and potency or efficacy in humans. To meet these requirements, we will have to conduct adequate and well-controlled clinical trials. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned INDs in the United States. We only have one product candidate currently being evaluated in clinical development, ONCR-177. The rest of our programs are in preclinical development, have not yet been evaluated in IND-enabling studies and their risk of failure is high. We cannot be certain of the timely completion or outcome of our preclinical testing and studies or clinical trials and cannot predict if the FDA will accept our proposed clinical programs or if the outcome of our preclinical testing and studies or clinical trials will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin and we cannot be sure that our planned clinical trials will begin on time or that our ongoing clinical trials will be completed on schedule.

Conducting preclinical testing and clinical development is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can be several years or more per program. Delays associated with programs for which we are directly conducting preclinical testing and studies may cause us to incur additional operating expenses. Moreover, we may be affected by delays associated with the preclinical testing and studies of certain programs that are the responsibility of any potential future partners over which we have no control. The commencement and rate of completion of preclinical studies and clinical trials for a product candidate may be delayed by many factors, including, for example:

∎	inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical trials;

∎	unexpected toxicities observed in preclinical IND-enabling studies precluding the identification of a safe dose to move forward in human clinical trial;

∎	delays in production or manufacturing of clinical supply;

∎	delays in reaching a consensus with regulatory agencies on study or trial design; and

∎	regulatory authorities not allowing us to rely on previous findings of safety and efficacy for other similar but approved products and published scientific literature.

We may experience delays in initiating or completing clinical trials. We also may experience numerous unforeseen events during, or as a result of, any ongoing or future clinical trials that we could conduct that could delay or prevent our ability to receive marketing approval or commercialize ONCR-177 or any future product candidates, including:

∎

delays or failures related to the COVID-19 pandemic, which may result in clinical site closures, delays to patient enrollment, patients discontinuing their treatment or follow up visits or changes to trial protocols;

∎

regulators or institutional review boards, or IRBs, may not authorize us or our investigators to commence a clinical trial, conduct a clinical trial at a prospective trial site, or amend trial protocols, or may require that we modify or amend our clinical trial protocols;

∎

we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites and/or contract research organizations, or CROs;

∎

clinical trials of our product candidates may produce negative or inconclusive results, or our studies may fail to reach the necessary level of statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

∎

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or be lost to follow-up at a higher rate than we anticipate, or may elect to participate in alternative clinical trials sponsored by our competitors with product candidates that treat the same indications as our product candidates;

∎

third-party contractors may fail to comply with regulatory requirements or the clinical trial protocol, or meet their contractual obligations to us in a timely manner, or at all, or we may be required to engage in additional clinical trial site monitoring;

∎	manufacturing delays;

∎

we, regulators, or IRBs may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks, undesirable side effects, or other unexpected characteristics of the product candidate, or due to findings of undesirable effects caused by a chemically or mechanistically similar therapeutic or therapeutic candidate;

∎	changes could be adopted in marketing approval policies during the development period, rendering our data insufficient to obtain marketing approval;

∎	statutes or regulations could be amended or new ones could be adopted;

∎	changes could be adopted in the regulatory review process for submitted product applications;

∎

the cost of clinical trials of our product candidates may be greater than we anticipate or we may have insufficient funds for a clinical trial or to pay the substantial user fees required by the FDA upon the submission of a BLA or equivalent authorizations from comparable foreign regulatory authorities;

∎	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

∎

the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

∎

we may decide, or regulators may require us, to conduct or gather, as applicable, additional clinical trials, analyses, reports, data, or preclinical trials, or we may abandon product development programs;

∎

we may fail to reach an agreement with regulators or IRBs regarding the scope, design, or implementation of our clinical trials, and the FDA or comparable foreign regulatory authorities may require changes to our study designs that make further study impractical or not financially prudent;

∎	regulators may ultimately disagree with the design or our conduct of our preclinical studies or clinical trials, finding that they do not support product candidate approval;

∎	we may have delays in adding new investigators or clinical trial sites, or we may experience a withdrawal of clinical trial sites;

∎

patients that enroll in our studies may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the study or clinical trial, increase the needed enrollment size for the clinical trial or extend its duration;

∎	there may be regulatory questions or disagreements regarding interpretations of data and results, or new information may emerge regarding our product candidates;

∎

the FDA or comparable foreign regulatory authorities may disagree with our trial design, including endpoints, or our interpretation of data from preclinical studies and clinical trials or find that a product candidate’s benefits do not outweigh its safety risks;

∎	the FDA or comparable foreign regulatory authorities may not accept data from studies with clinical trial sites in foreign countries;

∎	the FDA or comparable foreign regulatory authorities may disagree with our intended indications;

∎

the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or our manufacturing facilities for clinical and future commercial supplies;

∎

the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

∎	the FDA or comparable foreign regulatory authorities may take longer than we anticipate to make a decision on our product candidates; and

∎	we may not be able to demonstrate that a product candidate provides an advantage over current standards of care or current or future competitive therapies in development.

Our product development costs will also increase if we experience delays in clinical testing or marketing approvals, and we may not have sufficient funding to complete the testing and approval process for any of our current or future product candidates. We may be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of our product candidates. We do not know whether any preclinical tests or clinical trials beyond what we currently have planned will be required, will begin as planned, will need to be restructured, or will be completed on schedule or at all. Significant delays relating to any preclinical studies or clinical trials also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. In addition, many of the factors that cause, or lead to, delays in clinical trials may ultimately lead to the denial of marketing approval of any of our product candidates. Any delays in our clinical development programs may harm our business, financial condition and results of operations significantly.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or foreign regulatory authorities. In addition, some of our competitors may have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by other factors, including:

∎	availability and efficacy of approved therapies for the disease under investigation;

∎	patient eligibility criteria for the trial in question;

∎	risks that enrolled subjects will drop out before completion of the trial, including as a result of contracting COVID-19 or other health conditions or being forced to quarantine;

∎	perceived risks and benefits of the product candidate under study;

∎	efforts to facilitate timely enrollment in clinical trials;

∎	patient referral practices of physicians;

∎	the ability to monitor patients adequately during and after treatment; and

∎	proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for our anticipated and any future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which could have an adverse effect on our business, financial condition, results of operations, and prospects. In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter patient enrollment difficulties.

Results of preclinical studies and early clinical trials may not be predictive of results of future clinical trials.

For our lead product candidate, ONCR-177, we commenced clinical trials in June 2020, while other product candidates that may be generated from both our oHSV Platform and our synthetic viral platform are in preclinical development. We will be required to conduct additional clinical trials of ONCR-177 before we can submit a marketing application to the applicable regulatory authorities. Clinical development is expensive and can take many years to complete and its outcome is inherently uncertain. ONCR-177 may not perform as we expect in clinical trials, may ultimately have a different or no impact on tumors, may have a different mechanism of action than we expect and may not ultimately prove to be safe and effective.

The results of early clinical trials of ONCR-177 and results of preclinical studies or early clinical trials of any other product candidate we develop, may not be predictive of the results of later-stage clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we could face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. Even if we, or future collaborators, believe that the results of clinical trials for our product candidates warrant marketing approval, the FDA or comparable foreign regulatory authorities may disagree and may not grant marketing approval of our product candidates.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. Moreover, should there be an issue with the design of any of our clinical trials, our results may be impacted. We may not discover such a flaw until the clinical trial is at an advanced stage.

Interim and preliminary or topline data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim topline or preliminary data from clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary or topline data previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim or preliminary or topline data and final data could significantly harm our reputation and business prospects.

Serious adverse events, undesirable side effects or other unexpected properties of our current or future product candidates may be identified during development or after approval, which could halt their development or lead to the discontinuation of our clinical development programs, refusal by regulatory authorities to approve our product candidates or, if discovered following marketing approval, revocation of marketing authorizations or limitations on the use of our product candidates thereby limiting the commercial potential of such product candidate.

To date, we have not tested any product candidate in humans, other than ONCR-177. The Phase 1 clinical trial for ONCR-177 commenced in June 2020 and we expect to report preliminary data in multiple data readouts beginning in the second half of 2021 through the second half of 2022. We have tested mONCR-177, a mouse version of ONCR-177 in IND-enabling studies conducted in mice, and the most common treatment-related toxicity we have observed to date is low severity lymphocyte hyperplasia in the spleen. Reversible body weight loss was observed after intravenous and intratumoral injection, particularly following the initial administration at the highest dose level. As we continue our development of ONCR-177 and initiate clinical trials of any future product candidates, serious adverse events, undesirable side effects or unexpected characteristics may emerge causing us to abandon these product candidates or limit their development to more narrow uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Even if our product candidates initially show promise in early clinical trials, the side effects of therapies are frequently only detectable after they are tested in large, phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. Sometimes, it can be difficult to determine if the serious adverse or unexpected side effects were caused by the product candidate or another factor, especially in oncology subjects who may suffer from other medical conditions and be taking other medications. If serious adverse or unexpected side effects are identified during development and are determined to be attributed to our product candidates, the FDA or comparable foreign regulatory authorities, or IRBs and other reviewing entities, may also require, or we may voluntarily develop, a Risk Evaluation and Mitigation Strategy, or REMS, or other strategies for managing adverse events during clinical development, which could include restrictions on our enrollment criteria, the use of stopping criteria, adjustments to a study’s design, or the monitoring of safety data by a data monitoring committee, among other strategies. Any requests from the FDA or comparable foreign regulatory authority for additional data or information could also result in substantial delays in the approval of our product candidates.

Drug-related side effects could also affect subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

∎	regulatory authorities may withdraw approvals of such product;

∎	regulatory authorities may require additional warnings on the label;

∎	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

∎	we could be sued and held liable for harm caused to patients; and

∎	our reputation may suffer.

If any of our product candidates are associated with serious adverse events or undesirable side effects or have properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The therapeutic-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

We anticipate that many of our product candidates will be used in combination with third-party drugs, some of which may still be in development, and we have limited or no control over the supply, regulatory status or regulatory approval of such drugs.

In addition to developing our product candidates as monotherapies, we also anticipate developing our product candidates for use in combination with immune checkpoint inhibitors. For example, we anticipate developing ONCR-177 in combination with the anti-PD-1 checkpoint inhibitor KEYTRUDA (pembrolizumab), which is being supplied by Merck in our ongoing Phase 1 clinical trial. In the future, we may enter into additional agreements for the supply of immune checkpoint inhibitors for use in connection with the development of one or more of our product candidates. Our ability to develop and ultimately commercialize our product candidates used in combination with pembrolizumab or any other immune checkpoint inhibitors will depend on our ability to access such drugs on commercially reasonable terms for the clinical trials and their availability for use with the commercialized product, if approved. We cannot be certain that current or potential future commercial relationships will provide us with a steady supply of such drugs on commercially reasonable terms or at all.

Any failure to maintain or enter into new successful commercial relationships, or the expense of purchasing immune checkpoint inhibitors in the market, may delay our development timelines, increase our costs and jeopardize our ability to develop our product candidates as commercially viable therapies. If any of these occur, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Moreover, the development of product candidates for use in combination with another product or product candidate may present challenges that are not faced for single agent product candidates. For our product candidates that may be used in combination with immune checkpoint inhibitors, the FDA may require us to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of these trials could show that any positive previous trial results are attributable to the combination therapy and not our product candidates. Moreover, following product approval, the FDA may require that products used in conjunction with each other be cross labeled for combined use. To the extent that we do not have rights to the other product, this may require us to work with a third party to satisfy such a requirement. Moreover, developments related to the other product may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the other product’s safety or efficacy profile, changes to the availability of the approved product, and changes to the standard of care.

In the event that any future collaborator or supplier of immune checkpoint inhibitors administered in combination with our product candidates does not supply their products on commercially reasonable terms or in a timely fashion, we would need to identify alternatives for accessing these products. This could cause our clinical trials to be delayed and limit the commercial opportunities for our product candidates, in which case our business, financial condition, results of operations, stock price and prospects may be materially harmed.

We may not be successful in our efforts to expand our pipeline of product candidates and develop marketable products.

We expect initially to develop our lead product candidate, ONCR-177. A key part of our strategy, however, is to pursue clinical development of additional product candidates, including product candidates based on our Synthetic Platform. Research programs to identify new product candidates require substantial technical, financial and human resources. Developing, obtaining marketing approval for, and commercializing additional product candidates will require substantial additional funding beyond the net proceeds of this offering and will be subject to the risks of failure inherent in medical product development. We cannot assure you that we will be able to successfully advance any of these additional product candidates through the development process.

Even if we obtain approval from the FDA or comparable foreign regulatory authorities to market additional product candidates for the treatment of cancer, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates our commercial opportunity may be limited and our business, financial condition, results of operations, stock price and prospects may be materially harmed.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must prioritize our research programs and will need to focus our product candidates on the potential treatment of certain indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

If we do not achieve our product development goals in the time frames we announce and expect, the commercialization of our product candidates may be delayed and as a result our share price may decline.

Drug development is inherently risky and uncertain. We cannot be certain that we will be able to:

∎

complete IND-enabling preclinical studies or develop manufacturing processes and associated analytical methods that meet current good manufacturing practice, or cGMP, requirements in time to initiate clinical trials in the timeframes we announce;

∎	obtain sufficient clinical supply of our product candidates to support our anticipated or future clinical trials;

∎	initiate clinical trials within the timeframes we announce;

∎	enroll and maintain a sufficient number of subjects to complete any clinical trials; or

∎	analyze the data collected from any completed clinical trials in the timeframes we announce.

The actual timing of our development milestones could vary significantly compared to our estimates, in some cases for reasons beyond our control. If we are unable to achieve our goals within the timeframes we announce, the commercialization of our product candidates may be delayed and, as a result, the stock price of our common stock could fall and you may lose all of your investment.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us or any of our potential future collaboration partners from obtaining approvals for the commercialization of ONCR-177 and any other product candidate we develop.

Any current or future product candidate we may develop and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction and it is possible that none of the product candidates we may seek to develop in the future will ever obtain regulatory approval.

Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities and clinical trial sites by, the regulatory authorities. If we do not receive approval from the FDA and comparable foreign regulatory authorities for any of our product candidates, we will not be able to commercialize such product candidates in the United States or in other jurisdictions. If significant delays in obtaining approval for and commercializing our product candidates occur in any jurisdictions, our business, financial condition, results of operations, stock price and prospects will be materially harmed. Even if our product candidates are approved, they may:

∎	be subject to limitations on the indicated uses or patient populations for which they may be marketed, distribution restrictions, or other conditions of approval;

∎	contain significant safety warnings, including boxed warnings, contraindications, and precautions;

∎	not be approved with label statements necessary or desirable for successful commercialization; or

∎	contain requirements for costly post-market testing and surveillance, or other requirements, including the submission of a REMS to monitor the safety or efficacy of the products.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, takes many years even if successful, and can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of any current or future product candidates we may develop, the commercial prospects for those product candidates may be harmed, and our ability to generate revenues will be materially impaired.

Regulatory approval by the FDA or comparable foreign regulatory authorities is limited to those specific indications and conditions for which approval has been granted, and we may be subject to substantial fines, criminal penalties, injunctions, or other enforcement actions if we are determined to be promoting the use of any products for unapproved or “off-label” uses, resulting in damage to our reputation and business.

We must comply with requirements concerning advertising and promotion for any product candidates for which we obtain marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA, Department of Justice, Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress, and the public. When the FDA or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If we are not able to obtain FDA approval for desired uses or indications for our product candidates, we may not market or promote them for those indications and uses, referred to as off-label uses, and our business, financial condition, results of operations, stock price and prospects will be materially harmed. We also must sufficiently substantiate any claims that we make for any products we develop, including claims comparing our products to other companies’ products, and must abide by the FDA’s strict requirements regarding the content of promotion and advertising.

Because regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine, physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off-label use. We are prohibited for marking and promoting the products for indications and uses that are not specifically approved by the FDA.

If we are found to have impermissibly promoted any products that we may develop, we may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In the United States, engaging in the impermissible promotion of our products, following approval, for off-label uses can also subject us to false claims and other litigation under federal and state statutes. These include fraud and abuse and consumer protection laws, which can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which we promote or distribute therapeutic products and conduct our business. These restrictions could include corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, and suspension and debarment from government contracts and refusal of orders under existing government contracts. These False Claims Act lawsuits against manufacturers of drugs and biologics have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements, up to $3.0 billion, pertaining to certain sales practices and promoting off-label uses. In addition, False Claims Act lawsuits may expose manufacturers to follow-on claims by private payers based on fraudulent marketing practices. This growth in litigation has increased the risk that a biopharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid, or other federal and state healthcare programs. If we do not lawfully promote our approved products, if any, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

In the United States, the promotion of biopharmaceutical products are subject to additional FDA requirements and restrictions on promotional statements. If after one or more of our product candidates obtains marketing approval the FDA determines that our promotional activities violate its regulations and policies pertaining to product promotion, it could request that we modify our promotional materials or subject us to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions or criminal prosecution, and other enforcement actions. Similarly, industry codes in foreign jurisdictions may prohibit companies from engaging in certain promotional activities and regulatory agencies in various countries may enforce violations of such codes with civil penalties. If we become subject to regulatory and enforcement actions our business, financial condition, results of operations, stock price and prospects will be materially harmed.

Obtaining and maintaining marketing approval for our product candidates in one jurisdiction would not mean that we will be successful in obtaining marketing approval of that product candidate in other jurisdictions, which could prevent us from marketing our products internationally.

Obtaining and maintaining marketing approval of our product candidates in one jurisdiction would not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction, while a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign marketing approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed. If we obtain approval for any product candidate and ultimately commercialize that product in foreign markets, we would be subject to additional risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and the reduced protection of intellectual property rights in some foreign countries.

Even if our product candidates receive regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense and limit how we manufacture and market our products.

Any product candidate for which we obtain marketing approval will be subject to extensive and ongoing requirements of and review by the FDA or comparable foreign regulatory authorities, including requirements related to the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising, marketing, and promotional activities for such product. These requirements further include submissions of safety and other post-marketing information, including manufacturing deviations and reports, registration and listing requirements, the payment of annual fees, continued compliance with cGMP requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval.

The FDA and comparable foreign regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of our product candidates, they may withdraw approval, issue public safety alerts, require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Any such restrictions could limit sales of the product.

We and any of our suppliers or collaborators, including our contract manufacturers, could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs and other FDA regulatory requirements. Application holders must further notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product and manufacturing changes.

In addition, later discovery of previously unknown adverse events or that the product is less effective than previously thought or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements both before and after approval, may yield various negative results, including:

∎	restrictions on manufacturing, distribution, or marketing of such products;

∎	restrictions on the labeling, including required additional warnings, such as black boxed warnings, contraindications, precautions, and restrictions on the approved indication or use;

∎	modifications to promotional pieces;

∎	issuance of corrective information;

∎	requirements to conduct post-marketing studies or other clinical trials;

∎	clinical holds or termination of clinical trials;

∎	requirements to establish or modify a REMS or similar strategy;

∎	changes to the way the product candidate is administered;

∎	liability for harm caused to patients or subjects;

∎	reputational harm;

∎	the product becoming less competitive;

∎	warning, untitled, or cyber letters;

∎	suspension of marketing or withdrawal of the products from the market;

∎	regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about the product candidate;

∎	refusal to approve pending applications or supplements to approved applications that we submit;

∎	recalls of products;

∎	fines, restitution or disgorgement of profits or revenues;

∎	suspension or withdrawal of marketing approvals;

∎	refusal to permit the import or export of our products;

∎	product seizure or detention;

∎

FDA debarment, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements; or

∎	injunctions or the imposition of civil or criminal penalties, including imprisonment.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, or could substantially increase the costs and expenses of commercializing such product, which in turn could delay or prevent us from generating significant revenues from its marketing and sale. Any of these events could further have other material and adverse effects on our operations and business and could adversely impact our business, financial condition, results of operations, stock price and prospects.

The FDA’s policies or those of comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates, limit the marketability of our product candidates, or impose additional regulatory obligations on us. Changes in medical practice and standard of care may also impact the marketability of our product candidates.

If we are slow or unable to adapt to changes in existing requirements, standards of care, or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and be subject to regulatory enforcement action.

Should any of the above actions take place, we could be prevented from or significantly delayed in achieving profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operations and business and could adversely impact our business, financial condition, results of operations, stock price and prospects.

Risks Related to Our Reliance on Third Parties

We currently rely on contract manufacturing organizations, or CMOs, to supply components of and manufacture ONCR-177. The loss of these CMOs or their failure to meet their obligations to us could affect our ability to develop ONCR-177 in a timely manner.

We rely on a limited number of CMOs and have entered into an agreement with a third-party CMO to manufacture ONCR-177 and supply the Phase 1 clinical trial material, in compliance with applicable regulatory and quality standards. While we do not own or operate manufacturing facilities, our team has in-house process development and manufacturing expertise and has internally developed a closed, serum-free manufacturing process. Our proprietary process is then used by third-party contract manufacturers we direct for production of batches of clinical material for us. Although we intend to initiate further development of our in-house manufacturing capabilities in 2021, we intend to continue to rely on third-party contract manufacturers to implement our proprietary process to manufacture our clinical supply for the foreseeable future. Any replacement of a third-party contract manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements. Any delays in obtaining adequate clinical supply that meets the necessary quality standards may delay our development or commercialization.

Our reliance on third-party providers for certain manufacturing activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations. Under certain circumstances, these third-party providers may be entitled to terminate their engagements with us. If a third-party provider terminates its engagement with us, or does not successfully carry out its contractual duties, meet expected deadlines or manufacture ONCR-177 or any other product candidates in accordance with regulatory requirements, or if there are disagreements between us and a third-party provider, we may not be able to complete, or may be delayed in completing, the preclinical studies required to support future IND submissions and the clinical trials required for approval of ONCR-177 or any other product candidate. In such instance, we may need to enter into an appropriate replacement third-party relationship, which may not be readily available or available on acceptable terms, which would cause additional delay or increased expense prior to the approval of ONCR-177 or any future product candidate and would thereby have a negative impact on our business, financial condition, results of operations and prospects.

We may rely on additional third parties to manufacture ingredients of our product candidates in the future and to perform quality testing. Reliance on third-party contract manufacturers and service providers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

∎	reduced control for certain aspects of manufacturing activities;

∎	termination or nonrenewal of the applicable manufacturing and service agreements in a manner or at a time that is costly or damaging to us;

∎	the possible breach by our third-party manufacturers and service providers of our agreements with them;

∎	the failure of our third-party manufacturers and service providers to comply with applicable regulatory requirements;

∎

disruptions to the operations of our third-party manufacturers and service providers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or service provider; and

∎	the possible misappropriation of our proprietary information, including our trade secrets and know-how.

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval, impact our ability to successfully commercialize any of our product candidates or otherwise harm our business, financial condition, results of operations, stock price and prospects. Some of these events could be the basis for FDA or other regulatory authority action, including injunction, recall, seizure or total or partial suspension of product manufacture.

We are subject to multiple manufacturing risks, any of which could substantially increase our costs and limit supply of our product candidates.

The process of manufacturing viral immunotherapies, including our product candidates, is complex, time-consuming, highly regulated and subject to several risks, including:

∎

product loss during the manufacturing process, including loss caused by contamination, equipment failure or improper installation or operation of equipment, or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination;

∎

the manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor and raw material shortages, natural disasters, power failures and numerous other factors; and

∎

any adverse developments affecting manufacturing operations for our products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our product candidates. We may also have to take inventory write-offs and incur other charges and expenses for product candidate batches that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.

We may also make changes to our manufacturing processes at various points during development, for a number of reasons, such as controlling costs, achieving scale, decreasing processing time, increasing manufacturing success rate or other reasons. Such changes carry the risk that they will not achieve their intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of our ongoing or future clinical trials. In some circumstances, changes in the manufacturing process may require us to perform ex vivo comparability studies and to collect additional data from patients prior to undertaking more advanced clinical trials. For instance, changes in our process during the course of clinical development may require us to show the comparability of the product used in earlier clinical phases or at earlier portions of a trial to the product used in later clinical phases or later portions of the trial.

We rely, and expect to continue to rely, on third parties to conduct, supervise, and monitor our preclinical studies and clinical trials. If those third parties do not perform satisfactorily, including failing to meet deadlines for the completion of such trials or failing to comply with regulatory requirements, we may be unable to obtain regulatory approval for our product candidates or any other product candidates that we may develop in the future.

We rely, and will rely, on third-party CROs, study sites and others to conduct, supervise, and monitor our preclinical studies and clinical trials for our product candidates and do not currently plan to independently conduct preclinical studies or clinical trials of any product candidates. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct our preclinical studies and clinical trials. Although we have agreements governing their activities, we have limited influence over their actual performance and control only certain aspects of their activities. The failure of these third parties to successfully carry out their contractual duties or meet expected deadlines could substantially harm our business because we may be delayed in completing or unable to complete the studies required to support future approval of our product candidates, or we may not obtain marketing approval for or commercialize our product candidates in a timely manner or at all. Moreover, these agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements our product development activities would be delayed and our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Our reliance on these third parties for development activities will reduce our control over these activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our trials is conducted in accordance with the general investigational plan and protocols for the trial. We must also ensure that our preclinical trials are conducted in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations, as appropriate. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with standards, commonly referred to as GCPs for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, clinical investigators, and trial sites. If we or any of our third parties fail to comply with applicable GCPs or other regulatory requirements, we or they may be subject to enforcement or other legal actions, the data generated in our trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional studies.

In addition, we will be required to report certain financial interests of our third-party investigators if these relationships exceed certain financial thresholds or meet other criteria. The FDA or comparable foreign regulatory authorities may question the integrity of the data from those clinical trials conducted by investigators who may have conflicts of interest.

We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our trials complies with the applicable regulatory requirements. In addition, our clinical trials must be conducted with product candidates that were produced under cGMP regulations. Failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. We also are required to register certain clinical trials and post the results of certain completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in enforcement actions and adverse publicity.

The third parties with which we work may also have relationships with other entities, some of which may be our competitors, for whom they may also be conducting trials or other therapeutic development activities that could harm our competitive position. In addition, such third parties are not our employees, and except for remedies available to us under our agreements with such third parties we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, non-clinical, and preclinical programs. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our stated protocols, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our trials may be repeated, extended, delayed, or terminated; we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates; we may not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates; or we or they may be subject to regulatory enforcement actions. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. To the extent we are unable to successfully identify and manage the performance of third-party service providers in the future, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative providers or to do so on commercially reasonable terms. Switching or adding additional third parties involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays could occur, which could compromise our ability to meet our desired development timelines.

We will also rely on other third parties to store and distribute our product candidates for the clinical trials that we conduct. Any performance failure on the part of our distributors could delay clinical development, marketing approval, or commercialization of our product candidates, which could result in additional losses and deprive us of potential product revenue.

If the manufacturers upon which we rely fail to produce any product candidates in the volumes that we require on a timely basis, or fail to comply with stringent regulations applicable to biopharmaceutical manufacturers, we may face delays in the development and commercialization of, or be unable to meet demand for, any product candidates, and may lose potential revenues.

For the near future, we will continue to rely on third-party contract manufacturers to manufacture our clinical trial product supplies. There can be no assurance that our clinical product supply will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of a contract manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements. Any delays in obtaining adequate supplies of our product candidates that meet the necessary quality standards may delay our development or commercialization.

We may not succeed in our efforts to establish manufacturing relationships or other alternative arrangements for any of our product candidates or programs. Any product candidates we develop compete with other products and product candidates for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations that are both capable of manufacturing and filling our viral product for us and willing to do so. If our existing third-party CMOs, or the third-party providers, that we engage in the future should cease to work with us, we likely would experience delays in obtaining sufficient quantities of any product candidates for us to advance our clinical studies and trials while we identify and qualify replacement suppliers. If for any reason we are unable to obtain adequate supplies of any product candidates we develop or the substances used to manufacture them, it will be more difficult for us to develop product candidates and compete effectively. Further, even if we do establish such collaborations or arrangements, our third-party manufacturers may breach, terminate, or not renew these agreements.

Any problems or delays we experience in preparing for commercial-scale manufacturing of a product candidate or component may result in a delay in product development timelines and FDA or comparable foreign regulatory authority approval of the product candidate or may impair our ability to manufacture commercial quantities or such quantities at an acceptable cost and quality, which could result in the delay, prevention, or impairment of clinical development and commercialization of any product candidates and may materially harm our business, financial condition, results of operations, stock price and prospects.

We currently have only one contract manufacturer for ONCR-177 for use in our clinical trials. In addition, we do not have any long-term commitments from our suppliers of clinical trial material or guaranteed prices for our product candidates or their components. The manufacture of biopharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of therapeutics often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel or key raw materials, and compliance with strictly enforced federal, state, and foreign regulations. Our current and future contract manufacturers may not perform as agreed. If our manufacturers were to encounter these or other difficulties, our ability to provide product candidates to patients in our clinical trials could be jeopardized.

Contract manufacturers of our product candidates may be unable to comply with our specifications, applicable cGMP requirements or other FDA, state or foreign regulatory requirements. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, they will not be able to secure or maintain regulatory approval for their manufacturing facilities. Any such deviations may also require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business. Any delays in obtaining products or product candidates that comply with the applicable regulatory requirements may result in delays to clinical trials, product approvals, and commercialization. It may also require that we conduct additional studies.

While we are ultimately responsible for the manufacturing of our product candidates and therapeutic substances, other than through our contractual arrangements, we have little control over our manufacturers’ compliance with these regulations and standards. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any new manufacturers would need to either obtain or develop the necessary manufacturing know-how, and obtain the necessary equipment and materials, which may take substantial time and investment. We must also receive FDA approval for the use of any new manufacturers for commercial supply.

A failure to comply with the applicable regulatory requirements, including periodic regulatory inspections, may result in regulatory enforcement actions against our manufacturers or us (including fines and civil and criminal penalties, including imprisonment) suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the product candidate, refusal to permit the import or export of the products, product seizure, detention, or recall, operating restrictions, suits under the civil False Claims Act, corporate integrity agreements, consent decrees, withdrawal of product approval, environmental or safety incidents and other liabilities. If the safety of any quantities supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

Any failure or refusal to supply our product candidates or components for our product candidates that we may develop could delay, prevent or impair our clinical development or commercialization efforts. Any change in our manufacturers could be costly because the commercial terms of any new arrangement could be less favorable and because the expenses relating to the transfer of necessary technology and processes could be significant.

We may in the future seek to establish collaborations, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

We may in the future seek collaboration arrangements with other parties for the development or commercialization of our product candidates. The success of any collaboration arrangements may depend on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these arrangements. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority.

Collaborations with biopharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect us financially and could harm our business reputation.

Any future collaborations we might enter into may pose a number of risks, including the following:

∎	collaborators may not perform their obligations as expected;

∎

collaborators may not pursue development and commercialization of product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

∎

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

∎	collaborators could fail to make timely regulatory submissions for a product candidate;

∎

collaborators may not comply with all applicable regulatory requirements or may fail to report safety data in accordance with all applicable regulatory requirements, which could subject them or us to regulatory enforcement actions;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

∎

product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

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a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product candidate or product;

∎

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time consuming and expensive;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation; and

∎	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability.

In addition, if we establish one or more collaborations, all of the risks relating to product development, regulatory approval and commercialization described in this prospectus would also apply to the activities of any such future collaborators.

If any collaborations we might enter into in the future do not result in the successful development and commercialization of products or if one of our future collaborators subsequently terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under such potential future collaboration. If we do not receive the funding we expect under the agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates and our product platform.

Additionally, if any future collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate development or commercialization of any product candidate licensed to it by us. If one of our future collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our reputation in the business and financial communities could be adversely affected.

We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for any collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform and our business may be materially and adversely affected.

Risks Related to Commercialization of Our Product Candidates

If we are unable to successfully commercialize any product candidate for which we receive regulatory approval, or experience significant delays in doing so, our business will be materially harmed.

If we are successful in obtaining marketing approval from applicable regulatory authorities for ONCR-177 or any other product candidate, our ability to generate revenues from any such products will depend on our success in:

∎	launching commercial sales of such products, whether alone or in collaboration with others;

∎

receiving approved labels with claims that are necessary or desirable for successful marketing, and that do not contain safety or other limitations that would impede our ability to market such products;

∎	creating market demand for such products through marketing, sales and promotion activities;

∎	hiring, training, and deploying a sales force or contracting with third parties to commercialize such products in the United States;

∎	creating partnerships with, or offering licenses to, third parties to promote and sell such products in foreign markets where we receive marketing approval;

∎	manufacturing such products in sufficient quantities and at acceptable quality and cost to meet commercial demand at launch and thereafter;

∎	establishing and maintaining agreements with wholesalers, distributors, and group purchasing organizations on commercially reasonable terms;

∎	maintaining patent and trade secret protection and regulatory exclusivity for such products;

∎	achieving market acceptance of such products by patients, the medical community, and third-party payors;

∎	achieving coverage and adequate reimbursement from third-party payors for such products;

∎	patients’ willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement from third-party payors;

∎	effectively competing with other therapies; and

∎	maintaining a continued acceptable safety profile of such products following launch.

To the extent we are not able to do any of the foregoing, our business, financial condition, results of operations, stock price and prospects will be materially harmed.

We face significant competition from other biopharmaceutical and biotechnology companies, academic institutions, government agencies, and other research organizations, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, our commercial opportunity may be reduced or eliminated.

The development and commercialization of cancer immunotherapy products is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary rights. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major biopharmaceutical companies, specialty biopharmaceutical companies, and biotechnology companies worldwide. There are a number of large biopharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of solid tumors, including viral immunotherapy and cancer vaccine approaches. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

While certain of our product candidates may be used in combination with other drugs with different mechanisms of action, if and when marketed they will still compete with a number of drugs that are currently marketed or in development that also target cancer. To compete effectively with these drugs, our product candidates will need to demonstrate advantages in clinical efficacy and safety compared to these competitors when used alone or in combination with other drugs.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are easier to administer or are less expensive alone or in combination with other therapies than any products that we may develop alone or in combination with other therapies. Our competitors also may obtain FDA or comparable foreign regulatory authorities’ approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by third-party payors’ coverage and reimbursement decisions.

Many of the companies with which we are competing or may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the biopharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in developing or acquiring technologies complementary to, or necessary for, our programs. If we are unable to successfully compete with these companies our business, financial condition, results of operations, stock price and prospects may be materially harmed.

If we are unable to establish effective marketing, sales and distribution capabilities or enter into agreements with third parties to market and sell our product candidates, if they are approved, the revenues that we generate may be limited and we may never become profitable.

We currently do not have a commercial infrastructure for the marketing, sale, and distribution of any products that we may develop. If and when our product candidates receive marketing approval, we intend to commercialize our product candidates on our own or in collaboration with others and potentially with pharmaceutical or biotechnology partners in other geographies. In order to commercialize our products, we must build our marketing, sales, and distribution capabilities or make arrangements with third parties to perform these services. We may not be successful in doing so. Should we decide to move forward in developing our own marketing capabilities, we may incur expenses prior to product launch or even approval in order to recruit a sales force and develop a marketing and sales infrastructure. If a commercial launch is delayed as a result of the FDA or comparable foreign regulatory authority requirements or other reasons, we would incur these expenses prior to being able to realize any revenue from sales of our product candidates. Even if we are able to effectively hire a sales force and develop a marketing and sales infrastructure, our sales force and marketing teams may not be successful in commercializing our product candidates. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

We may also or alternatively decide to collaborate with third-party marketing and sales organizations to commercialize any approved product candidates, in which event, our ability to generate product revenues may be limited. To the extent we rely on third parties to commercialize any products for which we obtain regulatory approval, we may receive less revenues than if we commercialized these products ourselves, which could materially harm our prospects. In addition, we would have less control over the sales efforts of any other third parties involved in our commercialization efforts, and could be held liable if they failed to comply with applicable legal or regulatory requirements.

We have no prior experience in the marketing, sale, and distribution of biopharmaceutical products, and there are significant risks involved in building and managing a commercial infrastructure. The establishment and development of commercial capabilities, including compliance plans, to market any products we may develop will be expensive and time consuming and could delay any product launch, and we may not be able to successfully develop this capability. We will have to compete with other biopharmaceutical and biotechnology companies, including oncology-focused companies, to recruit, hire, train, manage, and retain marketing and sales personnel, which is expensive and time consuming and could delay any product launch. Developing our sales capabilities may also divert resources and management attention away from product development.

In the event we are unable to develop a marketing and sales infrastructure, we may not be able to commercialize our product candidates, which could limit our ability to generate product revenues and materially harm our business, financial condition, results of operations, stock price and prospects. Factors that may inhibit our efforts to commercialize our product candidates include:

∎	the inability to recruit, train, manage, and retain adequate numbers of effective sales and marketing personnel;

∎	the inability of sales personnel to obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing our product candidates;

∎	our inability to effectively oversee a geographically dispersed sales and marketing team;

∎	the costs associated with training personnel, including sales and marketing personnel, on compliance matters and monitoring their actions;

∎	an inability to secure coverage and adequate reimbursement by third-party payors, including government and private health plans;

∎	the unwillingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement from third-party payors;

∎	the clinical indications for which the products are approved and the claims that we may make for the products;

∎	limitations or warnings, including distribution or use restrictions, contained in the products’ approved labeling;

∎	any distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities or to which we agree as part of a mandatory REMS or voluntary risk management plan;

∎	liability for our personnel, including sales or marketing personnel, who fail to comply with applicable law;

∎	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

∎	unforeseen costs and expenses associated with creating an independent sales and marketing organization or engaging a contract sales organization.

Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, hospitals, cancer treatment centers, third-party payors and others in the medical community necessary for commercial success. The revenues that we generate from their sales may be limited, and we may never become profitable.

We have never commercialized a product candidate for any indication. Even if our product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors, and others in the medical community. If any product candidates for which we obtain regulatory approval does not gain an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability. Market acceptance of our product candidates by the medical community, patients, and third-party payors will depend on a number of factors, some of which are beyond our control. For example, physicians are often reluctant to switch their patients and patients may be reluctant to switch from existing therapies even when new and potentially more effective or safer treatments enter the market.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If any of our product candidates is approved but does not achieve an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability. The degree of market acceptance of any product for which we receive marketing approval will depend on a number of factors, including:

∎	the efficacy of our product both as a monotherapy and in combination with marketed checkpoint inhibitors;

∎	the commercial success of any checkpoint inhibitors with which our product may be co-administered;

∎	the prevalence and severity of adverse events associated with our product or those products with which it is co-administered;

∎	the clinical indications for which our product is approved and the approved claims that we may make with respect to the product;

∎

limitations or warnings contained in the FDA-approved labeling of the product or the labeling approved by comparable foreign regulatory authorities, including potential limitations or warnings for our product that may be more restrictive than other competitive products;

∎

changes in the standard of care for the targeted indications for our product, which could reduce the marketing impact of any claims that we could make following FDA approval or approval by comparable foreign regulatory authorities, if obtained;

∎	the relative convenience and ease of administration of our product and any products with which it is co-administered;

∎	the cost of treatment compared with the economic and clinical benefit of alternative treatments or therapies;

∎	the availability of coverage and adequate reimbursement by third-party payors, such as private insurance companies and government healthcare programs, including Medicare and Medicaid;

∎	patients’ willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement from third-party payors;

∎	the price concessions required by third-party payors to obtain coverage and adequate reimbursement;

∎	the extent and strength of our marketing and distribution of our product;

∎	the safety, efficacy, and other potential advantages over, and availability of, alternative treatments already used or that may later be approved;

∎	distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities with respect to our product or to which we agree as part of a REMS or voluntary risk management plan;

∎	the timing of market introduction of our product, as well as competitive products;

∎	our ability to offer our product for sale at competitive prices;

∎	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

∎	the extent and strength of our third-party manufacturer and supplier support;

∎	the actions of companies that market any products with which our product is co-administered;

∎	the approval of other new products;

∎	adverse publicity about our product or any products with which it is co-administered, or favorable publicity about competitive products; and

∎	potential product liability claims.

The size of the potential market for our product candidates is difficult to estimate and, if any of our assumptions are inaccurate, the actual markets for our product candidates may be smaller than our estimates.

The potential market opportunities for our product candidates are difficult to estimate and will depend in large part on the drugs with which our product candidates are co-administered and the success of competing therapies and therapeutic approaches. In particular, the market opportunity for viral immunotherapies is hard to estimate given that it is an emerging field with only one existing FDA-approved viral immunotherapy, T-VEC, which has yet to enjoy broad market acceptance. Our estimates of the potential market opportunities are predicated on many assumptions, which may include industry knowledge and publications, third-party research reports, and other surveys. Although we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain, and their reasonableness has not been assessed by an independent source. If any of the assumptions proves to be inaccurate, the actual markets for our product candidates could be smaller than our estimates of the potential market opportunities.

Negative developments in the field of immuno-oncology could damage public perception of our oHSV and Synthetic Platforms and our product candidates, including ONCR-177, and negatively affect our business.

The commercial success of our product candidates will depend in part on public acceptance of the use of cancer viral immunotherapies. Adverse events in clinical trials of our product candidates, including ONCR-177, or in clinical trials of others developing similar products and the resulting publicity, as well as any other negative developments in the field of immuno-oncology that may occur in the future, including in connection with competitor therapies or with checkpoint inhibitors, could result in a decrease in demand for ONCR-177 or any other product candidates that we may develop. These events could also result in the suspension, discontinuation, or clinical hold of or modification to our clinical trials. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, whether related to our therapies or those of our competitors, our product candidates may not be accepted by the general public or the medical community and potential clinical trial subjects may be discouraged from enrolling in our clinical trials. As a result, we may not be able to continue or may be delayed in conducting our development programs.

As our product candidates consist of modified or synthetic viruses, adverse developments in anti-viral vaccines or clinical trials of other viral immunotherapy products based on viruses may result in a disproportionately negative effect for ONCR-177 or our other product candidates as compared to other products in the field of immuno-oncology that are not based on viruses. Future negative developments in the field of immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for ONCR-177 or our other product candidates.

Risks Related to Intellectual Property

If we are unable to obtain, maintain and protect our intellectual property rights for our technology and product candidates, or if our intellectual property rights are inadequate, our competitive position could be harmed.

Our commercial success will depend in part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our technology, including our oHSV Platform and Synthetic Platform, and ONCR-177 and our other product candidates. We also rely in part on trade secret, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. We seek to protect our proprietary position by filing and prosecuting patent applications in the United States and abroad related to our technology and product candidates.

The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our licensed patents and any patents we own are highly uncertain. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside of the United States.

Further, the examination process may require us to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. Our pending and future patent applications may not result in patents being issued that protect our product candidates, in whole or in part, or which effectively prevent others from commercializing competitive product candidates. The scope of a patent may also be reinterpreted after issuance. The rights that may be granted under our issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. If we are unable to obtain and maintain patent protection for our technology or for ONCR-177 or our other product candidates, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize products similar or superior to ours in a non-infringing manner, and our ability to successfully commercialize ONCR-177 or our other product candidates and future technologies may be adversely affected. It is also possible that we will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them.

In addition, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. It is also possible that we will fail to identify patentable aspects of our research and development efforts in time to obtain patent protection.

For the core technology in our oHSV Platform and Synthetic Platform and ONCR-177 and our other product candidates, patent applications are pending at each of the U.S. provisional, Patent Cooperation Treaty, or PCT, and national stages with, minimally, filings submitted to the U.S., European Patent Conventions, or EPC, and Japan. As of July 1, 2020, our patent portfolio consisted of 15 issued U.S. patents, 14 pending U.S. patent applications, 11 issued foreign patents and 96 pending foreign applications. Any future provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. If we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. Although we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any of our future patent applications will result in the issuance of patents that effectively protect our technology or ONCR-177 or our other product candidates, or if any of our future issued patents will effectively prevent others from commercializing competitive products. We may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all until they are issued as a patent. Therefore, we cannot be certain that we were the first to make the inventions claimed in our pending patent applications, or that we were the first to file for patent protection of such inventions.

Our pending applications cannot be enforced against third parties practicing the inventions claimed in such applications unless and until a patent issues from such applications with a claim that covers such third party activity. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents that we license from third parties or own in the future may be challenged in the courts or patent offices in the United States and abroad, including through opposition proceedings, derivation proceedings, post-grant review, inter partes review, interference proceedings or litigation. Such proceedings may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit our ability to stop others from using or commercializing similar or identical products, or limit the duration of the patent protection for our technology. Protecting against the unauthorized use of our patented inventions, trademarks and other intellectual property rights is expensive, time consuming, difficult and in some cases may not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult. If we are unable to obtain, maintain, and protect our intellectual property our competitive advantage could be harmed, and it could result in a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We are a party to license agreements with entities including the University of Pittsburgh, Northwestern University, WuXi Biologics, Ospedale San Raffaele S.r.l. and Fondazione Telethon, and the University of Chicago, and we may need to obtain additional licenses from others to advance our research and development activities or allow the commercialization of our current or future product candidates. These license agreements impose, and we expect that future license agreements will impose, various development, diligence, commercialization, and other obligations on us. For example, under our license agreement with the University of Pittsburgh, we are required to use commercially reasonable efforts to engage in various development and commercialization activities with respect to licensed products, and must satisfy specified milestone and royalty payment obligations. In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by the intellectual property under these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization our product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

∎	the scope of rights granted under the license agreement and other interpretation-related issues;

∎	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

∎	the sublicensing of patent and other rights under our collaborative development relationships;

∎	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

∎	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

∎	the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to seeking patent protection, we also rely on other proprietary rights, including protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of our trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators, contractors, and other third parties who have access to our trade secrets. Our agreements with employees and consultants also provide that any inventions conceived by the individual employee or consultant in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information including a breach of our confidentiality agreements. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time consuming, and the outcome is unpredictable. In addition, some courts in and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. The disclosure of our trade secrets or the independent development of our trade secrets by a competitor or other third party would impair our competitive position and may materially harm our business, financial condition, results of operations, stock price and prospects.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

Our commercial success depends on our ability and the ability of any future collaborators to develop, manufacture, market and sell ONCR-177 and our other product candidates, and to use our related proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any other future product candidates, including interference proceedings, post-grant review, inter partes review and derivation proceedings before the USPTO. Third parties may assert infringement or other intellectual property claims against us based on existing patents or patents that may be granted in the future. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that we may be subject to claims of infringement of the patent rights of third parties. If we are found to infringe a third party’s intellectual property rights, and we are unsuccessful in demonstrating that such intellectual property rights are invalid or unenforceable, we could be required to obtain a license from such third party to continue developing, manufacturing and commercializing ONCR-177 and our other product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be forced, including by court order, to cease developing, manufacturing, and commercializing ONCR-177 or our other product candidates. In addition, in any such proceeding or litigation, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar material adverse effect on our business. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Furthermore, in addition to developing ONCR-177 as a monotherapy, we also anticipate developing ONCR-177 in combination with the commercially available anti-PD-1 checkpoint inhibitor pembrolizumab. Pembrolizumab, while commercially available in the market, is covered by patents held by Merck. We have entered into a clinical trial collaboration and supply agreement with Merck under which Merck has agreed to supply pembrolizumab for our ongoing Phase 1 clinical trial. We also plan to develop our product candidates in combination with products developed by additional companies that are covered by patents or licenses held by those entities to which we do not have a license or a sublicense. In the event that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product candidate or product recommended for administration with ONCR-177 or our other product candidates. In such a case, we could be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on commercially reasonable terms, or at all.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on our technology throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws and practices of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop and/or manufacture their own products, and may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the granting or enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to obtain patent rights or stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally in those countries. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to protect and enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property we develop or license.

In addition, the laws of certain foreign countries may not protect our rights to the same extent as the laws of the United States, and those foreign laws may also be subject to change. For example, methods of treatment and manufacturing processes may not be patentable in certain jurisdictions, and the requirements for patentability may differ in certain countries. Furthermore, biosimilar product manufacturers or other competitors may challenge the scope, validity and enforceability of our patents, requiring us to engage in complex, lengthy and costly litigation or proceedings.

Moreover, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business and results of operations may be adversely affected.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payments and other similar provisions during the patent application process and to maintain patents after they are issued. For example, periodic maintenance fees, renewal fees, annuity fees and various other government fees on issued patents and patent applications often must be paid to the USPTO and foreign patent agencies over the lifetime of our licensed patents or any patents we own. In certain circumstances, we may rely on future licensing partners to take the necessary action to comply with these requirements with respect to licensed intellectual property. Although an unintentional lapse can be cured for a period of time by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to obtain and maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to ONCR-177 or our other product candidates, which could have a material adverse effect on our business.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect ONCR-177 and our other product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions in which we have or seek patent protection could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, signed into law in the United States on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may wish to acquire rights to future assets through in-licensing or may attempt to form collaborations in the future with respect to our product candidates, but may not be able to do so, which may cause us to alter or delay our development and commercialization plans.

The development and potential commercialization of our product candidates will require substantial additional capital to fund expenses. We may, in the future, decide to collaborate with other biopharmaceutical companies for the development and potential commercialization of those product candidates in other countries or territories of the world. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the following:

∎	the design or results of clinical trials;

∎	the likelihood of approval by the FDA or comparable foreign regulatory authorities;

∎	the potential market for the product candidate;

∎	the costs and complexities of manufacturing and delivering such product candidate to patients;

∎	the potential of competing products;

∎	the existence of uncertainty with respect to our ownership of technology or other rights, which can exist if there is a challenge to such ownership without regard to the merits of the challenge; and

∎	industry and market conditions generally.

The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under any license agreements from entering into agreements on certain terms or at all with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company. As a result, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any planned sales or marketing activities for such product candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of our business.

Competitors may infringe our licensed patents or any patent we own or misappropriate or otherwise violate our intellectual property rights. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Our licensed patents and any patents we own in the future may become involved in priority or other intellectual property related disputes. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. Also, third parties may initiate legal proceedings against us to challenge the validity or scope of our owned or licensed intellectual property rights. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to conduct intellectual property related litigations or proceedings than we can. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation and other intellectual property related proceedings could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or other intellectual property related proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation in the United States, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments in any such proceedings. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock, and could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market. Any of the foregoing may have a material adverse effect our business, financial condition, results of operations, stock price and prospects.

We may be subject to claims by third parties asserting that we, our employees or any future collaborators have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, including our senior management team, were previously employed at, or consulted for, universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these people, including each member of our senior management team, executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment or consulting agreements, that assigned ownership of intellectual property relating to work performed under such agreements to the contracting third party. Although we try to ensure that our employees do not use, claim as theirs, or misappropriate the intellectual property, proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used, claimed as theirs, misappropriated or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms, or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. Any of the foregoing may have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed confidential information of third parties or are in breach of non-competition or non-solicitation agreements with our competitors.

We could be subject to claims that we or our employees, including senior management, have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors or others. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we caused an employee to breach the terms of their non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor or other party. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to ONCR-177 and our other product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers, competitors or other parties. An inability to incorporate such technologies or features would have a material adverse effect on our business, and may prevent us from successfully commercializing ONCR-177 and our other product candidates. In addition, we may lose valuable intellectual property rights or personnel as a result of such claims. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or consultants. A loss of key personnel or their work product could hamper or prevent our ability to develop and commercialize ONCR-177 and our other product candidates, which could have an adverse effect on our business, financial condition, results of operations, stock price and prospects.

If we obtain any issued patents covering our technology, such patents could be found invalid or unenforceable if challenged in court or before the USPTO or comparable foreign regulatory authority.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering any of our technology, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be, among other things, an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be, among other things, an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation, cancellation or amendment to our patents in such a way that they no longer cover and protect ONCR-177 and our other product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. For example, with respect to the validity of our licensed patents or any patents we obtain in the future, we cannot be certain that there is no invalidating prior art of which we, our or our licensing partner’s patent counsel, and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on ONCR-177 and our other product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time, and our product candidates for which we intend to seek approval as biological products may face competition sooner than anticipated.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, such as ONCR-177 and our other product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, but no longer than 14 years from the product’s approval date, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authorities in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their products earlier than might otherwise be the case, which could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

The enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, as part of the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, or ACA, created an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. Certain changes, however, and supplements to an approved BLA, and subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest, or other related entity do not qualify for the 12-year exclusivity period.

ONCR-177 and our other product candidates are all biological product candidates. We anticipate being awarded market exclusivity for each of our biological product candidates that is subject to its own BLA for 12 years in the United States, 10 years in Europe and significant durations in other markets. However, the term of the patents that cover such product candidates may not extend beyond the applicable market exclusivity awarded by a particular country. For example, in the United States, if all of the patents that cover our particular biological product expire before the 12-year market exclusivity expires, a third party could submit a marketing application for a biosimilar product four years after approval of our biological product, the FDA could immediately review the application and approve the biosimilar product for marketing 12 years after approval of our biological product, and the biosimilar sponsor could then immediately begin marketing. Alternatively, a third party could submit a full BLA for a similar or identical product any time after approval of our biological product, and the FDA could immediately review and approve the similar or identical product for marketing and the third party could begin marketing the similar or identical product upon expiry of all of the patents that cover our particular biological product.

There is also a risk that this exclusivity could be changed in the future. For example, this exclusivity could be shortened due to congressional action or through other actions, including future proposed budgets, international trade agreements and other arrangements or proposals. Additionally, there is a risk that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. The extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. It is also possible that payors will give reimbursement preference to biosimilars over reference biologics, even absent a determination of interchangeability.

To the extent that we do not receive any anticipated periods of regulatory exclusivity for our product candidates or the FDA or foreign regulatory authorities approve any biosimilar, interchangeable, or other competing products to our product candidates, it could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

Risks Related to Government Regulation

If we fail to comply with federal and state healthcare laws, including fraud and abuse and patient privacy and security laws, we could face substantial penalties and our business, financial condition, results of operations, stock price and prospects will be materially harmed.

Our current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable healthcare fraud and abuse, patient privacy and security, and other healthcare laws, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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The federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs.

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The federal civil and criminal false claims laws, including, without limitation, the civil False Claims Act, and the federal civil monetary penalties law, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal funds, and knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government.

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The Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters.

∎	The federal physician payment transparency requirements, sometimes referred to as the Physician Payments Sunshine Act, created under the ACA and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members.

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HIPAA, as amended by the Health Information Technology for Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

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Analogous state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or that apply regardless of payor; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require the reporting of information related to drug pricing; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If we or our operations are found to be in violation of any federal or state healthcare law, or any other governmental laws or regulations that apply to us, we may be subject to penalties, including significant civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, imprisonment, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from participation in U.S. federal or state health care programs, additional reporting requirements and/or oversight if we become subject to corporate integrity agreements or similar agreement to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, it may be subject to significant criminal, civil or administrative sanctions, including but not limited to, exclusions from participation in U.S. federal or state healthcare programs, which could also materially affect our business.

Although an effective compliance program can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Moreover, achieving and sustaining compliance with such laws may prove costly. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

If the government or third-party payors fail to provide adequate coverage, reimbursement and payment rates for our product candidates, or if health maintenance organizations or long-term care facilities choose to use therapies that are less expensive or considered a better value, our revenue and prospects for profitability will be limited.

In both domestic and foreign markets, sales of our products will depend in part upon the availability of coverage and adequate reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare and Medicaid, managed care providers, private health insurers, and other organizations. Coverage decisions may depend upon clinical and economic standards that disfavor new therapeutic products when more established or lower cost therapeutic alternatives are already available or subsequently become available, even if our products are alone in a class. Third-party payors establish reimbursement levels. Therefore, even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain a market share sufficient to realize a sufficient return on our or their investments. If reimbursement is not available, or is available only to limited levels, our product candidates may be competitively disadvantaged, and we may not be able to successfully commercialize our product candidates. Alternatively, securing favorable reimbursement terms may require us to compromise pricing and prevent us from realizing an adequate margin over cost.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved therapeutics. Marketing approvals, pricing, and reimbursement for new therapeutic products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a therapeutic before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription biopharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval. Our ability to commercialize our product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from third-party payors.

The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. Several third-party payors are requiring that companies provide them with predetermined discounts from list prices, are using preferred drug lists to leverage greater discounts in competitive classes, are disregarding therapeutic differentiators within classes, are challenging the prices charged for therapeutics, and are negotiating price concessions based on performance goals. In addition, third-party payors are increasingly requiring higher levels of evidence of the benefits and clinical outcomes of new technologies, benchmarking against other therapies, seeking performance-based discounts, and challenging the prices charged. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if available, that the reimbursement rates will be adequate. If payors subject our product candidates to maximum payment amounts, or impose limitations that make it difficult to obtain reimbursement, providers may choose to use therapies which are less expensive when compared to our product candidates. Additionally, if payors require high copayments, beneficiaries may seek alternative therapies. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any products to the satisfaction of hospitals, other target customers and their third-party payors. Such studies might require us to commit a significant amount of management time and financial and other resources. Our products might not ultimately be considered cost-effective. Adequate third-party coverage and reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.

In addition, in the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, we believe that future coverage and reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Third-party coverage and reimbursement for our products or product candidates for which we receive regulatory approval may not be available or adequate in either the United States or international markets, which could have a negative effect on our business, financial condition, results of operations, stock price and prospects.

There may also be delays in obtaining coverage and reimbursement for newly approved therapeutics, and coverage may be more limited than the indications for which the product is approved by the FDA or comparable foreign regulatory authorities. Such delays have made it increasingly common for manufacturers to provide newly approved drugs to patients experiencing coverage delays or disruption at no cost for a limited period in order to ensure that patients are able to access the drug. Moreover, eligibility for reimbursement does not imply that any therapeutic will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new therapeutics, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost products or may be incorporated into existing payments for other services.

An inability to promptly obtain coverage and adequate reimbursement from third-party payors for any of our product candidates for which we obtain marketing approval could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

We are subject to new legislation, regulatory proposals and third-party payor initiatives that may increase our costs of compliance, and adversely affect our ability to market our products, obtain collaborators, and raise capital.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we may receive for any approved products.

For example, the ACA was passed in March 2010 and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the United States pharmaceutical industry. Since its enactment, there have been executive, judicial and political challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the Tax Cuts and Jobs Act, or the Tax Act, includes a provision repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business. Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include, among other things, aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. In addition, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The CMS promulgated regulations governing manufacturers’ obligations and reimbursement under the Medicaid Drug Rebate Program, and recently promulgated a regulation that limited Medicare Part B payment to certain hospitals for outpatient drugs purchased under the 340B program.

There has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. Any new laws or regulations that result in additional reductions in Medicare and other healthcare funding could have a material adverse effect on customers for our products, if approved, and, accordingly, on our results of operations.

We expect that the ACA, as well as other federal and state healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria, increased regulatory burdens and operating costs, decreased net revenue from our biopharmaceutical products, decreased potential returns from our development efforts, and additional downward pressure on the price that we receive for any approved product. It is also possible that additional governmental action is taken to address the COVID-19 pandemic. Any reduction in reimbursement from Medicare or other government healthcare programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from commercializing our products and being able to generate revenue, and we could be prevented from or significantly delayed in achieving profitability.

In addition, there have been a number of other legislative and regulatory proposals aimed at changing the biopharmaceutical industry. For instance, the Drug Quality and Security Act of 2013 imposes obligations on manufacturers of biopharmaceutical products related to product tracking and tracing. Further, manufactures have product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products that would result in serious adverse health consequences of death to humans, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Compliance with the federal track and trace requirements may increase our operational expenses and impose significant administrative burdens. As a result of these and other new proposals, we may determine to change our current manner of operation, provide additional benefits or change our contract arrangements, any of which could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as import and export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, and other consequences, which could adversely affect our business, financial condition, results of operations, stock price and prospects.

Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. The FCPA and these other anti-corruption laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, providing, soliciting, or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our personnel or intermediaries, even if we do not explicitly authorize or have prior knowledge of such activities.

We are also subject to other laws and regulations governing our international operations, including applicable import and export control regulations, economic sanctions on countries and persons, anti-money laundering laws, customs requirements and currency exchange regulations, collectively referred to as the trade control laws.

We can provide no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws or other legal requirements, including trade control laws. If we are not in compliance with applicable anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations, stock price and prospects. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. An investigation of any potential violations of anti-corruption laws or trade control laws by U.S. or other authorities could also have an adverse impact on our reputation, our business, financial condition, results of operations, stock price and prospects.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

We may be subject to or affected by evolving federal, state and foreign data protection laws and regulations, such as laws and regulations that address privacy and data security. In the United States, numerous federal and state laws and regulations, including federal and state health information privacy laws, state data breach notification laws, and federal and state consumer protection laws, such as Section 5 of the Federal Trade Commission Act, govern the collection, use, disclosure and protection of health information and other personal information could apply to our operations. These laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions, and guidance on implementation and compliance practices are often updated or otherwise revised, which adds to the complexity of processing personal information. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under HIPAA, as amended HITECH, and its implementing rules and regulations. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Foreign data protection laws, including European Union, or EU, Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, may also apply to health-related and other personal information obtained outside of the United States. The GDPR went into effect on May 25, 2018. The GDPR introduced new data protection requirements in the EU. Companies that violate the GDPR can face private litigation, restrictions on data processing, as well as fines up to the greater of €20 million or 4% of annual global revenue. The GDPR, which is wide-ranging in scope, imposes several requirements relating to control over personal data by individuals to whom personal data relates, the information that an organization must provide to individuals, the documentation an organization must maintain, the security and confidentiality of personal data, data breach notification, and the use of third party processors in connection with the processing of personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Economic Area, or EEA, to the United States. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, there is current litigation challenging such mechanisms, and uncertainty about compliance with EU data protection laws remains. Such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop, and market our products and services. Further, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated. The GDPR, the applicable laws of EU Member States, and the applicable privacy laws of the United Kingdom may impact our business activities and increase our compliance costs and potential liability.

In addition, the California Consumer Privacy Act, or CCPA, took effect on January 1, 2020. The CCPA creates new individual privacy rights for California consumers (as the word is broadly defined in the law) and places increased privacy and security obligations on many organizations that handle personal information of consumers or households. The CCPA will require covered companies to provide new disclosures to consumers about such companies’ data collection, use and sharing practices, provide such consumers with data privacy rights such as rights to access and delete their personal information, receive detailed information about how their personal information is used, and opt-out of certain sharing of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that is expected to increase data breach litigation. The Attorney General and local government attorneys may also bring enforcement actions for alleged violations of the CCPA. Although there are some exemptions for clinical trial data and health information, the CCPA may impact our business activities and increase our compliance costs and potential liability. Many similar privacy laws have been proposed at the federal level and in other states.

Compliance with U.S. and foreign data protection laws and regulations could require us to take on more onerous obligations in our contracts, increase our costs of legal compliance, restrict our ability to collect, use and disclose data, or in some cases, impact our or our partners’ suppliers’ ability to operate in certain jurisdictions. Our or our vendors’ actual or perceived failure to comply with U.S. and foreign data protection laws and regulations could result in government investigations and/or enforcement actions (which could include civil, criminal, and administrative penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.

We publish privacy policies, self-certifications, and other documentation regarding our collection, use and disclosure of personal information and/or other confidential information. Although we endeavor to comply with our published policies, certifications, and documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or vendors fail to comply with our published policies, certifications, and documentation. Such failures can subject us to potential international, local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Violations of or liabilities under environmental, health and safety laws and regulations could subject us to fines, penalties or other costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment and disposal of hazardous materials and wastes and the cleanup of contaminated sites. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We would incur substantial costs as a result of violations of or liabilities under environmental requirements in connection with our operations or property, including fines, penalties and other sanctions, investigation and cleanup costs and third-party claims. Although we generally contract with third parties for the disposal of hazardous materials and wastes from our operations, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

Risks Related to Our Business and Operations

We are highly dependent on our key personnel, including our Chief Executive Officer, Chief Scientific Officer and Senior Vice President, Clinical Development. If we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management and particularly on the services of our scientific personnel including Theodore (Ted) Ashburn, M.D., Ph.D., our President and Chief Executive Officer, Christophe Quéva, Ph.D., our Chief Scientific Officer and Senior Vice President, Research and John Goldberg, M.D., our Senior Vice President, Clinical Development. We believe that their drug discovery and development experience and overall biopharmaceutical company management experience, would be difficult to replace. Any of our executive officers could leave our employment at any time, as all of our employees are “at-will” employees. We currently do not have “key person” insurance on any of our employees. The loss of the services of our key personnel and any of our other executive officers, key employees, and scientific and medical advisors, and our inability to find suitable replacements, could result in delays in our research and development objectives and harm our business.

Recruiting and retaining qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for skilled individuals. In addition, failure to succeed in preclinical studies, clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or the loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need to continue to expand the size of our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of September 1, 2020, we had 51 full-time employees, including 40 employees engaged in research and development. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

∎	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical, FDA and comparable foreign regulatory review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

∎	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize ONCR-177 and any other product candidates we develop will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. The services include substantially all aspects of clinical trial management and manufacturing. We cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of ONCR-177 and our other product candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring qualified new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize ONCR-177 and our other product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Public health crises such as pandemics, including the COVID-19 pandemic, or similar outbreaks could materially and adversely affect our preclinical studies and clinical trials, business, financial condition and results of operations.

In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a national emergency with respect to COVID-19. In response to the COVID-19 pandemic, a number of governmental orders and other public health guidance measures have been implemented across much of the United States, including in the locations of our office, clinical trial sites and third parties on whom we rely. We anticipate that our clinical development timelines could be negatively affected by COVID-19, which could materially and adversely affect our business, financial condition and results of operations. Further, we have implemented a work-from-home policy allowing employees who can work from home to do so, while those needing to work in laboratory facilities work in shifts to reduce the number of people gathered together at one time. Business travel has been suspended, and online and teleconference technology is used to meet virtually rather than in person. We have taken measures to secure our research and development project activities, while work in laboratories has been organized to reduce risk of COVID-19 transmission. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay or otherwise adversely impact our business. For example, with our personnel working from home, some of our research activities that require our personnel to be in our laboratories could be delayed.

As a result of the COVID-19 pandemic, or similar pandemics, and related governmental orders and other public health guidance measures, we have and may in the future experience disruptions that could materially and adversely impact our preclinical studies, clinical trials, business, financial condition and results of operations. Potential disruptions might include but are not limited to:

∎	delays or difficulties in enrolling patients in our clinical trials;

∎	delays or difficulties in initiating or expanding clinical trials, including delays or difficulties with clinical site initiation and recruiting clinical site investigators and clinical site staff;

∎	increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine;

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interruption of key clinical trial activities, such as clinical trial site data monitoring and efficacy, safety and translational data collection, processing and analyses, due to limitations on travel imposed or recommended by federal, state or local governments, employers and others or interruption of clinical trial subject visits, which may impact the collection and integrity of subject data and clinical study endpoints;

∎

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

∎	delays or disruptions in preclinical experiments and studies due to restrictions of on-site staff and unforeseen circumstances at CROs and vendors;

∎	interruption or delays in the operations of the FDA and comparable foreign regulatory agencies;

∎	interruption of, or delays in receiving, supplies of our product candidates from third-party providers due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

∎

limitations on employee or other resources that would otherwise be focused on the conduct of our clinical trials and preclinical work, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures or mass transit disruptions;

∎

changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether; and

∎

delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel.

The COVID-19 global pandemic continues to rapidly evolve. The extent to which the outbreak may affect our preclinical activities, clinical trials, business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in the United States, business closures or business disruptions and the effectiveness of actions taken in the United States to contain and treat the disease. Future developments in these and other areas present material uncertainty and risk with respect to our clinical trials, business, financial condition and results of operations.

We depend on our information technology systems, and any failure of these systems could harm our business. Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations and financial condition.

We collect and maintain information in digital and other forms that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the privacy, security, confidentiality, availability and integrity of such confidential information. We have established physical, electronic and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors consultants, vendors, and other third parties on which we rely, are vulnerable to damage or unauthorized access or use resulting from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, denial or degradation of service attacks, ransomware, hacking, phishing and other social engineering attacks, attachments to emails, persons inside our organization, or persons with access to systems inside our organization.

The risk of a security breach or disruption or data loss, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the prevalent use of mobile devices that access confidential information increases the risk of lost or stolen devices, security incidents, and data security breaches, which could lead to the loss of confidential information or other intellectual property. As a result of the COVID-19 pandemic, we may face increased risks of a security breach or disruption due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Any security compromise affecting us, our partners or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures, and lead to regulatory scrutiny. Moreover, if a computer security breach affects our systems or results in the unauthorized access to or unauthorized use, disclosure, release or other unauthorized processing of personal information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal, state, and foreign privacy and security laws, if applicable, including HIPAA, as amended HITECH, and its implementing rules and regulations, as well as regulations promulgated by the Federal Trade Commission, state data breach notification laws, and the GDPR. We would also be exposed to a risk of loss, governmental investigations or enforcement, or litigation and potential liability, any of which could materially adversely affect our business, results of operations and financial condition.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability and have to limit the commercialization of any approved products and/or our product candidates.

The use of our product candidates in clinical trials, and the sale of any product for which we obtain regulatory approval, exposes us to the risk of product liability claims. We face inherent risk of product liability related to the testing of our product candidates in human clinical trials, including liability relating to the actions and negligence of our investigators, and will face an even greater risk if we commercially sell any product candidates that we may develop. For example, we may be sued if any product candidate we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. Product liability claims might be brought against us by consumers, healthcare providers or others using, administering or selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of merit or eventual outcome, liability claims may result in:

∎	loss of revenue from decreased demand for our products and/or product candidates;

∎	impairment of our business reputation or financial stability;

∎	costs of related litigation;

∎	substantial monetary awards to patients or other claimants;

∎	diversion of management attention;

∎	withdrawal of clinical trial participants and potential termination of clinical trial sites or entire clinical programs;

∎	the inability to commercialize our product candidates;

∎	significant negative media attention;

∎	decreases in our stock price;

∎	initiation of investigations and enforcement actions by regulators; and

∎	product recalls, withdrawals or labeling, marketing or promotional restrictions, including withdrawal of marketing approval.

We believe we have sufficient insurance coverage in place for our business operations. However, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include clinical trials and the sale of commercial products if we obtain FDA or comparable foreign regulatory approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing, or at all. Failure to obtain and retain sufficient product liability insurance at an acceptable cost could prevent or inhibit the commercialization of products we develop. On occasion, large judgments have been awarded in class action lawsuits based on therapeutics that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash, and materially harm our business, financial condition, results of operations, stock price and prospects.

Our employees, independent contractors, consultants, commercial partners, principal investigators, CMOs, or CROs may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, independent contractors, consultants, commercial partners, principal investigators, CMOs or CROs could include intentional, reckless, negligent, or unintentional failures to comply with FDA regulations, comply with applicable fraud and abuse laws, provide accurate information to the FDA, properly calculate pricing information required by federal programs, report financial information or data accurately or disclose unauthorized activities to us. This misconduct could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter this type of misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Moreover, it is possible for a whistleblower to pursue a False Claims Act case against us even if the government considers the claim unmeritorious and/or declines to intervene, which could require us to incur costs defending against such a claim. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations, stock price and prospects, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in U.S. federal healthcare programs, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

We have generated significant net operating loss (NOL) carryforwards and research and development tax credits, and our ability to utilize our net operating loss carryforwards and research and development tax credits to reduce future tax payments may be limited or restricted.

We have generated significant NOL carryforwards and research and development tax credits, or R&D credits, as a result of our incurrence of losses and our conduct of research activities since inception. As of December 31, 2019, we had federal and state NOL carryforwards of $66.4 million and $65.3 million, respectively. We do not anticipate generating revenue from sales of products for the foreseeable future, if ever, and we may never achieve profitability. Our U.S. federal NOL carryforwards generated prior to 2018 will expire if not utilized beginning in 2035. These NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Act, as modified by the CARES Act, U.S. federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the utilization of U.S. federal NOLs generated in tax years beginning after December 31, 2020 is limited. As of December 31, 2019, we also had federal and state R&D credit carryforwards of $2.3 million and $1.1 million, respectively. Our federal R&D credit carryforwards begin to expire in 2035 and our state R&D credit carryforwards begin to expire in 2030. These R&D credit carryforwards could expire unused and be unavailable to offset future income tax liabilities.

Under Sections 382 and 383 of the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and R&D credits to offset its post-change income and taxes, respectively, may be limited. For purposes of these rules, an “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The application of these rules could limit the amount of NOLs or R&D credit carryforwards that we can utilize annually to offset future taxable income or tax liabilities. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Our NOL and R&D credit carryforwards are subject to review and possible adjustment by U.S. and state tax authorities.

Risks Related to Our Common Stock and this Offering

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to list our common stock on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to enter into collaborations or acquire other companies or technologies using our shares as consideration.

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

∎	variations in the level of expense related to the ongoing development of our product candidates, preclinical development programs and our oHSV Platform and synthetic viral platform;

∎	results of preclinical studies and future clinical trials, or the addition or termination of future clinical trials or funding support by us, or future collaborators or licensing partners;

∎

our execution of any collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

∎	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

∎	additions and departures of key personnel;

∎	strategic decisions by us, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

∎	if any of our product candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such product candidates; and

∎	regulatory developments affecting our product candidates.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

The market price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme price and volume fluctuations that have been often unrelated or disproportionate to the operating performance of the issuer. In particular, the trading prices for pharmaceutical, biopharmaceutical and biotechnology companies have been highly volatile as a result of the COVID-19 pandemic. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

∎	results from, and any delays in, our clinical trial for ONCR-177, our preclinical studies and any other future clinical development programs, including any delays related to the COVID-19 pandemic;
∎	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

∎	commencement or termination of collaboration, licensing or similar arrangements for our development programs;

∎	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

∎	failure or discontinuation of any of our development programs;

∎	results of clinical trials of product candidates of our competitors;

∎	developments or setbacks related to drugs that are co-administered with any of our product candidates, such as checkpoint inhibitors;

∎	regulatory or legal developments in the United States and other countries;

∎	developments or disputes concerning patent applications, issued patents or other proprietary rights;

∎	the recruitment or departure of key personnel;

∎	the level of expenses related to the development of ONCR-177 and any other product candidate we may develop;

∎	variations in our financial results or those of companies that are perceived to be similar to us;

∎	announcements or expectations of additional financing efforts by us;

∎	sales of our common stock by us, our insiders or other stockholders;

∎	expiration of market stand-off or lock-up agreements;

∎	recommendations and changes in estimates or recommendations by securities analysts, if any, that cover our stock;

∎	changes in the structure of healthcare payment systems;

∎	market conditions in the pharmaceutical and biotechnology sectors;

∎	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States and abroad; and

∎	investors’ general perception of us and our business.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their shares at or above the price paid for the shares and may otherwise negatively affect the liquidity of our common stock.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against public companies following declines in the market prices of their securities. This risk is especially relevant for biopharmaceutical companies, which have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and our resources, which could harm our business.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution with respect to the common stock you purchase in this offering. Based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their option to acquire additional common stock in this offering, purchasers of common stock in this offering will experience immediate dilution of $        per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price, and, following the completion of this offering, investors purchasing common stock in this offering will have contributed     % of the total amount invested by stockholders since inception but will only own     % of the shares of common stock outstanding. In the past, we have issued options and warrants to purchase common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. Management might not apply our net proceeds in ways that ultimately increase the value of your investment. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds,” we are not obligated to do so. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

You should not rely on an investment in our common stock to provide dividend income. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur, as the only way to realize any return on their investment.

Our executive officers, directors, and stockholders and their affiliates who beneficially own more than 5% of our common stock will continue to exercise significant influence over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Based upon the number of shares of our common stock outstanding as of September 10, 2020, and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 180,725,292 shares of our common stock upon the closing of this offering and the sale of                  shares in this offering, immediately following the completion of this offering, the existing holdings of our executive officers, directors, and stockholders and their affiliates who beneficially own more than 5% of our common stock will represent beneficial ownership, in the aggregate, of approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to acquire additional common stock in this offering. As a result, these stockholders, if they act together, will be able to exercise significant influence over our management and affairs and the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock at prices per share that were substantially less than the per share price of the shares of common stock being sold in this offering, these stockholders may have interests with respect to their common stock that are different from those of investors in this offering, and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:

∎	delaying, deferring or preventing a change of control of our company;

∎	impeding a merger, consolidation, takeover or other business combination involving our company; or

∎	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

See “Principal Stockholders” in this prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their respective affiliates.

Conflicts of interest may arise because some members of our board of directors are representatives of our principal stockholders.

Certain of our principal stockholders or their affiliates are venture capital funds or other investment vehicles that could invest in entities that directly or indirectly compete with us. As a result of these relationships, conflicts may arise between the interests of the principal stockholders or their affiliates and the interests of other stockholders, and members of our board of directors that are representatives of such principal stockholders may not be disinterested in such conflicts. Neither the principal stockholders nor the representatives of the principal stockholders on our board of directors, by the terms of our amended and restated certificate of incorporation, are required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it their other affiliates, unless such opportunity is expressly offered to them solely in their capacity as members of our board of directors. We expect that all decisions made by our executive officers and directors will be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of us and our stockholders, as well as in compliance with our Code of Business Conduct and Ethics, which will be adopted in connection with this offering and includes a “conflicts of interest” section applicable to all employees, executive officers and directors.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up, stand-off and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock, on an as-converted basis, outstanding as of September 10, 2020 and the sale of                  shares in this offering, upon the completion of this offering, we will have outstanding a total of                  shares of common stock, assuming no exercise of the underwriters’ option to purchase an additional                  shares. Of these shares, the                  shares sold by us in this offering will be freely tradable without restriction in the public market immediately following this offering unless purchased by our “affiliates”. Under the Securities Act of 1933, as amended, or the Securities Act, an “affiliate” of an issuer is a person who directly or indirectly controls, is controlled by or is under common control with that issuer. The remaining 193,351,898 shares are currently restricted under securities laws or as a result of lock-up or other agreements, but will be able to be sold after this offering as described in “Shares Eligible for Future Sale.” The representatives of the underwriters for this offering may release stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

Upon completion of this offering, approximately                million shares of common stock that are either subject to outstanding options, reserved for future issuance under our equity incentive plans or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements described above and applicable securities laws. We plan to register under the Securities Act all                million of these shares that we may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described above. If any of the additional shares of common stock described above are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

After the completion of this offering, the holders of approximately                million shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. See “ Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market price of our common stock.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which, in turn, could cause our stock price to decline.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq listing requirements and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. The increased costs may require us to reduce costs in other areas of our business or increase the prices of our services. Moreover, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies or smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not approved previously. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our consolidated financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

We could be an emerging growth company until December 31, 2025, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates equals or exceeds $700.0 million as of the prior June 30, or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements.

We cannot predict if investors will find our common stock less attractive because we may rely on the exemptions and reduced disclosure obligations applicable to emerging growth companies and smaller reporting companies. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 10-K. When we lose our status as an “emerging growth company” and a “smaller reporting company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Provisions in our corporate charter and bylaws and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws that will become effective upon the completion of this offering and provisions of Delaware law may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

∎	establish a classified board of directors such that not all members of the board are elected at one time;

∎	allow the authorized number of our directors to be changed only by resolution of our board of directors;
∎	limit the manner in which stockholders can remove directors from the board;

∎	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

∎	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

∎	prohibit our stockholders from calling a special meeting of our stockholders;

∎

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a stockholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

∎	require the approval of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired 15% or more of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

∎	any derivative action or proceeding brought on our behalf;

∎	any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders;

∎

any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws;

∎	any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; and

∎	any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage these types of lawsuits. If a court were to find either exclusive forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are contained principally in the sections of this prospectus titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” or “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

These forward-looking statements include statements about:

∎	the impact of the ongoing COVID-19 pandemic and our response to it;

∎	our preclinical and clinical development plans including our Phase 1 clinical trial of ONCR-177;

∎	our ability to receive the required regulatory approvals and clearances to successfully market and sell our products in the United States and certain other countries;

∎	our ability to successfully advance our pipeline of product candidates;

∎	our ability to develop sales and marketing capabilities;

∎	the rate and degree of market acceptance of any products we are able to commercialize;

∎	the effects of increased competition as well as innovations by new and existing competitors in our market;

∎	our ability to obtain funding for our operations;

∎	our ability to establish and maintain collaborations;

∎	our ability to effectively manage our anticipated growth;

∎	our ability to maintain, protect and enhance our intellectual property rights and proprietary technologies;

∎	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

∎	costs associated with defending intellectual property infringement, product liability and other claims;

∎	regulatory developments in the United States and other foreign countries;

∎	our ability to attract and retain qualified employees;

∎	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

∎	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;

∎	our expected use of proceeds of this offering; and

∎	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the section titled “Risk Factors” and elsewhere in this prospectus. We also operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances described in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements contained in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, events, circumstances or achievements reflected in the forward-looking statements will ever be achieved or occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that these third-party sources and estimates are reliable, but have not independently verified them. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $        million, or approximately $        million if the underwriters exercise in full their option to purchase additional shares from us, in each case after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $        million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although a decrease in the initial offering price without a corresponding increase in the number of shares offered may accelerate the time at which we will need to seek additional capital.

We intend to use the net proceeds of this offering, along with our current cash and cash equivalents, as follows:

∎	approximately $ million to advance ONCR-177 through our Phase 1 clinical trial, including monotherapy, combination therapy, and expansion cohorts, as well as additional clinical development expenses;

∎	approximately $ million to fund our efforts to develop ONCR-GBM, an intratumoral product candidate targeting brain cancer that is based on our oHSV platform, through candidate nomination;

∎	approximately $ million to fund preclinical and clinical development expenses for a Synthetic CVA21 product candidate, including candidate nomination and IND-enabling activities;

∎	approximately $ million to fund our efforts to develop a product candidate from our second synthetic program based on SVV, through candidate nomination;

∎	approximately $ million to fund a portion of the planned buildout of our manufacturing capabilities; and

∎	the remaining proceeds for working capital and general corporate purposes.

We may also use a portion of the remaining net proceeds to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as such plans and conditions evolve. Predicting the costs necessary to develop product candidates can be difficult, and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from preclinical studies and clinical trials, any collaborations that we may enter into with third parties and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our current plans, we believe that our existing cash and cash equivalents, including the $35.8 million in gross proceeds that we expect to receive prior to the closing of this offering from the second tranche of our Series B financing, together with the anticipated net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements into             . The expected net proceeds from this offering will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates. For additional information regarding our potential capital requirements, see “Risk Factors.”

Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in any future debt agreements, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2020:

∎	on an actual basis;

∎

on a pro forma basis, giving effect to (1) the sale by us of 41,690,117 shares of Series B redeemable convertible preferred stock prior to the closing of this offering for gross proceeds of $35.8 million, (2) the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock (including the Series B redeemable convertible preferred stock to be issued prior to the closing of this offering) into an aggregate of 180,725,292 shares of our common stock upon the closing of this offering and (3) the filing of our amended and restated certificate of incorporation, which will be filed in connection with this offering; and

∎

on a pro forma as adjusted basis to reflect (1) the pro forma items described immediately above and (2) the sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only, and our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of the offering determined at the pricing of this offering.

You should read this table together with the sections of this prospectus titled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	AS OF JUNE 30, 2020
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED (1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$28,921	$64,762	$

Series B tranche rights liability	$2,501	$—	$
Redeemable convertible preferred stock:
Series A-1 redeemable convertible preferred stock, $0.0001 par value; 76,500 shares authorized, 76,500 shares issued and outstanding, actual; 0 shares authorized, issued or outstanding, pro forma and pro forma as adjusted	66,634	—
Series B redeemable convertible preferred stock, $0.0001 par value; 104,225 shares authorized, 62,535 shares issued and outstanding, actual; 0 shares authorized, issued or outstanding, pro forma and pro forma as adjusted	55,448	—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value; 0 shares authorized, issued or outstanding, actual; shares authorized, 0 shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 227,000 shares authorized, 12,139 shares issued and outstanding, actual; 227,000 shares authorized, 193,198 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	19
Additional paid-in capital	—	160,406
Accumulated deficit	(96,325)	(96,325)

Total stockholders’ (deficit) equity	(96,324)	64,100

Total capitalization	$28,259	$64,100	$

(1)	The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

The number of shares of our common stock shown as issued and outstanding in the table above is based on 12,472,690 shares of common stock outstanding as of June 30, 2020, which includes 333,334 shares of our common stock subject to forfeiture and our right of repurchase and excludes:

∎

25,818,205 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2020, at a weighted-average exercise price of $0.30 per share (which does not include stock options to purchase an aggregate of 315,000 shares of common stock, at exercise prices of $0.58 and $0.97 per share, that were granted subsequent to June 30, 2020);

∎	864,845 shares of common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2020, at a weighted-average exercise price of $0.10 per share;

∎

662,752 shares of our common stock reserved for future issuance under our 2016 Plan as of June 30, 2020, which does not account for stock options to purchase an aggregate of 315,000 shares of common stock that were granted subsequent to June 30, 2020, and which shares will cease to be available for future issuance immediately prior to the time that our 2020 Plan becomes effective in connection with this offering;

∎

                 shares of our common stock reserved for future issuance pursuant to our 2020 Plan, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any shares which may be reserved pursuant to provisions in our 2020 Plan that automatically increase the number of shares of common stock reserved for issuance under the 2020 Plan; and

∎

                 shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any shares which may be reserved pursuant to provisions in the ESPP that automatically increase the number of shares of common stock reserved for issuance under the ESPP.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

Our historical net tangible book value (deficit) as of June 30, 2020 was $(96.3) million, or $(7.72) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our liabilities and redeemable convertible preferred stock, which is not included within stockholders’ (deficit) equity. Historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the 12,472,690 shares of common stock outstanding as of June 30, 2020, including 333,334 shares of unvested restricted stock.

Our pro forma net tangible book value as of June 30, 2020 was $64.1 million, or $0.33 per share of common stock. Pro forma net tangible book value per share is our pro forma net tangible book value divided by the total number of shares of common stock outstanding as of June 30, 2020, including unvested restricted stock, after giving effect to (i) the assumed sale by us of 41,690,117 shares of Series B redeemable convertible preferred stock prior to the closing of this offering for gross proceeds of $35.8 million and (ii) the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock (including the Series B redeemable convertible preferred stock to be issued prior to the closing of this offering) into an aggregate of 180,725,292 shares of our common stock upon the closing of this offering.

Our pro forma as adjusted net tangible book value is our pro forma net tangible book value, after giving further effect to the sale of                  shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of June 30, 2020 was $        million, or $        per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution of $        per share to new investors participating in this offering. We determine dilution per share to new investors by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2020	$(7.72)
Increase per share attributable to the pro forma adjustments described above	8.05

Pro forma net tangible book value per share as of June 30, 2020	0.33
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share by $        per share and the dilution per share to investors participating in this offering by $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $        and decrease the dilution per share to investors participating in this offering by $        , assuming the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Each 1,000,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $        and increase the dilution per share to new investors participating in this offering by $        , assuming the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters exercise in full their option to purchase an additional                  shares of our common stock in this offering, the pro forma as adjusted net tangible book value would increase to $        per share, representing an immediate increase to existing stockholders of $        per share and the dilution per share to new investors participating in this offering would be $        per share, assuming the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The following table summarizes as of June 30, 2020, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by our existing stockholders and (2) to be paid by investors purchasing our common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	SHARES PURCHASED		TOTAL CONSIDERATION			WEIGHTED- AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT		PERCENT
Existing stockholders	193,197,982	%		$151,396,948	%	$0.78
New investors

Total		100.0%	$		100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by investors in this offering by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by investors in this offering by approximately $        million, assuming the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise in full their option to purchase                  additional shares from us, the number of shares held by the existing stockholders after this offering would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to     % of the total number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on 12,472,690 shares of our common stock outstanding as of June 30, 2020, which includes 333,334 shares of our common stock subject to forfeiture and our right of repurchase, and excludes:

∎

25,818,205 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2020, at a weighted-average exercise price of $0.30 per share (which does not include stock options to purchase an aggregate of 315,000 shares of common stock, at exercise prices of $0.58 and $0.97 per share, that were granted subsequent to June 30, 2020);

∎	864,845 shares of common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2020, at a weighted-average exercise price of $0.10 per share;

∎

662,752 shares of our common stock reserved for future issuance under our 2016 Plan as of June 30, 2020, which does not account for stock options to purchase an aggregate of 315,000 shares of common stock that were granted subsequent to June 30, 2020, and which shares will cease to be available for future issuance immediately prior to the time that our 2020 Plan becomes effective in connection with this offering;

∎

                 shares of our common stock reserved for future issuance pursuant to our 2020 Plan, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any shares which may be reserved pursuant to provisions in our 2020 Plan that automatically increase the number of shares of common stock reserved for issuance under the 2020 Plan; and

∎

                 shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any shares which may be reserved pursuant to provisions in the ESPP that automatically increase the number of shares of common stock reserved for issuance under the ESPP.

To the extent that any outstanding options or warrants are exercised, or new shares are issued under our equity incentive plans at per share prices below the price to the public in this offering, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following tables set forth our selected consolidated statement of operations and balance sheet data. The selected consolidated statement of operations data presented below for the years ended December 31, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data presented below for the six months ended June 30, 2019 and 2020 and the selected consolidated balance sheet data as of June 30, 2020 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. The selected financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period, and results for the six-month period ended June 30, 2020 are not necessarily indicative of the results to be expected for the full year ending December 31, 2020. The selected financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
(in thousands, except per share data)	2018	2019	2019	2020
Consolidated Statement of Operations Data:
Operating Expenses:
Research and development	$12,541	$24,047	$11,962	$12,633
General and administrative	6,037	7,119	2,465	4,059

Total operating expenses	18,578	31,166	14,427	16,692

Loss from operations	(18,578)	(31,166)	(14,427)	(16,692)
Total other income (expense), net	532	462	163	(509)

Net loss and comprehensive loss	$(18,046)	$(30,704)	$(14,264)	$(17,201)

Accretion of discount and dividends on redeemable convertible preferred stock	(98)	(4,287)	(31)	(5,450)

Net loss attributable to common stockholders	$(18,144)	$(34,991)	$(14,295)	$(22,651)

Net loss per share attributable to common stockholders—basic and diluted (1)	$(1.89)	$(3.10)	$(1.31)	$(1.87)

Weighted-average number of common shares outstanding—basic and diluted (1)	9,588	11,304	10,948	12,081

Pro forma net loss per share, basic and diluted (1)		$(0.28)		$(0.11)

Pro forma weighted average common shares outstanding(1)		110,722		151,116

1.	See Note 2 and Note 12 to our annual consolidated financial statements and Note 2 and Note 10 to our interim consolidated financial statements included elsewhere in this prospectus for a description of the method used to calculate basic and diluted net loss per share and unaudited pro forma basic and diluted net loss per share.

	AS OF DECEMBER 31		AS OF JUNE 30,
(in thousands)	2018	2019	2020
Consolidated Balance Sheet Data
Cash and cash equivalents	$20,079	$45,286	$28,921
Working capital (1)	18,210	40,963	24,459
Total assets	25,656	50,826	35,815
Redeemable convertible preferred stock	60,893	116,632	122,082
Accumulated deficit	(40,983)	(74,298)	(96,325)
Total stockholders’ deficit	(40,077)	(74,297)	(96,324)

1.	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those described in or implied by these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a biopharmaceutical company focused on developing next-generation viral immunotherapies to transform outcomes for cancer patients. Using our two distinct proprietary platforms, we are developing a pipeline of intratumorally and intravenously administered product candidates designed to selectively attack and kill tumor cells and deliver transgenes to stimulate multiple arms of the immune system against tumors. Our lead product candidate, ONCR-177, is an intratumorally administered viral immunotherapy based on our oncolytic HSV-1 platform, referred to as our oHSV Platform, which leverages the Herpes Simplex Virus-1, or HSV-1, a virus which has been clinically proven to effectively treat certain cancers. Utilizing this proprietary platform, we are engineering our product candidates, such as ONCR-177, to carry greater numbers of immunostimulatory transgenes than viral immunotherapies that are either currently approved or in clinical development. These transgenes are designed to drive strong systemic anti-tumor immunity to elicit tumor responses at injected and distant non-injected tumor sites, or abscopal activity. In addition, viruses from our oHSV Platform maintain full viral replication competency in tumors and are designed to be selectively attenuated in normal tissues. We believe this unique combination of features allows us to break the safety versus potency trade-off that has generally limited the viral immunotherapy field to date. In June 2020, we initiated a Phase 1 clinical trial of ONCR-177 in several different tumor types. We are also developing a broad pipeline of product candidates that leverages our second platform, which we refer to as our Synthetic Platform, to enable repeat intravenous administration of viral immunotherapies in order to treat cancers that are less amenable to intratumoral injection due to safety and feasibility reasons, such as cancers of the lung.

Since inception, our operations have focused on organizing and staffing our company, business planning, raising capital, acquiring and developing our technology, establishing our intellectual property portfolio, identifying potential product candidates and undertaking preclinical studies and manufacturing. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily through the sale and issuance of redeemable convertible preferred equity securities. From inception through June 30, 2020, we have raised an aggregate of $115.1 million of gross proceeds through the issuance of Series A redeemable convertible preferred stock, or Series A, Series A-1 redeemable convertible preferred stock, or Series A-1, and Series B redeemable convertible preferred stock, or Series B. In 2019, we conducted a Series B financing, with the funding to occur in two tranches. We closed the first tranche of the Series B financing in August 2019 and November 2019, raising $53.8 million of gross proceeds. In September 2020, we achieved the clinical development milestones that triggered the second tranche of the Series B financing, and as a result we expect to receive an additional $35.8 million of gross proceeds prior to the closing of this offering.

Since inception, we have incurred significant operating losses. Our net losses were $18.0 million and $30.7 million for the years ended December 31, 2018 and 2019, respectively, and $14.3 million and $17.2 million for the six months ended June 30, 2019 and 2020, respectively. As of June 30, 2020, we had an accumulated deficit of $96.3 million. We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future, as we advance our current and future product candidates through preclinical and clinical development, manufacture drug product and drug supply, seek regulatory approval for our current and future product candidates, maintain and expand our intellectual property portfolio, hire additional research and development and business personnel and operate as a public company.

In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a national emergency with respect to COVID-19. In response to the COVID-19 pandemic, a number of governmental orders and other public health guidance measures have been implemented across much of the United States, including in the locations of our office, clinical trial sites and third parties on whom we rely. We anticipate that our clinical development timelines could be negatively affected by COVID-19, which could materially and adversely affect our business, financial condition and results of operations. Further, we have implemented a work-from-home policy allowing employees who can work from home to do so, while those needing to work in laboratory facilities work in shifts to reduce the number of people gathered together at one time. Business travel has been suspended, and online and teleconference technology is used to meet virtually rather than in person. We have taken measures to secure our research and development project activities, while work in laboratories has been organized to reduce risk of COVID-19 transmission. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay or otherwise adversely impact our business. For example, with our personnel working from home, some of our research activities that require our personnel to be in our laboratories could be delayed.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. In addition, if we obtain regulatory approval for our product candidates and do not enter into a third-party commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, manufacturing and distribution activities.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on acceptable terms, or at all. Our failure to raise capital or enter into such agreements as, and when needed, could have a material adverse effect on our business, results of operations and financial condition.

Without giving effect to the second tranche of the Series B financing, or the anticipated net proceeds from this offering, based on our current operating plan, we believe we do not have sufficient cash and cash equivalents on hand to support current operations for at least one year from the date of issuance of the consolidated financial statements for the year ended December 31, 2019, which was July 29, 2020, and for at least one year from the date of issuance of the consolidated financial statements for the six months ended June 30, 2020, which was August 25, 2020, in each case appearing at the end of this prospectus. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern, and the report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2019 included an explanatory paragraph indicating that there was substantial doubt about our ability to continue as a going concern. See Note 1 to our annual and interim consolidated financial statements appearing at the end of this prospectus for additional information on our assessment.

As of June 30, 2020, we had cash and cash equivalents of $28.9 million. We expect to receive an additional $35.8 million in gross proceeds from the closing of the second tranche of our Series B financing, which we expect to occur prior to the closing of this offering. We believe that our existing cash and cash equivalents, together with the anticipated net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements into                .

Components of Operating Results

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research and development activities, including our product candidate discovery efforts, preclinical and clinical studies under our research programs, which include:

∎	employee-related expenses, including salaries, benefits and stock-based compensation expense for our research and development personnel;

∎	costs of funding research performed by third parties that conduct research and development and preclinical and clinical activities on our behalf;

∎	costs of manufacturing drug product and drug supply related to our current or future product candidates;

∎	costs of conducting preclinical studies and clinical trials of our product candidates;

∎	consulting and professional fees related to research and development activities, including equity-based compensation to non-employees;

∎	costs of maintaining our laboratory, including purchasing laboratory supplies and non-capital equipment used in our preclinical studies;

∎	costs related to compliance with clinical regulatory requirements;

∎	facility costs and other allocated expenses, which include expenses for rent and maintenance of facilities, insurance, depreciation and other supplies; and

∎	fees for maintaining licenses and other amounts due under our third-party licensing agreements.

Research and development costs are expensed as incurred. Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to us by our vendors and analyzing the progress of our preclinical and clinical studies or other services performed. Significant judgment and estimates are made in determining the accrued expense balances at the end of any reporting period.

We track external research and development costs on a program-by-program basis beginning, with respect to each program, upon our internal nomination of a candidate in that program for further preclinical and clinical development. External costs include fees paid to consultants, contractors and vendors, including contract manufacturing organizations, or CMOs, and clinical research organizations, or CROs, in connection with our preclinical, clinical and manufacturing activities and license milestone payments related to candidate development. We do not allocate employee costs, costs associated with our discovery efforts, costs incurred for laboratory supplies, and facilities, including depreciation, or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified. Our lead product candidate, ONCR-177, was nominated for further development in October 2018.

The successful development of our product candidates is highly uncertain. We cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete development of our current or future product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from the sale of our product candidates, if they are approved. This is due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

∎	the scope, rate of progress, and expenses of our ongoing research activities as well as any preclinical studies and clinical trials and other research and development activities;

∎	establishing an appropriate safety profile;

∎	successful enrollment in and completion of clinical trials;

∎	whether our product candidates show safety and efficacy in our clinical trials;

∎	receipt of marketing approvals from applicable regulatory authorities;

∎	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

∎	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

∎	commercializing product candidates, if and when approved, whether alone or in collaboration with others; and

∎	continued acceptable safety profile of the products following any regulatory approval.

A change in the outcome of any of these variables with respect to the development of our current and future product candidates would significantly change the costs and timing associated with the development of those product candidates.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as we commence clinical trials and continue the development of our current and future product candidates. However, we do not believe that it is possible at this time to accurately project expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

General and Administrative Expenses

General and administrative expenses include salaries and other compensation-related costs, including stock-based compensation, for personnel in executive, finance and accounting, business development, operations and administrative roles. Other significant costs include professional service and consulting fees including legal fees relating to intellectual property and corporate matters, accounting fees, recruiting costs and costs for consultants who we utilize to supplement our personnel, insurance costs, travel costs, facility and office-related costs not included in research and development expenses and depreciation and amortization.

We anticipate that our general and administrative expenses will increase in the future as our business expands to support expected growth in research and development activities, including our future clinical programs. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside service providers, among other expenses. We also anticipate increased expenses associated with being a public company, including costs for audit, legal, regulatory and tax-related services related to compliance with the rules and regulations of the Securities and Exchange Commission, or the SEC, and listing standards applicable to companies listed on a national securities exchange, director and officer insurance premiums, and investor relations costs. In addition, if we obtain regulatory approval for any of our product candidates and do not enter into a third-party commercialization collaboration, we expect to incur significant expenses related to building a sales and marketing team to support product sales, marketing and distribution activities.

Other Income (Expense)

Other income (expense) primarily includes changes in fair value of the Series A-1 and Series B tranche rights and interest income, net.

Included in the terms of the Series A-1 stock purchase agreement in July 2016 were tranche rights granted to the holders of the Series A-1. The tranche rights provided the holders with the right to purchase additional shares of Series A-1 and Series A-2 redeemable convertible preferred stock, or Series A-2, in two additional tranches under certain events. The tranche rights met the definition of a freestanding financial instrument as the tranche rights were legally detachable and separately exercisable from the Series A-1. The tranche rights were initially recorded at fair value as an asset or a liability on our consolidated balance sheet and were subsequently re-measured at fair value at the end of each reporting period and at settlement. The changes in the fair value were recognized as a component of other income (expense). Changes in the fair value of the tranche rights were recognized until the tranche obligations were settled in full in September 2018.

Included in the terms of the Series B stock purchase agreement in August 2019 were tranche rights granted to the holders of the Series B. The tranche rights provide the Series B holders with the right to purchase additional shares of Series B in an additional tranche under certain events. The tranche rights met the definition of a freestanding financial instrument as the tranche rights are legally detachable and separately exercisable from the Series B. The tranche rights were initially recorded at fair value as a liability on our consolidated balance sheet. The tranche rights are subsequently re-measured at fair value at the end of each reporting period and at settlement. Changes in the fair value are recognized as a component of other income (expense).

Interest income primarily consists of interest income from our cash and cash equivalents.

Results of Operations

The following table summarizes our results of operations for the periods indicated.

	YEAR ENDED DECEMBER 31,		CHANGE		SIX MONTHS ENDED JUNE 30,		CHANGE
	2018	2019	$	%	2019	2020	$	%
	(in thousands, except percentages)
Operating expenses:
Research and development	$12,541	$24,047	$11,506	92%	$11,962	$12,633	$671	6%
General and administrative	6,037	7,119	1,082	18	2,465	4,059	1,594	65

Total operating expenses	18,578	31,166	12,588	68	14,427	16,692	2,265	16

Loss from operations	(18,578)	(31,166)	(12,588)	(68)	(14,427)	(16,692)	(2,265)	(16)
Total other income (expense), net	532	462	(70)	(13)	163	(509)	(672)	(412)

Net loss	$(18,046)	$(30,704)	$(12,658)	(70)%	$(14,264)	$(17,201)	$(2,937)	(21)%

Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2020

Research and Development Expenses

The table below summarizes our research and development expenses by product candidate or development program and unallocated research and development expenses for each of the periods presented:

	SIX MONTHS ENDED JUNE 30,
	2019	2020	CHANGE
	(in thousands)
Direct external expenses by program
ONCR-177	$5,033	$4,258	$(775)
Platform development, early stage research and unallocated expenses:
Employee compensation and related	2,795	4,039	1,244
External research, development and consulting	1,088	1,570	482
Laboratory supplies	1,469	1,348	(121)
Facility-related	668	685	17
Other expenses	909	733	(176)

Total research and development	$11,962	$12,633	$671

Research and development expenses increased from $12.0 million for the six months ended June 30, 2019 to $12.6 million for the six months ended June 30, 2020. The increase of $0.7 million, or 6%, was primarily the result of:

∎

a $0.8 million decrease in direct external expenses for our product candidate ONCR-177, which was attributable to a combination of decreased production costs due to the timing of production activity in 2019 compared to 2020, decreased consultant expenses as we increased headcount in 2020 and reduced consultant activity, increased clinical trial costs as we began our Phase 1 clinical trial in 2020 and increased license costs which related to milestone payment obligations associated with the first patient being dosed in our Phase 1 clinical trial of ONCR-177;

∎

a $1.2 million increase in employee compensation costs, including salaries, bonus and employee benefits, due to increased headcount in 2020 as compared to 2019. Employee compensation costs also increased due to higher stock compensation expense from increased stock option grants to existing and new employees at higher share prices in 2020 compared to 2019;

∎

a $0.5 million increase in external research, development and consulting costs that was primarily attributable to costs related to the increased development activity of potential candidates from our synthetic platform;

∎	a $0.1 million decrease in laboratory supplies costs resulting from reduced onsite laboratory activity due to the COVID-19 pandemic; and

∎	a $0.2 million decrease in other expenses primarily related to reduced travel and office related expenses due to the COVID-19 pandemic and lower license costs in 2020 compared to 2019.

General and Administrative Expenses

	SIX MONTHS ENDED JUNE 30,
	2019	2020	CHANGE
	(in thousands)
Employee compensation and related	$873	$1,678	$805
Professional service and consultant fees	947	1,670	723
Facility-related	218	245	27
Other expenses	427	466	39

Total general and administrative expenses	$2,465	$4,059	$1,594

General and administrative expenses increased from $2.5 million for the six months ended June 30, 2019 to $4.1 million for the six months ended June 30, 2020. The increase of $1.6 million, or 65%, was primarily the result of:

∎

a $0.8 million increase in employee compensation costs, primarily related to increased headcount associated with our growth as well as higher stock compensation expenses in 2020 compared to 2019, due to an increased number of stock options granted at higher share prices to existing and new employees; and

∎

a $0.7 million increase in professional service and consultant fees primarily related to increased legal fees associated with corporate matters and increased intellectual property activity as we incurred fees to broaden our intellectual property portfolio.

Other Income (Expense)

Other income (expense) for the six months ended June 30, 2020 decreased by $0.7 million compared to the six months ended June 30, 2019 due to a loss of $0.6 million in 2020 related to an increase in the fair value of the Series B tranche rights liability and a decrease in interest income from 2019 to 2020 primarily due to lower returns on invested cash.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2019

Research and Development Expenses

The table below summarizes our research and development expenses by product candidate or development program and unallocated research and development expenses for each of the periods presented:

	YEAR ENDED DECEMBER 31,
	2018	2019	CHANGE
	(in thousands)
Direct external expenses by program:
ONCR-177	$761	$9,371	$8,610
Platform development, early-stage research and unallocated expenses:
Employee compensation and related	4,183	5,991	1,808
External research, development and consulting	2,920	2,680	(240)
Laboratory supplies	2,030	2,850	820
Facility-related	1,261	1,322	61
Other expenses	1,386	1,833	447

Total research and development	$12,541	$24,047	$11,506

Research and development expenses increased from $12.5 million for the year ended December 31, 2018 to $24.0 million for the year ended December 31, 2019. The increase of $11.5 million, or 92%, was primarily the result of:

∎

a $8.6 million increase in direct external expenses, as our lead product candidate, ONCR-177, was nominated for further development in October 2018 and we significantly increased our costs and efforts related to this program in 2019. Our costs and efforts in 2019 included IND-enabling activities for ONCR-177, including preclinical studies and external support, and significantly increased manufacturing efforts to produce drug supply and product for the IND filing and in expectation of the planned clinical trial;

∎

a $1.8 million increase in employee compensation costs, including salaries, bonus and employee benefits, due to increased headcount in 2019 as compared to 2018. Employee compensation costs also increased due to higher stock compensation expense from increased stock option grants to existing and new employees at higher share prices in 2019 compared to 2018;

∎

a $0.2 million decrease in external research, development and consulting that was primarily attributable to costs incurred for ONCR-177. For 2018, costs included those incurred for ONCR-177 prior to its nomination. Upon candidate nomination in late 2018, we began tracking direct external expenses of ONCR-177, resulting in the decrease from 2018 to 2019. This decrease was partially offset by increased activities related to our synthetic platform;

∎	a $0.8 million increase in laboratory supply costs resulting from increased headcount and activity related to drug discovery; and

∎	a $0.4 million increase in other expenses primarily related to new licenses of technology in 2019.

General and Administrative Expenses

	YEAR ENDED DECEMBER 31,
	2018	2019	CHANGE
	(in thousands)
Employee compensation and related	$2,296	$2,084	$(212)
Professional service and consultant fees	2,566	3,508	942
Facility-related	401	430	29
Other expenses	774	1,097	323

Total general and administrative expenses	$6,037	$7,119	$1,082

General and administrative expenses increased from $6.0 million for the year ended December 31, 2018 to $7.1 million for the year ended December 31, 2019. The increase of $1.1 million, or 18%, was primarily the result of:

∎

a $0.9 million increase in professional service and consultant fees primarily related to increased legal and accounting costs of $1.5 million related to this offering that were expensed due to the timing of the offering, increased recruiting costs and increased consultant costs incurred to support our growth. These increases were partially offset by decreased legal costs related to a strategic matter that we considered in 2018 and decreased legal fees associated with intellectual property, which were higher in 2018 as we incurred fees to broaden our intellectual property portfolio;

∎	a $0.3 million increase in other expenses in support of our growth, including increased employee support costs, primarily office and technology-related expenses; and

∎

a $0.2 million decrease in employee compensation costs, primarily related to severance and one-time bonus payments in 2018 that did not recur in 2019, offset in part by higher stock compensation expenses in 2019 compared to 2018, due to an increased number of stock options granted at higher prices per share.

Other Income (Expense)

Other income (expense) decreased by $0.1 million from 2018 to 2019 due to a gain of $0.4 million in 2018 related to the change in fair value of the Series A-1 tranche rights that were settled in September 2018 and did not recur in

2019, offset by an increase of $0.3 million in interest income due to improved investment returns and more cash available for investment in 2019.

Liquidity and Capital Resources

Sources of Liquidity

From inception through June 30, 2020, we had funded our operations with gross proceeds of $115.1 million from sales of our Series A, Series A-1 and Series B. As of June 30, 2020, our cash and cash equivalents totaled $28.9 million. In 2019, we conducted a Series B financing with the funding to occur in two tranches. We closed the first tranche of the Series B financing in August 2019 and November 2019, raising a total of $53.8 million of gross proceeds. The second tranche of the Series B financing provided for an additional $35.8 million of gross proceeds and was triggered by the achievement of certain clinical development milestones for our primary product candidate, ONCR-177, which occured in September 2020, and as a result we expect to receive these additional gross proceeds prior to the closing of this offering.

Cash Flows

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
	(in thousands)		(in thousands)
Net cash (used in) provided by:
Operating activities	$(17,163)	$(27,204)	$(10,998)	$(15,623)
Investing activities	(291)	(977)	(118)	(747)
Financing activities	24,502	53,388	28	5

Net increase (decrease) in cash and cash equivalents	$7,048	$25,207	$(11,088)	$(16,365)

Operating Activities

Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2020

Net cash used in operating activities for the six months ended June 30, 2019 was $11.0 million and was primarily related to our net loss for the period of $14.3 million, partially offset by non-cash charges consisting of depreciation and amortization of $0.5 million and stock-based compensation expense of $0.2 million. Cash used in operations was decreased by a $2.5 million cash inflow from changes in operating assets and liabilities. This inflow was driven by an increase in accounts payable ($2.2 million) and an increase in accrued expenses ($0.7 million). These cash inflows were offset by cash outflows related to a decrease in deferred rent ($0.2 million) and an increase in prepaid expenses and other current assets ($0.1 million). The increases in accounts payable and accrued expenses were both due to overall expense growth and the timing of invoices. The increase in prepaid expenses and other current assets was a result of increased payments in 2019 in advance of services being provided by various vendors and the decrease in deferred rent was related to the timing of payments in comparison to the rent expense, which is being recorded on a straight-line basis.

Net cash used in operating activities for the six months ended June 30, 2020 was $15.6 million and was primarily related to our net loss for the period of $17.2 million, partially offset by non-cash charges consisting of depreciation and amortization of $0.6 million, stock-based compensation expense of $0.6 million and a $0.6 million loss related to the increase in the fair value of the Series B tranche rights liability. Cash used in operations was increased by a $0.3 million cash outflow from changes in operating assets and liabilities. This cash outflow was driven by an increase in prepaid expenses and other current assets ($1.1 million) and a decrease in deferred rent ($0.2 million) offset by an increase in accounts payable ($1.0 million). The increase in prepaid expenses and other current assets was a result of increased advance payments to vendors as services were utilized during the period. The decrease in deferred rent was related to the timing of payments in comparison to the rent expense, which is being recorded on a straight-line basis. The increase in accounts payable was due to our overall expense growth and the timing of invoicing.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2019

Net cash used in operating activities for the year ended December 31, 2018 was $17.2 million and was primarily related to our net loss for the period of $18.0 million as well as an increase in the fair value of the Series A-1 tranche rights of $0.4 million, partially offset by non-cash charges consisting of depreciation and amortization of $1.0 million and stock-based compensation expense of $0.3 million. Cash used in operations was increased by a $0.04 million cash outflow from changes in operating assets and liabilities. This outflow was driven by an increase in prepaid expenses and other current assets ($0.3 million), a decrease in accrued expenses ($0.2 million) and a decrease in deferred rent ($0.4 million). These cash outflows were offset by cash inflows related to an increase in accounts payable ($0.8 million). The increase in prepaid expenses and other current assets was a result of increased payments in 2018 in advance of services being provided by various vendors. The decrease in accrued expenses was due to the timing of invoicing between the periods and the decrease in deferred rent was related to the timing of payments in comparison to the rent expense, which is being recorded on a straight-line basis. The increase in accounts payable was a result of increased activity in 2018 compared to 2017 as well as the timing of invoicing and payments.

Net cash used in operating activities for the year ended December 31, 2019 was $27.2 million and was primarily related to our net loss for the period of $30.7 million, partially offset by non-cash charges consisting of depreciation and amortization of $1.1 million and stock-based compensation expenses of $0.7 million. Cash used in operations was offset by a $1.7 million cash inflow from changes in operating assets and liabilities and was driven by a decrease in prepaid expenses and other current assets ($0.2 million) and an increase in accrued expenses ($1.9 million), partially offset by a decrease in deferred rent ($0.4 million). The decrease in prepaid expenses and other current assets was a result of decreased payments in 2019, compared to 2018, in advance of services being provided by various vendors. The increase in accrued expenses was due to overall expense growth and the timing of invoicing as well as an increase in accrued compensation related to increased headcount. The decrease in deferred rent was related to the timing of payments in comparison to the rent expense, which is being recorded on a straight-line basis.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2019 and 2020 was $0.1 million and $0.7 million, respectively, and consisted of the purchase of property and equipment.

Net cash used in investing activities for the years ended December 31, 2018 and 2019 was $0.3 million and $1.0 million, respectively, and consisted of the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2019 and 2020 consisted exclusively of proceeds from the exercise of stock options.

Net cash provided by financing activities for the years ended December 31, 2018 and 2019 was $24.5 million and $53.4 million, respectively, and primarily consisted of proceeds from the issuance of Series A-1 in 2018 and proceeds from the issuance of Series B in 2019.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue our research and development, initiate clinical trials, and seek marketing approval for our current and any of our future product candidates. In addition, if we obtain marketing approval for any of our current or our future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution, which costs we may seek to offset through entry into collaboration agreements with third parties. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Without giving effect to the second tranche of the Series B financing, or the anticipated net proceeds from this offering, based on our current operating plan, we believe we do not have sufficient cash and cash equivalents on hand to support current operations for at least one year from the date of issuance of the consolidated financial statements for the year ended December 31, 2019, which was July 29, 2020, and for at least one year from the date of issuance of the consolidated financial statements for the six months ended June 30, 2020, which was August 25, 2020, in each case appearing at the end of this prospectus. To finance our operations beyond that point we will need to raise additional capital, which cannot be assured. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern for at least one year from the dates that our consolidated financial statements for the year ended December 31, 2019 and the six months ended June 30, 2020 were issued, which were July 29, 2020 and August 25, 2020, respectively. See Note 1 to our annual and interim consolidated financial statements appearing at the end of this prospectus for additional information on our assessment.

We believe that our existing cash and cash equivalents, including the $35.8 million in gross proceeds that we expect to receive prior to the closing of this offering from the second tranche of our Series B financing, together with the anticipated net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements into                . We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Our future capital requirements will depend on a number of factors, including:

∎	the costs of conducting preclinical studies and clinical trials;

∎	the costs of manufacturing;

∎	the scope, progress, results and costs of discovery, preclinical development, laboratory testing, and clinical trials for product candidates we may develop, if any;

∎	the costs, timing, and outcome of regulatory review of our product candidates;

∎	our ability to establish and maintain collaborations on favorable terms, if at all;

∎	the achievement of milestones or occurrence of other developments that trigger payments under any license or collaboration agreements we might have at such time;

∎

the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

∎	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

∎	the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining and enforcing our intellectual property rights, and defending intellectual property-related claims;

∎	our headcount growth and associated costs as we expand our business operations and research and development activities; and

∎	the costs of operating as a public company.

The net proceeds of this offering, together with our existing cash and cash equivalents, will not be sufficient to complete development of ONCR-177 or any other product candidate. Accordingly, we will be required to obtain further funding to achieve our business objectives.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interests may be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect your rights as a common stockholder. Additional debt financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business.

If we raise funds through potential collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated balance sheets and the reported amounts of revenue and expenses during the reporting periods. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances at the time such estimates are made. Actual results may differ materially from our estimates and judgments under different assumptions or conditions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in our consolidated financial statements prospectively from the date of the change in estimate.

We define our critical accounting policies as those accounting principles that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements appearing elsewhere in this prospectus, we believe the following are the critical accounting policies used in the preparation of our consolidated financial statements that require significant estimates and judgments.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary.

The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced. We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense.

In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid balance accordingly. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees and directors based on the fair value of the award on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. We recognize forfeitures as they occur. The reversal of compensation cost previously recognized for an award that is forfeited because of a failure to satisfy a service or performance condition is recognized in the period of the forfeiture. Generally, we issue stock options and restricted stock awards with only service-based vesting conditions and record the expense for these awards using the straight-line method over the requisite service period.

Prior to the adoption of Accounting Standard Update No. 2018-07, Compensation—Stock Compensation (ASU 2018-07) on January 1, 2019, we measured stock-based awards granted to non-employee consultants based on the fair value of the award on the date on which the related service was complete. Compensation expense was recognized over the period during which services were rendered by such consultants and non-employees until completed. At the end of each reporting period prior to completion of the service, the fair value of these awards was remeasured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model. Subsequent to the adoption of ASU 2018-07, we recognize stock compensation expense for awards granted to non-employee consultants based on the grant date fair value of the award, consistent with our practice for employee awards. There was no material impact to our consolidated financial statements as a result of our adoption of ASU 2018-07.

We classify equity-based compensation expense in our consolidated statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified. In future periods, we expect equity-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain employees.

Determination of the Fair Value of Equity-Based Awards

We estimate the fair value of stock option awards granted using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and subjective assumptions we make, including expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we base the estimate of expected stock price volatility on the historical volatility of a representative group of publicly traded companies for which historical information is available. The historical volatility is generally calculated based on a period of time commensurate with the expected term assumption. We use the simplified method to calculate the expected term for options granted to employees and directors. We utilize this method as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For options granted to non-employees, we utilize the contractual term. The risk-free interest rate is based on a U.S. treasury instrument whose term is consistent with the expected term of the stock options. The expected dividend yield is assumed to be zero, as we have never paid dividends and do not have current plans to pay any dividends on our common stock. We determine the fair value of restricted common stock awards based on the fair value of our common stock on the date of grant.

As there has been no public market for our common stock, the estimated fair value of our common stock has been approved by our board of directors, with input from management, as of the date of each award grant, considering our most recently available independent third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors deemed relevant that may have changed from the date of the most recent valuation through the date of the grant.

We obtained third-party independent valuations of our common stock in September 2018, August 2019, September 2019, November 2019 and April 2020, which valuations were considered by our board of directors in determining the fair value of our common stock. These valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the valuations, the value of our common stock was estimated using either an option pricing method, or OPM, or a hybrid method of the probability-weighted expected return method and the OPM, both of which used market approaches to estimate our enterprise value. The OPM treats common securities and preferred securities as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution exceed the value of the preferred security liquidation preference at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within at least one of the scenarios. In addition to the OPM, the hybrid method considers an initial public offering, or IPO, scenario in which the shares of redeemable convertible preferred stock are assumed to convert to common stock. The future value of the common stock in the IPO scenario is discounted back to the valuation date using an appropriate risk-adjusted discount rate. In the hybrid method, the present value indicated for each scenario is probability weighted to arrive at an indication of value for the common stock. The values of our common stock determined by these independent third-party valuations were $0.15 per share in September 2018, $0.32 per share in August 2019, $0.44 per share in September 2019, $0.56 per share in November 2019, $0.58 per share in April 2020 and $0.97 in August 2020.

The additional objective and subjective factors considered by our board of directors in determining the fair value of our common stock included the following, and if the grant date as of which fair value was being determined was a date later than the date of the most recent independent third-party valuation of our common stock, our board of directors considered changes in such factors from the date of the most recent such valuation through the grant date:

∎

the prices of our preferred stock sold to outside investors in arm’s length transactions, if any, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

∎	the progress of our research and development efforts, including the status of preclinical studies and planned clinical trials for our product candidates;

∎	the lack of liquidity of our equity as a private company;

∎	our stage of development and business strategy and the material risks related to our business and industry;

∎	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

∎	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

∎	the likelihood of achieving a liquidity event, such as an IPO or a sale of our company in light of prevailing market conditions; and

∎	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying our board of directors’ valuations represented our board’s best estimates, which involved inherent uncertainties and the application of our board’s judgment. As a result, if factors or expected outcomes had changed or our board of directors had used significantly different assumptions or estimates, our equity-based compensation expense could have been materially different. Following the completion of this offering, our board of directors will determine the fair value of our common stock based on the quoted market prices of our common stock.

Between January 1, 2019 and the date of this prospectus, the awards we granted were stock options. The following table sets forth, by grant date, the number of shares of common stock subject to options granted, the per share exercise price and the fair value per share of the common stock underlying the options on the date of grant.

DATE OF ISSUANCE	NUMBER OF SHARES SUBJECT TO GRANTS	PER SHARE EXERCISE PRICE	FAIR VALUE PER SHARE OF COMMON STOCK ON GRANT DATE
February 28, 2019	1,694,379	$0.15	$0.15
March 15, 2019	729,000	$0.15	$0.15
August 15, 2019	157,000	$0.32	$0.32
September 7, 2019	120,000	$0.32	$0.32
September 17, 2019	9,880,897	$0.44	$0.44
December 12, 2019	705,000	$0.56	$0.56
December 19, 2019	120,000	$0.56	$0.56
February 27, 2020	700,525	$0.56	$0.56
March 31, 2020	160,000	$0.56	$0.56
June 10, 2020	765,000	$0.58	$0.58
June 19, 2020	144,000	$0.58	$0.58
July 22, 2020	255,000	$0.58	$0.58
September 9, 2020	60,000	$0.97	$0.97

Determination of Estimated Offering Price

The midpoint of the price range set forth on the cover page of this prospectus is $        per share. In comparison, our estimate of the fair value of our common stock was $        per share as of the                 , 2020 option grants. We note that, as is typical in initial public offerings, the price range was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors that were considered in setting this range were our prospects and the history of and prospects for our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies. We believe that the difference between the fair value of our common stock as of                 , 2020 and the midpoint of the price range for this offering is the result of these factors, as well as the fact that the initial public offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our convertible preferred stock has converted into common stock in connection with this offering. The price range therefore excludes any probability that we might not complete this offering and any consideration of the liquidation preferences and other rights and preferences of our preferred stock, which were factored into the                 , 2020 valuation.

Series A-1 and Series B Preferred Stock Tranche Rights

The tranche rights included in the terms of the Series A-1 met the definition of a freestanding financial instrument, as the tranche rights were legally detachable and separately exercisable from the Series A-1. The tranche rights were initially recorded at fair value as a liability on our consolidated balance sheet and were subsequently re-measured at fair value each reporting period and at settlement. The changes in the fair value were recognized as a component of other income (expense). Changes in the fair value of the tranche rights were recognized until the tranche obligations were settled in full in September 2018.

The tranche rights included in the terms of the Series B also met the definition of a freestanding financial instrument, as the tranche rights were legally detachable and separately exercisable from the Series B. The tranche rights were initially recorded at fair value as a liability on our consolidated balance sheet and are subsequently re-measured at fair value each reporting period and at settlement with changes in the fair value recognized as a component of other income (expense). Upon closing of a tranche, we evaluate whether there are any potential beneficial conversion features present.

While outstanding, the estimated fair value of the tranche rights are determined using a probability-weighted present value model that considers the probability of triggering the tranche rights through achievement of the product development milestones specified in the stock purchase agreement. We convert the future values to present value using a discount rate that we believe to be appropriate for probability-adjusted cash flows. The estimates are based, in part, on subjective assumptions. Changes to these assumptions could have had a significant impact on the fair value of the tranche rights.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

Contractual Obligations

The following table summarizes our significant contractual obligations by period presented according to the payment due date at December 31, 2019 (in thousands):

AS OF DECEMBER 31, 2019	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Operating lease obligations (1)(2)	$6,235	$1,479	$3,092	$1,664	—

Total	$6,235	$1,479	$3,092	$1,664	—

(1)	Represents future minimum repayments under our non-cancelable operating leases for office and laboratory space.

(2)	There were no material changes to our contractual obligations in the six months ended June 30, 2020.

We enter into agreements in the normal course of business with vendors for preclinical and clinical studies, preclinical and clinical supply and manufacturing services, professional consultants for expert advice, and other vendors for other services for operating purposes. We have not included these payments in the table of contractual obligations above since the contracts do not contain any minimum purchase commitments and are cancelable at any time by us, generally upon 30 days prior written notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

In addition, we have entered into license and royalty agreements for intellectual property with certain parties. Such arrangements require ongoing payments, including payments upon achieving certain development, regulatory and commercial milestones, receipt of sublicense income, as well as royalties on commercial sales. Payments under these arrangements are expensed as incurred and are recorded as research and development expenses. We paid amounts under such agreements at the time of execution and pay annual fees. Upon the dosing of the first patient in our Phase 1 clinical trial for ONCR-177, certain payments came due. We have not paid any royalties under these agreements to date. We have not included the annual license fee payments in the table of contractual obligations above because the license agreements are cancelable by us and therefore, we believe that our non-cancelable obligations under these agreements are not material. We have not included potential royalties or milestone obligations in the table above because they are contingent upon the occurrence of future events and the timing and likelihood of such potential obligations are not known with certainty. For further information regarding these agreements and amounts that could become payable in the future under these agreements, please see the section of this prospectus titled “Business—License Agreements.”

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk related to changes in interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents, in the form of a money market fund, are primarily invested in U.S. Treasury obligations. However, because of the short-term nature of the investments in our portfolio, an immediate one percentage point change in market interest rates would not have a material impact on the fair market value of our investment portfolio or on our financial position or results of operations.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with foreign vendors that are located in Europe. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2018 or 2019 or the six months ended June 30, 2020.

Emerging Growth Company and Smaller Reporting Company Status

We are an ‘‘emerging growth company,’’ or EGC, under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of the delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as private entities.

As an EGC, we may also take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC:

∎	we are presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

∎	we will avail ourselves of the exemption from providing an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

∎

we will avail ourselves of the exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis;

∎	we are providing reduced disclosure about our executive compensation arrangements; and

∎	we will not require nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments.

We will remain an EGC until the earliest of (i) December 31, 2025, (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous rolling three-year period, or (iv) the date on which we are deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We are also a ‘‘smaller reporting company,’’ meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million.

If we are a smaller reporting company at the time we cease to be an EGC, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to EGCs, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recent Accounting Pronouncements

Other than as disclosed in Note 2 to our audited and unaudited consolidated financial statements appearing elsewhere in this prospectus, we do not expect that any recently issued accounting standards will have a material impact on our financial statements or will otherwise apply to our operations.

BUSINESS

Overview

We are a clinical stage biopharmaceutical company focused on developing next-generation viral immunotherapies to transform outcomes for cancer patients. Using our two distinct proprietary platforms, we are developing a pipeline of intratumorally and intravenously administered product candidates designed to selectively attack and kill tumor cells and stimulate multiple arms of the immune system against tumors. Our lead product candidate, ONCR-177, is an intratumorally administered viral immunotherapy based on our oncolytic HSV-1 platform, referred to as our oHSV Platform, which leverages the Herpes Simplex Virus type 1, or HSV-1, a virus which has been clinically proven to effectively treat certain cancers. Utilizing this proprietary platform, we are engineering our product candidates, such as ONCR-177, to carry greater numbers of immunostimulatory transgenes than viral immunotherapies that are either currently approved or in clinical development. These transgenes are designed to drive strong systemic anti-tumor immunity to elicit tumor responses at injected and distant non-injected tumor sites, or abscopal activity. In addition, viruses from our oHSV Platform maintain full viral replication competency in tumors and are designed to be selectively attenuated in healthy tissues. We believe this unique combination of features allows us to break the safety versus potency trade-off that has generally limited the viral immunotherapy field to date. We are also developing a broad pipeline of product candidates that leverages our second platform, which we refer to as our Synthetic Platform. This platform aims to enable repeat intravenous administration of viral immunotherapies in order to treat cancers that are less amenable to intratumoral injection due to safety and feasibility reasons, such as cancers of the lung.

We have initiated and begun dosing patients in a Phase 1 clinical trial of ONCR-177 in patients with several different types of solid tumors, including breast cancers and cutaneous tumors. We expect to report preliminary data from this trial in multiple data readouts beginning in the second half of 2021 through the second half of 2022. We also have additional preclinical stage oHSV programs addressing both intratumoral and intravenous solutions to other unmet medical needs, including a program designed to target brain cancer through intratumoral injection, which we refer to as ONCR-GBM. We expect to nominate a clinical candidate from this program in the second half of 2021.

Viral immunotherapies cause an immunogenic cell death by way of viral oncolysis, which has the added benefit of exposing all the tumor’s neoantigens to the immune system. These therapies can also be engineered to express multiple transgenes to further stimulate robust and durable patient-specific anti-tumor immune responses. We designed ONCR-177 to overcome the limitations of existing viral immunotherapies by enhancing abscopal activity and potency. In addition to its ability to cause immunogenic cell death, ONCR-177 is armed with five immunostimulatory transgenes: IL-12, CCL4, FLT3LG, a PD-1 antagonist nanobody and a CTLA-4 antagonist monoclonal antibody (which has the same amino acid sequence as ipilimumab). In multiple preclinical models of cancer, immune cells activated by ONCR-177 and its encoded payloads drive anti-tumor responses in both injected tumors and non-injected tumors, or abscopal activity. We also designed ONCR-177 to replicate and express transgenes only in tumor cells while disabling its effects on healthy tissues. In multiple preclinical cancer models we observed that these anti-tumor activities of ONCR-177 are achieved without either the systemic release of cytokines that can be associated with toxicity or significant presence of the virus in non-injected tumors or in the circulation, in addition to favorable tolerability when administered via intravenous and intratumoral injection in a validated murine model of HSV-1 infection.

We intend to develop ONCR-177 for multiple indications. Our ongoing Phase 1 dose escalation clinical trial of ONCR-177 is currently enrolling patients with several types of solid tumors, including breast cancers, such as triple negative and hormone receptor-positive breast cancers; squamous cell carcinomas of head and neck, or SCCHN; and cutaneous tumors, including melanoma and non-melanoma skin cancers. We also plan to enroll patients with tumors that have spread to the liver, such as metastases from microsatellite stable colorectal carcinomas, or MSS CRC. We intend to investigate ONCR-177 in our Phase 1 clinical trial both as monotherapy and in combination with the immune checkpoint inhibitor pembrolizumab, which is marketed by Merck under the brand name KEYTRUDA. In July 2020, we entered into a clinical trial collaboration and supply agreement with Merck under which we are conducting the combination arm of the trial in partnership with Merck and Merck is supplying pembrolizumab for the trial with no financial obligation to us.

Our initial clinical development of ONCR-177 is focusing on patients with tumors with low levels of infiltrated immune cells, which are referred to as cold tumors, and who would not be expected to respond to current immunotherapies, as well as patients with tumors infiltrated with high levels of immune cells, or hot tumors, who have not responded to, or progressed after treatment with, immune checkpoint inhibitors. Once we determine a recommended Phase 2 dose, or RP2D, for ONCR-177, we intend to continue its clinical development through focused expansion cohorts. The expansion cohorts are intended to enable us to obtain further safety, biomarker and clinical activity data that will guide our future clinical development. Given its anticipated safety profile and ability to stimulate multiple arms of the immune system to attack cancer systemically, we also believe that ONCR-177 has potential in pre-surgical, or neoadjuvant, settings. We intend to enroll additional cohorts of patients with early-stage breast cancer once the RP2D for ONCR-177 in the Phase 1 clinical trial has been determined.

We are also pioneering viral immunotherapy programs for repeat intravenous administration. This platform is designed to deliver synthetic viral genomes protected within a lipid nanoparticle, or LNP. We believe this approach will avoid the rapid immune clearance from circulation caused by neutralizing antibodies otherwise observed to date with intravenously-administered oncolytic viruses and thought to limit their effectiveness in the clinic. Once inside the tumor, the synthetic viral genome from our synthetic viruses is first amplified and then instructs tumor cells to synthesize actual infectious virions, which can cause tumor lysis before infecting nearby tumor cells while stimulating immune cell recruitment and activity.

Using our Synthetic Platform, we have established preclinical proof of concept for two synthetic viral immunotherapies, based on coxsackievirus A21, or CVA21, and Seneca Valley Virus, or SVV. These viruses have been studied extensively by others in clinical trials in which they have been administered intravenously and shown to be well tolerated. However, patients in these trials developed neutralizing antibodies leading to rapid clearance of the virus from circulation. Our lead Synthetic Platform product candidate, based on CVA21, is intended to be administered intravenously for the treatment of non-small cell lung cancer, or NSCLC, among other potential indications, including melanoma, bladder cancer and other solid tumors. We are also developing a second synthetic program, which is based on SVV, that is intended to be administered intravenously for the treatment of small cell lung cancer, or SCLC, treatment-emergent small cell neuroendocrine prostate cancer, or t-SCNC, and other neuroendocrine tumors. These synthetic viral immunotherapy programs, referred to as Synthetic CVA21 and Synthetic SVV, respectively, are currently in preclinical development. We intend to nominate clinical candidates in our Synthetic CVA21 and Synthetic SVV programs for clinical development in the first half of 2021.

We believe the therapies that we are developing will bring significant benefit to many patients who are currently underserved by approved immuno-oncology therapies, including other viral immunotherapies and immune checkpoint inhibitors.

Our pipeline

The status of our current product candidates is shown in the table below.

Our founders, leadership team and key investors

Our company was co-founded by a team including MPM Capital executive partner Mitchell Finer, Ph.D., who has over three decades of experience in cancer immunotherapy, cell and gene therapy and regenerative medicine. Dr. Finer previously served as our chief executive officer and chief scientific officer and currently serves as our Executive Chairman. Our oHSV portfolio is based upon the work of renowned scientist Professor Joseph Glorioso III, Ph.D., who is chairman of our scientific advisory board. Professor Glorioso has conducted over four decades of research related to the basic biology and genetics of herpes simplex virus and is a pioneer in the design and application of HSV-1 gene vectors.

We have assembled a seasoned leadership team with extensive experience in developing and manufacturing oncology therapies, including advancing product candidates from preclinical research through clinical development and commercialization. Our President and Chief Executive Officer, Theodore (Ted) Ashburn, M.D., Ph.D., was previously Head of Oncology Development at Moderna Therapeutics, Inc. and Global Head of Leukine® (rhu GM-CSF) and Elitek®/Fasturtec® (rasburicase) within Sanofi Oncology at Sanofi S.A., and also held multiple business development roles at Genzyme Corporation. Christophe Quéva, Ph.D., our Chief Scientific Officer and Senior Vice President, Research, previously served as chief scientific officer at iTeos Therapeutics SA. Before iTeos, he held successive senior positions at AstraZeneca, plc, Amgen, Inc. and Gilead Sciences, Inc. where he led or supported multiple drug discovery programs for oncology and inflammatory diseases, from target selection to commercial approval for small molecules and biologics. John Goldberg, M.D., our Senior Vice President, Clinical Development, is a pediatric oncologist who trained at the Dana Farber Cancer Institute with clinical development experience at both H3 Biomedicine Inc. and Agenus, Inc.

We are backed by a group of leading institutional life science investors, including affiliates of Arkin Bio-Ventures, Astellas Venture Management, Bristol-Myers Squibb, Cathay Fortune Capital, Cowen Healthcare Investments, Deerfield Management, Excelyrate Capital, Fosun Industrial, IMM Investment, MPM Capital, Perceptive Advisors, QUAD Investment Management, Shinhan, Sphera Funds, Surveyor Capital, SV Investment Corp., UBS Oncology Impact Fund and UTC Investments.

Recent developments

Prior to the closing of this offering, we expect to close on the final tranche of our Series B preferred stock financing, which was triggered by our achievement of specified clinical development milestones for ONCR-177. One of those milestones was that the three patients in the first cohort and the first patient in the second cohort of our Phase 1 trial experienced no dose limiting toxicities within the first 28 days following their initial doses of ONCR-177. Upon the closing of the second tranche of the Series B financing, we expect to receive gross proceeds of $35.8 million.

Our strategy

To achieve our objective of transforming clinical outcomes for cancer patients through the development of viral immunotherapies, we intend to:

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Advance ONCR-177 through clinical development both as monotherapy and in combination with pembrolizumab. We are currently evaluating as monotherapy and eventually, we plan to evaluate, in combination with pembrolizumab, the safety, tolerability, immune stimulation, and preliminary efficacy of ONCR-177 in both cold and hot tumors in a Phase 1 clinical trial (NCT04348916). We expect to report preliminary data from this trial in multiple data readouts beginning in the second half of 2021 through the second half of 2022. We expect these readouts to include preliminary dose escalation and expansion data for ONCR-177 as monotherapy and in combination with pembrolizumab.

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Advance our synthetic viral immunotherapy product candidates for repeat intravenous administration both as monotherapies and in combination with immune checkpoint inhibitors. We plan to conduct activities in the near-term that will allow us to optimize the viral genomes and formulation for both our lead synthetic program, which is based on CVA21, and our second synthetic program, which is based on SVV, in order to nominate candidates for further clinical development. Synthetic viral immunotherapy product candidates to be developed from our Synthetic Platform will utilize shared formulation, regulatory and manufacturing strategies, allowing us to be more efficient in the development of subsequent product candidates.

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Continue to strengthen our position in the viral immunotherapy field through continuous product development and investments in our platforms. We intend to continue to pursue internal discovery of both HSV-1 and synthetic viral immunotherapy product candidates. We plan to drive innovation and to engineer our next-generation viral immunotherapies to target specific tumors based on tumor affinity, or tropism, and develop transgene combinations tailored to overcome immunosuppressive activity in order to further improve outcomes for cancer patients. A first example of this approach is with the development of ONCR-GBM, our preclinical oHSV program specifically engineered to address the unmet medical need of patients suffering from brain cancer.

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Broaden and strengthen our in-house manufacturing capabilities. We have strong in-house process development capabilities for both of our platforms and will continue to invest in building these capabilities and in proprietary processes to enhance our competitive advantage when manufacturing product candidates for our oHSV and synthetic viral immunotherapy programs. We currently leverage external contract manufacturing organizations, or CMOs, to implement our processes to produce material manufactured using current good manufacturing practices, or cGMP. We intend to establish our own cGMP manufacturing facilities to produce cGMP-grade material and expect to complete these facilities in 2023.

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Selectively partner with leading biopharmaceutical companies to unlock the full potential of our viral immunotherapy product candidates and platforms while retaining product rights in key markets. We intend to accelerate development of our viral immunotherapy product candidates to commercialization by pursuing strategic partnerships with leading biopharmaceutical companies. Our oHSV and Synthetic Platforms along with our proprietary technology provide us the opportunity to pursue discovery and development partnerships for novel and innovative candidates not currently in our development pipeline. In addition, given the breadth of the therapeutic and global market opportunities for our current product candidates, we believe that entering into select global or regionally focused strategic partnerships for individual product candidates may accelerate development and expand patient access.

Traditional cancer therapy, immunotherapy and the need for new options for cancer patients

The treatment of certain cancers has improved markedly over the past decade. Whereas many cancer treatments were historically limited to surgical removal, cytotoxic chemotherapy and/or radiation, recent advances target specific genetic changes in individual tumors or redirect the patient’s immune system, particularly T cells, to eliminate tumors to improve outcomes. However, unfortunately most patients either are not eligible for, or do not respond to, these therapies. For example, the efficacy of immune-based approaches in patients who qualify for this type of therapy is limited to around 12 percent. While these therapies have advanced the treatment of cancer for some patients, many are still underserved and therapies with improved clinical outcomes are still desperately needed.

The goal of immuno-oncology therapy is to harness an individual’s immune system and better enable it to identify, attack and kill tumor cells and to form long-term immunologic memory against such tumors. We believe that the best way to significantly improve outcomes for cancer patients is to stimulate not only T cells, as has been the focus of approved immune checkpoint inhibitors, but also additional key immune cells within the innate and adaptive immune systems. We believe that viral immunotherapies have the greatest potential to achieve this highly desirable aim.

The immune system is generally divided into two arms, the innate and the adaptive, which are responsible for driving immediate and lasting anti-tumor responses. The innate immune system involves a diverse set of cells, including Natural-Killer, or NK, cells, macrophages and dendritic cells, all of which generate a rapid response to any foreign body, pathogen or tumor cell. The adaptive immune system is a second line of defense that is specific to a pathogen or antigen and is triggered when the innate immune system releases signals to activate and recruit cells from the adaptive immune system. The adaptive immune system is composed of T cells and B cells which can form immunologic memory and therefore be activated upon reintroduction of the initial antigen or pathogen. Many of the recent advances in immuno-oncology, such as immune checkpoint inhibitors, have focused on improving the function of T cells, which are a key cell type of a patient’s adaptive immune system.

We see a vast opportunity for therapies that can stimulate robust anti-tumor responses by activating both the innate and adaptive immune systems that also influence both the immunosuppressive tumor microenvironment and systemic immune responses. We believe that viral-based immunotherapies offer this potential benefit by delivering potent immune stimulating agents to tumors that engage key anti-tumor immune cells, including not only T cells, but also NK cells and dendritic cells, and, to inhibit immune suppression within tumors, immune checkpoint inhibitors.

Our focus—unlocking the full potential of viral immunotherapies to engage multiple arms of the immune system to transform outcomes for cancer patients

We believe that viral immunotherapies are the most promising modality available today to activate multiple arms of the immune system and improve outcomes for cancer patients. Viral immunotherapy selectively infects and destroys tumor cells and leverages key cell types from the patient’s innate and adaptive immune systems, resulting in a robust and durable anti-tumor response. In the process of directly killing the tumor, tumor-specific antigens and danger signals are released. These molecules recruit and activate the innate and adaptive immune responses to identify, attack and destroy tumors and to develop long term immunity against such tumors. Viral immunotherapies can also be engineered to express transgenes to further stimulate and prevent downregulation of the immune system. Viral immunotherapies have several properties that differentiate them from other anti-tumor therapies, which make them particularly attractive additions to today’s anti-cancer arsenal, including the ability to:

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Selectively kill tumor cells. Viral immunotherapies can be designed to selectively kill tumor cells while sparing healthy cells. Tumor cells are often more vulnerable to killing by viruses than healthy cells because tumors often have diminished antiviral defenses, such as a downregulated interferon pathway, creating an environment conducive to viral replication.

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Create an inflammatory state that turns cold tumors hot. When tumor cells die following viral replication, the cells release tumor specific antigens and danger signals, which activate the innate immune system through multiple pattern recognition receptors including TLRs, RIG-I and STING, and promote inflammation within the tumor microenvironment. This, in turn, attracts both innate and adaptive immune cells to the area. Viral immunotherapies have been shown in the clinic to transform so-called cold tumors, with low numbers of infiltrated immune cells, into hot tumors, with high numbers of infiltrated immune cells, which are more likely to respond to checkpoint inhibitors.

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Cause the release and presentation of tumor-specific antigens. The breadth of tumor antigens that are presented by viral immunotherapy-induced tumor cell lysis is far greater than that of other anti-tumor vaccine approaches that rely on single antigens or small collections of neoantigens. Viruses kill tumor cells by way of an immunogenic, rather than apoptotic, cell death, which not only alerts and activates the immune system, but also causes the entire contents of the tumor cell to spill out. Tumor cell contents, including tumor-specific antigens or neoantigens, are thereby exposed to the immune system. These antigens can then be presented by the recruited innate immune cells, such as macrophages and dendritic cells, to cells of the adaptive immune system to stimulate highly effective antigen-specific immunity. By activating the adaptive immune response, anti-tumor T cells can then identify and attack all tumors in the body in addition to forming immunologic memory which can provide patients with durable protective immunity.

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Express transgenes within the tumor microenvironment that encode for immunostimulatory proteins. Viruses can be engineered to carry transgenes directly into tumors where they can be expressed in high concentrations. These transgenes can encode immunostimulatory cytokines, immune checkpoint antibodies and other proteins that can further amplify anti-tumor immune responses. The ability of viral immunotherapies to deliver potent immunostimulatory factors directly to tumors with minimal systemic exposure represents a powerful method of amplifying the initial immune response by both stimulating the infiltrating immune cells and preventing their suppression in tumors and leads to improved outcomes for cancer patients.

These properties have been clinically validated by viral immunotherapies that are either currently approved or in clinical development. For example, talimogene laherparepvec, or T-VEC, was approved by the FDA in 2015 for the treatment of recurrent melanoma and is marketed as Imlygic® by Amgen. It is an attenuated oncolytic virus based on HSV-1, engineered to deliver a single transgene encoding for granulocyte macrophage colony stimulating factor, or GM-CSF. In a Phase 3 clinical trial in patients with metastatic melanoma, patients treated intratumorally with T-VEC monotherapy had a 26 percent objective response rate compared to 6 percent for the control arm, which was

GM-CSF. Notably, responses to T-VEC occurred in only 34 percent of non-injected non-visceral lesions and 15 percent of non-injected visceral lesions, compared to 64 percent of injected lesions, suggesting that, despite encouraging validation that this early-generation oncolytic virus can generate an immune response against a non-injected tumor, increased abscopal activity is needed to improve outcomes for patients. Visceral lesions are lesions that are not cutaneous, subcutaneous or nodal.

The preliminary readout of the ongoing MASTERKEY-265/KEYNOTE-034 Phase 1b/3 clinical trial in metastatic melanoma showed a 62 percent objective response rate in patients treated with a combination of T-VEC and KEYTRUDA. In a paper published in the journal Cell in 2017 that describes these results, the authors noted that the response rates typically seen in this patient population with single agent pembrolizumab are between 35 and 40 percent. Notably, responses in this trial were seen in 12 of 17 patients with cold tumors as evidenced by the low pre-treatment levels of intratumoral CD8 T cells as shown below, and a complete response was seen in an 18th patient who had a higher pre-treatment level of intratumoral CD8 T cells.

Figure 1. Combination of T-VEC and KEYTRUDA elicited clinical responses in patients with low tumor CD8 density. Each bar represents a single patient. Abbreviations: CR = complete response, PR = partial response, PD = progressive disease.

In addition, T-VEC was observed in this same trial to create an inflammatory state that turns tumors from cold to hot. Histological examinations taken from the Phase 1b portion of the MASTERKEY-265/KEYNOTE-034 clinical trial provide support for the ability of viral immunotherapies to promote the infiltration of CD8 T cells into tumors providing evidence of the potential for this immunotherapy to enhance response to immune checkpoint inhibitors as shown below.

Week 1	Week 6	Week 30

Figure 2. T-VEC increased tumor-infiltrating lymphocyte density and PD-L1 expression in tumors. The figure shows a combination of melanoma marker (blue), CD8 (green), and PD-L1 (red) staining at high magnification from a patient who had a partial response. The image on the left is from a baseline biopsy (week 1), the image in the middle is from week 6 after injection of T-VEC, and the image on the right is from week 30 after long-term treatment with the combination of T-VEC and KEYTRUDA (pembrolizumab).

In a separate clinical trial, a similar improvement in overall response rate was observed when T-VEC was used in combination with ipilimumab, a CTLA-4 antagonist antibody which is marketed by Bristol-Myers Squibb as YERVOY™, versus ipilimumab alone. Furthermore, improvements in response rates over the single agent immune checkpoint inhibitors pembrolizumab and ipilimumab in melanoma patients has also been reported in clinical trials following intratumoral injection of an unarmed oncolytic virus, CVA21, which is being developed by Merck as CAVATAK®, when used in combination with these approved immune checkpoint inhibitors. The following chart summarizes the clinical response rates in metastatic melanoma of these various therapies and therapeutic candidates.

Objective Response Rates in Metastatic Melanoma

Figure 3. Objective Response Rates, or ORRs, of two oncolytic viruses both when used as monotherapy and in combination with the immune checkpoint inhibitors, KEYTRUDA (pembrolizumab) and YERVOY™ (ipilimumab) in patients with metastatic melanoma. All data presented are from separate single arm trials except for the YERVOY™ vs. YERVOY™ plus Imlygic (T-VEC) data, which are from a head-to-head trial. The trials from which data are presented are: 1. Andtbacka, et al., JCO, 2015 and Andtbacka, et al., Ann Surg Oncol, 2016; 2. CALM study, Andtbacka et al., ASCO, 2015; 3. Ribas, et al., Cell, 2017; 4. CAPRA study, Silk et al. SITC, 2017; 5. Chesney, et al., JCO, 2017; 6. MITCI study, Curti, et al., AACR, 2017.

We believe these clinical results involving two different viral immunotherapies used with two different immune checkpoint inhibitors provide compelling evidence that viral immunotherapies can improve clinical outcomes while maintaining a favorable tolerability profile. However, a significant unmet need still exists as a result of the limitations of current viral immunotherapies, including: limited transgene payload capacity to drive robust abscopal responses and the need to sacrifice potency for safety by attenuating viral replication in all tissues. We believe that data generated with T-VEC and CAVATAK provide the justification to examine the therapeutic potential of our viral immunotherapy candidates to dramatically improve clinical outcomes and expand the number of tumor types and treatment settings in which they can be used.

Our oHSV Platform—developing the next generation of oncolytic HSV-1-based viral immunotherapy

Herpes Simplex Virus-1, or HSV-1, has emerged as the leading viral vector for immunotherapy due to its potency at killing tumor cells, large and well-studied genome, overall safety and sensitivity to acyclovir, and the regulatory approval pathway established by T-VEC. We designed our oHSV Platform to develop improved viral immunotherapies that overcome the limitations in potency and in the ability to stimulate anti-tumor immunity that have both been encountered by previous viral immunotherapies and other immuno-oncology therapies. We also intend to develop therapies derived from this platform that will address multiple types of tumors, including our ONCR-GBM program designed to target brain cancer.

Our oHSV Platform improves upon three basic characteristics of viral immunotherapies: the number of encoded transgenes, which can help drive the extent and robustness of immune responses and abscopal effects; replication competency in tumors, which determines cell killing potency; and selective replication in tumor versus normal tissues to improve potency and to help ensure an acceptable therapeutic index:

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Greater capacity to encode transgenes to drive systemic immunostimulatory activity. Using our proprietary technology, we are developing HSV-1-based product candidates with the ability to carry greater numbers of transgenes than viral immunotherapies that are either currently approved or in clinical development. The ability to deliver a combination of rationally and experimentally selected transgenes directly into tumors enables the promotion of greater systemic immunostimulatory activity than could otherwise be achieved. It also enables the combined delivery of immunostimulatory agents directly to tumors including those that cannot be safely dosed in patients due to systemic toxicities, such as IL-12.

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Retention of full replication competency to enable high tumor-killing potency. Using our proprietary oHSV Platform, we are developing HSV-1 based product candidates that retain their full ability to replicate in tumor cells. In contrast, current HSV-1-based viral immunotherapies that are either currently approved or in clinical development have introduced mutations which attenuate their replication competency in both normal and tumor tissues in order to limit toxicity. We believe this has the effect of lowering the potency of the virus in tumor cells and trading off potency for safety.

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Orthogonal safety strategies to allow tumor-specific replication. Our oHSV Platform incorporates two highly innovative approaches to restrict viral activity to tumor cells while sparing healthy tissues. The first approach involves the insertion of gene regulatory elements known as microRNA target sequences within the genomes of viruses. The microRNAs complementary to these target sequences are primarily found only in healthy tissues and not in tumor tissues. The second approach involves a proprietary mutation in a HSV-1 protein, known as UL37, which eliminates the virus’ ability to transport, replicate and establish latency inside neurons.

Our lead product candidate—ONCR-177

We are developing ONCR-177 for the treatment of multiple cancers. ONCR-177 is a replication-competent oncolytic HSV-1 viral immunotherapy for intratumoral injection carrying five transgenes designed to stimulate multiple arms of the immune system in order to maximize anti-tumor immune responses and abscopal responses in non-injected tumors. In preclinical experiments, we have observed durable virus and immune system driven anti-tumor activity in injected tumors as well as abscopal activity. We have also observed that ONCR-177 is well tolerated in a validated animal safety model of HSV-1 when administered intravenously. We have initiated and begun dosing patients in a Phase 1 clinical trial of ONCR-177 in patients with several different types of solid tumors, including breast cancers and cutaneous tumors. We expect to report preliminary data from this trial in multiple data readouts beginning in the second half of 2021 through the second half of 2022. We expect these readouts to include preliminary dose escalation and expansion data for ONCR-177 as monotherapy and in combination with KEYTRUDA.

ONCR-177 has broad application for multiple solid tumor indications

Each year in the United States, approximately 1.5 million patients are diagnosed with solid tumor cancers, and approximately 550,000 die from these diseases. Potentially any patient with a solid tumor can be treated by intratumoral injection, so there is a large unmet medical need for effective intratumoral therapy. Cancers potentially most addressable by intratumoral therapy include breast cancers, including triple negative and hormone receptor positive breast cancers; SCCHN; both melanoma and non-melanoma skin cancer; and injectable visceral tumors that have spread to the liver, such as metastases from MSS CRC. There are several advantages of administering potential therapies, including viral immunotherapies, by intratumoral injection. These advantages include the ability to directly target the tumor, resulting in high local concentrations of the therapeutic agent as well as lower systemic exposure to the therapy, which we believe could potentially limit systemic toxicities.

Key features of ONCR-177

We have designed ONCR-177 to achieve both oncolytic anti-tumor activity and potent immune system stimulation. The fundamental ways in which we have applied our technologies to ONCR-177 to improve upon current HSV-1-based viral immunotherapies include engineering the virus to deliver directly into the tumor a greater number of transgenes than the viral immunotherapies that are either currently approved or in clinical development, as well as to retain its full replication competency while broadening tumor infectivity and preventing replication in healthy tissues.

Delivery of five immunostimulatory transgenes to stimulate systemic anti-tumor responses in both injected and non-injected tumors

We took advantage of our proprietary deletion of the joint region in HSV-1, creating 25kb of additional payload capacity, to include a rationally and experimentally selected combination of five immunostimulatory transgenes in ONCR-177. Our goal was to include a diverse set of transgenes that increase the overall potency of ONCR-177 in a broad range of potential tumors and in particular, to improve abscopal activity. We evaluated 15 potential transgenes, including GM-CSF, the transgene included in T-VEC, and prioritized transgenes for inclusion in ONCR-177 based on their ability to enhance systemic anti-tumor immune responses in cancer models. We chose transgenes with the expectation that ONCR-177 would lead to their expression within these tumors with very limited systemic exposure. This feature allowed us to consider transgenes with promising anti-tumor activity that are challenging to deliver intravenously, as monotherapy or in combination with other anti-cancer therapies, due to toxicities. We prioritized combinations of transgenes that work through complimentary, but not overlapping, mechanisms, to stimulate multiple arms of the immune system. Our evaluations suggest that the optimal combination of transgenes within ONCR-177 includes:

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Interleukin-12, or IL-12—IL-12 is a potent stimulatory cytokine with established anti-tumoral properties. IL-12 displays multifaceted activities leading to broad immune stimulation of both innate immune cells, such as NK cells and adaptive immune cells, such as T cells. Intravenous administration of IL-12 has demonstrated potent anti-tumor activity in preclinical cancer models, however, its clinical development as a systemic agent has been limited by its toxicity profile. Intratumoral delivery of IL-12 by ONCR-177 strongly stimulated abscopal activity in preclinical models of cancer without causing systemic toxicity.

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C-C motif chemokine 4, or CCL4—CCL4 is an inflammatory chemokine that recruits T cells, monocytes and classical dendritic cells to sites of tissue injury or viral infection. Classical dendritic cells have been shown to be particularly important for the presentation of tumor antigens and response to immune therapy. Low CCL4 levels in tumors are predictive of poor T cell infiltration, which is characteristic of cold tumors. The inclusion of CCL4 in ONCR-177 may therefore enhance the recruitment of T cells and dendritic cells within a cold tumor to enhance response to anti-PD-1 and anti-CTLA-4 therapy.

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Fms-like tyrosine kinase 3 ligand, or FLT3LG—FLT3LG is a major growth factor that stimulates the proliferation and commitment of classical tumor antigen cross presenting dendritic cells, which are critical for anti-tumor immune responses. We have also shown that the addition of FLT3LG enhanced the abscopal anti-tumor activity of a virus expressing IL-12 in preclinical models.

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PD-1 antagonist nanobody—PD-1 is an immune checkpoint that prevents activation of cytotoxic T cells. Its blockade has been clinically validated as an oncology target with the approval of multiple therapies that inhibit the interaction of PD-1 with its ligand, PD-L1. PD-L1 upregulation is a major mechanism of acquired resistance in response to high levels of interferon gamma that are the result of productive anti-tumor and anti-viral immune responses. Inclusion of a PD-1 antagonist nanobody in ONCR-177 is designed to overcome both the endogenous tumor-specific PD-L1 expression as well as increased PD-L1 expression induced in response to the virus, and has demonstrated abscopal benefit in preclinical studies.

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CTLA-4 antagonist monoclonal antibody; identical in sequence to ipilimumab—CTLA-4 is a clinically validated immune checkpoint that regulates the activation of T cells independently from PD-1. Co-targeting of CTLA-4 and PD-1 by intravenous administration of blocking antibodies has increased clinical efficacy but is associated with significantly greater toxicities. Inclusion of these two clinically validated immune checkpoint inhibitors in ONCR-177 has the potential to deliver a synergistic activation of anti-tumor immunity with improved tolerability, which we believe will be a result of the intratumoral route of administration.

The multiple mechanisms of action mediated by ONCR-177’s inherent oncolytic activity together with the immune stimulation elicited by the viral infection and the expression of these five transgenes are illustrated in the figure below.

Figure 4. Mechanisms of action of ONCR-177. ONCR-177 infected cells allow the production of five payloads as well as viral replication that induces cancer cell oncolysis. The oncolysis results in the release of all tumor antigens and also signals trigger inflammation. CCL4 and FLT3LG can induce the recruitment and differentiation of tumor antigen presenting dendritic cells and IL-12 activates the NK cells and T cells to enhance their cytolytic activity. CTLA-4 blockade promotes the priming and activation of T cells while the PD-1 antagonist prevents the exhaustion of T cells. The T cells can migrate to the other tumor sites to enable abscopal responses.

Retention of full replication competency

ONCR-177 was designed as a fully replication competent HSV-1-based viral immunotherapy to allow for robust viral replication in tumor cells and generate greater tumor lysis and activation of the immune system as compared to HSV-1-based viral immunotherapies that are either currently approved or in clinical development. The ability of HSV-1 to infect human cells has led others to develop HSV-1-derived viral immunotherapies with genetic changes that limit replication by inactivating the g34.5 gene in order to protect healthy tissue. Inactivation of g34.5 makes HSV-1 more vulnerable to the normal antiviral activity of the endogenous interferon pathway, which the body uses to fight viral infections. Consequently, current HSV-1-based viral immunotherapies containing this mutation are less able to replicate in the presence of interferon alpha, or IFNa. Unfortunately, inactivation of g34.5 also leads to unwanted attenuation of viral replication in cancer cells, thereby limiting the potential for these therapies to impact the survival and growth of cancer cells. ONCR-177 retains an active version of the gene that encodes for g34.5 and, therefore, is able to replicate in the presence of IFNa, as seen in the figure below.

Figure 5. Impact of inclusion of g34.5 in our oHSV product candidates. Inclusion of g34.5 in our HSV-1 vectors allows replication in presence of IFNa compared to a g34.5 deleted virus for which complete suppression of replication is observed in the presence of interferon. PFU=plaque-forming units.

We have chosen not to sacrifice the inherent potency of HSV-1 in cancer cells and have implemented other methods to limit the ability of our HSV-1-based product candidates to replicate in healthy cells. We believe the retention of g34.5 enables our candidates to generate robust infections in tumor cells to drive anti-tumor activity.

Broaden tumor infectivity and increasing the rate of infection

To enhance the ability of HSV-1 to infect a broad spectrum of tumor cells, we have introduced a set of specific mutations in the HSV-1 gB protein, which is a surface glycoprotein that mediates viral entry into cells during infection. These mutations, referred to as gB:N/T mutations, have been shown to increase the range of cells that HSV-1 can infect in addition to increasing the rate of infection. Studies published by one of our co-founders, Professor Glorioso in the Journal of Virology in 2012 showed that introduction of these mutations into otherwise identical copies of HSV-1 viruses lead to greatly enhanced infectivity of cell lines, including those lacking the normal receptors for HSV-1. We believe gB:N/T mutations enable our candidates to generate robust infections in a broad spectrum of tumor cells and increase the rate of infection.

Tissue-specific safety controls

We balanced the native viral replication competency and increased infectivity in the development of ONCR-177 with a set of specific genetic safety switches that prevent ONCR-177 from replicating in non-tumor cells and also causing latent infections in neuronal cells using two orthogonal safety strategies. First, we implemented a series of conditional genetic switches in the genetic sequence of ONCR-177 that limit the ability of ONCR-177 to replicate in non-tumor cells. These switches are controlled by the presence of RNA molecules, referred to as microRNAs, and selectively disable key viral genes responsible for HSV-1 replication and pathogenicity in healthy tissues by targeted RNA silencing via the RNA-induced silencing complex. The microRNAs we selected for ONCR-177 attenuation are differentially expressed in tumors versus healthy tissues as detailed below.

Figure 6. Principle for microRNA, or miR, dependent attenuation of ONCR-177 in healthy tissues. microRNA target sequences, or miR-T, engineered into our oHSV product candidates function as conditional switches to control viral replication based on the expression of their complementary microRNAs that were selected to be absent or expressed at low level in tumors versus to normal healthy tissues.

Our attenuation strategy is based on the differential expression of this subset of microRNAs in cancer compared to healthy tissues

To identify these microRNAs, we conducted a quantitative analysis of 800 regulatory microRNAs in normal and tumor cells. As triggers for the shutdown of ONCR-177 in healthy cells, we chose a set of ten microRNAs from this analysis that are highly expressed in tissues such as the nervous system, skeletal and cardiac muscle, and organs such as the liver and pancreas and not expressed in the tumors we intend to treat with ONCR-177.

Figure 7. The heatmap above shows the differential expression of the microRNAs selected for ONCR-177 attenuation in cancer compared to healthy tissues. Mal.=malignant.

We introduced microRNA target sequences into four critical HSV-1 genes such that the presence of the corresponding microRNAs in healthy tissues would prevent viral replication and pathogenesis. These genes include infected-cell polypeptide 4, or ICP4, and infected-cell polypeptide 27, or ICP27, both of which are transcriptional regulatory proteins essential for viral growth; UL8, a component of the viral replication complex, which we identified as an essential gene for viral replication; and g34.5, which is required for inhibition of host cells’ antiviral response. This microRNA attenuation strategy for ONCR-177 is reflected in the figure below.

Figure 8. Overview of ONCR-177 microRNA attenuation strategy. Four cassettes, each containing three microRNA target sequences (miR-T), are inserted in the non-coding region of the HSV-1 gene to control its replication.

Attenuation of multiple viral genes by microRNAs found in normal cells prevent viral replication in these tissues

We have shown that the microRNA responsive sequences that we introduced into these key HSV-1 genes lead to the suppression of ONCR-177 replication in cells expressing any of the corresponding microRNAs. Only when all ten microRNAs are absent, a condition which we have found to only occur in tumor cells, can ONCR-177 replication proceed unimpeded.

We also introduced a set of mutations in the gene coding for UL37 that are intended to prevent HSV-1 transport in neurons and to inhibit replication and latency in this cell type. In published in vitro and animal model preclinical studies, HSV-1 containing these mutations was unable to infect the nervous system. In addition, although dosing of unmodified HSV-1 in mice causes neuronal toxicity and hind limb paralysis, as described previously, we have demonstrated that our attenuated viruses are well-tolerated with no signs of neuronal toxicity.

Preclinical, safety studies

We have shown in preclinical models that viral replication and expression of transgenes is restricted to the tumor that is injected. There are no increases in payload gene products in the plasma or in the non-injected tumor, nor is there any evidence of changes in overall levels of plasma cytokines such as interleukin 6, or IL-6, and tumor necrosis factor alpha, or TNFa, often associated with cytokine release syndrome. These results are consistent with our belief that our intratumorally injected virus induces its anti-tumor effects via direct activation of immune cells, which then migrate to distant tumor sites.

In addition, in our preclinical studies of mONCR-177, a mouse version of ONCR-177, we have observed favorable tolerability with the only treatment-related toxicities being low severity lymphocyte hyperplasia in the spleen and reversible body weight loss in the animals. While minor changes in serum cytokine levels were observed in these preclinical studies, which are consistent with immune activation, we did not observe marked elevation in pro-inflammatory cytokines, indicating the lack of a profound inflammatory response to mONCR-177.

Furthermore, in a mouse model validated to test the safety of HSV-1, a wild-type HSV-1, known as KOS, from which ONCR-177 is derived, causes significant toxicity consistent with HSV-1 infection in mice such as neuronal toxicity and hind limb paralysis. In this model, mONCR-177 was well tolerated after both single and repeat intravenous, intrahepatic and subcutaneous injections up to 300-fold the expected intratumoral dose. We believe that these data provide strong preclinical validation for the tissue-specific safety controls engineered into ONCR-177.

Designed to optimize the manufacturing of clinical and commercial material

Through the development of ONCR-177, we have focused on developing a manufacturing process designed to optimize production of clinical grade material at scale. We have developed a closed, serum-free process with the potential to lead to a high yield and overall low cost of goods. We have transferred our process to a commercial CMO for production of our initial batches of clinical material. We continue to invest in our internal manufacturing capabilities and plan to initiate development of in-house clinical grade manufacturing capabilities in 2021 and complete these manufacturing capabilities in 2023 in order to support our pipeline.

Preclinical data supporting our clinical development plan

We intend to develop ONCR-177 for patients who have injectable tumors, including patients with tumors that are not typically associated with response to immunotherapy, such as MSS CRC, and patients with tumors that do typically respond to immunotherapy but for whom the clinical benefit rate remains low, such as SCCHN and TNBC. Our clinical development plan for ONCR-177 in metastatic tumors will include monotherapy evaluation of safety and activity, as well as combination studies to evaluate any additional benefits from PD-1 inhibitors, in addition to evaluation in neoadjuvant settings. These strategies are supported by the following preclinical data.

mONCR-177 activity in multiple tumor models regardless of sensitivity to immune checkpoint inhibitors or immunotherapy

We assessed anti-tumor activity of mONCR-177 across five syngeneic mouse tumor models representing a diverse range of permissivity to HSV-1 and baseline T cell tumor infiltration. In addition to mONCR-177, many of these studies included ONCR-159, the base vector for ONCR-177 that lacks payloads, as a comparator. In these preclinical experiments, mONCR-177 exhibited greater activity in both the injected tumor and non-injected tumors compared to the same dose of ONCR-159, suggesting that mONCR-177 activity is related, at least in part, to its immunostimulatory payloads.

We tested the following models, which are listed in order of decreasing response to existing immunotherapy approaches, such as PD-1 and CTLA-4 antagonists:

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MC38, a colon carcinoma cell line originally derived from a strain of mouse that is poorly sensitive to oHSV, or oncolytic HSV, -mediated oncolysis. This tumor model represents a T cell infiltrated inflamed hot tumor that responds to systemic PD-1 immune checkpoint inhibitor therapy, however, it represents a higher bar for oHSV therapy compared to the A20 model described below.

∎	A20, a B cell lymphoma cell line which is moderately to poorly infiltrated with T cells and marginally responsive to single-agent immune checkpoint inhibitors such as PD-1 or CTLA-4.

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CT26, a mouse colon carcinoma line that grows robustly as syngeneic allografts in mice. The immune contexture of CT26 tumors suggests a heterogeneous assortment of immune cells arrayed in largely balanced proportions of effector and suppressive phenotypes. Importantly, these tumors are resistant to the murine version of T-VEC and are insensitive to anti-PD-L but respond to CTLA-4 antagonists.

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B16F10N1, a mouse melanoma model representing an aggressive tumor type characterized as an ‘immune desert’, with a low degree of infiltration of immune cells, most notably T cells. B16F10 tumors or the variant of B16F10 expressing HSV-1 entry receptor Nectin-1, or B16F10N1, do not respond to many forms of immunotherapy, including immune checkpoint inhibitors. Importantly, these tumors are also resistant to the murine version of T-VEC.

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4T1, a mouse breast carcinoma cancer cell line that when implanted subcutaneously or orthotopically spontaneously metastasizes to internal organs, most notably to the lungs. 4T1 is representative of an immunosuppressed tumor microenvironment and is resistant to many types of immunotherapies, including antagonists to immune checkpoints, such as PD-1 and CTLA-4, and viral immunotherapies, including oHSV.

As illustrated in the four figures below, MC38, A20, CT26 and B16F10N1 subcutaneous tumors responded to mONCR-177, demonstrating decreased tumor growth and significant regression. In these bilateral flank tumor models, one tumor is typically injected with a viral immunotherapy or placebo, while the tumor on the opposite flank is not injected. In these models, significant tumor growth inhibition and regressions were observed in injected tumors as well as non-injected tumors demonstrating that mONCR-177 has strong abscopal activity. The low levels of abscopal activity in ONCR-159 treated tumors indicate that the abscopal activity of mONCR-177 is dependent on its immunostimulatory payloads. In the 4T1 model of breast cancer, mONCR-177 injection in the subcutaneous tumor led to a significant inhibition of lung metastasis. We believe that the ability to suppress the development of non-injected rapidly growing tumors or metastatic disease is a critical attribute of mONCR-177 indicating the potential to produce systemic anti-tumor immunity. If this activity is also seen in patients, we believe it could provide two noteworthy benefits: not only could it allow patients with known metastatic disease to be treated without requiring metastases to be specifically identified and injected, but it may also lead to the suppression of metastases that are still too small to detect in patients with earlier-stage cancers.

Figures 9-12. Activity of mONCR-177 in the A20, MC38, CT26 and B16F10N1 models. Error bars indicate group mean +/- standard error of the mean of tumor volumes for both the right and left flank tumors after intratumoral administration of phosphate-buffered saline, or PBS, control or mONCR-177 into the right flank tumor or the injected tumor. Dosing was repeated every third day for a total number of three doses. Tumors were measured bi-weekly (n=10 in A20, MC38 and B16F10N1 and n=12 in CT26).

We believe these data support the broad development of ONCR-177 as monotherapy in patients with metastatic solid tumors.

mONCR-177 triggers immune activation, a key driver for anti-tumor activity

Through a series of experiments in mice, we observed that most of the anti-tumor effect generated by mONCR-177 is due to its ability to stimulate the immune system. We also observed a contribution to the shrinkage of tumors from mONCR-177’s oncolytic viral activity in injected tumors. These experiments demonstrated increased tumor cell infiltration involving T, NK and dendritic cells and that anti-tumor activity was dependent on T cell and NK cell activity.

We conducted in vivo pharmacology studies in immune competent mice to investigate immune-mediated mechanisms of action of mONCR-177. These studies included histologic (immunohistochemistry), molecular (transcriptional profiling), or cellular (flow cytometry) profiling of injected and non-injected tumors.

As shown in the figure below, significant CD3 T cell infiltration was observed in the oHSV-sensitive A20 tumor model in the injected and non-injected tumors after mONCR-177 treatment compared to PBS control.

Figure 13. T cell infiltration are recruited in injected and non-injected tumors after mONCR-177 intratumoral administration (n=5 per group).

These histology data suggest that mONCR-177 can promote a robust T cell influx into both the injected and non-injected tumors. Additional analysis of transcriptional profile and flow cytometry expanded on this data by showing the recruitment and activation of T cells, NK cells, and classical dendritic cells and the development by transcriptional analysis of a gene signature associated with cytolytic T cells, interferon response and antigen presentation.

Therapeutic efficacy of other viral immunotherapies, including oHSVs, has been shown to be critically dependent upon CD8 T cell and NK cell immune responses. As shown in the figure below, we conducted immune subset depletion studies that demonstrated the dependency of the anti-tumor activity of mONCR-177 in the A20 tumor model on the presence of CD8 T cells and NK cells. When CD8 cells were depleted from mONCR-177-treated animals, the survival benefit in mONCR-177 mice was lost and the outcome of the treated mice became indistinguishable of those of placebo-treated controls. This suggests that mONCR-177-induced CD8 cytotoxic T and NK cells drive most of the anti-tumor activity. The ability of mONCR-177 to lead to stimulation of both the NK cells from the innate immune system and the CD8 T cells from the adaptive immune system is a strong driver for its potential across multiple tumor models.

Figure 14. mONCR-177 survival benefit was shown to be dependent on both CD8 T cells and NK cells in the A20 bilateral flank tumor model (n=10 per group).

mONCR-177 treatment leads to the development of immunologic memory and to the development of protective anti-tumor activity as shown in rechallenge studies

Immunologic memory is a central tenet of the adaptive immune response, which is the ability to swiftly, potently, and specifically mount a response against a previously encountered antigen. The memory response is primarily mediated by CD8 and CD4 T cells, a small subset of which differentiate to a long-lived memory cell phenotype after resolution of the initial immune response to particular tumor antigen(s). These memory T cells patrol the body and quickly differentiate to effector cells upon re-encounter with cognate antigen, to mediate efficient eradication of the tumor. Preclinical reports have shown that successful viral immunotherapy can provide long-term protection from tumor rechallenge.

We assessed the ability of mONCR-177 therapy to elicit a long-term protective anti-tumor immunologic memory response in the A20 tumor model. Mice bearing established single flank subcutaneous A20 tumors were dosed intratumorally with either placebo control or mONCR-177. Of the 40 mice treated with mONCR-177, 37 achieved complete tumor regressions followed by significantly prolonged survival compared to placebo control-treated mice (p<0.0001), as shown in the figure below. Subsequently, mice cured of either single or dual flank tumors were observed for three to five months for signs of tumor recurrence and resolution of the primary anti-tumor immune responses, and then rechallenged with A20 tumor cells. Upon challenge in naïve age-matched mice, A20 tumors cells formed rapidly growing tumors whereas mice that had prior complete tumor regressions uniformly rejected A20 cells and survived tumor-free until the end of the monitoring period as shown below.

Figure 15. mONCR-177 treatment shown to elicit specific and durable protective immunologic memory in mice bearing A20 with tumors previously completely regressed by mONCR-177 administration (mouse model on left, n=40, mONCR-177 treated group, n=10, PBS group; mouse model on right, n=10 per group).

We observed similar results in mice bearing CT26 tumors that received intratumoral injection of mONCR-177 and that were then subject to similar rechallenge studies involving the CT26 tumor model, as shown below.

Figure 16. Treatment with mONCR-177 is shown to lead to long-term survival in the CT26 bilateral mouse model (left) (n=12 per group) and to development of protective immunity as demonstrated by tumor rejection and survival in mice that completely regressed CT26 tumors and were rechallenged by the same tumor (right) (n=5 per group).

We believe these results demonstrate that intratumoral mONCR-177 monotherapy can elicit anti-tumor activity that is accompanied by the development of a specific and durable protective immunologic memory response. Based on these data, we plan to develop ONCR-177 as monotherapy in settings where immune checkpoint inhibitors have little impact.

mONCR-177 activity with systemic anti-PD-1 blocking supports combination therapy with immune checkpoint inhibitors

Intratumoral therapy of mONCR-177 enhanced the ability of systemic anti-PD-1 therapy to promote inhibition of tumor growth in the MC38 tumor model. The inflammatory microenvironment set up by mONCR-177, a replicating oHSV expressing IL-12, FLT3LG, and CCL4, is anticipated to result in compensatory upregulation of immune checkpoints such as PD-L1 and CTLA-4. IFNa-mediated upregulation of PD-L1 provides a potential mechanism for immune evasion by the tumor that can in turn be circumvented by blockade of the PD-1 pathway, which in the case of ONCR-177 is mediated in the injected tumor via the anti-PD-1 nanobody and in non-injected tumors via systemically administered anti-PD-1 antibody.

As shown in the figure below, systemic anti-PD-1 therapy in the MC38 tumor model resulted in response rates for both the right and left flank tumors, significantly (p<0.0001) different from its isotype control, or lgG2a, confirming the sensitivity of the model to anti-PD-1 immune checkpoint therapy. In addition, when administered in combination, mONCR-177 and anti-PD-1 therapy resulted in a significantly enhanced response rate on the non-injected tumor compared to either mONCR-177 (p=0.002) or anti-PD-1 (p=0.003) monotherapy. For the injected tumor, most of the activity was due to mONCR-177 treatment with a trend (p=0.09) of slightly greater activity with combination treatment.

Figure 17. Activity of mONCR-177 and anti-PD-1 combination therapy in the MC38 tumor model. CR=complete response (n=10 per group). ns: non-significant; *p<0.05; *** p<0.0001, 2-way ANOVA on Day 18.

These results suggest that whereas mONCR-177 single agent treatment was sufficient to drive most of the observed activity in the injected tumor, the addition of systemic anti-PD-1 therapy augmented activity in tumors that are sensitive to anti-PD-1 therapy. These data support our plans to develop ONCR-177 in combination with immune checkpoint inhibitors in patients with tumors that are sensitive to immune checkpoint inhibitor therapy.

mONCR-177 activity in suppressing micro-metastases in the 4T1 model of metastatic breast cancer supports the potential for neoadjuvant breast cancer treatment

We assessed the potential for ONCR-177 to treat micro-metastases in 4T1 based breast carcinoma cancer cell line that when orthotopically implanted spontaneously metastasizes to internal organs, most notably to the lungs. 4T1 is representative of an immunosuppressed tumor microenvironment and is resistant to many types of immunotherapies, including immune checkpoint inhibitors and viral immunotherapies, including oHSV-1. As shown in the figure below, treatment with mONCR-177 resulted in a lower number of lung tumor nodules as compared to control PBS or the unarmed ONCR-159.

Figure 18. Activity of mONCR-177 in the 4T1 tumor model (n=10 per group).

These results suggest that ONCR-177 may be promising in the setting of neoadjuvant therapy for triple negative breast cancer and perhaps other histologies as well.

mONCR-177 activity is not affected by pre-existing immunity to HSV-1

Intratumoral administration of viral immunotherapies allows large amounts of active agent within the target tumor tissue, while limiting systemic exposure and potential toxicity. This dosing strategy allows efficient viral replication, oncolysis and payload expression within the tumor tissue, thereby increasing the chance to nucleate a potent local and systemic anti-tumor immune response. However, anti-tumor activity after intratumoral administration may potentially be limited by the anti-viral antibody response. Pre-existing exposure to HSV-1 has potential clinical implications since the majority of the world population has been exposed to HSV-1 and presumably has circulating neutralizing antibodies. Clinical data attained with T-VEC suggests that efficacy from intratumoral administration of viral immunotherapies may be unaffected by the anti-viral humoral response.

To examine this issue as it relates to our ONCR-177 program, we evaluated the effects of pre-exposure to HSV-1 and the presence of circulating anti-HSV-1 antibodies on the activity of mONCR-177. As illustrated in the figure below, anti-tumor activity was shown to be similar for mONCR-177 treated naïve and immunized groups.

Figure 19. Pre-existing immunity to HSV-1 is shown not to change the anti-tumor activity of mONCR-177 (n=10 per group). CR=Complete response.

Together, these results show that pre-existing immunity to HSV-1 has no apparent effect on either the in situ or abscopal anti-tumor activity of mONCR-177 and further supports the development of ONCR-177 in patients with solid tumors across multiple histologies.

ONCR-177 clinical development plans

In June 2020, we initiated, and are currently enrolling patients in an ongoing Phase 1 dose escalation basket trial of ONCR-177. We expect to enroll approximately 20 patients who are either refractory and/or intolerant to standard of care, and who have injectable surface tumors such as breast cancer; SCCHN; melanoma and other cancers of the skin. Subject to positive safety and tolerability data from the first two dose levels in patients with injectable surface lesions, we intend to enroll approximately 20 additional patients with visceral tumors in the liver, such as metastases from MSS CRC. We plan to dose each patient with six doses of ONCR-177. The primary endpoints in this Phase 1 clinical trial are safety and tolerability both as monotherapy and in combination with the immune checkpoint inhibitor KEYTRUDA (pembrolizumab), which is being supplied for the trial by Merck. Secondary endpoints include anti-tumor responses and markers of immune activation. After we have determined the recommended Phase 2 dose, we intend to enroll patients into disease-specific expansion cohorts of approximately 10 patients each. Data from dose escalation and expansion will be used to refine plans for the next clinical trials in ONCR-177’s development. Our Phase 1 trial and early clinical development plan is summarized in the figure below.

Figure 20. Clinical development plan for ONCR-177 in advanced tumors. Our dose escalation will include three dose levels starting at 1x106 PFU/dose and escalating in log increments. *Basket study including breast, squamous cell carcinoma of the head and neck (SCCHN) and melanoma. **Any liver metastases.

ONCR-177 is dosed every 2 weeks for up to 6 iTu doses; RP2D=Recommended Phase 2 Dose; mTPI-2=modified toxicology probability interval-2 (Guo et al., Contemp Clin Trials, 2017).

We are also investigating potential clinical trials to assess the ability of ONCR-177 to lead to therapeutic benefit in neoadjuvant settings. We believe that the potential ability to induce immune responses without the consequences of systemic toxicities may represent an important mechanism to control tumor growth, prevent the spread of tumors, improve the ability to surgically remove tumors and perhaps reduce the need for surgery. For example, women who present with localized breast cancer suitable for resection, particularly women with TNBC, may be suitable candidates for ONCR-177 therapy. A clinical trial in this treatment setting reported recently by researchers at the Moffit Cancer Center demonstrated complete pathologic responses in five out of nine non-metastatic TNBC patients treated with T-VEC (NCT02779855). We plan to initiate a separate trial or cohort in our Phase 1 trial with ONCR-177 in such neoadjuvant settings, as shown in Figure 20, pending the results of our dose escalation trial in patients with advanced tumors, including those with TNBC.

Potential market opportunity for ONCR-177

We believe that ONCR-177 has the potential to have anti-tumor activity in the broad spectrum of superficial, subcutaneous, and visceral tumors that can be treated by intratumoral injection. Our clinical development plan is focused on two strategies to address unmet medical needs: treatment of refractory patients with advanced diseases that have some but incomplete benefit from existing immunotherapies, beginning with cancers including TNBC and SCCHN, and treatment of tumors typically resistant to immunotherapy, such as MSS CRC, using ONCR-177 to overcome lack of response. We will first focus development on later stage patients with fewer options, and assuming we are able to demonstrate clinical proof of concept, will then seek to address the problems of early-stage patients in, for instance, newly diagnosed, non-metastatic TNBC and neoadjuvant settings.

Figure 21. ONCR-177 clinical strategy intended to address diverse histologies, across multiple lines of therapy, both as a monotherapy and in combination with checkpoint inhibitors.

We believe that, because ONCR-177 combines six immunotherapy approaches in one viral immunotherapy while retaining full replication competency and an anticipated favorable safety profile, we should be able to generate robust clinical data, such as durable response rate and survival data. In addition, we believe that if ONCR-177 is approved, its commercial acceptance could benefit from the pioneering efforts of previous oncolytic viruses in that many centers now have experience administering infectious therapeutic agents directly into tumors. We also believe that the commercial acceptance of ONCR-177 could be enhanced by a clinical development plan that will focus on cancers that are unmet medical needs and have been difficult to treat such as SCCHN, TNBC and MSS CRC, not primarily on melanoma. We believe that our data also suggest a role for ONCR-177 as both monotherapy and as part of combination therapy.

SCCHN disease background

SCCHN is the sixth most common form of cancer representing a broad category of cancers including tumors of the oral cavity, oropharynx, larynx, and hypopharynx that have been grouped anatomically. Each year, SCCHN is diagnosed in more than 600,000 people worldwide, with 65,000 new cases and more than 13,700 deaths occurring in the United States alone. Five-year survival for newly diagnosed patients is 65 percent, however, approximately 20 percent patients present with metastatic disease where less than 40 percent of patients survive five years.

Currently available treatments for SCCHN involve combinations of chemotherapy, radiation and surgery. These treatments are associated with acute and long-term effects including swallowing dysfunction, dry mouth, and dental problems. Although immunotherapy is active in SCCHN, most patients who are treated with immune checkpoint inhibitors will eventually progress and will need additional treatment options. Both nivolumab and pembrolizumab were approved for patients with SCCHN that has progressed on prior platinum therapy in 2016, based on improved ORR. Pembrolizumab was recently approved in 2019 as the first-line treatment of patients with metastatic or unresectable, recurrent SCCHN. Pembrolizumab in combination with platinum and 5-FU is indicated for all SCCHN patients, whereas pembrolizumab as a single agent is indicated for SCCHN patients whose tumors express PD-L1 combined positive score, or CPS, ≥1. This first line approval is based on results from the Phase 3 KEYNOTE-048 trial, where pembrolizumab monotherapy demonstrated a significant improvement in overall survival, or OS, compared with the EXTREME regimen (cetuximab with carboplatin or cisplatin plus FU), a standard treatment, as monotherapy in patients whose tumors expressed PD-L1 (CPS ≥1) and in combination with chemotherapy in the total study population. Given that the progression free survival, or PFS, for all patients treated in this study was approximately five months, there is still clearly a substantial unmet medical need to bolster immunotherapy after progression from front line therapy in recurrent, unresectable or metastatic non-nasopharyngeal SCCHN. While T-VEC has also been studied in SCCHN, including in combination with pembrolizumab and safety has been manageable, to date activity has been modest compared to pembrolizumab monotherapy. The ONCR-177 trial will provide the opportunity to study a viral immunotherapy in patients eligible for second line therapies for whom pembrolizumab is no longer working, both as monotherapy and in combination with an immune checkpoint inhibitor such as pembrolizumab.

Breast cancer disease background

Breast cancer is the second leading cause of cancer death in women in the United States and worldwide. Approximately 269,000 women in the United States are diagnosed with breast cancer and 41,800 die from this disease each year. There is significant unmet need, especially in aggressive and relapsed forms of the disease. For example, TNBC tends to grow, spread and recur faster than most other types. Women with TNBC are also more likely to develop metastasis, and these women typically have a poorer prognosis than women with other types of breast cancer due to the lack of available therapies. Meeting the unmet medical needs in TNBC will require both more effective treatment in the non-metastatic setting, and more effective treatment for patients who already have metastases at diagnosis. Immunotherapy is showing promise in both settings, although there remains need for improvement. Additionally, while survival rates are better for hormone receptor positive disease, the subtype which the majority of patients with breast cancer have, for those who recur after standard treatments, new options to improve the immune response are also needed as such patients comprise the majority of poor outcomes in breast cancer.

In March 2019, the FDA approved the first immunotherapy regimen in breast cancer, a combination of nab-paclitaxel and atezolizumab, an anti-PD-L1 immunotherapy, for the treatment of patients with unresectable locally advanced or metastatic PD-L1-positive TNBC. The addition of atezolizumab to nab-paclitaxel was shown by Schmid and colleagues to have increased the PFS from 5.5 to 7.2 months for patients whose tumors were PD-L1 positive, although there was no improvement in PFS for patients whose tumors were PD-L1 negative. Similarly, pembrolizumab combined with chemotherapy was associated with an improvement in PFS of 9.7 months versus 5.6 for chemotherapy alone in patients whose tumors expressed high PD-L1. We believe that the immunostimulatory activity associated with ONCR-177 has the potential to further enhance this benefit, and may extend the benefit of immunotherapy to PD-L1 negative patients, who are the majority of metastatic TNBC patients, by virtue of increasing inflammation in the tumor microenvironment and upregulating PD-L1.

Up to 95 percent of cases present at an early-stage, and such patients are typically treated with surgery to remove the tumor(s) and possibly some of the lymph nodes. About 25 percent receive a course of chemotherapy prior to surgery in order to shrink a tumor and make it more amenable to resection. This pre-surgical treatment is known as neoadjuvant therapy. Pre-treating patients in the neoadjuvant setting who have early, localized but high risk breast cancer, such as TNBC, with chemotherapy makes tumors smaller, decreases the invasiveness of the surgical resection, and improves long-term outcomes. Neoadjuvant treatment has been established in downstaging large or locally advanced tumors allowing breast-conserving surgery, thereby avoiding mastectomy and has also been shown to improve survival outcomes.

Breast cancer patients with tumors who achieve a pathological complete response, or pCR, to neoadjuvant therapy, meaning no tumor is found at the time of surgery because the pre-treatment has caused a complete response, have been shown to have lower recurrence rates compared with those with a partial response. While pCR has been achieved only in around 30 percent of patients with TNBC, it is a validated endpoint for clinical benefit that is recognized by FDA and other health agencies. Schmid and colleagues recently reported that the addition of pembrolizumab to chemotherapy for neoadjuvant therapy improved the pCR from 51.2 percent to 64.8 percent in patients with non-metastatic TNBC, and that the effect was not confined to patients whose tumors were PD-L1 positive. In light of the findings for immunotherapy in both metastatic and neoadjuvant treatment of TNBC, there are reasons to believe that ONCR-177 can potentially improve outcomes and address compelling unmet medical needs.

Colorectal carcinoma disease background

Colorectal carcinoma, or CRC, is one of the most common cancers with approximately 135,000 patients a year diagnosed in the United States, in part due to Western diets and other lifestyle risk factors. Although prevention and treatment have improved outcomes and mortality, largely through earlier detection, approximately 50,000 people a year will ultimately succumb to CRC in the United States, and the incidence is increasing in patients less than 50 years of age. Treatment of earlier stage CRC involves surgical resection and ongoing surveillance. For patients with locally aggressive or metastatic disease, chemotherapy may be recommended in addition to surgery.

For most patients, initial chemotherapy is based on FOLFOX (5-FU, leucovorin and oxaliplatin), or similar agents. In second line or in more aggressive initial presentations, patients may receive a FOLFOX type regimen plus a targeted agent, for instance cetuximab for KRAS and NRAS wild type patients, based on their molecular signature. Patients who have microsatellite instability high, or MSI-H, CRC may receive immunotherapy on relapse or progression from initial therapy, as both nivolumab and pembrolizumab, which are PD-1 inhibitors, are approved in this setting. MSI-H tumors have more genetic mutations in them, generating neoantigens, which lead to improved immune responses against the tumor and clinical benefit.

MSS CRC tends not to have the high number of genetic mutations in it that MSI-H does, so it does not trigger an immune response and patients with such tumors do not benefit from immunotherapy. In keeping with this, it is a cold tumor with little infiltration of CD8 T cells at baseline. After second line therapy, MSS CRC is difficult to cure and patients are recommended to consider clinical trials by the NCCN Guidelines. By later stages, many patients with CRC have also experienced spread to the liver, which is a more immunosuppressed environment than other tissues. However, ONCR-177 as a heavily armed viral immunotherapy is designed to overcome this immunosuppression as well as force tumor antigen presentation by virtue of its immunomodulatory payloads and tumor vaccinal effect. Approximately 85 percent of patients with CRC have MSS disease and around 50 percent of CRC patients develop liver metastases, so there remains a large unmet medical need in MSS CRC patients with metastases to the liver.

Additional product candidates being developed based on our oHSV Platform

We are applying our oHSV Platform technology towards the development of a portfolio of other viral immunotherapy product candidates, leveraging the knowledge and experience gained through the development of ONCR-177 and our other programs.

A second program utilizing our oHSV platform will specifically target brain cancer, including glioblastoma multiforme, or GBM, the most frequent and aggressive form of brain cancer. We intend to leverage our knowledge of microRNA expression to engineer a microRNA attenuation strategy designed to protect healthy brain tissue and select a combination of payloads that address the specific drivers of immune suppression in brain cancer. We have initiated studies to select payloads and micro-RNA targets specific for brain cancer and anticipate candidate nomination in the second half of 2021.

Glioblastoma Multiforme background

GBM, with its typically poor prognosis, represents a particularly acute unmet medical need. In the United States, it is estimated that there are approximately 18,000 newly diagnosed patients each year and 13,000 deaths annually. Newly diagnosed high-grade patients have a median overall survival of 15 to 17 months; the 5-year-overall survival rate is only 5.6%. For patients in which disease recurred the prognosis is much worse, with a median overall survival of 6 to 8 months, while in patients who failed treatment with temozolomide and bevacizumab, or equivalent salvage chemotherapy, overall survival is reported being as short as 3 to 4 months. The current FDA-approved therapies bevacizumab, carmustine wafer, NovoTTF-100A, and lomustine are only marginally effective in extending overall survival in patients with recurrent GBM. The initial results from other companies’ clinical trials with immune checkpoint inhibitors such as anti-PD-1 antibodies have been disappointing in patients with recurrent high-grade gliomas.

Our Synthetic Platform—enabling the repeat intravenous administration of viral immunotherapies

The intravenous administration of viral immunotherapies is an attractive approach for improving the standard of care for many oncology patients because it allows for all tumors in a patient, including micro-metastases that are sometimes difficult to detect and treat, to be treated directly. In addition, it allows for potential treatment of certain tumors, such as those of the lung, that are less amenable to repeat intratumoral injection of anti-cancer therapies for safety and feasibility reasons. While multiple viruses have been administered intravenously to treat tumors, they have all been challenged by limited efficacy due to the rapid development of neutralizing antibodies. If neutralizing antibodies could be avoided by virtue of a LNP, which is generally not immunogenic, this would, in turn, allow the administered therapy to reach tumors and enable repeat intravenous administration viral immunotherapies.

Our Synthetic Platform is focused on designing and developing viral immunotherapy candidates that can effectively infect tumors while avoiding neutralizing antibodies thereby allowing for repeat intravenous administration. To overcome the limitations caused by neutralizing antibodies, we have developed a novel delivery strategy, in which we engineer a synthetic viral immunotherapy comprised of a synthetic viral genome encapsulated within an LNP that is intended to be less immunogenic than a natural viral capsid.

Figure 22. Diagram comparing a native oncolytic virus to our synthetic virus.

Once inside the tumor cells, and as is the case with other viral immunotherapies, these genomes replicate and generate a burst of infectious virions that then spread locally and lyse adjacent tumor cells, as illustrated in the figure below.

Figure 23. Schematic representation of the mode of action of our synthetic viruses.

Our current synthetic viral immunotherapy programs are based on coxsackievirus A21, or CVA21, and Seneca Valley Virus, or SVV, which have both demonstrated acceptable safety and tolerability when virions have been administered intravenously in early clinical trials conducted by others, but where the efficacy was likely limited by the subsequent development of neutralizing antibodies.

We have demonstrated proof of concept of this approach in preclinical models showing that synthetic viral immunotherapies based on both CVA21 and SVV, when administered intravenously, are able to successfully deliver a synthetic viral genome to tumors leading to production of replication competent viruses within the tumors and to tumor growth inhibition. Our synthetic viral immunotherapy product candidates to be developed from our Synthetic Platform will utilize shared formulation, regulatory and manufacturing strategies, allowing us to be more efficient in the development of subsequent product candidates.

Our synthetic viral immunotherapy product candidate selection criteria

We select oncolytic viruses for development for our Synthetic Platform based upon two factors, clinical experience with these viruses and technical feasibility:

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Clinical experience. The foremost factor which drives our selection of viruses for our Synthetic Platform has been clinical experience with these viruses demonstrating their tolerability after intravenous dosing in cancer patients as well as their ability to replicate in tumors. For example, both CVA21 and SVV have been well tolerated in clinical trials after intravenous dosing. Furthermore, these viruses were shown to replicate in patients’ tumors expanding on preclinical observation made for both CVA21 and SVV in animal models indicating that these viruses can lyse tumor cells. We believe these early viral immunotherapy product candidates would likely be further advanced in the clinic if not for the emergence of neutralizing antibodies in the first one to two doses, which limit the ability of subsequent doses to reach tumor sites, and the intravenously administered viruses’ inability to avoid these antibodies.

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Technical feasibility. The identification of, and clinical utility of LNPs, has been driven by the need to intravenously deliver other therapeutics, typically nucleic acids such as RNA, to patients. The recent approval of patisiran, marketed as ONPATTRO® by Alnylam, provides validation that LNPs can be used to safely and effectively deliver nucleic acid therapies to patients through repeat intravenous administration. The synthesis of LNPs for tumor distribution requires the selection of viruses with genome sizes compatible with the loading capacity of an LNP. This has steered our selection of synthetic viruses for product development to oncolytic RNA viruses such as CVA21 and SVV.

Synthetic CVA21—our lead synthetic viral immunotherapy program

We are developing a synthetic viral immunotherapy product candidate for repeat intravenous administration based on CVA21. We selected CVA21 for our first synthetic viral immunotherapy program, which we refer to as our Synthetic CVA21 program, based on a number of attractive properties such as clinical safety and tolerability after intravenous dosing in patients, ability to replicate in solid tumors, and its inability to insert into the host chromosome eliminating the potential of insertional mutagenesis. CVA21 is a picornavirus that has broad tumor tropism, in particular for NSCLC, melanoma, bladder cancer and other solid tumors. We intend to develop Synthetic CVA21 for these indications. In preclinical studies conducted by us and others, treatment with CVA21 resulted in significant tumor growth inhibition in multiple mouse tumor models including SK-MEL-28 melanoma cells.

Coxsackievirus A21 (CVA21)

Coxsackievirus A21 is a naturally occurring RNA virus that normally causes mild upper respiratory tract infections in humans. Most studies on coxsackievirus focus on the CVA21 strain which is currently in clinical development in NSCLC, melanoma and bladder cancer by Merck as CAVATAK.

In early clinical trials, CAVATAK was well-tolerated when dosed either intratumorally or intravenously and associated with both local and distant tumor responses. In a Phase 2 trial, intratumoral injections of CAVATAK in patients with late-stage melanoma showed durable objective responses in 19.3 percent of patients. Tumor biopsies of treated patients demonstrated the presence of virions and increased infiltration of immune cells in tumors. Clinical trials of intravenously administered CAVATAK also found that neutralizing antibodies developed against the virus after approximately seven days resulting in a limited window in which repeat intravenous doses could potentially be effectively delivered.

Synthetic CVA21 Program preclinical data

Dosing of a Synthetic CVA21 in a xenograft model of human SK-MEL-28 melanoma tumors in mice resulted in tumor shrinkage after intravenous injections, as shown in the figure below, which provides preclinical validation for our Synthetic CVA21 program.

Figure 24. Synthetic CVA21 had anti-tumor activity in an SK-MEL-28 tumor model when dosed intravenously twice every 7 days (n=7 per group; p<0.0001 for Synthetic CVA21 versus PBS control).

We intend to nominate a clinical candidate in our Synthetic CVA21 program for development in the first half of 2021 and begin IND-enabling toxicology studies shortly following nomination.

Synthetic SVV—our second synthetic viral immunotherapy program

In addition to CVA21, we are developing a second synthetic virus product candidate based on Seneca Valley Virus, or SVV, derived from our Synthetic Platform. In this synthetic viral program, we encapsulate the SVV genome into LNPs and are investigating both an unarmed synthetic virus as well as a synthetic virus armed with immunostimulatory transgenes.

We selected SVV based on a number of attractive properties such as clinical safety and tolerability after intravenous dosing in patients, ability to replicate solid tumors, and its inability to insert into the host chromosome eliminating the potential of insertional mutagenesis. SVV is a picornavirus that has tropism for several human tumor cell lines, in particular those with neuroendocrine features. Cancers with neuroendocrine features include SCLC and treatment-emergent small-cell neuroendocrine prostate cancer, or t-SCNC. In preclinical studies led by others, SVV was shown to result in complete and durable eradication of tumors in multiple mouse tumor models including NCI-H446 cells, and in a mouse model of medulloblastoma, SVV was shown to lead to increases in long term survival.

Past attempts at developing SVV monotherapy as a treatment for cancer have demonstrated no dose limiting toxicities and increases in viral titers in patients treated with low doses of virus in Phase 1 and Phase 2 trials. In these trials there was also evidence of selective viral replication in tumor tissue but not adjacent healthy tissue. These observations are consistent with the ability of SVV to specifically target and replicate in tumor cells and to be well-tolerated after intravenous dosing. In these trials, patients who received SVV also developed neutralizing antibodies, resulting in rapid clearance of the virus from circulation, limiting the ability to deliver repeat doses effectively, which we believe has hampered the therapeutic potential of prior SVV candidates.

Synthetic SVV Program preclinical data

In a preclinical study, an LNP-encapsulated synthetic SVV genome was administered intravenously in a mouse NCI-H446 model of human SCLC. As shown in the figure below, this synthetic viral immunotherapy led to a significant reduction in tumor growth as compared to placebo.

Figure 25. Synthetic SVV led to tumor growth inhibition in the NCI-H446 SCLC tumor model when dosed intravenously twice every 7 days (n=8 per group). p< 0.0001 SVV versus PBS.

After intravenously dosing our LNP-encapsulated synthetic SVV genome, we examined multiple tissues from treated animals for the presence of negative-strand SVV RNA to assess the replication of our synthetic SVV in these tissues. Testing for the presence of negative-strand SVV RNA is a sensitive way of assessing the replication of our synthetic SVV that is based on the fact that SVV is a positive-strand RNA virus that requires a negative-strand RNA as a replication intermediate. As illustrated in the figure below, we found negative-strand RNA only in tumor tissue and not in the liver, demonstrating that the synthetic genomes were delivered to the tumor cells and resulted in the generation of fully infectious virions within the tumor, but did not replicate in tissues outside the tumor.

Detection of SVV Replicating Genomes

Figure 26. Replicative SVV intermediates, negative-strand RNA, are found in the tumors but not in liver. Each histogram represents a dosed animal. PBS = phosphate-buffered saline control; Neg = non-replicating SVV control; SVV = active, synthetic SVV; cDNA = complementary DNA; (-)ssRNA = negative single strand RNA.

We believe that the ability of SVV to target neuroendocrine tumors as a monotherapy, as well a the potential for adding benefit in combination with immune checkpoint inhibitors, could allow us to bring therapeutic benefit to patients for whom there are limited treatment options. We intend to nominate a clinical candidate in our Synthetic SVV program for development in the first half of 2021 and begin IND-enabling toxicology studies shortly following nomination.

SCLC background

SCLC is a rapidly progressive disease with low response rates and a high incidence of mortality. Approximately 15 percent of all lung cancers have been identified as SCLC, for which an estimated 30,000 new cases a year are reported in the United States. The average five-year survival for newly diagnosed SCLC is 6 percent. SCLC derives from neuroendocrine cells and is distinguished clinically from NSCLC by its rapid doubling time and early development of metastases. Most patients have metastatic disease at the time of their initial diagnoses. First line therapy for these patients typically involves combinations of cytotoxic drugs such as carboplatin and etoposide, each of which has significant toxicities. While some patients initially respond to this chemotherapy, approximately 90 percent experience disease progression within one year and die within two years. Recently, checkpoint inhibitors including atezolizumab and durvalumab have received approval in SCLC but their efficacy is limited compared to that in other tumors such as NSCLC, with overall survival of SCLC patients treated with these agents in combination with chemotherapy being only 12 to 13 months.

t-SCNC background

Prostate cancer is one of the most common cancers in men with approximately 175,000 cases diagnosed in the United States each year. The introduction of highly potent androgen receptor–targeting therapies such as abiraterone and enzalutamide for the treatment of metastatic castration-resistant prostate cancer, or mCRPC, has provided significant clinical benefit. In a subset of patients, therapeutic resistance to androgen receptor targeting therapy is accompanied by the emergence of highly aggressive androgen receptor treatment-resistant neuroendocrine variants, referred to as t-SCNC, in 17 percent of patients who had disease progression while on treatment with abiraterone and/or enzalutamide. Patients with t-SCNC have shorter survival than other prostate cancer subtypes and there is no standard of care for t-SCNC.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary rights. We compete in the highly competitive markets that address cancer and face significant competition from many sources, including pharmaceutical, biopharmaceutical and biotechnology companies, as well as universities and private and public research institutions.

Any viral immunotherapies that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We are focused on developing next-generation viral immunotherapies for the treatment of cancer.

We are aware of other companies either marketing or focused on developing competing therapies for the treatment of cancer which generally fall into the following treatment groups:

∎

oncolytic viral immunotherapies, including Amgen’s T-VEC, the only FDA-approved oncolytic immunotherapy, which is approved for treating advanced melanoma and is in development for several other indications, and other oncolytic viruses in development by companies such as AstraZeneca, Boehringer Ingelheim, Johnson & Johnson, Merck, PsiOxus Therapeutics, Regeneron, Vyriad, Replimune and Turnstone Therapeutics;

∎

approved immunotherapy antibodies and immunotherapy agents in clinical development, including antibody agents, bispecific T cell engagers, including those in development by Amgen, and immuno-oncology companies focused on IL-12, such as Ziopharm Oncology;

∎

cancer vaccines, including personalized vaccines and those targeting tumor neoantigens, including neoantigen therapies in development by companies such as BioNTech, Gritstone Oncology and Moderna Therapeutics;

∎	cell-based therapies, including CAR T cell therapies, T cell receptor and NK cell therapies; and

∎	traditional cancer therapies, including chemotherapy, surgery, radiation and targeted therapies.

For ONCR-177, our lead HSV-1 viral immunotherapy product candidate, we are aware of several other companies developing therapies based on HSV-1. To our knowledge, only Replimune has advanced assets based on HSV-1 into clinical development. We designed ONCR-177 to carry greater numbers of immunostimulatory transgenes than viral immunotherapies that are either currently approved or in clinical development to maintain full viral replication competency in tumors and to be selectively attenuated in only normal tissues as opposed to both normal and tumor tissues.

For our Synthetic CVA21 program, which is based on coxsackievirus A21, we are aware that Merck is developing CAVATAK based on this oncolytic virus. For our Synthetic SVV program, which is based on the Seneca Valley Virus, we are aware that Seneca Therapeutics is developing therapies based on this oncolytic virus.

Many of our potential competitors, alone or with their strategic partners, may have substantially greater financial, technical and other resources than we do, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, are easier to administer or are less expensive alone or in combination with other therapies than any products that we may develop alone or in combination with other therapies, especially if these get to market sooner than our products. These and other third parties also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

Competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Our viral immunotherapy product candidates, if and when marketed, will compete with a number of therapies that are currently marketed or in development that also target cancer but that utilize different mechanisms of action. To compete effectively with these agents, our product candidates will need to demonstrate advantages that lead to improved clinical efficacy and safety compared with these competitive agents. While we believe that our current and future product candidates have the potential to provide potent clinical antitumor activity as monotherapies, we also plan to test them in combination with immune checkpoint inhibitors and chemotherapy agents. As such, if and when ultimately marketed, our product candidates may be in combination with checkpoint therapies in addition to other existing cancer therapies, including surgery, chemotherapy, radiation therapy and other biological therapies such as antibodies targeting particular surface receptors. We, therefore, believe that our product candidates, if and when marketed, may in some instances complement rather than compete directly with these existing treatment options.

We expect to face direct and increasing competition from a number of companies that are also seeking to develop cancer therapies based on viral immunotherapies and other ways to stimulate the immune system. We believe that our ability to successfully compete will depend, among other things, on our ability to:

∎	expeditiously advance the development of our product candidates;

∎	design, enroll patients in and successfully complete appropriate clinical trials in a timely fashion;

∎	gain regulatory approval for our product candidates in their first indications as well as further indications;

∎	establish collaborations and partnerships for the development and marketing of our product candidates;

∎

commercialize our product candidates successfully, including convincing physicians, insurers and third-party payors of the safety and efficacy of our product candidates over currently approved therapies;

∎	secure and protect intellectual property rights based on our innovations; and

∎	manufacture or otherwise obtain and sell commercial quantities of future products to the market.

Manufacturing

We have assembled a seasoned management team with extensive experience in developing and manufacturing biological, viral and gene therapies. We have strong in-house process development capabilities for HSV and are currently leveraging external CMOs to implement our in-house developed processes to produce drug substance and drug product. We require that our CMOs produce drug substance and finished drug product in accordance with cGMPs and all other applicable laws and regulations. We maintain agreements with our manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates. We do not have long-term supply arrangements in place with our CMOs.

We currently do not own or operate any manufacturing facilities. We have transferred our processes to commercial CMOs based in the United States for production, labeling, packaging and distribution of our initial batches of clinical material. Through the development of ONCR-177, we have focused on developing a full-scale manufacturing process intended to optimize production of clinical grade material. To this end, we have developed a closed, serum-free process that we expect will result in a high yield and lower overall cost of goods.

We continue to invest in our internal development capabilities to establish critical in-house manufacturing expertise to support our pipeline. We expect to continue to invest to build proprietary processes that will enable us to be at a competitive advantage when manufacturing product candidates for our oHSV and synthetic viral immunotherapy programs. We intend to continue to rely on third party CMOs while establishing our own cGMP manufacturing facilities for the production of cGMP-grade material, which facilities we expect to commence building out in 2021 and complete in 2023, in order to secure our supply chain for pivotal studies and commercialization. In addition to the proceeds from this offering used to begin building these facilities, we expect that up to an additional $         million of capital expenditures will be required to complete the build out, in addition to annual personnel and operating costs.

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in our field and other fields that are or may be important for the development of our business. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and our product candidates that are important to the development and implementation of our business.

As of August 1, 2020, our patent portfolio consisted of 15 issued U.S. patents, 15 pending U.S. patent applications, 11 issued foreign patents and 106 pending foreign applications. These patents and patent applications include claims related to our platforms, products, methods, manufacturing processes, and potential future products and developments, with expected expiry dates not earlier than between 2023 and 2041.

oHSV Platform

As of August 1, 2020, our patent portfolio related to our oHSV Platform includes 13 owned or licensed patent families, which relate generally to the composition of our current and potential future products, and their methods of use.

We solely own five patent families, which include two issued U.S. patents, four pending U.S. patent applications and pending foreign counterparts in Europe, Asia, Canada, Australia, and Central and South America. One issued patent, which expires on January 27, 2037, includes claims directed at particular microRNA-attenuated HSV vectors, expression of certain therapeutic payloads, and their methods of use in the treatment of cancer. The other issued U.S. patent, which expires on June 30, 2037, includes claims directed at HSV vectors comprising particular combinations of certain therapeutic payloads. The pending applications include additional claims for microRNA-attenuated HSV vectors including the HSV vector utilized in our ONCR-177 product candidate, HSV vectors encoding particular therapeutic payloads, and their methods of use in the treatment of cancer. Patent applications are pending in these families in more than 17 jurisdictions worldwide, including Argentina, Australia, Brazil, Canada, China, Europe, Israel, India, Japan, Korea, Mexico, New Zealand, Russia, Singapore, Taiwan and South Africa. Any patents that may issue from these pending applications are expected to expire between 2037 and 2038, absent any patent term adjustments or extensions.

We have exclusively licensed from the University of Pittsburgh rights in three patent families related to oHSV Platform vectors, including certain glycoprotein modifications, a deletion of repeated HSV genes, certain micro-RNA-attenuated HSV vectors, and expression of certain therapeutic proteins from HSV vectors, and their methods of use. These patent families include six issued U.S. patents, seven issued patents in Australia, Europe, Israel, Japan, Russia and Singapore, six pending U.S. patent applications and 22 pending foreign applications pending in various jurisdictions worldwide, including Australia, Brazil, Canada, China, Europe, Israel, India, Japan, Korea, Mexico, New Zealand, Singapore and South Africa. Patents in these families are expected to expire between 2031 and 2037, absent any patent term adjustments or extensions. We have also exclusively licensed from Ospedale San Raffaele S.r.l. and Fondazione Telethon rights in one patent family related to micro-RNA attenuation of therapeutic payloads. This family includes six issued patents and nine pending applications in the U.S. and foreign jurisdictions. Patents in this family are expected to expire in 2026, absent any patent term adjustments or extensions. In addition, we have exclusively licensed from Northwestern University rights in one patent family related to mutations in the UL37 HSV gene. Patents in this family are expected to expire in 2036, absent any patent term adjustments or extensions. We have co-exclusively licensed from University of Chicago rights in two patent families related to HSV glycoprotein mutations. Patents in this family are expected to expire between 2023 and 2024, absent any patent term adjustments or extensions. Finally, we have also exclusively licensed from WuXi Biologics Ireland Limited rights in one patent family related to novel PD-1 antagonist sequences. This family will include six applications in the United States, China, Canada, Taiwan, Europe and Japan after the licensed PCT is nationalized on or before September 20, 2020. Patents in this family are expected to expire in 2039, absent any patent term adjustments or extensions.

Synthetic Platform

As of August 1, 2020, our patent portfolio related to our Synthetic Platform includes five patent families, which relate generally to synthetic virus compositions and methods of use in the treatment of various cancers.

We solely own these five patent families. Two are pending provisional applications that will convert between August 2020 and May 2021. One family currently has applications pending in the United States and in foreign jurisdictions including Australia, Brazil, Canada, China, Europe, Israel, India, Japan, Korea, Mexico, New Zealand, Singapore and South Africa. Two families have pending PCT applications that will enter national stages between November 2020 and January 2021. These applications cover the compositions related to polynucleotides, expression of therapeutic payloads, nanoparticle formulations, bispecific payload molecules and methods related to their manufacturing and use. We intend to file national phase applications in multiple jurisdictions, including the United States, Europe, Asia, and Central and South America. Any patents that may issue from these pending applications are expected to expire between 2039 and 2041, absent any patent term adjustments or extensions.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office, or the USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses, or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future product candidates may have an adverse impact on us. If third parties have prepared and filed patent applications prior to March 16, 2013 in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO, to determine priority of invention. For more information, please see “Risk Factors—Risks Related to Intellectual Property.”

License, Royalty and Collaboration Agreements

University of Pittsburgh Agreement

In March 2016, we entered into a license agreement with the University of Pittsburgh, which was subsequently amended in June 2016, November 2016 and October 2019. Under the license agreement with University of Pittsburgh, or the University of Pittsburgh Agreement, we obtained an exclusive, worldwide license from University of Pittsburgh to three patent families in fields specified in the University of Pittsburgh Agreement including all of oncology. We have the right to grant sublicenses of the foregoing license subject to certain limitations. We are required to use commercially reasonable best efforts to meet certain development milestones regarding licensed products.

Under the terms of the University of Pittsburgh Agreement, we made an initial license payment of $0.1 million. Additionally, we are required to pay a five figure annual maintenance fee until net sales for the first licensed product are achieved and certain clinical and commercial milestone payments for the first product to achieve such milestones in an aggregate amount of $2.6 million. We are also obligated to pay a low single digit royalty on net sales of licensed products, subject to specified annual minimum royalties. The obligation to pay royalties under the University of Pittsburgh Agreement expires on a licensed product-by-licensed product and country-by-country basis upon the expiry of the last valid claim of the licensed patents that cover such licensed product in such country. The royalty rate is subject to reduction in the event that it is necessary for us to obtain a license to any third party intellectual property related to the licensed patents. We are also obligated to pay a percentage of non-royalty-related payments received by us from sublicensees.

The University of Pittsburgh Agreement expires upon the last to expire valid claim of a licensed patent. University of Pittsburgh may terminate upon our uncured breach or insolvency. We may terminate the agreement upon specified prior written notice to University of Pittsburgh.

University of Pittsburgh Biomaterials Agreement

In September 2016, we entered into a separate license agreement with University of Pittsburgh. Under such license agreement with University of Pittsburgh, or the Biomaterials Agreement, we obtained an exclusive license under certain materials of University of Pittsburgh related to the oHSV Platform to make, have made, sell, have sold, use, import, export, modify and derivatize such materials for any and all purposes.

Under the terms of the Biomaterials Agreement, we made an initial low five figure license payment. Additionally, we are required to pay a five figure annual maintenance fee and a low six figure commercial milestone payment. We are also obligated to pay certain amounts in the event we grant a sublicense to a third party.

The Biomaterials Agreement expires in September 2046 and is renewable for successive thirty year terms upon written approval by University of Pittsburgh. University of Pittsburgh may terminate the agreement upon our uncured breach or insolvency. We may terminate the agreement upon specified prior written notice to University of Pittsburgh.

TIGET Agreement

In December 2015, we entered into a license agreement with Ospedale San Raffaele S.r.l., or OSR, and Fondazione Telethon, or FT, which was subsequently amended in July 2017, or the TIGET Agreement. Under the TIGET Agreement, we obtained an exclusive, worldwide license, with the right to sublicense, under certain patents of OSR and FT to research, develop, make, have made, use, sell, offer for sale and import licensed products for use in the prevention and treatment of human cancer using HSV. We also have an exclusive option to obtain an exclusive license to additional oncolytic viruses. We are required to use commercially reasonable efforts to develop and commercialize a licensed product for each licensed virus.

Under the terms of the TIGET Agreement, we made an initial license payment of $0.1 million. Additionally, we are required to pay a high five figure annual maintenance fee, and certain clinical and regulatory milestone payments for the first product to achieve such milestones on an indication-by-indication basis, which milestone payments are $3.9 million in the aggregate for the first indication and $5.7 million in the aggregate for each subsequent indication. We are also obligated to pay tiered royalties on net sales of licensed products ranging in the low-single digits. The royalty rates are subject to reduction in the event that it is necessary for us to obtain a license to any third party intellectual property related to the licensed products. The obligation to pay royalties under the TIGET Agreement expires on a licensed product-by-licensed product and country-by-country basis upon expiry of the last valid claim of the licensed patents that cover such licensed product in such country. We are also obligated to pay a percentage of non-royalty-related payments received by us from sublicensees ranging from a mid-single digit to low double digits.

The TIGET Agreement expires upon expiry of the last remaining royalty obligation for a licensed product. Under the TIGET Agreement, either party may terminate the agreement upon an uncured material breach or insolvency of the other party. We may terminate the agreement on a licensed virus by licensed virus basis upon specified prior written notice to OSR and FT. Additionally, OSR and FT may terminate the agreement on a licensed virus by licensed virus basis if we fail to demonstrate pre-clinical data in in vivo animal models for any such virus.

Washington Agreement

In July 2016, we entered into a license agreement with The Washington University, or Washington. Under the license agreement with Washington, or the Washington Agreement, we obtained a non-exclusive, worldwide license, with the right to sublicense, to certain tangible materials and property of Washington related to the oHSV Platform, as well as an exclusive, worldwide license to replication competent modifications of such materials and property related to the oHSV Platform not made by Washington.

Under the terms of the Washington Agreement, we made an initial low five figure license payment. Additionally, we are required to pay a mid four figure annual maintenance fee. We are also obligated to pay a less than single digit royalty on net sales of licensed products.

The Washington Agreement expires on the 10th anniversary of the first commercial sale of a licensed product. Under the Washington Agreement, either party may terminate the agreement upon an uncured material breach of the other party. We may terminate the agreement upon prior written notice to Washington. Washington may terminate the agreement immediately in the event of our insolvency and certain other specified breaches of the agreement by us.

Northwestern Agreement

In December 2018, we entered into a license agreement with Northwestern University, or Northwestern, which was subsequently amended in September 2019. Under the license agreement with Northwestern, or the Northwestern Agreement, we obtained an exclusive, worldwide license under certain patents of Northwestern, Trustees of Tufts College and NUTech Ventures and a non-exclusive, worldwide license under certain know-how of Northwestern, Trustees of Tufts College and NUTech Ventures, in either case to make, have made, use, import, offer for sale and sell oncolytic viruses for use in the treatment or prevention of cancer in animals or humans, which use specifically excludes diagnostics, human and animal vaccine development and use, and veterinary use. We have the right to grant sublicenses of the foregoing license subject to certain limitations. We are required to use efforts to meet certain development milestone regarding licensed products.

Under the terms of the Northwestern Agreement, we made an initial license payment of approximately $0.1 million. Additionally, we are required to pay an annual maintenance fee ranging in the low five figures until a certain period after regulatory approval for the first licensed product is obtained and certain clinical and commercial milestone payments for the first product to achieve such milestones in an aggregate amount of $4.1 million. We are also obligated to pay a low single digit royalty on net sales of licensed products, subject to certain annual minimum royalties ranging in the low to mid five figures, but only to the extent a product is covered by a valid claim of a licensed patent at the time of first commercial sale. The obligation to pay royalties under the Northwestern Agreement expires on a licensed product-by-licensed product and country-by-country basis upon the later of expiry of the last valid claim of the licensed patents that cover such licensed product in such country and the 10th anniversary of the first commercial sale of such product in such country. The royalty rate is subject to reduction for lack of any valid claim covering such product in a country. We are also obligated to pay certain amounts in the event we grant a sublicense of commercial rights to a third party, which payments vary from a fixed amount in the upper five figures to a low double digit percentage of non-royalty related payments received by us.

The Northwestern Agreement expires on a licensed product-by-licensed product and country-by-country basis upon expiry of the applicable royalty obligation for such licensed product in such country. Under the Northwestern Agreement, either party may terminate the agreement upon an uncured material breach by the other party. We may terminate the agreement upon specified prior written notice to Northwestern. Northwestern may terminate the agreement in the event of our insolvency. Additionally, in the event of our failure to use efforts to meet certain diligence milestones, Northwestern may after a specified cure period, elect to either terminate the agreement or render the license non-exclusive. If Northwestern elects to render our license non-exclusive, then all our payment obligations under the agreement will be reduced by a specified percentage.

WuXi Agreement

In July 2019, we entered into a license agreement with WuXi Biologics Ireland Limited, or WuXi. Under the license agreement with WuXi, or the WuXi Agreement, we obtained an exclusive, worldwide license, with the right to sublicense, under certain patents and technology of WuXi to research, develop, manufacture and commercialize licensed products for the treatment and prevention of human or animal diseases. We are required to use commercially reasonable efforts to develop and commercialize licensed products.

Under the terms of the WuXi Agreement, we made an initial license payment of $0.3 million. Additionally, we are required to pay certain clinical milestone payments for the first product developed in an aggregate amount of

$8.0 million and certain commercial milestone payments for the first three products developed in an aggregate amount of $27.0 million per product. We are also obligated to pay tiered royalties on net sales of licensed products ranging in the low-single digits. The obligation to pay royalties under the WuXi Agreement expires on a licensed product-by-licensed product and country-by-country basis upon expiry of the last valid claim of the licensed patents that cover such licensed product in such country.

The WuXi Agreement expires on a licensed product-by-licensed product and country-by-country basis upon expiry of the last valid claim of the licensed patents that cover such licensed product in such country. Under the WuXi Agreement, either party may terminate the agreement upon an uncured material breach or insolvency of the other party. Additionally, we may terminate the agreement upon specified prior written notice to WuXi. WuXi may terminate the agreement for any challenge brought by us, our affiliates and our sublicensees of the validity, scope, enforceability or patentability of the licensed patents, unless we abandon such challenge, or in the case of our sublicensees, terminate the applicable sublicense.

MPM/UBS Royalty Transfer Agreement

In March 2016, in connection with the sale of Series A convertible preferred stock, we entered into a royalty transfer agreement with MPM Oncology Charitable Foundation, Inc. and UBS Optimus Foundation, or the Royalty Transfer Agreement. We have agreed to pay a royalty of 1%, in the aggregate, of net sales of our products. Our obligation to pay a royalty expires on a product-by-product and country-by-country basis upon the later of the 12th anniversary of the first commercial sale of such product in such country and expiration of the last valid claim in such country covering such product. The royalty rate is subject to a specified reduction for lack of any valid claim covering such product in a country. The obligation to pay royalties under the Royalty Transfer Agreement shall not apply to any product that would only infringe our intellectual property rights that are discovered or developed after this offering or to any product of an acquirer, assignee of the agreement or merger partner of the company so long as such product does not incorporate any of our pre-acquisition intellectual property.

Clinical Trial Collaboration and Supply Agreement with MSD International GmbH

In July 2020, we entered into a clinical trial collaboration and supply agreement, or the MSD Agreement, with MSD International GmbH, an affiliate of Merck & Co., Inc. (known as MSD outside the United States and Canada), to evaluate the safety and tolerability of ONCR-177 combined with Merck’s cancer immunotherapy KEYTRUDA (pembrolizumab), a humanized anti-human PD-1 monoclonal antibody, in our Phase 1 clinical trial in patients with solid tumors. Under the MSD Agreement, we will conduct the trial at our own cost and MSD will contribute its compound for use in the clinical trial without financial obligation to us, except that we may be required to reimburse MSD for the cost of its compound upon certain early termination events. The parties will equally own the clinical data and inventions arising from the combination study, with the exception of inventions relating solely to each party’s compound class. The MSD Agreement will expire upon the delivery of a written report on the results of the study, unless earlier terminated or agreed by the parties.

Each party has the right to terminate the MSD Agreement in the event of an uncured material breach by the other party. In addition, each party may terminate the agreement upon its own good faith determination that the study may unreasonably affect patient safety or that termination is required for medical, scientific, legal or regulatory reasons, or if an applicable regulatory authority takes any action that prevents the supply of its respective compound for use in the trial. In addition, MSD may terminate the agreement and its supply of KEYTRUDA if MSD believes in good faith that its compound is being used in an unsafe manner in the trial and we fail to promptly incorporate any requested changes into the trial protocol.

Government Regulation

In the United States, the FDA regulates biologic products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and regulations and guidance implementing these laws. The FDCA, PHSA and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biologic products. Clearance from the FDA is required before conducting human clinical testing of biologic products. FDA licensure also must be obtained before marketing of biologic products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Biologic Products Development Process

Any biologic product must be licensed by the FDA before it may be legally marketed in the United States. The process required by the FDA before a biologic product candidate may be marketed in the United States generally involves the following:

∎

completion of preclinical laboratory tests and in vivo studies in accordance with the FDA’s current Good Laboratory Practice, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;

∎	submission to the FDA of an application for an IND exemption, which allows human clinical trials to begin unless FDA objects within 30 days;

∎	approval by an independent institutional review board, or IRB, reviewing each clinical site before each clinical trial may be initiated;

∎

performance of adequate and well-controlled human clinical trials according to the FDA’s GCP regulations, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biologic product candidate for its intended use;

∎

preparation and submission to the FDA of a biologics license application, or BLA, for marketing approval that includes substantial evidence of safety, purity and potency from results of nonclinical testing and clinical trials;

∎	review of the product by an FDA advisory committee, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biologic product candidate is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the biologic product candidate’s identity, safety, strength, quality, potency and purity;

∎	potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the BLA; and

∎	payment of user fees and FDA review and approval, or licensure, of the BLA.

Before testing any biologic product candidate in humans the product candidate must undergo preclinical testing. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vivo studies to assess the potential safety and activity of the product candidate and to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

Concurrent with clinical trials, companies usually must complete some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA also may impose clinical holds on a biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical studies to begin, or that, once begun, issues will not arise that suspend or terminate such studies.

Human Clinical Trials Under an IND

Clinical trials involve the administration of the biologic product candidate to healthy volunteers or patients under the supervision of qualified investigators which generally are physicians not employed by, or under, the control of the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent.

Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers items such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject, or their legal representative, reviews and approves the study protocol, and must monitor the clinical trial until completed.

Human clinical trials typically are conducted in three sequential phases that may overlap or be combined:

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Phase 1. The biologic product candidate initially is introduced into a small number of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early understanding of its effectiveness. In the case of some product candidates for severe or life-threatening diseases, especially when the product candidate may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The biologic product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Phase 3 clinical trials are commonly referred to as “pivotal” studies, which typically denotes a study which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a biologic product. In Phase 3 studies, the biologic product candidate is administered to an expanded patient population, generally at multiple geographically dispersed clinical trial sites in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the potency and safety of the product for approval. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA.

Written IND safety reports must be promptly submitted to the FDA and the investigators for: serious and unexpected adverse events; any findings from other trials, in vivo laboratory tests or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic product candidate has been associated with unexpected serious harm to patients.

Compliance with cGMP Requirements

Manufacturers of biologics must comply with applicable cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Manufacturers and others involved in the manufacture and distribution of such products also must register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Establishments may be subject to periodic, unannounced inspections by government authorities to ensure compliance with cGMP requirements and other laws. Discovery of problems may result in a government entity placing restrictions on a product, manufacturer or holder of an approved BLA, and may extend to requiring withdrawal of the product from the market. The FDA will not approve a BLA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specification.

Concurrent with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the physical characteristics of the biologic product candidate as well as finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents or of causing other adverse events with the use of biologic products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other requirements, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biologic product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biologic product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of the preclinical tests and clinical trials, together with detailed information relating to the product’s CMC and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual product fee for biologics and an annual establishment license fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

The FDA reviews a BLA within 60 days of submission to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In that event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth, substantive review of the BLA.

The FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and potent, or effective, for its intended use, has an acceptable purity profile and whether the product candidate is being manufactured in accordance with cGMP to assure and preserve the product candidate’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the product approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the product candidate. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. A REMS could include medication guides, physician communication plans and elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product candidate within required specifications. Additionally, before approving a BLA, the FDA typically will inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements.

On the basis of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biologic product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter.

If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biologic product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

The FDA has agreed to specified performance goals in the review of BLAs under the PDUFA. One such goal is to review standard BLAs in ten months after the FDA accepts the BLA for filing, and priority BLAs in six months, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Post-approval Requirements

Rigorous and extensive FDA regulation of biologic products continues after approval, particularly with respect to cGMP requirements. Manufacturers are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biologic products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA, together with a release protocol, showing a summary of the history of manufacture of the lot and the results of all tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biologic products.

A sponsor also must comply with the FDA’s advertising and promotion requirements, such as the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”). The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Violations relating to the promotion of off-label uses may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Companies, however, may generally share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal actions and adverse publicity. These actions could include refusal to approve pending applications or supplemental applications, withdrawal of an approval, clinical hold, suspension or termination of a clinical trial by an IRB, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or other monetary penalties, refusals of government contracts, mandated corrective advertising or communications with healthcare providers, debarment, restitution, disgorgement of profits or other civil or criminal penalties.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biologic product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Other Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers, formulary managers and other individuals and entities on the other. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation;

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the federal civil and criminal false claims and civil monetary penalties laws, including the civil False Claims Act, or the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. Certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or the CMS, information related to payments and other transfers of value made to physicians, certain other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability, among other things, for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of protected health information by entities subject to HIPAA, such as health plans, health care clearinghouses and certain healthcare providers, and their respective business associates that access protected health information; and

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state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers and drug pricing and/or marketing expenditures; and state and local laws requiring the registration of pharmaceutical sales representatives and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Violation of the laws described above or any other governmental laws and regulations may result in significant penalties, including administrative, civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, and additional reporting requirements and oversight if a person becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of FDA-approved drugs for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements.

Health Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

By way of example, in March 2010, the ACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our business are:

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an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

∎	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

∎	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

∎	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

∎	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. Since January 2017, President Trump has signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, effective January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and delaying the implementation of certain ACA-mandated fees. In addition, on December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business. Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some of these measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. It is also possible that additional governmental action is taken to address the COVID-19 pandemic. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biologic, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act, or FCPA, prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business abroad or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, official or employee of a public international organization, or a political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA includes interactions with healthcare professionals of foreign state-owned or affiliated hospitals, universities, or research institutions. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Employees

As of September 1, 2020, we had 51 full-time employees, including 19 who hold Ph.D. or M.D. degrees. Of these 51 employees, 40 employees were engaged in research and development. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relationship with our employees to be good.

Facilities

Our principal office is located in Cambridge, Massachusetts, where we lease office space. We lease approximately 17,800 square feet of office and laboratory space under a lease that terminates in January 2024. We believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we may be involved in various other claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors, including their ages as of September 1, 2020.

NAME	AGE	POSITION(S)
Executive Officers
Theodore (Ted) Ashburn, M.D., Ph.D.	53	President, Chief Executive Officer and Director
John M. Goldberg, M.D.	47	Senior Vice President, Clinical Development
John McCabe	51	Chief Financial Officer, Treasurer and Secretary
Christophe Quéva, Ph.D.	53	Chief Scientific Officer and Senior Vice President, Research

Directors
Mitchell Finer, Ph.D.	61	Executive Chairman
Luke Evnin, Ph.D.(1)(2)(3)	57	Director
Mary Kay Fenton(1)	56	Director
Robert Kirkman, M.D.(3)	71	Director
Briggs Morrison, M.D.(2)	61	Director
Spencer Nam(1)	51	Director
Cameron Wheeler, Ph.D.(2)(3)	42	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive Officers

Theodore (Ted) Ashburn, M.D., Ph.D. has served as our President and Chief Executive Officer and as a member of our board of directors since October 2018. Prior to joining us, he served as Head of Oncology Development at Moderna, Inc. from September 2017 until July 2018, where he was responsible for overall design, integration and execution of its clinical-stage oncology programs. From February 2016 until July 2017, Dr. Ashburn served as the Head of Operations of Caperna, a Moderna venture focused on personalized cancer vaccines. From December 2014 until February 2016, he served as Senior Vice President, Product Strategy and Operations at Dicerna Pharmaceuticals, Inc. From December 2006 to December 2014, Dr. Ashburn held various positions of increasing responsibility at Genzyme/Sanofi Oncology, including holding the position of global product leader for Leukine® and Elitek® in addition to various business development roles of increasing seniority. Dr. Ashburn has an M.D. from Harvard Medical School, a Ph.D. in organic chemistry from Massachusetts Institute of Technology and a B.S. in chemistry and computer science from Ball State University. We believe Dr. Ashburn provides invaluable insight and guidance to our board of directors and our company due to his extensive technical skills and executive-level leadership experience in the field of oncological biotherapeutics, as well as his operating and historical experience gained from serving as our President and Chief Executive Officer.

John M. Goldberg, M.D. has served as our Senior Vice President, Clinical Development since October 2018. Prior to joining us, he served as the Senior Medical Director at H3 Biomedicine Inc., a developer of genomics-based cancer therapies, from November 2016 until October 2018, Medical Director at Agenus, Inc., a publicly traded biotechnology company, from July 2015 until November 2016, and as the Director of Pediatric Oncology Early Phase Clinical Trials, including leading the pediatric oncology Phase 1 program, at the University of Miami, Miller School of Medicine from 2008 until July 2015. Dr. Goldberg has extensive experience in the design, oversight and conduct of first-in-human clinical oncology trials of neo-antigen vaccines, dendritic cell vaccines and GVAX® (a cell-based granulocyte macrophage-colony stimulating factor gene-transduced tumor vaccine), as well as the design, oversight and conduct of clinical trials of checkpoint inhibitors and costimulatory agonists. He is a practicing pediatric oncologist with 14 years of experience treating children with cancer and enrolling patients to phase 1 trials. Dr. Goldberg served as a fellow and a junior faculty member at the Dana-Farber Cancer Institute from 2002 until 2008 and as a Pediatric Resident at the University of Rochester from 1999 until 2002. Dr. Goldberg holds a M.D. from the University of Massachusetts Medical School and an A.B. in biological sciences from the College at the University of Chicago.

John McCabe has served as our Chief Financial Officer since July 2019. Prior to joining us, he held various positions of increasing responsibility at Flex Pharma, Inc., a clinical-stage biotechnology company, from 2014 to July 2019, including most recently serving as its Chief Financial Officer. From 2013 to 2014, Mr. McCabe served as the Vice President and Chief Accounting Officer of ARIAD Pharmaceuticals, Inc., a publicly traded global oncology company. From 2009 until 2013, he served as the Vice President and Corporate Controller of CRA International, Inc. (Charles River Associates), and from 2007 until 2009, he was Director, Strategic Business Unit Controller at Biogen Idec Inc. Mr. McCabe holds an M.B.A. from the University of Massachusetts at Amherst and a B.S. in accounting and a B.S. in management information systems from Babson College. He is a Certified Public Accountant (inactive).

Christophe Quéva, Ph.D. has served as our Chief Scientific Officer and Senior Vice President, Research since October 2017. Prior to joining us, from August 2015 until September 2017, he was the Chief Scientific Officer at iTeos Therapeutics SA, a biopharmaceutical company headquartered in Belgium focused on the development of innovative immuno-oncology therapies. From 2012 until July 2015, Dr. Quéva was the Director of Biology, Translational Medicine and, previously, the Director of Biology, Oncology and Inflammation, at Gilead Sciences, Inc., a biopharmaceutical company. In 2012, he served as a private consultant in the biotechnology industry. From 2006 until 2011, Dr. Quéva served as Director of Research, Hematology Oncology Therapeutic Area at Amgen Inc., a multinational biopharmaceutical company. Dr. Quéva served as a post-doctoral fellow at Fred Hutchinson Cancer Research Center in Seattle, Washington, after receiving his Ph.D. in Life and Health Sciences from the University of Lille, France.

Directors

Mitchell Finer, Ph.D. a co-founder of our company, has served as the Executive Chairman of our board of directors since July 2018, after serving as a member of our board of directors since our inception in January 2016. From January 2016 until June 2018, he served as our chief executive officer and our chief scientific officer. Dr. Finer has served as an Executive Partner of MPM Capital, Inc., since August 2015, and currently serves as the Chief Scientific Officer of ElevateBio LLC and President of ElevateBio BaseCamp, Inc., positions he has held since May 2019. Prior to joining MPM Capital, he was the Chief Scientific Officer of bluebird bio, Inc. from 2010 until June 2015. Dr. Finer co-founded Adverum Biotechnologies, Inc. and CODA Biotherapeutics, Inc., where he was also the interim Chief Executive Officer from April 2017 to July 2018. He also serves on the board of directors of the following privately-held biotechnology companies: ElevateBio, LLC and CODA Biotherapeutics, Inc. Dr. Finer received a Ph.D. in biochemistry and molecular biology from Harvard University and a B.A. in biochemistry and bacteriology from the University of California, Berkeley. He completed a postdoctoral fellowship at the Whitehead Institute for Biomedical Research. We believe Dr. Finer is qualified to serve as a member of our board of directors because of his operational, strategic and corporate leadership experience and his experience as a founder of numerous biopharmaceutical companies, including as our co-founder.

Luke Evnin, Ph.D. has served on our board of directors since March 2016. He co-founded MPM Capital, an early-stage life sciences venture investing firm, in 1997, where he currently serves as Managing Director. Prior to co-founding MPM Capital, Dr. Evnin spent seven years as a venture capitalist at Accel Partners, a venture capital firm, including four years as general partner, where he focused on investments in emerging healthcare companies. In 2015 Dr. Evnin co-founded Harpoon Therapeutics Inc., a publicly held immunotherapy company, and until July 2020 served as chairman of its board of directors. From October 2017 to June 2019, Dr. Evnin served as the interim Chief Executive Officer of Werewolf Therapeutics, Inc., a privately held biotechnology company, where he continues to serves as chairman of its board of directors. Dr. Evnin has also served on the board of directors of many public and private companies over his 28-year venture capital career, including serving as a director of Syndax Pharmaceuticals, Inc., EnteroMedics Inc. (now known as ReShape Lifesciences Inc.), Epix Medical, Inc., Intercell AG, Metabasis Therapeutics, Inc. (acquired by Ligand Pharmaceuticals, Inc.), Oscient Pharmaceuticals Corp., Pacira Pharmaceuticals Inc., Restore Medical, Inc. (acquired by Medtronic, Inc.), Sonic Innovations, Inc. and Signal Pharmaceuticals, Inc. (acquired by Celgene Corporation). He currently serves, on behalf of MPM Capital, as a director for nine private companies in addition to his role as member of our board of directors. Dr. Evnin also serves as chairman of the board of directors of the Scleroderma Research Foundation, a not-for-profit entity, as an external advisor for the Lewis-Sigler Institute for Quantitative Genomics at Princeton University, as a director for California Institute for Quantitative Biosciences (QB3), a non-profit research and technology commercialization institute affiliated with the University of California, San Francisco, University of California, Berkeley, and University of

California, Santa Cruz and Mission Bay Capital Management Inc., a biotechnology early-stage venture capital firm. Dr. Evnin holds an A.B. in molecular biology from Princeton University and a Ph.D. in biochemistry from the University of California, San Francisco. Our board of directors believes that Dr. Evnin’s depth and expertise in the life sciences and venture capital industries including significant experience serving on boards of directors and his educational background provide him with the qualifications and skills to serve on our board of directors.

Mary Kay Fenton has served as a member of our board of directors since December 2019. Since 2020, she has served as the Vice President of Strategic Operations, Vertex Cell & Genetic Therapies of Vertex Pharmaceuticals, Inc. Ms. Fenton joined Vertex upon completion of the acquisition of Semma Therapeutics, Inc. by Vertex in October 2019. From May 2019 until October 2019, Ms. Fenton served as the Chief Financial Officer and Chief Operating Officer of Semma. From 2006 until December 2018, Ms. Fenton served as Executive Vice President and Chief Financial Officer of Achillion Pharmaceuticals, Inc. and from October 2000 until January 2006, Ms. Fenton held the position of Executive Vice President at Achillion. Prior to joining Achillion, Ms. Fenton held various positions within the Technology Industry Group at PricewaterhouseCoopers LLP, from August 1991 until October 2000, including as Senior Manager responsible for the life sciences practice in Connecticut. Ms. Fenton holds an M.B.A. in finance from the Graduate School of Business at the University of Connecticut and an A.B. in economics from the College of the Holy Cross.

Robert Kirkman, M.D. has served as a member of our board of directors since August 2019. He served as Executive Chairman of Trillium Therapeutics, Inc., a publicly traded biotherapeutics company headquartered in Canada, from April 2019 until March 2020. Prior to that appointment, Dr. Kirkman served as the President and Chief Executive Officer of Cascadian Therapeutics, Inc. (formerly known as Oncothyreon Inc.), a biotechnology company, from 2006 until 2016. Dr. Kirkman holds an M.D. from Harvard Medical School and a B.A. in economics from Yale University. We believe that Dr. Kirkman is qualified to serve on our board of directors because of his extensive prior experience in executive positions at and as a member of the boards of directors of numerous development-stage biotechnology companies.

Briggs Morrison, M.D. has served as a member of our board of directors since March 2016. He has served as Executive Partner at MPM Capital, Inc. since June 2015 and as Chief Executive Officer and a member of the board of directors of Syndax Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, since June 2015. Dr. Morrison has also served as a member of the board of directors of NextCure Inc. since April 2019, Arvinas Holding Company, LLC since June 2018 and Repare Therapeutics Inc. since June 2017, all of which are publicly traded biopharmaceutical companies. Previously, he also served as a member of Arvinas Holding Company, LLC’s Scientific Advisory Board from August 2016 to June 2018. Before that, Dr. Morrison was the Chief Medical Officer and Head of Global Medicines Development at AstraZeneca plc from 2012 to 2015. Before joining AstraZeneca, he held several positions at Pfizer Inc., including Head, Medical Affairs, Safety and Regulatory Affairs for Pfizer’s human health business. Dr. Morrison also previously held several positions at Merck Research Laboratories, a division of Merck & Co., Inc., including Vice President, Clinical Sciences, Oncology. He was a member of the executive committee of the Clinical Trials Transformation Initiative sponsored by the FDA and is on the board of the Alliance for Clinical Research Excellence and Safety. Dr. Morrison also serves on the board of directors for multiple private pharmaceutical companies. Dr. Morrison has a B.S. in biology from Georgetown University and an M.D. from the University of Connecticut Medical School. He completed residency training in internal medicine at Massachusetts General Hospital and a fellowship in medical oncology at the Dana-Farber Cancer Institute. We believe Dr. Morrison is qualified to serve as a member of our board of directors due to his extensive executive leadership experience, his medical background and training and his service on the boards of other public and private biopharmaceutical and biotechnology companies.

Spencer Nam has served as a member of our board of directors since August 2019. Since January 2019, he has served as a Managing Partner at Kensington-SV Global Innovations LP, a healthcare venture capital fund. Mr. Nam was instrumental in the formation of Kensington-SV Global in 2018 and Mr. Nam has served as a managing director of SV Investment Corp., a Korean healthcare investment firm, since February 2017. Prior to joining SV Investment Corp., Mr. Nam was a senior research fellow at the Clayton Christensen Institute for Disruptive Innovation from 2014 through 2017 where he researched disruptive innovation models in the healthcare industry. Previously, he worked as a licensed securities analyst for several Wall Street investment banks where he had research coverage on publicly traded companies in medical devices, diagnostics and life science tools. Prior to his tenure as a securities analyst, Mr. Nam was an associate at TDI Capital, a venture capital firm, where he conducted investment analysis on companies in the life sciences and technology sectors. Prior to TDI Capital, he was a management consultant at Bain & Company. Mr. Nam holds an M.B.A. from Harvard Business School and a B.A. in Mathematics from Harvard College. We believe Mr. Nam is qualified to serve on our board of directors due to his experience in the healthcare venture capital sector, extensive background in the financial and healthcare industries and his educational background.

Cameron Wheeler, Ph.D. has served as a member of our board of directors since July 2016. He is a partner in the biotherapeutics group of Deerfield Management Company, L.P., a healthcare-focused investment firm, which he joined in 2014. Previously, Dr. Wheeler served as a Principal on the Private Transactions team at Deerfield. Prior to Deerfield, he worked for and on behalf of Eleven Biotherapeutics, Inc. as a director, beginning in 2009. Before Eleven Biotherapeutics, Inc., Dr. Wheeler was the Manager of the Business Development and Operations team at Constellation Pharmaceuticals, Inc. and a Senior Associate at Third Rock Ventures, LLC from 2008 to 2009. Within the last five years, Dr. Wheeler served as a member of the board of directors of Homology Medicines Inc., a publicly traded biopharmaceutical company. Dr. Wheeler holds a Ph.D. and S.M. in Biological Engineering and an S.B. in Mechanical Engineering from the Massachusetts Institute of Technology. Dr. Wheeler’s breadth of experience on the investment side in the development and operation of biotherapeutic companies during their crossover stage from private to publicly traded entities and his extensive technical training are valuable skills that we believe make him qualified to serve on our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of eight members. Certain members of our board of directors were elected pursuant to the provisions of a voting agreement among certain of our major stockholders. The voting agreement will terminate upon the closing of this offering and following such termination none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Our board of directors will consist of eight members upon the closing of this offering. In accordance with our certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

∎	Class I, which will consist of , and , and will have a term that expires at our first annual meeting of stockholders to be held after the closing of this offering;

∎	Class II, which will consist of , and , and will have a term that expires at our second annual meeting of stockholders to be held after the closing of this offering; and

∎	Class III, which will consist of and , and will have a term that expires at our third annual meeting of stockholders to be held after the closing of this offering.

Our amended and restated bylaws that will become effective immediately prior to the closing of this offering will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of our directors and considered whether any director has a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a member of our board. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Drs. Evnin, Kirkman, Morrison and Wheeler, Ms. Fenton and Mr. Nam, representing six of our eight directors, are “independent directors” as defined under Nasdaq listing standards. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section of this prospectus titled “Certain Relationships and Related Party Transactions.” Dr. Ashburn is not an independent director under these rules because he is an executive officer of our company. Dr. Finer is not an independent director under these rules because he was employed by us as an executive officer within the past three years.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. From time to time, the board may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee consists of three directors, Dr. Evnin, Ms. Fenton and Mr. Nam. The composition of our audit committee meets the requirements for independence under current rules and regulations of the SEC and Nasdaq listing standards. Each member of our audit committee meets the financial literacy requirements of the Nasdaq listing standards. Ms. Fenton is the chairman of the audit committee and our board of directors has determined that Ms. Fenton is an “audit committee financial expert” as defined by Item 407(d) of Regulation S-K under the Securities Act. The principal duties and responsibilities of our audit committee include, among other things:

∎	selecting a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

∎	helping to ensure the independence and performance of the independent registered public accounting firm;

∎

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

∎	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

∎	reviewing our policies on risk assessment and risk management;

∎	reviewing related party transactions;

∎

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

∎

approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective upon our listing on the Nasdaq Global Market, which satisfies the applicable rules and regulations of the SEC and Nasdaq listing standards.

Compensation Committee

Our compensation committee consists of three directors, Drs. Evnin, Morrison and Wheeler, each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act. The composition of our compensation committee meets the requirements for independence under current rules and regulations of the SEC and Nasdaq listing standards. Dr. Morrison is the chairman of the compensation committee. The principal duties and responsibilities of our compensation committee include, among other things:

∎

reviewing and recommending to our board of directors the compensation of our executive officers, including evaluating the performance of our chief executive officer and, with his assistance, that of our other executive officers;

∎	reviewing and recommending to our board of directors the compensation of our directors;

∎	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

∎	administering our equity and non-equity incentive plans;

∎	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

∎	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective upon our listing on the Nasdaq Global Market, which satisfies the applicable rules and regulations of the SEC and Nasdaq listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, Drs. Evnin, Kirkman and Wheeler. The composition of our nominating and governance committee meets the requirements for independence under current rules and regulations of the SEC and Nasdaq listing standards. Dr. Wheeler is the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include, among other things:

∎	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

∎	evaluating the performance of our board of directors and of individual directors;

∎	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

∎	reviewing developments in corporate governance practices;

∎	evaluating the adequacy of our corporate governance practices and reporting;

∎	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

∎	overseeing an annual evaluation of the board’s performance.

Our nominating and governance committee will operate under a written charter, to be effective upon our listing on the Nasdaq Global Market, which satisfies the applicable rules and regulations of the SEC and Nasdaq listing standards.

Code of Business Conduct and Ethics

In connection with this offering, we have adopted a Code of Business Conduct and Ethics, or the Code of Ethics, applicable to all of our employees, executive officers and directors that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Following the closing of this offering, the Code of Ethics will be available on our website at www.oncorus.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Ethics and must approve any waivers of the Code of Ethics for employees, executive officers and directors. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website. Information contained in, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in our last completed fiscal year has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers that has served or is planned to serve on our board of directors or compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Director Compensation

We provide cash and/or equity-based compensation to certain of our directors for the time and effort necessary to serve as a member of our board of directors. Certain of our directors who are affiliated with funds do not receive compensation for their service on our board of directors or committees thereof. Pursuant to Dr. Finer’s amended and restated employment agreement described below under “Certain Relationships and Related Party Transactions,” we pay Dr. Finer an annual fee of $105,000 in consideration for his services as executive chairman of our board, and we granted him an option to purchase 1,038,834 shares of our common stock in November 2018 in connection with his appointment as our executive chairman. We pay Dr. Kirkman, Mr. Nam and Ms. Fenton each an annual fee of $25,000 in consideration for their services as members of our board. Ms. Fenton is also paid an annual fee of $15,000 for her services as chairperson of our audit committee. We granted an option to purchase 120,000 shares of our common stock to each of Dr. Kirkman, Ms. Fenton and Mr. Nam in September 2019, December 2019 and June 2020, respectively, in connection with their board service. We pay Dr. Morrison an annual fee of $75,000 in consideration for his services as a member of our board, and we granted him options to purchase 346,313 and 50,730 shares of our common stock in April 2016 and August 2016, respectively, in connection with his board service. In addition, all of our independent directors are entitled to reimbursement of direct expenses incurred in connection with attending meetings of the board or committees thereof.

We expect that our board of directors will adopt a director compensation policy for non-employee directors to be effective upon the completion of this offering.

2019 Director Compensation Table

The following table sets forth information regarding the compensation earned for service on our board of directors during the year ended December 31, 2019. Dr. Ashburn, our President and Chief Executive Officer, is also a member of our board of directors, but did not receive any additional compensation for service as a director. Dr. Ashburn’s compensation as an executive officer is set forth below under “Executive Compensation—Summary Compensation Table.”

NAME	FEES EARNED OR PAID IN CASH ($)		OPTION AWARDS ($) (1)(2)	TOTAL ($)
Mitchell Finer, Ph.D.	167,422	(3)	—	167,422
Luke Evnin, Ph.D.	—		—	—
Mary Kay Fenton	1,315		45,960	47,275
Robert Kirkman, M.D.	10,086		25,836	35,922
Alon Lazarus(4)	—		—	—
Briggs Morrison, M.D.	75,000		—	75,000
Spencer Nam	—		—	—
Cameron Wheeler, Ph.D.	—		—	—

(1)	This column reflects the aggregate grant date fair value of option awards granted during the year measured pursuant to Financial Accounting Standard Board Accounting Standards Codification Topic 718, the basis for computing stock-based compensation in our consolidated financial statements. This calculation assumes that the director will perform the requisite service for the award to vest in full as required by SEC rules. The assumptions we used in valuing options are described in note 9 to our consolidated financial statements included in this prospectus. These amounts do not reflect the actual economic value that will be realized by the director upon vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)	The table below lists the aggregate number of shares subject to option awards outstanding for each of our directors, other than Dr. Ashburn, as of December 31, 2019.
(3)	We paid Dr. Finer $210,000 annually until August 5, 2019, the initial closing of our Series B financing, following which Dr. Finer’s annual payment was reduced to $105,000.
(4)	Dr. Lazarus resigned as a member of our board of directors effective August 5, 2019.

NUMBER OF SHARES SUBJECT TO OUTSTANDING OPTIONS AS OF DECEMBER 31, 2019
Mitchell Finer, Ph.D.	1,038,834
Luke Evnin, Ph.D.	—
Robert Kirkman, M.D.	120,000
Briggs Morrison, M.D.	397,043
Spencer Nam	—
Cameron Wheeler, Ph.D.	—
Mary Kay Fenton	120,000

EXECUTIVE COMPENSATION

The following table summarizes information regarding the compensation awarded to, earned by, or paid to our President and Chief Executive Officer, our Chief Scientific Officer and Senior Vice President, Research and our Chief Financial Officer, Treasurer and Secretary during 2019. We refer to these individuals in this prospectus as our named executive officers.

Summary Compensation Table for 2019

The following table provides information regarding total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the fiscal year ended December 31, 2019.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	OPTION AWARDS ($) (1)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	ALL OTHER COMPENSATION ($)(2)	TOTAL ($)
Theodore (Ted) Ashburn, M.D., Ph.D. (3) President, Chief Executive Officer and Director	2019	408,000	1,227,531	135,660	29,913	1,801,104

Christophe Quéva, Ph.D. Chief Scientific Officer and Senior Vice President, Research	2019	340,100	443,540	96,929	28,489	909,058

John McCabe (4) Chief Financial Officer, Treasurer and Secretary	2019	140,937	550,915	46,596	159,581	898,029

(1)	This column reflects the aggregate grant date fair value of option awards granted during the year measured pursuant to Financial Accounting Standard Board Accounting Standards Codification Topic 718, the basis for computing stock-based compensation in our consolidated financial statements. This calculation assumes that the named executive officer will perform the requisite service for the award to vest in full as required by SEC rules. The assumptions we used in valuing options are described in note 9 to our consolidated financial statements included in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.
(2)	This column reflects the aggregate value of other categories of payment, consisting of costs of medical, dental, vision, life and disability insurance coverage, commuter reimbursement fees and cell phone plan costs. Cash consulting fees paid to Mr. McCabe in aggregate value of $146,944 until the commencement of his employment in July 2019 are also included in this column.
(3)	Dr. Ashburn is also a member of our board of directors but does not receive any additional compensation in his capacity as a director.
(4)	Prior to the commencement of his employment in July 2019, Mr. McCabe was a consultant to our company. During his tenure as a consultant Mr. McCabe was granted an option to purchase our common stock and was paid consulting fees. The grant date fair value of the option award is reflected under the “Option Awards” column above and the amount of consulting fees is reflected in the “All Other Compensation” column above.

Narrative to Summary Compensation Table

The compensation committee of our board of directors has historically determined our executives’ compensation and determines the compensation of our named executive officers. Our compensation committee typically reviews and discusses management’s proposed compensation with the Chief Executive Officer for all executives other than the Chief Executive Officer. Based on those discussions and its discretion, the compensation committee then approves the compensation of each executive officer after discussions without members of management present. We generally do not provide perquisites or personal benefits except in limited circumstances, and we did not provide any perquisites or personal benefits to our named executive officers in 2019.

Annual Base Salary

The annual base salaries of our named executive officers are generally reviewed, determined and approved by our compensation committee periodically in order to compensate our named executive officers for the satisfactory performance of duties to our company. Annual base salaries are intended to provide a fixed component of compensation to our named executive officers, reflecting their skill sets, experience, roles and responsibilities. Base salaries for our named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

The following table sets forth the annual base salaries for each of our named executive officers for 2019 and 2020, as determined by the compensation committee:

Name	2019 BASE SALARY ($)	2020 BASE SALARY ($)
Theodore (Ted) Ashburn, M.D., PhD. President, Chief Executive Officer and Director	408,000	432,500

Christophe Quéva, Ph.D. Chief Scientific Officer and Senior Vice President, Research	340,100	357,100

John McCabe. Chief Financial Officer, Treasurer and Secretary	330,000	335,600

Non-Equity Incentive Plan Compensation

We seek to motivate and reward our executives for achievements relative to our corporate goals and expectations for each fiscal year. Each of our named executive officers is eligible to receive an annual performance bonus based on the achievement of individual and company-wide annual performance goals as determined by our compensation committee. Each officer is assigned a target bonus expressed as a percentage of his base salary. The target bonus amounts for Dr. Ashburn, Dr. Quéva and Mr. McCabe for 2019 were set at 35%, 30% and 35%, respectively. For 2019, Dr. Ashburn, Dr. Quéva and Mr. McCabe earned annual performance bonuses based on the achievement of corporate and individual objectives, at a level of 95% for each of them. This percentage was multiplied by their respective target bonus amounts for the year, resulting in payments of $135,660, $96,929 and $46,596, respectively, as reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

Equity Incentives

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help align the interests of our executives with those of our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain employed by us during the vesting period. Accordingly, our compensation committee periodically reviews the equity incentive compensation of our executive officers and from time to time, our board of directors, upon recommendation from the compensation committee, may grant equity incentive awards to them in the form of stock options and restricted stock awards.

We use stock options and restricted stock awards to compensate our executive officers in the form of initial grants in connection with the commencement of employment and also at other various times during their employment. Prior to this offering, stock options and restricted stock awards were granted to our executive officers by our board of directors. None of our executive officers is currently party to an employment agreement that provides for automatic award of stock options or restricted stock awards. We have granted stock options and restricted stock awards to our executive officers with time-based vesting. The options and restricted stock awards that we have granted to our executive officers typically become exercisable as to 25% of the shares underlying the option or vest with respect to 25% of the restricted shares, as the case may be, on the first anniversary of the grant date, and as to an additional 1/48th of the original number of shares underlying the option or restricted shares, as the case may be, monthly thereafter. Vesting rights of stock options cease upon termination of employment and exercise rights cease shortly after termination, except that exercisability is extended in the case of death or disability. Vesting rights of restricted stock awards cease upon termination of employment and we have a right to repurchase unvested restricted shares within a limited period of time following termination of employment. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including no voting rights and no right to receive dividends or dividend equivalents. Prior to vesting of restricted stock awards, the holder generally has rights as a stockholder with respect to the restricted shares, including voting rights and the right to receive dividends on vested shares or dividend equivalents, subject to certain exceptions.

We have historically granted stock options with exercise prices that are equal to the fair market value of our common stock on the date of grant as determined by our board of directors, based on a number of objective and subjective factors. The exercise price of all stock options granted after the closing of this offering will be equal to the fair market value of shares of our common stock on the date of grant, which will be determined by reference to the closing market price of our common stock on the date of grant.

Outstanding Equity Awards as of December 31, 2019

The following table sets forth certain information about equity awards granted to our named executive officers that remained outstanding as of December 31, 2019.

	OPTION AWARDS				STOCK AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)(1)
Theodore (Ted) Ashburn, M.D., PhD.	1,500,136	2,735,544	0.15	11/13/2028	—	—
	—	4,124,767	0.44	9/16/2029
Christophe Quéva, Ph.D.	—	—	—	—	458,334	256,667
	201,492	443,285	0.15	11/13/2028	—	—
	—	1,490,390	0.44	9/16/2029	—	—
John McCabe	397,094	1,191,285	0.15	2/27/2029	—	—
	—	1,297,181	0.44	9/16/2029	—	—

(1)	Based on the estimated fair value of our common stock of $0.56 as of December 31, 2019.

Agreements with Named Executive Officers

We have employment agreements or offer letters with each of our named executive officers. The material terms of each of these agreements are described below. These agreements provide for base salaries and incentive compensation, and each component reflects the scope of each named executive officer’s anticipated responsibilities and the individual experience they bring to our company. The employment of each of our named executive officers is “at will” and may be terminated at any time. In addition, each of our named executive officers has executed a form of our standard proprietary information and inventions agreement.

Theodore (Ted) Ashburn, M.D., PhD. We entered into an employment agreement with Dr. Ashburn in July 2018 setting forth the terms of his employment, which was subsequently amended in November 2018 and April 2020. Dr. Ashburn was entitled to an initial annual base salary of $400,000, which has been subsequently increased, most recently in January 2020, to $432,500. In connection with his appointment as Chief Executive Officer, Dr. Ashburn received a one-time signing bonus of $60,000 in August 2018. Dr. Ashburn was granted a stock option under our 2016 Equity Incentive Plan, or the 2016 Plan, to purchase 4,235,680 shares of our common stock in November 2018 that is subject to vesting as to 25% of the underlying shares on July 16, 2019 and as to the remaining underlying shares in equal monthly installments over 36 months thereafter, subject to Dr. Ashburn’s continued service through each such vesting date. Dr. Ashburn was granted a stock option under our 2016 Plan to purchase

4,124,767 shares of our common stock in September 2019 that is subject to vesting as to 25% of the underlying shares on September 17, 2020 and as to the remaining underlying shares in equal monthly installments over 36 months thereafter, subject to Dr. Ashburn’s continued service through each such vesting date.

Dr. Ashburn is also eligible to receive an annual performance bonus pursuant to the agreement as a target bonus based on his achievement of performance objectives set by the Board, after consultation with Dr. Ashburn, as well as overall company and individual performance. Prior to January 1, 2020, Dr. Ashburn’s target bonus was 35% of his base salary. On January 1, 2020, the target bonus was increased to 40% of his base salary. Dr Ashburn is also eligible to receive a one-time bonus of $75,000 if this offering is completed prior to September 30, 2021, subject to his continuous employment through the payment date of each such bonus. Dr. Ashburn’s employment agreement also provides for certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Christophe Quéva, Ph.D. We entered into an offer letter with Dr. Quéva in August 2017 setting forth the terms of his employment. Dr. Quéva was entitled to an initial annual base salary of $320,000, which has been subsequently increased, most recently in January 2020, to $357,100. In connection with the commencement of his employment, Dr. Quéva received a one-time relocation bonus of $50,000 in October 2017. Dr. Quéva was granted 1,000,000 restricted shares of our common stock in October 2017 under our 2016 Plan that are subject to vesting as to 25% of the shares on October 2, 2018 and as to the remaining shares in equal monthly installments over 36 months thereafter, subject to Dr. Quéva’s continued service through each such vesting date. Dr. Quéva was granted a stock option under our 2016 Plan to purchase 1,490,390 shares of our common stock in September 2019 that are subject to vesting as to 25% of the shares on September 17, 2020 and as to the remaining underlying shares in equal monthly installments over 36 months thereafter, subject to Dr. Quéva’s continued service through each such vesting date. Prior to January 1, 2020, Dr. Quéva was also eligible to receive an annual performance bonus pursuant to the offer letter as a target bonus of 30% of his base salary based on criteria determined by him and our Chief Executive Officer. On January 1, 2020, Dr. Quéva’s target bonus percentage was increased to 35% of his base salary. Dr. Quéva’s offer letter also provides for certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

John McCabe. We entered into an offer letter with Mr. McCabe in July 2019 setting forth the terms of his employment. This offer letter was subsequently amended in April 2020. Mr. McCabe was entitled to an initial annual base salary of $330,000, which has been subsequently increased, most recently in January 2020, to $335,600. Mr. McCabe was granted a stock option under our 2016 Plan to purchase 1,588,379 shares of our common stock in February 2019 that are subject to vesting as to 25% of the shares on December 11, 2019 and as to the remaining underlying shares in equal monthly installments over 36 months thereafter, subject to Mr. McCabe’s continued service through each such vesting date. Mr. McCabe was granted a stock option under our 2016 Plan to purchase 1,297,181 shares of our common stock in September 2019 that are subject to vesting as to 25% of the shares on September 17, 2020 and as to the remaining underlying shares in equal monthly installments over 36 months thereafter, subject to Mr. McCabe’s continued service through each such vesting date. Mr. McCabe is also eligible to receive an annual performance bonus pursuant to the offer letter as a target bonus of 35% of his base salary. Mr McCabe is eligible to receive a one-time bonus of $50,000 if this offering is completed prior to September 30, 2021, subject to his continuous employment and remaining an employee in good standing through such date. Mr. McCabe’s offer letter also provides for certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Potential Payments upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his term of service, including salary, as described below.

Theodore (Ted) Ashburn, M.D., PhD. Pursuant to his employment agreement, if Dr. Ashburn’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” each as defined in his employment agreement, he is entitled to receive: (1) a severance payment equal to twelve months of his then-current base salary, (2) continued health benefits under COBRA for up to twelve months, or if earlier, the date he is eligible for comparable replacement coverage under a subsequent employer’s group health plan, and (3) if the termination occurs after June 30 in a given fiscal year, a pro-rated portion of his target performance bonus for the year in which such termination occurs. In the case of Dr. Ashburn’s termination of employment for any reason other than for “cause” or resignation for “good reason,” in either case that occurs within 12 months after the occurrence of a “Change of Control” (as defined in the agreement), then, in addition to the foregoing payments and benefits, all unvested stock options at the time that such termination occurs will be accelerated in full and deemed to have vested as of his employment termination date. Dr. Ashburn’s benefits are conditioned, among other things, on his compliance with his post-termination obligations under his employment agreement and his execution of a general release of claims in our favor.

Further, pursuant to Dr. Ashburn’s employment agreement, if payments payable to Dr. Ashburn constitute “parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended, or the Code, and are subject to the excise tax under Section 4999 of the Code, then such payments will either (1) be paid in full or (2) reduced so that the Section 4999 excise tax does not apply, whichever results in the greater after-tax economic benefit to Dr. Ashburn.

Christophe Quéva, Ph.D. Pursuant to his offer letter, if Dr. Quéva’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” each as defined in his offer letter, he is entitled to receive (i) severance payments equal to nine months of his then-current base salary following his termination, (ii) continued premiums for health benefits under COBRA for up to nine months, and (iii) 12 months of accelerated vesting of all unvested equity awards held by Dr. Quéva. If such termination occurs two months prior to or within 12 months after the occurrence of a “Change of Control” (as defined in his offer letter) then, in addition to the foregoing severance payments, all unvested equity awards held by Dr. Quéva at the time that such termination occurs will be accelerated in full and deemed to have vested as of his employment termination date. Dr. Quéva’s benefits are conditioned, among other things, on his compliance with his post-termination obligations under his employment agreement and his execution of a general release of claims in our favor.

John McCabe. Pursuant to his offer letter, if Mr. McCabe’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” each as defined in his offer letter, he is entitled to receive (i) severance payments equal to twelve months of his then-current base salary following his termination, (ii) continued premiums for health benefits under COBRA for up to twelve months and (iii) 12 months of accelerated vesting of all unvested equity awards held by Mr. McCabe. If such termination occurs two months prior to or within 12 months after the occurrence of a “Change of Control” (as defined in his offer letter) then, in addition to the foregoing severance payments, all unvested equity awards held by Mr. McCabe at the time that such termination occurs will be accelerated in full and deemed to have vested as of his employment termination date. Mr. McCabe’s benefits are conditioned, among other things, on his compliance with his post-termination obligations under his employment agreement and his execution of a general release of claims in our favor.

Equity Incentive Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2020 Equity Incentive Plan

We expect that, prior to the closing of this offering, our board of directors will adopt and our stockholders will approve our 2020 Equity Incentive Plan, or 2020 Plan. The 2020 Plan will become effective immediately upon the execution of the underwriting agreement for this offering, at which point no further grants will be made under our 2016 Plan, as described in”—2016 Equity Incentive Plan.” No awards have been granted and no shares of our common stock have been issued under our 2020 Plan. Our 2020 Plan will provide for the grant of stock options qualifying as incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and for the grant of nonstatutory stock options, or NSOs, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, consultants and directors. Our 2020 Plan will also provide for the grant of performance cash awards to our employees, consultants and directors.

Authorized Shares. The number of shares of our common stock initially reserved for issuance under our 2020 Plan is the sum of (i)                  shares of our common stock, (ii) the number of shares remaining available for issuance under our 2016 Plan when the 2020 Plan becomes effective and (iii) the number of shares of our common stock subject to outstanding awards under our 2016 Plan when the 2020 Plan becomes effective that thereafter expire or are forfeited, canceled, withheld to satisfy tax withholding or to purchase or exercise an award, repurchased by us or are otherwise terminated. The number of shares of our common stock reserved for issuance under our 2020 Plan will automatically increase on January 1 of each year, for a period of 10 years, from January 1, 2021 continuing through January 1, 2030, by     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by our board of directors. The maximum number of shares that may be issued pursuant to the exercise of ISOs under the 2020 Plan is                .

Shares issued under our 2020 Plan may be authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2020 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2020 Plan. Additionally, shares issued pursuant to stock awards under our 2020 Plan that we repurchase or that are forfeited, as well as shares reacquired by us as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under our 2020 Plan.

Administration, Our board of directors, or a duly authorized committee thereof, has the authority to administer our 2020 Plan. Our board of directors has delegated its authority to administer our 2020 Plan to our compensation committee under the terms of the compensation committee’s charter. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees other than officers to receive specified stock awards and (ii) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2020 Plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under our 2020 Plan.

The administrator has the power to modify outstanding awards under our 2020 Plan. Subject to the terms of our 2020 Plan, the administrator has the authority to reprice any outstanding option or stock award, cancel and re-grant any outstanding option or stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Limitation on Grants to Non-Employee Directors. The maximum number of shares of our common stock subject to awards granted under our 2020 Plan or otherwise during a single calendar year to any of our non-employee directors, taken together with any cash fees paid by us to such non-employee director during the calendar year for serving on our board, will not exceed $        in total value (the value of any such stock awards to be based on their grant date fair market value for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board, $        .

Corporate Transactions. Our 2020 Plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, or similar transaction involving our company, the sale or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, or a sale or disposition of more than 50% of the outstanding capital stock of our company, the administrator will determine how to treat each outstanding stock award. The administrator may:

∎	arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

∎	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

∎	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

∎	arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us;

∎	cancel the stock award prior to the transaction in exchange for such cash consideration, if any, that the administrator in its discretion determines to be appropriate; or

∎

make a payment in a form determined by the administrator equal to the excess of the value of the property the participant would have received upon exercise of the stock award immediately prior to the transaction over the exercise price payable in connection with the stock award.

The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The administrator may take different actions with respect to the vested and unvested portions of a stock award.

Change in Control. The administrator may provide, in an individual award agreement or in any other written agreement between us and the participant, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control (as defined in the 2020 Plan). In the absence of such a provision, no such acceleration of the stock award will occur.

Amendment or Termination. Our board has the authority to amend, suspend, or terminate our 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2020 Plan.

2016 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2016 Equity Incentive Plan, or 2016 Plan, in March 2016. Our 2016 Plan was amended most recently in August 2019. The 2016 Plan provides for the discretionary grant of ISOs, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards to our employees, directors and consultants or our affiliates. ISOs may be granted only to our employees or employees of our affiliates.

No further awards shall be made under the 2016 Plan following the date the 2020 Plan becomes effective. Any outstanding options granted under the 2016 Plan will remain outstanding, subject to the terms of our 2016 Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms.

Authorized Shares. The maximum number of shares of our common stock that may currently be issued pursuant to stock awards under the 2016 Plan is 33,072,397. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2016 Plan is 99,217,191.

If a stock award, or any portion thereof, granted under the 2016 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2016 Plan. In addition, the following types of shares under the 2016 Plan may become available for the grant of new stock awards under the 2016 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2016 Plan may be previously unissued shares or reacquired shares bought by us on the open market.

Plan Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2016 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards and (2) determine the number of shares of common stock to be subject to such stock awards. Any such stock award will be granted on the form of stock award agreement most recently approved for use, unless otherwise determined in the delegating resolutions. However, our board of directors may not delegate to such officer (acting solely in his or her capacity as an officer, and not a director) the authority to determine the fair market value of the shares. Subject to the terms of the 2016 Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. The board will determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2016 Plan. Subject to the terms of our 2016 Plan, the plan administrator has the authority, without stockholder approval, to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. Incentive and nonstatutory stock options are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2016 Plan, provided, that, the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2016 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2016 Plan, up to a maximum of ten years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term will automatically be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a payment pursuant to a program developed under Regulation T resulting in our receipt of cash or check or irrevocable instructions to pay the aggregate exercise price from the sales proceeds, (3) the tender of shares of our common stock previously owned by the option holder, (4) a net exercise of the option if it is an nonqualified stock option, (5) deferred payment, pursuant to annually compounding interest at the minimum rate necessary to comply with relevant federal tax laws and financial accounting principles and (6) other legal consideration approved by the plan administrator.

Certain Adjustments. In the event of any change affecting our common stock, including, for example, any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, liquidating dividend, exchange of shares, change in corporate structure or any other such equity restructuring transaction, our board of directors will make final, binding and conclusive adjustments to the classes and maximum number of shares subject to the 2016 Plan, the classes and maximum number of shares that may be issued upon the exercise of incentive stock options and number of shares, and the price per share of, shares subject to any outstanding stock awards.

Dissolution and Liquidation. In the event of a dissolution or liquidation, except as otherwise provided in the stock option agreement, all outstanding stock awards not subject to a forfeiture condition or our right of repurchase will terminate immediately prior to such dissolution or liquidation. Shares subject to a forfeiture condition or our right of repurchase may be repurchased or reacquired by us. Our board of directors, in its sole discretion, may cause all or some of the outstanding stock awards to fully vest and no longer be subject to any forfeiture condition or our right of repurchase prior to, and contingent upon, any dissolution or liquidation.

Corporate Transactions. In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

∎	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

∎	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

∎	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

∎	arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us;

∎	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate or for no consideration; or

∎

make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award immediately prior to the effective time of such corporate transaction over (2) the exercise price or strike price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2016 Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Transferability. Unless the plan administrator provides otherwise, options granted under the 2016 Plan generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death. Rights to acquire shares of common stock under any restricted stock award may only be transferred as set forth in the applicable restricted stock award agreement.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2016 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopts our 2016 Plan.

2020 Employee Stock Purchase Plan

We expect that our board of directors will adopt and our stockholders will approve prior to the closing of this offering our 2020 Employee Stock Purchase Plan, or ESPP. The ESPP will become effective immediately upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Share Reserve. Following this offering, the ESPP will authorize the issuance of shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The 2020 ESPP will initially provide participating employees with the opportunity to purchase up to an aggregate of                  shares of our common stock. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2021 through January 1, 2030, by the lesser of (i)    % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, and (ii) shares; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). If purchase rights granted under the ESPP terminate without having been exercised, the shares of our common stock not purchased under such purchase rights will again become available for issuance under the ESPP.

Administration. Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (i) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (i) the number of shares reserved under the ESPP, (ii) the maximum number of shares by which the share reserve may increase automatically each year, (iii) the number of shares and purchase price applicable to all outstanding offerings and purchase rights and (iv) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including (i) a sale of all or substantially all of our assets, (ii) the sale or disposition of more than 50% of our outstanding securities, (iii) the consummation of a merger or consolidation where we do not survive the transactions and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Amendments or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

401(k) Plan

We maintain a 401(k) plan intended to qualify as a tax-qualified plan under Section 401 of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. The 401(k) plan provides that each participant may contribute up to the lesser of 100% of his or her compensation or the statutory limit, which is $19,500 for calendar year 2020. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Employees are immediately and fully vested in their contributions. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It is also possible that the director or officer could amend or terminate the plan when not in possession of material, nonpublic information. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Limitations on Liability and Indemnification Matters

Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

∎	any breach of the director’s duty of loyalty to the corporation or its stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

∎	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, such as injunctive relief or rescission.

Our amended and restated bylaws that will be in effect on the closing of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the closing of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

We have also entered and expect to continue to enter into indemnification agreements with our directors and officers. With certain exceptions, these indemnification agreements provide, among other things, that we will indemnify our directors and officers for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director or officer in any claim, action or proceeding arising in his or her capacity as a director or officer of our company or in connection with service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or officer makes a claim for indemnification. We believe that the amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below the transactions and series of similar transactions, since January 1, 2017, to which we were a party or will be a party, in which:

∎	the amounts involved exceeded or will exceed $120,000; and

∎

any of our directors, executive officers, or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

We have entered into various employment-related agreements and compensatory arrangements with our directors and executive officers that, among other things, provide for compensatory and certain severance and change in control benefits. For a description of these agreements and arrangements, see the sections titled “Management” and “Executive Compensation.”

Finer Agreement

We entered into an offer letter agreement with Dr. Mitchell Finer on March 29, 2016 setting forth the terms of his employment as our Chief Executive Officer, which was subsequently amended and restated as an employment agreement on August 8, 2018 in connection with his transition to our Executive Chairman, and amended again on November 14, 2018 and on April 6, 2020. Pursuant to his amended and restated agreement, Dr. Finer was entitled to an initial annual base salary of $210,000, which was subsequently decreased to $105,000 on August 5, 2019 following the initial closing of our Series B financing. In connection with his transition from Chief Executive Officer to Executive Chairman, Dr. Finer received a pro-rated bonus of $168,578 in July 2018 for his service as Chief Executive Officer. Dr. Finer was granted a stock option to purchase 1,038,834 shares of our common stock on November 14, 2018 that is subject to vesting as to (i) 16.66% of the underlying shares following the initial closing of our Series B convertible preferred stock financing, or the Series B Financing Options, (ii) 33.33% of the underlying shares in 24 equal monthly installments beginning with the first month following the initial closing of our Series B convertible preferred stock financing, or the Series B Time-Based Options, (iii) 25.00% of the underlying shares on the date immediately prior to the closing of this offering, or the IPO Options, and (iv) 25.00% of the underlying shares in 24 equal monthly installments beginning with the first month following this offering, or the IPO Time-Based Options, all subject to Dr. Finer’s continued service through each such vesting date. Notwithstanding the foregoing, if our company undergoes a “change in control” (as defined in the 2016 Plan), and subject to Dr. Finer’s continuous service with our company through such date and his execution of release as set forth in his amended and restated agreement, then the unvested portion of the Series B Time-Based Options shall fully vest immediately prior to the date of such change in control. Further, if Dr. Finer’s service is terminated by us without “cause” (as defined in the amended and restated agreement) prior to the date on which the Series B Time-Based Options or the IPO Time-Based Options, as applicable, become fully vested, then the unvested portion of the Series B Time-Based Options or IPO Time-Based Options, as applicable, shall become fully vested.

Pursuant to his amended and restated agreement, if Dr. Finer’s service with us ends due to his resignation for “good reason” or is terminated by us other than for “cause,” he is entitled to payment of premiums for continued health benefits under COBRA for up to twelve months, or if earlier, the date he is eligible for comparable replacement coverage under a subsequent employer’s group health plan. In the case of his termination of service for a reason other than for “cause” or his resignation for “good reason,” all unvested restricted shares granted on April 27, 2016 and August 29, 2016 held by Dr. Finer will be accelerated such that an additional 12 months of vesting shall be deemed to have occurred as of his service termination date. If such termination occurs within two months prior to a “Change of Control” (as defined in the amended and restated agreement) or within 12 months after the occurrence of a “Change of Control,” then, in addition to the foregoing, all unvested restricted shares granted on April 27, 2016 and August 29, 2016 held by Dr. Finer at the time that such termination occurs will be accelerated in full and deemed to have vested as of the later of the date of his termination of service or the date of such Change of Control. Dr. Finer’s benefits are conditioned, among other things, on his compliance with his post-termination obligations under his employment agreement and his execution of a general release of claims in our favor.

Further, pursuant to Dr. Finer’s amended and restated agreement, if payments payable to Dr. Finer constitute “parachute payments” under Section 280G of the Code and are subject to the excise tax under Section 4999 of the

Code, then such payments will either (1) be paid in full or (2) reduced so that the Section 4999 excise tax does not apply, whichever results in the greater after-tax economic benefit to Dr. Finer.

MPM/UBS Royalty Agreements

We have entered into a royalty transfer agreement with MPM Oncology Charitable Foundation, Inc., or MPM Charitable Foundation, and UBS Optimus Foundation, or the Royalty Transfer Agreement. MPM Charitable Foundation is affiliated with MPM Capital, Inc., or MPM Capital, a holder of more than 5% of our capital stock. UBS Optimus Foundation is affiliated with UBS Oncology Impact Fund L.P., a holder of more than 5% of our capital stock. Under the Royalty Transfer Agreement, we are obligated to pay MPM Charitable Foundation and UBS Optimus Foundation a royalty of 1% in aggregate of net sales of our products. Under the Royalty Transfer Agreement, our obligation to pay a royalty expires on a product-by-product and country-by-country basis upon the later of the 12th anniversary of the first commercial sale of such product in such country and expiration of the last valid claim in such country covering such product. The royalty rate is subject to a specified reduction for lack of any valid claim covering such product in a country. The obligation to pay royalties under the Royalty Transfer Agreement shall not apply to any product that would only infringe our intellectual property rights that are discovered or developed after this offering or to any product of an acquirer, assignee of the agreement or merger partner of the company so long as such product does not incorporate any of our pre-acquisition intellectual property.

Additionally, we have entered into a Royalty Direction Letter with MPM Charitable Foundation, UBS Optimus Foundation and UBS Oncology Impact Fund L.P., or UBS OIF, pursuant to which we agreed that a portion of the consideration received from UBS OIF in our Series A convertible preferred stock financing was to be treated as consideration for the Royalty Transfer Agreement. Affiliates of MPM Capital and UBS OIF that own shares of our preferred and common stock hold interests in MPM Charitable Foundation and UBS Optimus Foundation.

MPM Management Patent Assignment Agreement

We have entered into a patent assignment agreement with MPM Asset Management LLC, or MPM Management, which along with its affiliated entities is a holder of more than 5% of our capital stock. Under the patent assignment agreement with MPM Management, or the Patent Assignment Agreement, MPM Management assigned to us a certain patent family that is not related to any of our material product candidates or compounds.

Under the terms of the Patent Assignment Agreement, we are obligated to make one regulatory milestone payment of $1.0 million. We are also obligated to pay a less than one digit royalty on net sales of licensed products. The obligation to pay royalties under the Patent Assignment Agreement expires on a product-by-product and country-by-country basis upon the expiry of the last valid claim of the assigned patents covering the composition of matter of such product, or the method of making or using such product, in such country.

Private Placements of Securities

Series B Preferred Stock Financing

On a series of dates in August 2019, November 2019 and September 2020, we sold an aggregate of 104,225,300 shares of our Series B convertible preferred stock in multiple closings at a purchase price of $0.8597 per share for an aggregate amount of $89.6 million. The following table summarizes purchases of our Series B convertible preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES B PREFERRED STOCK	TOTAL PURCHASE PRICE ($)
Cowen Healthcare Investments II LP and affiliated entities (1)	14,539,956	12,500,000
Entities affiliated with MPM Capital (2)	9,379,588	8,063,632
UBS Oncology Impact Fund L.P. (3)	8,466,660	7,278,788
Entities affiliated with Deerfield Management Company (4)	7,349,283	6,318,179
Arkin Bio Ventures Limited Partnership (5)	3,383,843	2,909,089
Entities affiliated with Kensington-SV Global Innovations LP (6)	2,907,988	2,499,997
Spencer Nam (7)	23,263	19,999

(1)	Consists of 13,545,384 shares of Series B preferred stock purchased by Cowen Healthcare Investments II LP and 994,572 shares of Series B preferred stock purchased by CHI EF II LP. Entities affiliated with Cowen Healthcare Investments II LP collectively hold more than 5% of our capital stock prior to this offering.

(2)	Consists of 278,445 shares of Series B preferred stock purchased by MPM AMI BV2014, 118,680 shares of Series B preferred stock purchased by MPM AMI SunStates Fund, 511,990 shares of Series B preferred stock purchased by MPM Bioventures 2014 (B), 7,676,223 shares of Series B preferred stock purchased by MPM BioVentures 2014, and 794,250 shares of Series B preferred stock purchased by MPM SunStates Fund. Each of Luke Evnin, Ph.D., Briggs Morrison, M.D. and Mitchell Finer, Ph.D. is a member of our board of directors and is an affiliate of MPM Capital, of which MPM AMI BV2014, MPM AMI SunStates Fund, MPM Bioventures 2014 (B), MPM BioVentures 2014, and MPM SunStates Fund are affiliated funds. Entities affiliated with MPM Capital collectively hold more than 5% of our capital stock prior to this offering.

(3)	Each of Luke Evnin, Ph.D., Briggs Morrison, M.D. and Mitchell Finer, Ph.D. is a member of our board of directors and is an affiliate of UBS OIF. UBS OIF is a holder of more than 5% of our capital stock prior to this offering.

(4)	Consists of 2,449,761 shares of Series B preferred stock purchased by each of Deerfield HIF, Deerfield PDF III and Deerfield Partners, L.P. or Deerfield Partners. Cameron Wheeler, Ph.D. is a member of our board of directors and is an affiliate of Deerfield Management Company, of which Deerfield HIF, Deerfield PDF III and Deerfield Partners are affiliated funds. Entities affiliated with Deerfield Management Company collectively hold more than 5% of our capital stock prior to this offering.

(5)	Alon Lazarus, Ph.D. was a member of our board of directors at the time of our Series B preferred stock financing and is an affiliate of Arkin. Arkin is a holder of more than 5% of our capital stock prior to this offering.

(6)	Consists of 1,744,793 shares of Series B preferred stock purchased by SV Global Bio Healthcare Fund II and 1,163,195 shares of Series B preferred stock purchased by SV Investment Corp. Spencer Nam is a member of our board of directors and is an affiliate of Kensington-SV Global Innovations LP of which SV Global Bio Healthcare Fund II and SV Investment Corp are affiliated funds.

(7)	Spencer Nam is a member of our board of directors.

Investor Rights and Stockholders Agreements

In connection with our convertible preferred stock financings, we entered into amended and restated investor rights and stockholder agreements containing registration rights, information rights and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our third amended and restated investor rights agreement dated August 5, 2019 between us and the investors listed therein, as more fully described in the section of this prospectus titled “Description of Capital Stock—Registration Rights.”

Voting Agreement

The election of the members of our board of directors is governed by a voting agreement with certain of the holders of our outstanding capital stock, including Cowen Healthcare Investments II LP and its affiliated entities, Perceptive Life Sciences Master Fund, Ltd., MPM BioVentures 2014 and Deerfield Management Company, L.P. Under the terms of this voting agreement, as amended and restated, the stockholders who are party to the voting agreement have agreed to vote their respective shares so as to elect as directors: (1) one director designated by the holders of a majority of our outstanding common stock (not including shares issued or issuable upon conversion of preferred stock), subject to specified conditions, which director is currently Mitchell Finer, Ph.D.; (2) one independent director designated by MPM BioVentures 2014, subject to specified conditions, which director is currently Spencer Nam; (3) one director jointly designated by Cowen Healthcare Investments II LP and Perceptive Life Sciences Master Fund, Ltd., subject to specified conditions, which director is currently Robert Kirkman, M.D.; (4) the person serving as our Chief Executive Officer, which director is currently Theodore (Ted) Ashburn, M.D., PhD.; (5) one director designated by MPM BioVentures 2014, subject to specified conditions, which director is currently Luke Evnin, Ph.D.; (6) one director designated by UBS OIF, subject to specified conditions, which director is currently Briggs Morrison, M.D.; and (7) one director designated by Deerfield HIF, subject to specified conditions, which director is currently Cameron Wheeler, Ph.D. The voting agreement will terminate upon the closing of this offering and following such termination none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Employment Arrangements

We have entered into employment agreements or offer letter agreements with certain of our executive officers. For more information regarding these agreements with our named executive officers, see “Executive Compensation—Agreements with our Named Executive Officers.”

Severance Arrangements

The employment agreements and offer letter agreements we have entered into with certain of our executive officers provide for certain severance arrangements. For more information regarding these arrangements with our named executive officers, see “Executive Compensation—Potential Payments upon Termination or Change of Control.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers in connection with this offering. The indemnification agreements that are currently in place and our amended and restated bylaws, to be in effect upon the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Executive and Director Compensation

We have granted stock options and restricted stock awards to certain of our executive officers and directors. See the sections titled “Executive Compensation” for a description of these stock options and restricted stock awards.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the closing of this offering, we expect to adopt a written related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants and in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

In addition, under our Code of Ethics, which we have adopted in connection with this offering and that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

∎	the risks, costs and benefits to us;

∎	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

∎	the availability of other sources for comparable services or products; and

∎	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of September 10, 2020, as adjusted to reflect the sale of common stock offered by us in this offering, for:

∎	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

∎	each of our named executive officers;

∎	each of our directors; and

∎	all of our executive officers and directors as a group.

The percentage ownership information shown in the table prior to this offering is based on 193,351,898 shares of common stock outstanding as of September 10, 2020, which includes 270,834 shares of our common stock subject to forfeiture and our right of repurchase, after giving effect to the assumed conversion of all outstanding shares of our convertible preferred stock into an aggregate of 180,725,292 shares of common stock upon the closing of this offering.

The percentage ownership information shown in the table after this offering is based on                  shares of common stock to be outstanding, assuming the sale of                  shares of our common stock by us in this offering and no exercise of the underwriters’ option to purchase additional shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are exercisable on or before November 9, 2020, which is 60 days after September 10, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Oncorus, Inc., 50 Hampshire Street, Suite 401, Cambridge, Massachusetts 02139.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE OFFERING	AFTER OFFERING
5% or greater stockholders:
Entities affiliated with MPM Capital (1)	32,857,710	17.0%		%
UBS Oncology Impact Fund L.P.(2)	27,232,285	14.1
Entities affiliated with Deerfield Management Company (3)	22,349,281	11.6
Arkin Bio Ventures Limited Partnership (4)	10,883,842	5.6
Cowen Healthcare Investments II LP and affiliated entities (5)	14,539,956	7.5
Named executive officers and directors:
Theodore (Ted) Ashburn, M.D., PhD. (6)	2,206,083	1.1
Christophe Quéva, Ph.D. (7)	1,308,955	*
John McCabe (6)	661,824	*
Mitchell Finer, Ph.D.(8)	4,003,111	2.1
Luke Evnin, Ph.D. (9)	28,632,281	14.8
Mary Kay Fenton (6)	26,666	*
Robert Kirkman, M.D. (6)	40,000	*
Spencer Nam (10)	29,929	*
Briggs Morrison, M.D. (6)	397,043	*
Cameron Wheeler, Ph.D.	—	—
All current executive officers and directors as a group (11 persons) (11)	37,667,372	19.5

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 606,361 shares of common stock issuable upon conversion of Series A-1 preferred stock, 278,445 shares of common stock issuable upon conversion of Series B preferred stock and warrants to purchase 10,791 shares of common stock exercisable within 60 days of September 10, 2020, in each case held by MPM Asset Management Investors BV2014 LLC, or MPM AMI BV2014, (ii) 406,250 shares of common stock issuable upon conversion of Series A-1 preferred stock, 118,680 shares of common stock issuable upon conversion of Series B preferred stock and warrants to purchase 24,375 shares of common stock exercisable within 60 days of September 10, 2020, in each case held by MPM Asset Management Investors SunStates Fund LLC, or MPM AMI SunStates Fund, (iii) 1,400,000 shares of common stock held by MPM Asset Management LLC, or MPM Management, (iv) 1,114,941 shares of common stock issuable upon conversion of Series A-1 preferred stock, 511,990 shares of common stock issuable upon conversion of Series B preferred stock and warrants to purchase 19,842 shares of common stock exercisable within 60 days of September 10, 2020, in each case held by MPM BioVentures 2014 (B), L.P., or MPM BioVentures 2014 (B), (v) 16,716,196 shares of common stock issuable upon conversion of Series A-1 preferred stock, 7,676,223 shares of common stock issuable upon conversion of Series B preferred stock and warrants to purchase 297,492 shares of common stock exercisable within 60 days of September 10, 2020, in each case held by MPM BioVentures 2014, L.P., or MPM BioVentures 2014, and (vi) 2,718,749 shares of common stock issuable upon conversion of Series A-1 preferred stock, 794,250 shares of common stock issuable upon conversion of Series B preferred stock and warrants to purchase 163,125 shares of common stock exercisable within 60 days of September 10, 2020, in each case held by MPM SunStates Fund, L.P., or MPM SunStates Fund. MPM Bioventures 2014 GP LLC is the general partner of MPM BioVentures 2014 and MPM BioVentures 2014 (B). MPM Bioventures 2014 LLC is the managing member of MPM Bioventures 2014 GP LLC. MPM SunStates Fund GP LLC is the general partner of MPM SunStates Fund. MPM SunStates GP Managing Member LLC is the managing member of MPM SunStates Fund GP LLC. MPM Management was retained as a manager to manage the operations of MPM BioVentures 2014, MPM BioVentures 2014 (B), MPM AMI BV2014 LLC, MPM SunStates Fund, and MPM AMI SunStates Fund. Dr. Evnin, a member of our board of directors, Dr. Ansbert Gadicke and Todd Foley are the members of MPM BioVentures 2014 LLC and share voting and dispositive power over the shares held by each of MPM BioVentures 2014, MPM BioVentures 2014 (B) and MPM AMI BV2014. Dr. Evnin and Dr. Gadicke are the members of MPM Management and share voting and dispositive power over the shares held by MPM Management . Dr. Gadicke is a member of MPM SunStates GP Managing Member LLC, and collectively with the other members of such entity makes investment decisions with respect to shares held by such entity. Each of the entities and individuals listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address of these entities and individuals is 450 Kendall Street, Cambridge, MA 02142.

(2)

Consists of (i) 18,437,500 shares of common stock issuable upon conversion of Series A-1 preferred stock, (ii) 8,466,660 shares of common stock issuable upon conversion of Series B preferred stock and (iii) a warrant to purchase 328,125 shares of common stock exercisable within 60 days of September 10, 2020, in each case held by UBS Oncology Impact Fund, L.P, or UBS OIF. The general partner of UBS OIF is Oncology Impact Fund (Cayman) Management L.P. The general partner of Oncology Impact Fund (Cayman)

Management L.P. is MPM Oncology Impact Management LP. The general partner of MPM Oncology Impact Management LP is MPM Oncology Impact Management GP LLC. Dr. Ansbert Gadicke is a managing member and the managing director of MPM Oncology Impact Management GP LLC. Each of the entities and individuals listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address of UBS OIF and Oncology Impact Fund (Cayman) Management LP is UBS Trustees (Cayman) Ltd, 5th Floor, Cayman Corporate Center, 27 Hospital, George Town, Grand Cayman, KY1-1106. The address of MPM Oncology Impact Management LP, MPM Oncology Impact Management GP LLC and the individuals referenced above is 450 Kendall Street, Cambridge, MA 02142.

(3)	Consists of (i) 7,499,999 shares of common stock issuable upon conversion of Series A-1 preferred stock and 2,449,761 shares of common stock issuable upon conversion of Series B preferred stock held by Deerfield Healthcare Innovations Fund, L.P., or Deerfield HIF, (ii) 7,499,999 shares of common stock issuable upon conversion of Series A-1 preferred stock and 2,449,761 shares of common stock issuable upon conversion of Series B preferred stock held by Deerfield Private Design Fund III, L.P., or Deerfield PDF III, and (iii) 2,449,761 shares of common stock issuable upon conversion of Series B preferred stock held by Deerfield Partners, L.P., or Deerfield Partners. Deerfield Mgmt HIF, L.P. is the general partner of Deerfield HIF. Deerfield Mgmt, L.P. is the general partner of Deerfield Partners. Deerfield Mgmt III, L.P. is the general partner of Deerfield PDF III (collectively with Deerfield HIF and Deerfield SSF, the Deerfield Funds). Deerfield Management Company, L.P. is the investment manager of each of the Deerfield Funds. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt HIF, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P. and Deerfield Management Company, L.P. Deerfield Mgmt HIF, L.P. may be deemed to beneficially own the shares held by Deerfield HIF. Deerfield Mgmt, L.P. may be deemed to beneficially own the shares held by Deerfield Partners. Deerfield Mgmt III, L.P. may be deemed to beneficially own the shares held by Deerfield PDF III. Each of Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the securities held by the Deerfield Funds. The address of the Deerfield Funds is 780 Third Avenue, 37th Floor, New York, NY 10017.

(4)	Consists of (i) 7,499,999 shares of common stock issuable upon conversion of Series A-1 preferred stock and (ii) 3,383,843 shares of common stock issuable upon conversion of Series B preferred stock, in each case held by Arkin Bio Ventures Limited Partnership, or Arkin. Arkin Bio Ventures Ltd. is the general partner of Arkin. Mr. Moshe Arkin is the sole director of Arkin Bio Ventures Ltd. and exercises sole voting and investment power over the securities held by Arkin. The address for Arkin is 6 Hachoshlim St., Herzelia, Israel.

(5)	Consists of (i) 13,545,384 shares of common stock issuable upon conversion of Series B preferred stock held by Cowen Healthcare Investments II, LP, or Cowen II, and (ii) 994,572 shares of common stock issuable upon conversion of Series B preferred stock held by CHI EF II LP. Cowen Healthcare Investments II GP LLC is the sole general partner of Cowen II and CHI EF II LP. As managing partner of Cowen Healthcare Investments II GP LLC, Kevin J. Raidy exercises sole voting and investment power of the securities held by Cowen II and CHI EF II LP. Mr. Raidy disclaims beneficial ownership of the shares held by Cowen II and CHI EF II LP, except to the extent of any actual pecuniary interest. The address for Cowen II and CHI EF II LP is 599 Lexington Avenue, New York, New York 10022.

(6)	Consists of shares of common stock issuable upon the exercise of options that are exercisable within 60 days of September 10, 2020.

(7)	Consists of (i) 1,000,000 shares of common stock held by Dr. Quéva, of which 291,667 shares are subject to forfeiture and our repurchase upon Dr. Quéva’s cessation of service prior to vesting, and (ii) 308,955 shares of common stock issuable upon the exercise of options granted to Dr. Quéva that are exercisable within 60 days of September 10, 2020.

(8)	Consists of (i) 3,671,263 shares of common stock held by Dr. Finer and (ii) 331,848 shares of common stock issuable upon the exercise of options granted to Dr. Finer that are exercisable within 60 days of September 10, 2020.

(9)	Dr. Evnin is a member of MPM BioVentures 2014 LLC and MPM Management and shares voting and dispositive power over the shares held by each of MPM BioVentures 2014, MPM BioVentures 2014 (B), MPM AMI BV2014 and MPM Management, as described above in footnote (1).

(10)	Consists of 23,263 shares of common stock issuable upon conversion of Series B preferred stock and 6,666 shares of common stock issuable upon the exercise of options granted to Mr. Nam that are exercisable within 60 days of September 10, 2020.

(11)	Consists of (a) 6,071,263 shares of common stock held by all current executive officers and directors as a group (of which 291,667 shares are subject to a right of repurchase in our favor upon the cessation of service prior to vesting), (b) 18,437,498 shares of common stock issuable upon conversion of shares of Series A-1 preferred stock held by all current executive officers and directors as a group, (c) 8,489,921 shares of common stock issuable upon conversion of shares of Series B preferred stock held by all current executive officers and directors as a group, (d) 4,343,088 shares that all current executive officers and directors as a group have the right to acquire from us within 60 days of September 10, 2020 pursuant to the exercise of options and (e) 328,125 shares of common stock issuable to all current executive officers and directors as a group upon the exercise of common stock warrants.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the closing of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part. We refer in this section to our amended and restated certificate of incorporation and amended and restated bylaws that we intend to adopt in connection with this offering as our certificate of incorporation and bylaws, respectively.

General

Upon the closing of this offering, our certificate of incorporation will authorize us to issue up to                  shares of common stock, $0.0001 par value per share, and                  shares of preferred stock, $0.001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

As of September 10, 2020, after giving effect to the automatic conversion of all of our outstanding shares of preferred stock, including the shares of Series B convertible preferred stock to be issued prior to the closing of this offering, into an aggregate of 180,725,292 shares of our common stock upon the closing of this offering, there would have been 193,351,898 shares of common stock issued and outstanding, which includes 270,834 shares subject to forfeiture and our right of repurchase, held of record by 59 stockholders.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Immediately prior to the closing of this offering, there will be 180,725,292 shares of convertible preferred stock outstanding, which will convert, upon the closing of this offering, into 180,725,292 shares of our common stock. Our Series A-1 convertible preferred stock will convert at a ratio of one share of common stock for each                  shares of Series A-1 preferred stock. Our Series B convertible preferred stock will convert at a ratio of one share of common stock for each                  shares of Series B convertible preferred stock. All shares of common stock

(including fractions thereof) issuable upon conversion of convertible preferred stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after such aggregation, the conversion results in the issuance of any fractional share, we will, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the initial public offering price.

Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                  shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of September 10, 2020, options to purchase an aggregate of 25,979,289 shares of common stock were outstanding under our 2016 Plan at a weighted average exercise price of $0.31 per share. See “Executive Compensation—Equity Incentive Plans” for additional information regarding the terms of our 2016 Plan.

Warrants

As of September 10, 2020, there were outstanding warrants to purchase an aggregate of 864,845 shares of our common stock at a weighted average exercise price of $0.10 per share, held by nine holders. These warrants expire on March 31, 2031. These warrants contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the applicable warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The warrants also contain net exercise provisions pursuant to which the holder may, in lieu of paying the exercise price in cash, surrender the applicable warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise after deducting the aggregate exercise price.

Registration Rights

After our initial public offering, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon conversion of our convertible preferred stock upon the closing of this offering, will be entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of an amended and restated investor rights agreement by and among us and certain of our stockholders. These shares are collectively referred to herein as registrable securities.

The amended and restated investor rights agreement provides the holders of registrable securities with demand, piggyback and S-3 registration rights as described more fully below. As of September 10, 2020, holders of an aggregate of 181,590,137 registrable securities were entitled to these demand, piggyback and S-3 registration rights. Under the terms of the investor rights agreement, holders of registrable securities will have equivalent registration rights with respect to any additional shares of our common stock acquired by these holders.

Demand Registration Rights

At any time beginning 180 days following the effective date of the registration statement of which this prospectus forms a part, the holders of at least 35% of the registrable securities then outstanding have the right to make up to two demands that we file a registration statement under the Securities Act, subject to specified conditions and exceptions.

Piggyback Registration Rights

If we register any securities for public sale, the holders of our registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement, subject to specified exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in such registration statement, but not below 35% of the total amount of securities included in such registration.

Registration on Form S-3

If we are eligible to file a registration statement on Form S-3, the holders of at least 15% of our registrable securities have the right to demand that we file registration statements on Form S-3, provided that the aggregate amount of securities to be sold under the registration statement is at least $1.0 million, net of underwriting discounts and commissions and specified expenses. We are not obligated to effect a demand for registration on Form S-3 by holders of our registrable securities more than three times during any 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The demand, piggyback and Form S-3 registration rights described above will terminate on the earliest to occur of (1) the three-year anniversary of the closing of this offering and (2) with respect to each stockholder, at such time as Rule 144 under the Securities Act or another similar exemption is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

Anti-Takeover Provisions

Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

∎	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

∎

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

∎

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

∎	any merger or consolidation involving the corporation and the interested stockholder;

∎	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

∎	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

∎

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

∎	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws to be in Effect upon the Closing of this Offering

Our certificate of incorporation to be in effect upon the closing of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. The directors may be removed by the stockholders only for cause upon the vote of holders of 66 2/3% of the shares then entitled to vote at an election of directors. Furthermore, the authorized number of directors may be changed only by resolution of our board of directors, and vacancies and newly created directorships on our board of directors may, except as otherwise required by law or determined by our board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum. Our certificate of incorporation and bylaws will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. A special meeting of stockholders may be called only by a majority of our whole board of directors, the chair of our board of directors or our chief executive officer. Our bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the structure of our board of directors, the size of the board, removal of directors, special meetings of stockholders, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our whole board of directors.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our amended and restated certificate of incorporation to be effective immediately after the closing of this offering will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; and (v) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Nothing in our amended and restated certificate of incorporation precludes stockholders that assert claims under the Securities Act from bringing such claims in state or federal court, subject to applicable law. Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act, unless we consent in writing to the selection of an alternative forum.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Listing

We have applied to have our common stock approved for listing on The Nasdaq Global Market under the trading symbol “ONCR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock, and although we expect that our common stock will be approved for listing on The Nasdaq Global Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

Based on our shares outstanding as of September 10, 2020, upon the closing of this offering,                  shares of our common stock will be outstanding, or                  shares of common stock if the underwriters exercise in full their option to purchase additional shares.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining 193,351,898 outstanding shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 and 701 promulgated under the Securities Act.

As a result of lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, the restricted securities will be available for sale in the public market as follows:

∎	shares will be eligible for immediate sale upon the closing of this offering; and

∎

the substantial majority of the remaining shares will be eligible for sale upon expiration of lock-up agreements and market standoff provisions described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options and warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any of our affiliates who owns restricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

∎	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

∎	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

∎	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

∎	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the closing of this offering; or

∎	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of September 10, 2020, 6,745,896 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and issuances of restricted stock (net of repurchases). However, substantially all such Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As of September 10, 2020 options to purchase an aggregate 25,979,289 shares of our common stock were outstanding. As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity incentive plans. See “Executive Compensation—Equity Incentive Plans” for a description of our equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

All of our directors and officers and substantially all of our stockholders, warrant holders and option holders are subject to lock-up agreements that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of 180 days following the date of this prospectus without the prior written consent of Jefferies LLC, Evercore Group L.L.C. and Piper Sandler & Co. on behalf of the underwriters. See the section of this prospectus titled “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the investor rights agreement and our standard form option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the closing of this offering, the holders of 181,590,137 shares of our common stock, or their transferees, will be entitled to specified rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section of this prospectus titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an individual holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

∎	certain former citizens or long-term residents of the United States;

∎	“controlled foreign corporations”;

∎	“passive foreign investment companies”;

∎	corporations that accumulate earnings to avoid U.S. federal income tax;

∎	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

∎	tax-exempt organizations and governmental organizations;

∎	tax-qualified retirement plans;

∎	persons subject to special tax accounting rules under Section 451(b) of the Code;

∎	persons that have a functional currency other than the U.S. dollar;

∎	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

∎	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

∎	persons that own or have owned, actually or constructively, more than 5% of our common stock;

∎	persons who have elected to mark securities to market; and

∎	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. holder” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes regardless of its place of organization or formation. A U.S. holder is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

∎	an individual who is a citizen or resident of the United States;

∎

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

∎	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

∎

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

If we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted tax basis in our common stock, but not below zero, and then will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of our common stock as described under “—Gain On Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of trade or business within the United States.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

∎

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

∎	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

∎

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. There can be no assurance that our common stock will qualify as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code, which are commonly referred to as FATCA, impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock and, subject to the proposed Treasury Regulations described below, to gross proceeds from sales or other dispositions of our common stock. Under recent proposed Treasury regulations, the preamble to which states that taxpayers may rely on them, this withholding tax will not apply to the proceeds from a sale or other disposition of common stock.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                 , among us, Jefferies LLC, Evercore Group L.L.C. and Piper Sandler & Co., as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Evercore Group L.L.C.
Piper Sandler & Co.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $        per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $        per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We have also agreed to pay the filing fees incident to, and the fees and disbursements of counsel for the underwriters in connection with the required review by the Financial Industry Regulatory Authority, Inc. in an amount up to $        .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied to have our common stock approved for listing on The Nasdaq Global Market under the trading symbol “ONCR”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                  shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

∎

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Representatives may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their respective customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Canada

Resale Restrictions

The distribution of shares of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

Australia

This Offering Memorandum is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this Offering Memorandum in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with the Company under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this Offering Memorandum is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this Offering Memorandum for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

∎	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

∎

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

∎	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer common shares to the public” in relation to the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This Offering Memorandum has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this Offering Memorandum may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this Offering Memorandum and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This Offering Memorandum has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Offering Memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

∎	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is or will be given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This Offering Memorandum has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this Offering Memorandum nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this Offering Memorandum nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this Offering Memorandum will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This Offering Memorandum is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This Offering Memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2018 and 2019, and for each of the two years in the period ended December 31, 2019, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus, which constitutes a part of the registration statement. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available over the internet at the SEC’s web site referred to above. We also maintain a website at www.oncorus.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

ONCORUS, INC.

Index to Consolidated Financial Statements

PAGES
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2018 and December 31, 2019	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2018 and December 31, 2019	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the years ended December 31, 2018 and December 31, 2019	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2018 and December 31, 2019	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Interim Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2019 and June 30, 2020	F-27
Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2019 and 2020	F-28
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the Six Months Ended June 30, 2019 and 2020	F-29
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2019 and 2020	F-30
Notes to Unaudited Interim Consolidated Financial Statements	F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Oncorus, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oncorus, Inc. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ (deficit) equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations, has limited financial resources, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

Boston, Massachusetts

July 29, 2020

ONCORUS, INC.

Consolidated Balance Sheets

(in thousands, except for par value data)

	DECEMBER 31,
	2018	2019	PRO FORMA DECEMBER 31, 2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,079	$45,286	$45,286
Prepaid expenses and other current assets	827	615	615

Total current assets	20,906	45,901	45,901
Property and equipment, net	4,300	4,475	4,475
Other assets	450	450	450

Total assets	$25,656	$50,826	$50,826

Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$975	$942	$942
Accrued expenses	1,290	3,521	3,521
Deferred rent	423	467	467
Other current liabilities	8	8	8

Total current liabilities	2,696	4,938	4,938

Series B tranche rights (Note 6)	—	1,876	—
Deferred rent, net of current portion	2,144	1,677	1,677

Total liabilities	4,840	8,491	6,615
Commitments and contingencies (Note 11)

Redeemable convertible preferred stock:
Series A-1 redeemable convertible preferred stock, $0.0001 par value, 77,000 and 76,500 shares authorized at December 31, 2018 and 2019, respectively; 76,500 shares issued and outstanding as of December 31, 2018 and December 31, 2019; no shares issued and outstanding pro forma (unaudited); liquidation preference of $63,739 as of December 31, 2019	60,893	63,494	—
Series B redeemable convertible preferred stock, $0.0001 par value, 0 shares and 104,225 shares authorized as of December 31, 2018 and 2019, respectively; 0 shares and 62,535 shares issued and outstanding as of December 31, 2018 and 2019, respectively; 0 shares issued and outstanding pro forma (unaudited); liquidation preference of $55,326 as of December 31, 2019	—	53,138	—

Stockholders’ (deficit) equity:
Common stock, $0.0001 par value, 107,000 and 227,000 shares authorized at December 31, 2018 and December 31, 2019, respectively; 10,654 and 11,951 shares issued and outstanding at December 31, 2018 and December 31, 2019, respectively; 150,986 shares issued and outstanding pro forma (unaudited)	1	1	15
Additional paid-in capital	905	—	118,494
Accumulated deficit	(40,983)	(74,298)	(74,298)

Total stockholders’ (deficit) equity	(40,077)	(74,297)	44,211

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$25,656	$50,826	$50,826

The accompanying notes are an integral part of these consolidated financial statements.

ONCORUS, INC.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except per share data)

	YEARS ENDED DECEMBER 31,
	2018	2019
Operating expenses:
Research and development	$12,541	$24,047
General and administrative	6,037	7,119

Total operating expenses	18,578	31,166

Loss from operations	(18,578)	(31,166)
Other income (expense):
Change in fair value of Series A-1 and Series B tranche rights	363	—
Other expense	(59)	(47)
Interest income	228	509

Total other income, net	532	462

Net loss and comprehensive loss	$(18,046)	$(30,704)

Accretion of discount and dividends on redeemable convertible preferred stock	(98)	(4,287)

Net loss attributable to common stockholders	$(18,144)	$(34,991)

Net loss per share attributable to common stockholders—basic and diluted	$(1.89)	$(3.10)

Weighted-average number of common shares outstanding—basic and diluted	9,588	11,304

Pro forma net loss per share, basic and diluted (unaudited)		$(0.28)

Pro forma weighted average common shares outstanding (unaudited)		110,722

The accompanying notes are an integral part of these consolidated financial statements.

ONCORUS, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity

(in thousands, except share amounts)

	SERIES A-1 REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2017	46,068,750	$36,315	—	$—	8,711,030	$1	$655	$(22,937)	$(22,281)
Issuance of Series A-1 preferred stock	30,599,992	24,480	—	—	—	—	—	—	—
Accretion of Series A-1 preferred stock	—	98	—	—	—	—	(98)	—	(98)
Stock-based compensation expense	—	—	—	—	—	—	326	—	326
Conversion of Series A-1 preferred stock	(168,750)	—	—	—	168,750	—	—	—	—
Vesting of restricted common stock	—	—	—	—	1,658,249	—	—	—	—
Exercise of options to purchase common stock	—	—	—	—	115,551	—	22	—	22
Net loss	—	—	—	—	—	—	—	(18,046)	(18,046)

Balance at December 31, 2018	76,499,992	60,893	—	—	10,653,580	1	905	(40,983)	(40,077)
Issuance of Series B preferred stock	—	—	62,535,183	51,452	—	—	—	—	—
Series A-1 and Series B preferred stock dividends and accretion	—	2,601	—	1,686	—	—	(1,676)	(2,611)	(4,287)
Stock-based compensation expense	—	—	—	—	—	—	711	—	711
Vesting of restricted common stock	—	—	—	—	861,982	—	—	—	—
Exercise of options to purchase common stock	—	—	—	—	435,362	—	60	—	60
Net loss	—	—	—	—	—	—	—	(30,704)	(30,704)

Balance at December 31, 2019	76,499,992	$63,494	62,535,183	$53,138	11,950,924	$1	$—	$(74,298)	$(74,297)

The accompanying notes are an integral part of these consolidated financial statements.

ONCORUS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	YEARS ENDED DECEMBER 31,
	2018	2019
Operating activities:
Net loss	$(18,046)	$(30,704)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	956	1,071
Stock-based compensation	326	711
Loss on disposal of fixed assets	—	47
Change in fair value of Series A-1 and Series B tranche rights	(363)	—
Changes in:
Prepaid expenses and other current assets	(280)	212
Accounts payable and other current liabilities	823	(33)
Accrued expenses	(197)	1,915
Deferred rent	(382)	(423)

Net cash used in operating activities	(17,163)	(27,204)

Investing activities
Purchase of property and equipment	(291)	(977)

Net cash used in investing activities	(291)	(977)

Financing activities
Proceeds from exercise of options to purchase common stock	22	60
Proceeds from issuance of Series A-1 preferred stock	24,480	—
Proceeds from issuance of Series B preferred stock and tranche liability	—	53,328

Net cash provided by financing activities	24,502	53,388

Increase in cash and cash equivalents	7,048	25,207
Cash and cash equivalents at beginning of period	13,031	20,079

Cash and cash equivalents at end of period	$20,079	$45,286

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in accrued expenses	$—	$316

Accretion of discount and dividends on preferred stock	$98	$4,287

The accompanying notes are an integral part of these consolidated financial statements.

ONCORUS, INC.

Notes to Consolidated Financial Statements

(Information as of December 31, 2018 and 2019 and for the years then ended)

1. Nature of the Business and Liquidity

Oncorus, Inc. (the “Company”) is a biopharmaceutical company focused on developing next-generation viral immunotherapies to transform outcomes for cancer patients. Using its two platforms, the Company is developing a pipeline of intratumorally and intravenously administered product candidates designed to selectively attack and kill tumor cells.

The Company’s operations to date have focused on organization and staffing, business planning, raising capital, acquiring and developing the Company’s technology, establishing the Company’s intellectual property portfolio, identifying potential product candidates and undertaking preclinical studies and manufacturing. The Company does not have any product candidates approved for sale and has not generated any revenue from product sales. The Company’s product candidates are subject to long development cycles and the Company may be unsuccessful in its efforts to develop, obtain regulatory approval for or market its product candidates.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, possible failure of preclinical studies or clinical trials, the need to obtain marketing approval for its product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing, and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The Company has funded its operations to date primarily through private sales of redeemable convertible preferred stock.

Going Concern

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company has incurred recurring negative cash flows since inception and has funded its operations primarily from the sale of redeemable convertible preferred stock. The Company had an accumulated deficit of $74.3 million as of December 31, 2019. The Company had net losses of $18.0 million and $30.7 million for the years ended December 31, 2018 and 2019, respectively. The Company expects to continue to incur significant expenses and operating losses for the foreseeable future.

As of July 29, 2020, the issuance date of these consolidated financial statements for the year ended December 31, 2019, the Company expects its cash and cash equivalents of $45.3 million as of December 31, 2019 will not be sufficient to fund the operating expenses and capital expenditure requirements necessary to advance its research efforts and clinical trials for one year from the issuance date of these consolidated financial statements and the Company will need to obtain additional funding. Upon reaching certain clinical development milestones for the Company’s primary clinical candidate, as defined in the terms of the Series B Redeemable Convertible Preferred Stock (“Series B”) stock purchase agreement, the Company is eligible to receive funding through the additional sale of Series B (see Note 6) in the amount of $35.8 million. In addition, the Company intends to pursue a public offering of its common stock to fund future operations. There can be no assurances, however, that the current operating plan or clinical development milestone will be achieved or that additional funding will be available or on terms acceptable to the Company. If the Company is unable to obtain sufficient funding, it could be required to delay its development efforts, limit activities and reduce research and development costs, which could adversely affect its business prospects.

Based on the Company’s recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, and the need to raise additional capital to finance its future operations, the Company’s management concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of the consolidated financial statements for the year ended December 31, 2019.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2. Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and ASU of the FASB.

Principles of Consolidation

The accompanying consolidated financial statements of the Company include the accounts of its wholly owned subsidiary, Oncorus Securities Corporation. All intercompany transactions have been eliminated in consolidation. The Company has one operating segment.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates its estimates, which include, but are not limited to, the estimated fair value of the Company’s common stock and share-based awards utilized for stock-based compensation purposes, the Company’s Series A-1 and Series B tranche rights (see Note 6), accrued expenses, and amounts of expenses during the reported period. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

Concentration of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company has all of its cash at one financial institution that management believes to be of high credit quality, in amounts that exceed federally insured limits. Cash equivalents consist of money market funds that invest primarily in U.S. government-backed securities and treasuries.

The Company is dependent upon a third-party contract manufacturer and third-party contract research organizations for the performance of portions of its testing for pre-clinical and clinical studies. The Company believes that its relationships with these organizations are satisfactory, and that alternative suppliers of these services are available in the event of the loss of one or more of these suppliers.

Research and Development Expenses

Research and development expenses are expensed as incurred. Research and development expenses consist of costs incurred to discover, research and develop drug candidates, including compensation-related expenses for research and development personnel, including stock-based compensation expense, preclinical and clinical activities, costs of manufacturing, overhead expenses including facilities and laboratory expenses, materials and supplies, amounts paid to consultants and outside service providers, and depreciation and amortization.

Upfront and annual license payments related to acquired technologies or technology licenses which have not yet reached technological feasibility and have no alternative future use are also included in research and development expense for the period in which they are incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation expense, for personnel in executive, finance and accounting, business development, operations and administrative functions. General and administrative expenses also include fees for legal, consulting, accounting and audit services as well as insurance, outside service providers, direct and allocated facility-related costs and depreciation and amortization.

Interest Income on Investments

Interest income is separately presented on the consolidated statements of operations and comprehensive loss and consists of interest on cash and cash equivalents.

Cash and Cash Equivalents

The primary objectives for the Company’s investment portfolio are the preservation of capital and maintenance of liquidity. The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2018 and 2019, cash and cash equivalents include bank demand deposits and money market funds that invest primarily in U.S. government-backed securities and treasuries. Cash equivalents are stated at cost, which is substantially equivalent to fair value.

Property and Equipment, Net

Property and equipment are recorded at cost. Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Property and equipment are depreciated as follows:

ASSET TYPE	ESTIMATED USEFUL LIFE
Computer equipment and software	3-5 years
Furniture and fixtures	5 years
Laboratory equipment	5 years

Leasehold improvements	Shorter of lease term or estimated useful life

Upon retirement or sale, the cost and related accumulated depreciation and amortization of assets disposed of are removed from the accounts, and any resulting gain or loss is included in loss from operations as a component of other income (expense).

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review were to be performed to evaluate a long-lived asset for recoverability, the Company would compare forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized if estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly, such as quoted market prices, interest rates, and yield curves.

Level 3—Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

To the extent a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s cash equivalents, classified within Level 1, are valued using net asset value per share for the money market funds.

The Company’s Series A-1 and Series B tranche rights are classified within Level 3 of the fair value hierarchy because they are valued using significant inputs not observable in the market. The valuation of tranche rights uses assumptions the Company believes would be made by a market participant. The Company assesses these estimates on an on-going basis as additional data impacting the assumptions is obtained. Refer to Note 6 for additional information regarding the valuation of the Series A-1 and Series B tranche rights.

The Company believes that the carrying amounts of prepaid expenses, other current assets, accounts payable, and accrued expenses approximate their fair value due to the short-term nature of those instruments.

Research Contract Costs and Accruals

The Company has entered into various research service arrangements under which vendors perform various services. The Company records accrued expenses for estimated costs incurred under the arrangements. When evaluating the adequacy of the accrued expenses, the Company analyzes the progress of the studies, trials or other services performed, including invoices received and contracted costs. Judgments and estimates are made in determining the accrued expense balances at the end of each reporting period.

Deferred Rent

The Company has received tenant improvement consideration from its landlord as well as free rental periods, each of which are amortized on a straight-line basis over the term of the lease.

Patent Costs

The Company expenses patent costs as incurred and records such costs within general and administrative expenses.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ (deficit) equity that result from transactions and economic events other than those with stockholders. For all periods presented, net loss is the same as comprehensive loss as there are no comprehensive income items.

Classification and Measurement of Series A-1 and Series B Redeemable Convertible Preferred Stock

The Company has classified its Series A-1 Redeemable Convertible Preferred Stock (“Series A-1”) and Series B outside of permanent equity because the shares of Series A-1 and Series B contain certain redemption features that result in the Series A-1 and Series B being redeemable (i) at the option of the holder or (ii) upon the occurrence of events that are not solely within the control of the Company. As a result of these redemption provisions, the Series A-1 and Series B are recorded outside of permanent equity and are subject to subsequent measurement under the guidance provided under ASC 480-10-S99. While the Series A-1 and Series B are not currently redeemable, the Series A-1 and Series B are probable of becoming redeemable, and the Company has elected to recognize changes in the redemption amount over the period from the date of issuance to the earliest possible redemption date. Changes in the redemption amount are recognized as a deemed dividend and presented as a reduction to income attributable to common stockholders.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be realized and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by analyzing carryback capacity in periods with taxable income, reversal of existing taxable temporary differences and estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. The Company recognizes any interest and penalties related to uncertain tax positions in income tax expense.

Stock-Based Compensation

The Company measures all stock options and other stock-based awards granted based on the fair value of the award on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company has elected to recognize forfeitures as they occur. The reversal of compensation cost previously recognized for an award that is forfeited because of a failure to satisfy a service or performance condition is recognized in the period of the forfeiture. Generally, the Company issues stock options and restricted stock awards with only service-based vesting conditions and records the expense for these awards using the straight-line method over the requisite service period. In November 2018, the Company granted a performance-based option to an employee with a total fair value of $0.1 million. A portion of these options vested upon the closing of the Series B financing and stock compensation of $0.04 million was recorded in 2019 related to these vested options. The vesting condition for the remainder of these options was not considered probable and as a result, no stock-based compensation was recorded related to this portion of the award during the year ended December 31, 2019.

Prior to the adoption of ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) on January 1, 2019, the Company measured stock-based awards granted to non-employee consultants based on the fair value of the award on the date on which the related service was complete. Compensation expense was recognized over the period during which services were rendered by such consultants and non-employees until completed. At the end of each reporting period prior to completion of the service, the fair values of these awards were remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model. There was no material impact to the consolidated financial statements as a result of the adoption of ASU No. 2018-07.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

The Company estimates the fair value of common stock using an appropriate valuation methodology, in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of

Privately-Held Company Equity Securities Issued as Compensation. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, guideline public company information, the prices at which the Company sold redeemable convertible preferred stock to third parties in arms’ length transactions, the rights and preferences of securities senior to the Company’s common stock at the time, and the likelihood of achieving a liquidity event such as an initial public offering or sale. Significant changes to the assumptions used in the valuations could result in different fair values of stock options and restricted stock at each valuation date, as applicable.

The fair value of each stock option grant is estimated using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies within the biotechnology industry with characteristics similar to the Company. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero, based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Net Loss Per Share

Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of the Company’s common shares and participating securities. The Company’s Series A-1 and Series B contain participating rights in any dividend paid by the Company and are therefore participating securities. Net loss attributable to common stockholders and participating securities is allocated to each share on an as-converted basis as if all of the earnings for the period had been distributed. However, the participating securities do not include a contractual obligation to share in the losses of the Company and are not included in the calculation of net loss per share in the periods that have a net loss. In addition, common stock equivalent shares (whether or not participating) are excluded from the computation of diluted earnings per share in periods in which they have an anti-dilutive effect on net loss per share.

Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method and treasury stock method, as applicable. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Diluted net loss per share is equivalent to basic net loss per share for the years presented herein because common stock equivalent shares from the Series A-1, Series B, restricted stock, stock option awards and outstanding warrants to purchase common stock (see Note 8) were anti-dilutive.

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process equity issuances as deferred offering costs until such equity issuances are consummated. After consummation of the equity issuance, these costs are recorded as a reduction in the capitalized amount associated with the equity issuance. Should the equity issuance be delayed or abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss. During 2019, the Company incurred $1.5 million of deferred offering costs related to the Company’s proposed initial public offering (“IPO”). These offering costs were expensed at December 31, 2019 due to the expected timing of the Company’s proposed IPO.

Pro Forma Financial Information (unaudited)

Upon the closing of a qualified IPO (as defined in the Company’s Certificate of Incorporation), all of the Company’s outstanding shares of Series A-1 and Series B will automatically convert into shares of common stock. The accompanying unaudited pro forma balance sheet as of December 31, 2019 has been prepared to give effect to the automatic conversion of all outstanding shares of Series A-1 into an aggregate of 76,499,992 shares of common stock and the automatic conversion of all outstanding shares of Series B into an aggregate of 62,535,183 shares of common stock as if the Company’s proposed IPO had occurred on December 31, 2019. The shares of common stock issuable and the proceeds expected to be received in the proposed IPO are excluded from such pro forma financial information.

The unaudited pro forma basic and diluted net loss per share in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2019 have been computed to give effect to the automatic conversion of all outstanding shares of Series A-1 and Series B into shares of common stock. The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2019 was computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of the Series A-1 and Series B into shares of common stock, as if the Company’s proposed IPO had occurred on the later of January 1, 2019 or the original issuance dates of the Series A-1 and Series B. The unaudited pro forma net loss per share does not include the shares expected to be sold or related proceeds to be received in the proposed IPO. The unaudited pro forma net loss per share also excludes the dividends and accretion of the Series A-1 and Series B as the Series A-1 and Series B are assumed to be converted at the beginning of the period or the date of issuance, if later.

The following table summarizes the Company’s unaudited pro forma net loss per share attributable to common stockholders (in thousands, except per share data):

YEAR ENDED DECEMBER 31, 2019
Numerator:
Net loss attributable to common stockholders	$(34,991)
Accretion of discount and dividends on redeemable convertible preferred stock	4,287

Pro forma net loss attributable to common stockholders	$(30,704)

Denominator:
Weighted average number of common shares outstanding	11,304
Pro forma weighted average shares outstanding after giving effect to the conversion of redeemable convertible preferred stock	99,418

Pro forma weighted average common shares outstanding	110,722

Pro forma basic and diluted net loss per share attributable to common stockholders, basic and diluted	$(0.28)

In November 2018, the Company granted a performance-based stock option to an employee for which a portion of the vesting is triggered by completion of an IPO. The stock-based compensation expense related to the vesting of this performance award is not included in the pro forma amounts above as the impact would be immaterial.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the date the financial statements are issued for potential recognition or disclosure in the financial statements. The Company has completed an evaluation of all subsequent events after the audited balance sheet date of December 31, 2019 through the date the financial statements were issued, to ensure that these financial statements include appropriate disclosure of events both recognized in the financial statements as of December 31, 2019 and events which occurred subsequently but were not recognized in the financial statements. Refer to Note 14 for disclosure of material non-recognized subsequent events.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 will require lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. Leases will be classified as either operating or finance leases, and classification will be based on criteria similar to current lease accounting, but without explicit bright lines. For emerging growth companies (“EGCs”), such as the Company, ASU 2016-02, as amended, will be effective for annual reporting periods beginning after December 15, 2021 and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the full impact that the adoption of ASU 2016-02 is expected to have on its financial statements; however, the adoption of ASU 2016-02 will require the recognition at the adoption date of both a lease liability, based on the present value of future lease payments, and a corresponding right-to-use asset, which amounts the Company expects to be material. The future lease payment obligations as of December 31, 2019 are disclosed in Note 11.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework (“ASU 2018-13”), which improves the disclosure requirements for fair value measurements. For EGCs, ASU 2018-13 will be effective for the Company for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for any removed or modified disclosures. The Company is currently evaluating the impact that the adoption of ASU 2018-13 is expected to have on its financial statements.

3. Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis (in thousands):

	FAIR VALUE MEASUREMENTS AS OF DECEMBER 31, 2018
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Money market funds	$19,881	$—	$—	$19,881

	$19,881	$—	$—	$19,881

	FAIR VALUE MEASUREMENTS AS OF DECEMBER 31, 2019
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Money market funds	$38,430	$—	$—	$38,430

	$38,430	$—	$—	$38,430

Liabilities:
Series B tranche rights	$—	$—	$1,876	$1,876

	$—	$—	$1,876	$1,876

Information regarding the valuation method and significant assumptions used in valuing the Series B tranche rights is included in Note 6.

4. Property and Equipment

Property and equipment, net as of December 31, 2018 and 2019 consisted of the following (in thousands):

	DECEMBER 31,
	2018	2019
Laboratory equipment	$2,514	$3,144
Computer equipment and software	41	114
Furniture and fixtures	159	313
Leasehold improvements	3,427	3,427
Fixed assets not yet placed in service	—	328

	6,141	7,326
Less accumulated depreciation	(1,841)	(2,851)

Total property and equipment, net	$4,300	$4,475

Depreciation expense was $1.0 million and $1.1 million for the years ended December 31, 2018 and 2019, respectively, which is included within operating expenses in the consolidated statement of operations and comprehensive loss.

5. Accrued Expenses

At December 31, 2018 and 2019, accrued expenses consisted of the following (in thousands):

	AS OF DECEMBER 31,
	2018	2019
Accrued research and development costs	$466	$1,614
Accrued compensation	617	961
Accrued professional fees	114	564
Miscellaneous accrued expenses	93	382

Total accrued expenses	$1,290	$3,521

6. Series A-1 and Series B Tranche Rights

Series A-1 Tranche Rights

Included in the terms of the purchase agreement for the Series A-1 (“Series A-1 Purchase Agreement”) were tranche rights granted to the purchasers of the Series A-1 (“Series A-1 Tranche Rights”).

The Series A-1 Tranche Rights provided the holders with the right to purchase additional shares of Series A-1 and Series A-2 Redeemable Convertible Preferred Stock (“Series A-2”) in two additional future tranches. The first tranche was for the purchase of additional shares of Series A-1 and was based upon the passage of time. The second tranche was for the purchase of Series A-2 and was based upon the Company achieving certain future clinical development milestones. These collective Series A-1 Tranche Rights met the definition of a freestanding financial instrument, as the Series A-1 Tranche Rights were both legally detachable and separately exercisable from the Series A-1. In addition, the Company determined the Series A-1 Tranche Rights met the definition of a liability (or in some circumstances, an asset) because the Series A-1 Tranche Rights (i) embodied an obligation to repurchase the Company’s equity shares and (ii) may have required the Company to settle the obligation by transferring assets. As a result, upon issuance, the respective Series A-1 Tranche Rights were initially recorded at fair value and subsequently re-measured at fair value each reporting period (and at settlement, as applicable). Changes in the fair value were recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive loss.

While outstanding, the estimated fair value of the Series A-1 Tranche Rights was determined using a probability-weighted present value model that considered the probability of triggering the Series A-1 Tranche Rights through achievement of the clinical development milestones specified in the Series A-1 Purchase Agreement. The Company converted the future values to their present values using a discount rate it considered to be appropriate for probability-adjusted cash flows. The estimates were based, in part, on subjective assumptions. Changes to these assumptions could have had a significant impact on the reported fair value of the Series A-1 Tranche Rights.

Upon the issuance of Series A-1 in June 2017, the Company settled the first tranche of the Series A-1 Tranche Rights. The clinical development milestones set forth in the Series A-1 Purchase Agreement that would have triggered the issuance of shares of Series A-2 were ultimately not met. In response, on September 6, 2018, an Amended and Restated Series A-1 Stock Purchase Agreement was adopted, which allowed for (i) the holders of the Series A-1 to purchase 30,599,992 shares of Series A-1 at $0.80 per share in lieu of any Series A-2 shares, (ii) the termination of any remaining rights and obligations associated with the Series A-1 Tranche Rights and (iii) the Series A-2 no longer being an authorized class of capital stock.

This modification to the terms of the Series A-1 Tranche Rights was treated, in effect, as a settlement of the Series A-1 Tranche Rights and subsequent issuance of Series A-1. As settlement pursuant to its original terms was not expected to occur, the fair value of the Series A-1 Tranche Rights was deemed to be zero, resulting in a

$0.4 million gain recorded in other income (expense) in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2018.

Series B Tranche Rights

Included in the terms of the purchase agreement for the Series B (“Series B Purchase Agreement”) were tranche rights granted to the purchasers of the Series B (“Series B Tranche Rights”).

The Series B Tranche Rights provide the holders with the right to purchase additional shares of Series B, in a future tranche, upon either the achievement by the Company of certain clinical development milestones for the Company’s primary clinical candidate, as set forth in the Series B Purchase Agreement, or upon the election of certain holders of the Series B prior to August 5, 2021. In the future tranche, the Company may sell up to 41,690,117 shares of Series B at $0.8597 per share, the full amount of which would result in gross proceeds to the Company of $35.8 million.

At the time of issuance, the Series B Tranche Rights met the definition of a freestanding financial instrument, as the Series B Tranche Rights are both legally detachable and separately exercisable from the Series B. In addition, the Company determined at the time of issuance that the Series B Tranche Rights met the definition of a liability (or in some circumstances, an asset) because the Series B Tranche Rights (i) embody an obligation to repurchase the Company’s equity shares and (ii) may require the Company to settle the obligation by transferring assets. As a result, upon issuance, the respective Series B Tranche Rights were initially recorded at fair value and are subsequently re-measured at fair value each reporting period until settlement. Changes in the fair value are recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive loss.

While outstanding, the estimated fair value of the Series B Tranche Rights is determined using a probability-weighted present value model that considers the probability of triggering the Series B Tranche Rights through achievement of the clinical development milestones specified in the Series B Purchase Agreement. The Company converts the future values to their present values using a discount rate it considers to be appropriate for probability-adjusted cash flows. The estimates are based, in part, on subjective assumptions. Changes to these assumptions could have a significant impact on the reported fair value of the Series B Tranche Rights. Significant assumptions for the Series B Tranche Rights valuations at execution and December 31, 2019 include an 85% probability of achieving the clinical development milestones at both dates and a discount rate of 1.9% and 1.6%, respectively.

A rollforward of the Series A-1 and Series B Tranche Rights liability for the years ended December 31, 2018 and 2019 is as follows (in thousands):

	SERIES A-1 TRANCHE RIGHTS	SERIES B TRANCHE RIGHTS
Balance at December 31, 2017	$363	$—
Change in fair value	(363)	—

Balance at December 31, 2018	—	—
Change in fair value	—	—
Issuance of Series B tranche rights liability	—	1,876

Balance at December 31, 2019	$—	$1,876

7. Redeemable Convertible Preferred Stock

At December 31, 2019, the Company had 180,725,292 shares of preferred stock, par value $0.0001 per share, in authorized capital. At December 31, 2019, the preferred stock consisted of 76,499,992 authorized, issued and outstanding shares of Series A-1 and 104,225,300 authorized and 62,535,183 issued and outstanding shares of Series B.

Issuances of Series A-1 (and Series A-1 Tranche Rights)

2016 Issuances

On March 31, 2016, the Company issued 4,612,500 shares of Series A Redeemable Convertible Preferred Stock (“Series A”) at a price of $1.00 per share and warrants (the “Common Stock Warrants”) to purchase 691,875 shares of common stock at an exercise price of $0.10 per share for aggregate gross proceeds of $4.6 million. Each Common Stock Warrant initially entitled the holder to purchase one share of common stock. The Company incurred issuance costs of $0.4 million directly associated with the issuance of the Series A.

On July 11, 2016, the Company and the holders of the Series A agreed to convert and exchange each share of Series A and each Common Stock Warrant into 1.25 shares of Series A-1 and a Common Stock Warrant to purchase 1.25 shares of common stock.

In addition, on July 11, 2016, the Company issued 16,137,499 shares of Series A-1 at a price of $0.80 per share for gross proceeds of $12.9 million. These shares of Series A-1 included the Tranche Rights described in Note 6. For the first tranche, the Company agreed to issue 21,165,626 shares of Series A-1 at $0.80 per share approximately one year following the initial issuance of Series A-1. The second tranche was for 22,086,537 shares of Series A-2 at a price of $1.04 per share, respectively, and was dependent upon the achievement of certain clinical development milestones.

On October 27, 2016, the Company issued an additional 1,500,000 shares of Series A-1 at a price of $0.80 per share for gross proceeds of $1.2 million. These Series A-1 shares were issued with terms consistent with those noted above for the July 11, 2016 issuance of the Series A-1 and also included Tranche Rights, on the same terms, for the future issuances of 1,500,000 shares of Series A-1 for $0.80 and 1,538,462 shares of Series A-2 for $1.04 per share.

2017 Issuances

In June 2017, the first tranche was settled, and the Company issued 22,665,626 shares of Series A-1 at a price of $0.80 per share for gross proceeds to the Company of $18.1 million.

2018 Issuances

As previously disclosed in Note 6, the clinical development milestones set forth in the Series A-1 Purchase Agreement that would trigger the issuance of shares of Series A-2 were ultimately not met. In response, on September 6, 2018, an Amended and Restated Series A-1 Stock Purchase Agreement was adopted, which allowed for (i) the holders of the Series A-1 to purchase 30,599,992 shares of Series A-1 at $0.80 per share in lieu of any Series A-2 shares, (ii) the termination of any remaining rights and obligations associated with the Series A-1 Tranche Rights and (iii) the Series A-2 no longer being an authorized class of capital stock.

Issuance of Series B Redeemable Convertible Preferred Stock

In August 2019, the Company authorized and agreed to sell 92,477,021 shares of Series B in two tranches. The first tranche closed on dates between August 5, 2019 and August 27, 2019. On those dates, the Company sold a total of 55,486,215 shares of Series B at $0.8597 per share, for gross proceeds to the Company of $47.7 million. In November 2019, the Company authorized and agreed to sell 11,748,279 additional shares of its Series B to new investors on the same terms and conditions as the previous sale of Series B. The first tranche of this sale occurred on November 27, 2019, in which the Company sold 7,048,968 shares of Series B for gross proceeds of $6.1 million. The Company paid $0.4 million of issuance costs related to these sales.

The second tranche of the Series B will occur upon either achievement by the Company of certain clinical development milestones, as set forth in the Series B Purchase Agreement, for the Company’s primary clinical candidate, or upon election of certain holders of Series B prior to August 5, 2021. For the second tranche, the Company may sell up to 41,690,117 shares of Series B at $0.8597 per share, the full amount of which would result in gross proceeds to the Company of $35.8 million.

The following is a description of the rights and privileges of the Series B and A-1:

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the affairs of the Company or Deemed Liquidation Event (as defined below), each holder of a share of Series B shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Series A-1 and common stock, an amount equal to $0.8597 per share, plus any accrued but unpaid dividends. After payment of the full liquidation preference to the holders of Series B, each holder of a share of Series A-1 shall be entitled to receive, in preference to any distribution of any of the assets or surplus funds of the Company to the holders of common stock, an amount equal to an issuance price of $0.80 per share, plus any accrued but unpaid dividends. If upon such liquidation event, the assets of the Company available for distribution are insufficient to permit payment in full to the holders of the Series B, the proceeds will be ratably distributed among the holders of Series B. If the assets of the Company available for distribution are sufficient to pay the Series B holders in full, but insufficient to permit payment in full to the holders of Series A-1, the remaining proceeds will be ratably distributed among the holders of Series A-1. Any remaining proceeds after full payment to the holders of Series B and Series A-1 are available to the holders of Series B, Series A-1 and common stock to share proportionately on an as-converted basis. As of December 31, 2019, the aggregate liquidation value of the Series B and A-1 shares was $55.3 million and $63.7 million, respectively.

Unless otherwise elected by 68% of the Series B holders, including certain identified Series B holders, a merger or consolidation involving the Company in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving company is considered to be a Deemed Liquidation Event. A sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company is also considered a Deemed Liquidation Event.

Redemption

Upon the demand of the holders of at least 68% of the then outstanding shares of Series B, including certain identified Series B holders, but not prior to August 5, 2026, the Company shall redeem from each holder of Series B and Series A-1 on an equal basis, in three annual installments, the then outstanding shares of Series B and A-1 at an amount equal to the greater of (a) the Series B and A-1 at their original issue prices of $0.8597 and $0.80 per share, respectively, plus any declared but unpaid dividends or (b) the then fair market value of the Series B and Series A-1 on the date of receipt of the redemption request. This redemption feature results in the Series B and Series A-1 being redeemable at the option of the holder (based on the passage of time). As a result, the Series B and Series A-1 are recorded outside of permanent equity and subject to subsequent measurement under the guidance provided under ASC 480-10-S99. While the Series B and Series A-1 are not currently redeemable, the Series B and Series A-1 are probable of becoming redeemable, and the Company has elected to recognize changes in the redemption amount over the period from the date of issuance to the earliest possible redemption date of the Series B and Series A-1. Changes in the redemption amount are recognized as a deemed dividend and presented as a reduction to income attributable to common stockholders.

Conversion

Each share of Series B and Series A-1 are convertible at the option of the holder at any time and without the payment of any additional consideration into that number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price of the Series B or Series A-1 by the conversion price in effect at the time of conversion. The initial conversion prices of the Series B and Series A-1 are equal to the original issuance prices of the Series B and Series A-1, respectively.

All outstanding shares of Series B and Series A-1 are automatically convertible into common stock, based upon either: (i) the vote or written consent of holders of at least 68% of the Series B outstanding at that time, including certain identified Series B holders, or (ii) the closing of a firm commitment, underwritten initial public offering, in which the aggregate proceeds to the Company are at least $50.0 million, and having a valuation of the Company, immediately prior to the initial public offering, of at least $200.0 million.

Pay to Play Requirement

All Series B holders are subject to a pay-to-play clause according to which non-participating investors in the second tranche described above would be required to convert all their Series B to common stock at a conversion ratio of one share of common stock for every 10 shares of Series B.

All Series A-1 investors were subject to a pay-to-play clause according to which non-participating investors in later tranches of Series A-1 offering would be required to convert all their shares of Series A-1 to common stock at the then applicable conversion ratio.

As of September 6, 2018, three investors chose not to participate in the Company’s second tranche of its Series A-1 offering and had an aggregate of 168,750 shares of Series A-1 converted into an equal number of shares of the Company’s common stock.

Voting Rights

The holders of Series B are entitled to vote, together with the holders of Series A-1 and common stock, on all matters submitted to stockholders for a vote. Each share of Series B and Series A-1 are entitled to the number of votes equal to the number of shares of common stock into which each share of Series B and Series A-1 are convertible at the time of such vote. At all times during which at least 2,250,000 shares of Series A-1 remain outstanding, the holders of the outstanding shares of Series A-1 shall have the exclusive right, separately from the Series B and common stock, to elect three directors of the Company. The holders of the Series B shall have the right, exclusively and as a separate class, to elect one director of the Company.

Dividends

Series B holders are entitled to receive dividends at an annual rate of $0.06877 per share, which shall accrue from day to day, whether or not such dividends are declared by the Board of Directors, and shall be cumulative. The dividends shall be payable only when and if declared by the Board of Directors. The Company may not declare, pay or set aside any dividends on any other shares of capital stock unless the Series B holders first receive, or simultaneously receive, a dividend in an amount at least equal to the amount of the aggregate accumulated dividends that are accrued but not previously paid, or an amount equal to a formula, which is tied to dividends paid on other classes of stock.

Holders of the Series A-1 shall be entitled to dividends at an annual rate of $0.064 per share. Prior to the issuance of the Series B, Series A-1 dividends were payable only when, as, and if declared by the Board of Directors, and the Company was under no obligation to pay any dividends. Upon the issuance of Series B, the Series A-1 dividend terms were modified such that the Series A-1 dividends became cumulative and began accruing from the dates of original issuance of the Series A-1. Dividends are first payable to the Series B holders and, thereafter, to the holders of Series A-1 in the same manner as in the case of Series B (i.e., accrued dividends not yet paid or a payment formula tied to dividends paid on other classes of stock). That is, upon declaring a dividend to common stock, the holders of the Series B and Series A-1 have a right to receive (i) any unpaid cumulative dividends or (ii) dividends that function on an “as-if” converted basis, with the Series B holders having a dividend preference over the holders of Series A-1 in the order of payout.

8. Common Stock

Each share of common stock is entitled to one vote. The holders of shares of common stock are entitled to receive dividends, if and when declared by the Board of Directors. The voting, dividend, and liquidation rights of the holders of common stock are subject to, and qualified by, the rights, powers, and preferences of the holders of Series B and Series A-1 as described above.

Restricted Stock

The Company issued restricted stock to its founders and certain officers of the Company. In general, the shares of restricted stock vest over a four-year period, with 25% of the shares vesting after one year, followed by monthly vesting over the remaining three years. A summary of non-vested restricted stock during the year ended December 31, 2019 is as follows:

	AMOUNT	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE
Balance at December 31, 2018	1,868,605	$0.13
Repurchases	(503,750)	0.13
Issuances	—	—
Vested	(861,982)	0.13

Balance at December 31, 2019	502,873	$0.13

Common Stock Warrants

The Company issued the Common Stock Warrants in connection with its Series A financing in March 2016 (as described in Note 7). The Common Stock Warrants allow for the holders to purchase 864,845 shares of common stock at $0.10 per share. As of December 31, 2019, all of the Common Stock Warrants were fully exercisable. The Common Stock Warrants expire in 2031.

The Company has reserved shares of common stock for the conversion or exercise of the following securities:

DECEMBER 31, 2019
Conversion of Series A-1	76,499,992
Conversion of Series B	62,535,183
Exercise of common stock warrants	864,845
Exercise of options to purchase common stock	24,067,573
Vesting of restricted stock	502,873
Shares available for issuance under the Plan	2,432,277

Total	166,902,743

9. Equity Incentive Plan

The Company adopted the 2016 Equity Incentive Plan (the “Plan”) on March 31, 2016. The Plan, as amended, provides for the granting of stock options, restricted stock awards, restricted stock units, stock appreciation rights and other stock awards to employees, directors and non-employees. The Company has reserved 33,072,397 shares of common stock for grants under the Plan. All option awards are granted with an exercise price equal to or greater than the market price of the Company’s stock at the date of grant. Option awards generally vest over three to four years. Certain option awards provide for accelerated vesting if there is a change in control as defined in the Plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model using the range of assumptions for the years ended December 31, 2018 and 2019 as noted in the following table:

	YEARS ENDED DECEMBER 31,
	2018	2019
Expected volatility	71.4%-77.7%	77.0%-78.7%
Expected dividends	0.0%	0.0%
Expected term (in years)	6.1-10	6.1-10
Risk-free rate	2.8%-3.2%	1.4%-2.4%

Total stock-based compensation (including both stock option awards and restricted stock) was as follows:

	YEARS ENDED DECEMBER 31,
	2018	2019
	(in thousands)
General and administrative	$207	$361
Research and development	119	350

Total stock-based compensation	$326	$711

Total stock-based compensation by award type was as follows:

	YEARS ENDED DECEMBER 31,
	2018	2019
	(in thousands)
Restricted stock	$199	$116
Stock options	127	595

Total stock-based compensation	$326	$711

In November 2018, the Company granted an employee an option to purchase 1,038,834 shares of the Company’s common stock having an exercise price per share equal to the fair value of the Company’s common stock on the date of the grant. This grant is included in the outstanding options in the summary table below. Vesting of the option is based on certain performance criteria and shall vest as follows: (i) 16.66% of the shares vested upon the first closing of the Company’s Series B stock financing, (ii) 33.33% of the shares vest in 24 equal monthly installments beginning with the first month following the initial closing of the Series B stock financing, (iii) 25% of the shares vest on the date immediately prior to an IPO of the Company’s equity securities and (iv) 25% of the shares vest in 24 equal monthly installments beginning with the first month following the IPO. Upon the closing of the Series B financing in August 2019, the option vested immediately with respect to 173,070 shares, and an additional 346,243 option shares began vesting over the following 24 months. As of December 31, 2019, the vesting conditions of the options subject to an IPO were not considered probable, and no stock-based compensation was recorded related to this portion of the award.

A summary of option activity under the Plan is presented below:

	SHARES	WEIGHTED- AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Outstanding at December 31, 2018	11,725,588	$0.14
Granted	13,406,278	0.39
Exercised	(435,362)	0.13
Canceled, expired or forfeited	(628,931)	0.18

Outstanding at December 31, 2019	24,067,573	$0.28	9.0	$6,696

Vested at December 31, 2019	5,505,557	$0.14	7.9	$2,301

The weighted average grant date fair value of options granted to employees, directors and non-employee consultants during the years ended December 31, 2018 and 2019 was $0.10 and $0.27, respectively. Total unrecognized compensation expense related to stock options amounted to $3.7 million at December 31, 2019 and is expected to be incurred over a weighted-average period of 3.5 years.

The total fair value of restricted shares vested during the years ended December 31, 2018 and 2019 was $0.2 million and $0.1 million, respectively.

At December 31, 2019, there were 2,432,277 shares of common stock available for grant under the Plan.

10. Income Taxes

A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the consolidated financial statements is as follows:

	DECEMBER 31,
	2018	2019
Federal income tax benefit at statutory rate	21.0%	21.0%
State income tax, net of federal benefit	6.3	6.1
Permanent differences	0.2	(0.3)
Research and development credit benefit	3.4	5.1
Change in valuation allowance	(30.9)	(31.9)

Effective income tax rate	—%	—%

The Company had a net loss for 2018 and 2019 and no income tax benefit has been recorded due to the full valuation allowance. The components of the Company’s deferred taxes at December 31, 2018 and 2019 are as follows (in thousands):

	DECEMBER 31,
	2018	2019
Deferred tax assets:
Net operating loss carryforwards (federal and state)	$9,864	$18,070
Tax credits (federal and state)	1,630	3,129
Accrued expenses and other liabilities	164	156
Capitalized research and development expenditures	835	835
Accrued landlord incentive	537	430
Stock based compensation	—	88

	13,030	22,708
Valuation allowance	(12,417)	(22,201)

Deferred tax liabilities:
Fixed assets	(613)	(507)

	(613)	(507)

Net deferred tax assets	$—	$—

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets for each period presented. The valuation allowance was $12.4 million as of December 31, 2018 and $22.2 million as of December 31, 2019. The increase in the valuation allowance of approximately $9.8 million in 2019 was primarily a result of operating losses generated with no corresponding financial statement benefit.

As of December 31, 2019, the Company had net operating loss carryforwards (“NOLs”) for federal income tax purposes of $66.4 million, of which $18.1 million will begin to expire in 2035, and approximately $48.3 million can be carried forward indefinitely. The Company also has $65.3 million of state net operating losses which expire at various dates through 2039. As of December 31, 2019, the Company also had available research and development tax credit carryforwards for federal and state income tax purposes of $2.3 million and $1.1 million, respectively, which begin to expire in 2035 and 2030, respectively. Utilization of the NOL carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the NOL carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed, and any limitation is known, no adjustments have been reflected in the deferred tax asset for NOLs.

For the year ended December 31, 2019, the Company generated research credits but has not conducted a study to document the qualified activities. This study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

The Company had no unrecognized tax benefits or related interest and penalties for the years ended December 31, 2018 and 2019.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending income tax examinations. The Company’s tax years are still open under statute from the year of formation to the present. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision.

The Company set up a Massachusetts securities corporation in 2019. The securities corporation is taxed on its investment income at the rate of 1.32%. The securities corporation was not material to the 2019 tax provision.

11. Commitments and Contingencies

Leases

In May 2016, the Company entered into an operating lease agreement for its corporate headquarters in Cambridge, Massachusetts, with a seven-year term that expires in January 2024. Rental payments related to the lease commenced in January 2017.

In connection with this lease, the Company was entitled to cash incentives from the landlord to be used for the construction of leasehold improvements within the facility. The Company received $2.7 million of such incentives, which were recorded as deferred rent on the balance sheet and are being amortized to rent expense over the lease term.

The Company recognizes rent expense on a straight-line basis over the lease period and has recorded deferred rent for rent expense incurred but not yet paid. During the years ended December 31, 2018 and 2019 the Company recognized total rent expense of $1.0 million and $1.0 million, respectively, related to office and lab space under the lease. The amount of variable rent expense for these periods was immaterial.

Future minimum lease payments for the Company’s operating leases as of December 31, 2019 were as follows (in thousands):

YEARS ENDING DECEMBER 31,
2020	$1,479
2021	1,523
2022	1,569
2023	1,616
2024	48

$6,235

License and Royalty Agreements

The Company has entered into license and royalty agreements for intellectual property with certain parties. Such arrangements require ongoing payments, including payments upon the achievement of certain development, regulatory and commercial milestones, receipt of sublicense income, as well as royalties on commercial sales.

Payments under these arrangements are expensed as incurred. The Company has not paid any royalties or milestone payments under these agreements through December 31, 2019.

The Company’s material license and collaboration agreements are summarized below.

Ospedale San Raffaele S.r.l. and Fondazione Telethon

In December 2015, the Company entered into a license agreement with Ospedale San Raffaele S.r.l. and Fondazione Telethon, as amended, for the use of certain patents and technology. The Company made an initial payment of $0.1 million, which amount was recorded as research and development expense. Under the terms of the license, the Company is required to pay an annual maintenance fee, up to $3.9 million in milestone payments for the first indication, up to $5.7 million in milestone payments for each subsequent indication and a low single digit tiered royalty on net sales of any covered products. The agreement terminates upon the expiration of the last remaining royalty obligation for a licensed product.

University of Pittsburgh

In March 2016, the Company entered into a license agreement, as amended, with University of Pittsburgh for the use of certain patents and technology. The Company made an initial payment of $0.1 million, which amount was recorded as research and development expense. Under the terms of the license, the Company is required to pay an annual maintenance fee and up to $2.6 million in milestone payments through first commercial product sale and a low single digit royalty on net product revenue, subject to annual minimum amounts, through the expiration of the patent claims.

Northwestern University

In December 2018, the Company entered into a license agreement with Northwestern University for the use of certain patents and technology. The Company made an initial payment of $0.1 million, which amount was recorded as research and development expense. Under the terms of the license, the Company is required to pay an annual maintenance fee and up to $4.1 million in milestone payments through the first commercial product sale and an annual low single digit royalty on net sales, subject to annual minimum amounts, through the later of ten years from the first commercial sale or the expiration of the patent claims.

WuXi Biologics Ireland Limited

In July 2019, the Company entered into a license agreement with an entity for the use of certain patents and technology. Under the terms of the license, the Company agreed to an initial license payment of $0.3 million and is required to pay milestone payments for the first product developed, as well as additional products, in addition to royalties on net product revenue. For the first product developed, the Company is required to pay up to $8.0 million in certain clinical milestone payments. For the first three products developed, the Company is also required to pay up to $27.0 million in commercial milestone payments for each product that achieves specified net sales levels along with product approvals in several countries. The Company also agreed to pay tiered royalties on net sales of licensed products ranging in the low-single digits. The obligation to pay royalties under the license agreement expires on a licensed product-by-licensed product and country-by-country basis upon expiry of the last valid claim of the licensed patents that cover such licensed product in such country.

Related Party License and Royalty Agreements

In connection with the sale of Series A preferred stock (see Note 7), certain investors are entitled to receive, in the aggregate, a royalty from the Company equal to 1% of net sales of Company products discovered or developed prior to an IPO by the Company. The royalty obligation expires upon the later of twelve years from the first commercial sale or the expiration of the patent.

Also in connection with the sale of Series A, the Company entered into a patent assignment agreement with an investor under which that investor would receive $1.0 million upon regulatory approval of a product in the United States and an annual low single-digit royalty on net product revenue. The Company is not currently developing any product candidates using the patent that was assigned to the Company.

In September 2016, the Company entered into a sublicense agreement with an entity affiliated with a stockholder of the Company for the use of certain patents and technology. Under the terms of the license, the Company is required to pay up to $7.6 million in milestone payments through first commercial product sale and an annual mid-single digit royalty on net sales through the expiration of the patent claims. The Company is not currently using the technology underlying these patents.

Litigation

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

12. Net Loss Per Share

The following securities that could potentially dilute basic net loss per share in the future were not included in the computation of diluted net loss per share for the periods presented, because to do so would have been antidilutive:

	YEARS ENDED DECEMBER 31,
	2018	2019
Series A-1	76,499,992	76,499,992
Series B	—	62,535,183
Outstanding stock options	11,725,588	24,067,573
Restricted stock	1,868,605	502,873
Common stock warrants	864,845	864,845

Total	90,959,030	164,470,466

13. Retirement Plan

The Company has a tax-qualified employee savings and retirement plan under Section 401(k) of the Code, covering all qualified employees. Participants may elect a salary deferral up to the statutorily prescribed annual limit for tax-deferred contributions. The Company did not make any matching contributions in 2018 or 2019.

14. Subsequent Events

The Company has completed an evaluation of all subsequent events after the audited balance sheet date of December 31, 2019 through July 29, 2020, the date the financial statements were issued. Subsequent to the issuance of the financial statements, the following event occurred and required disclosure in the financial statements:

Second Tranche of Series B Preferred Stock Financing (unaudited)

In September 2020, the Company achieved certain milestones related to the clinical development of its lead product candidate, ONCR-177. One of those milestones was that the three patients in the first cohort and first patient in the second cohort of the Company’s Phase 1 trial experienced no dose limiting toxicities within the first 28 days following their initial doses of ONCR-177. Upon achievement of the milestones, the Series B investors became obligated to purchase additional shares of Series B in a second tranche closing (see Note 6 for additional information). The Company has notified the Series B investors of the achievement of the milestones and expects to issue an aggregate of 41,690,117 shares of Series B at $0.8597 per share, for gross proceeds to the Company of $35.8 million, at the second tranche closing. The second tranche closing is expected to occur prior to the closing of the proposed IPO.

ONCORUS, INC.

Consolidated Balance Sheets

(in thousands, except for par value data)

(unaudited)

	DECEMBER 31, 2019	JUNE 30, 2020	PRO FORMA JUNE 30, 2020
Assets
Current assets:
Cash and cash equivalents	$45,286	$28,921	$28,921
Prepaid expenses and other current assets	615	1,671	1,671

Total current assets	45,901	30,592	30,592
Property and equipment, net	4,475	4,773	4,773
Other assets	450	450	450

Total assets	$50,826	$35,815	$35,815

Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$942	$1,895	$1,895
Accrued expenses	3,521	3,741	3,741
Deferred rent	467	489	489
Other current liabilities	8	8	8

Total current liabilities	4,938	6,133	6,133

Series B tranche rights (Note 5)	1,876	2,501	—
Deferred rent, net of current portion	1,677	1,423	1,423

Total liabilities	8,491	10,057	7,556
Commitments and contingencies (Note 9)

Redeemable convertible preferred stock:
Series A-1 redeemable convertible preferred stock, $0.0001 par value, 76,500 shares authorized at December 31, 2019 and June 30, 2020; 76,500 shares issued and outstanding as of December 31, 2019 and June 30, 2020; 0 shares issued and outstanding pro forma; liquidation preference of $66,859 at June 30, 2020	63,494	66,634	—
Series B redeemable convertible preferred stock, $0.0001 par value, 104,225 shares authorized at December 31, 2019 and June 30, 2020; 62,535 shares issued and outstanding as of December 31, 2019 and June 30, 2020; 0 shares issued and outstanding pro forma; liquidation preference of $57,470 at June 30, 2020	53,138	55,448	—

Stockholders’ (deficit) equity:
Common stock, $0.0001 par value, 227,000 shares authorized at December 31, 2019 and June 30, 2020; 11,951 and 12,139 shares issued and outstanding at December 31, 2019 and June 30, 2020, respectively; 151,175 shares issued and outstanding pro forma	1	1	15
Additional paid-in capital	—	—	124,569
Accumulated deficit	(74,298)	(96,325)	(96,325)

Total stockholders’ (deficit) equity	(74,297)	(96,324)	28,259

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$50,826	$35,815	$35,815

The accompanying notes are an integral part of these interim consolidated financial statements.

ONCORUS, INC.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except per share data)

(unaudited)

	SIX MONTHS ENDED JUNE 30,
	2019	2020
Operating expenses:
Research and development	$11,962	$12,633
General and administrative	2,465	4,059

Total operating expenses	14,427	16,692

Loss from operations	(14,427)	(16,692)
Other income (expense):
Change in fair value of Series B tranche rights	—	(625)
Other expense	(4)	(20)
Interest income	167	136

Total other income, net	163	(509)

Net loss and comprehensive loss	$(14,264)	$(17,201)

Accretion of discount and dividends on redeemable convertible preferred stock	(31)	(5,450)

Net loss attributable to common stockholders	$(14,295)	$(22,651)

Net loss per share attributable to common stockholders—basic and diluted	$(1.31)	$(1.87)

Weighted-average number of common shares outstanding—basic and diluted	10,948	12,081

Pro forma net loss per share, basic and diluted		$(0.11)

Pro forma weighted average common shares outstanding		151,116

The accompanying notes are an integral part of these interim consolidated financial statements.

ONCORUS, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity

(in thousands, except share amounts)

(unaudited)

	SERIES A-1 REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2018	76,499,992	$60,893	—	$—	10,653,580	$1	$905	$(40,983)	$(40,077)
Series A-1 preferred stock accretion	—	31	—	—	—	—	(31)	—	(31)
Stock-based compensation expense	—	—	—	—	—	—	210	—	210
Vesting of restricted common stock	—	—	—	—	469,741	—	—	—	—
Exercise of options to purchase common stock	—	—	—	—	210,874	—	28	—	28
Net loss	—	—	—	—	—	—	—	(14,264)	(14,264)

Balance at June 30, 2019	76,499,992	$60,924	—	$—	11,334,195	$1	$1,112	$(55,247)	$(54,134)

Balance at December 31, 2019	76,499,992	$63,494	62,535,183	$53,138	11,950,924	$1	$—	$(74,298)	$(74,297)
Series A-1 and Series B preferred stock dividends and accretion	—	3,140	—	2,310	—	—	(624)	(4,826)	(5,450)
Stock-based compensation expense	—	—	—	—	—	—	619	—	619
Vesting of restricted common stock	—	—	—	—	169,539	—	—	—	—
Exercise of options to purchase common stock	—	—	—	—	18,893	—	5	—	5
Net loss	—	—	—	—	—	—	—	(17,201)	(17,201)

Balance at June 30, 2020	76,499,992	$66,634	62,535,183	$55,448	12,139,356	$1	$—	$(96,325)	(96,324)

Conversion of redeemable convertible preferred stock into common stock	(76,499,992)	(66,634)	(62,535,183)	(55,448)	139,035,175	14	124,569	—	124,583

Pro forma balance at June 30, 2020	—	$—	—	$—	151,174,531	$15	$124,569	$(96,325)	$28,259

The accompanying notes are an integral part of these interim consolidated financial statements.

ONCORUS, INC.

Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	SIX MONTHS ENDED JUNE 30,
	2019	2020
Operating activities:
Net loss	$(14,264)	$(17,201)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	519	628
Stock-based compensation	210	619
Change in fair value of Series B tranche rights	—	625
Changes in:
Prepaid expenses and other current assets	(134)	(1,056)
Accounts payable and other current liabilities	2,221	953
Accrued expenses	661	41
Deferred rent	(211)	(232)

Net cash used in operating activities	(10,998)	(15,623)

Investing Activities
Purchase of property and equipment	(118)	(747)

Net cash used in investing activities	(118)	(747)

Financing activities
Proceeds from exercise of options to purchase common stock	28	5

Net cash provided by financing activities	28	5

Decrease in cash and cash equivalents	(11,088)	(16,365)
Cash and cash equivalents at beginning of period	20,079	45,286

Cash and cash equivalents at end of period	$8,991	$28,921

Non-cash investing and financing activities
Purchase of property and equipment in accrued expenses	$—	$179

Accretion of discount and dividends on preferred stock	$31	$5,450

The accompanying notes are an integral part of these interim consolidated financial statements.

ONCORUS INC.

Notes to Unaudited Interim Consolidated Financial Statements

1. Nature of the Business and Liquidity

Oncorus, Inc. (the “Company”) is a biopharmaceutical company focused on developing next-generation viral immunotherapies to transform outcomes for cancer patients. Using its two platforms, the Company is developing a pipeline of intratumorally and intravenously administered product candidates designed to selectively attack and kill tumor cells.

The Company’s operations to date have focused on organization and staffing, business planning, raising capital, acquiring and developing the Company’s technology, establishing the Company’s intellectual property portfolio, identifying potential product candidates and undertaking preclinical studies, clinical trials and manufacturing. The Company does not have any product candidates approved for sale and has not generated any revenue from product sales. The Company’s product candidates are subject to long development cycles and the Company may be unsuccessful in its efforts to develop, obtain regulatory approval for or market its product candidates.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, possible failure of preclinical studies or clinical trials, the need to obtain marketing approval for its product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing, and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The Company has funded its operations to date primarily through private sales of redeemable convertible preferred stock.

Going Concern

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company has incurred recurring negative cash flows since inception and has funded its operations primarily from the sale of redeemable convertible preferred stock. The Company had an accumulated deficit of $96.3 million as of June 30, 2020. The Company had net losses of $14.3 million and $17.2 million for the six months ended June 30, 2019 and 2020, respectively. The Company expects to continue to incur significant expenses and operating losses for the foreseeable future.

As of the issuance date of the consolidated financial statements as of and for the six months ended June 30, 2020, the Company expects its cash and cash equivalents of $28.9 million as of June 30, 2020 will not be sufficient to fund the operating expenses and capital expenditure requirements necessary to advance its research efforts and clinical trials for one year from the issuance date of these consolidated financial statements and the Company will need to obtain additional funding. Upon reaching certain clinical development milestones for the Company’s primary clinical candidate, as defined in the terms of the Series B Redeemable Convertible Preferred Stock (“Series B”) stock purchase agreement, the Company is eligible to receive funding through the additional sale of Series B (see Note 5) in the amount of $35.8 million. In addition, the Company intends to pursue a public offering of its common stock to fund future operations. There can be no assurances, however, that the current operating plan or clinical development milestone will be achieved or that additional funding will be available or on terms acceptable to the Company. If the Company is unable to obtain sufficient funding, it could be required to delay its development efforts, limit activities and reduce research and development costs, which could adversely affect its business prospects.

Based on the Company’s recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, and the need to raise additional capital to finance its future operations, the Company’s management concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of the consolidated financial statements as of June 30, 2020 and for the six months then ended.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and ASU of the FASB.

In the opinion of management, the accompanying unaudited interim consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals and estimates that impact the financial statements) which are considered necessary to present fairly the Company’s financial position as of June 30, 2020 and its results of operations and cash flows for the six months ended June 30, 2019 and 2020. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020. The unaudited interim consolidated financial statements, presented herein, do not contain the required disclosures under GAAP for annual financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and related notes as of and for the year ended December 31, 2019 found elsewhere in this prospectus.

Principles of Consolidation

The accompanying consolidated financial statements of the Company include the accounts of its wholly owned subsidiary, Oncorus Securities Corporation. All intercompany transactions have been eliminated in consolidation. The Company has one operating segment.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates its estimates, which include, but are not limited to, the estimated fair value of the Company’s common stock and share-based awards utilized for stock-based compensation purposes, the Company’s Series B tranche rights (see Note 5), accrued expenses, and amounts of expenses during the reported period. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

Classification and Measurement of Series A-1 and Series B Redeemable Convertible Preferred Stock

The Company has classified its Series A-1 Redeemable Convertible Preferred Stock (“Series A-1”) and Series B outside of permanent equity because the shares of Series A-1 and Series B contain certain redemption features that result in the Series A-1 and Series B being redeemable (i) at the option of the holder or (ii) upon the occurrence of events that are not solely within the control of the Company. As a result of these redemption provisions, the Series A-1 and Series B are recorded outside of permanent equity and are subject to subsequent measurement under the guidance provided under ASC 480-10-S99. While the Series A-1 and Series B are not currently redeemable, the Series A-1 and Series B are probable of becoming redeemable, and the Company has elected to recognize changes in the redemption amount over the period from the date of issuance to the earliest possible redemption date. Changes in the redemption amount are recognized as a deemed dividend and presented as a reduction to income attributable to common stockholders.

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process equity issuances as deferred offering costs until such equity issuances are consummated. After consummation of the equity issuance, these costs are recorded as a reduction in the capitalized amount associated with the equity issuance. Should the equity issuance be delayed or abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss. During the six months ended June 30, 2020, the Company did not record any material deferred offering costs related to the Company’s proposed initial public offering (“IPO”).

Pro Forma Financial Information

Upon the closing of a qualified IPO (as defined in the Company’s Certificate of Incorporation), all of the Company’s outstanding shares of Series A-1 and Series B will automatically convert into shares of common stock. The accompanying unaudited pro forma consolidated balance sheet as of June 30, 2020 has been prepared to give effect to the automatic conversion of all outstanding shares of Series A-1 into an aggregate of 76,499,992 shares of common stock and the automatic conversion of all outstanding shares of Series B and associated tranche rights into an aggregate of 62,535,183 shares of common stock as if the Company’s proposed IPO had occurred on June 30, 2020. The shares of common stock issuable and the proceeds expected to be received in the proposed IPO are excluded from such pro forma financial information.

The unaudited pro forma basic and diluted net loss per share for the six months ended June 30, 2020 was computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of the Series A-1 and Series B into shares of common stock, as if the Company’s proposed IPO had occurred on January 1, 2020. The unaudited pro forma net loss per share does not include the shares expected to be sold or related proceeds to be received in the proposed IPO. The unaudited pro forma net loss per share also excludes the dividends and accretion of the Series A-1 and Series B as well as the change in the fair value of the Series B tranche rights as the Series A-1 and Series B are assumed to be converted at the beginning of the period.

The following table summarizes the Company’s unaudited pro forma net loss per share attributable to common stockholders (in thousands, except per share data):

SIX MONTHS ENDED JUNE 30, 2020
Numerator:
Net loss attributable to common stockholders	$(22,651)
Accretion of discount and dividends on redeemable convertible preferred stock	5,450
Change in fair value of Series B tranche rights	625

Pro forma net loss attributable to common stockholders	$(16,576)

Denominator:
Weighted average number of common shares outstanding	12,081
Pro forma weighted average shares outstanding after giving effect to the conversion of redeemable convertible preferred stock	139,035

Pro forma weighted average common shares outstanding	151,116

Pro forma basic and diluted net loss per share attributable to common stockholders, basic and diluted	$(0.11)

In November 2018, the Company granted a performance-based stock option to an employee for which a portion of the vesting is triggered by completion of an IPO. The stock-based compensation expense related to the vesting of this performance award is not included in the pro forma amounts above as the impact would be immaterial.

Concentration of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company has all of its cash at one financial institution that management believes to be of high credit quality, in amounts that exceed federally insured limits. Cash equivalents consist of money market funds that invest primarily in U.S. government-backed securities and treasuries.

The Company is dependent upon a third-party contract manufacturer and third-party contract research organizations for the performance of portions of its testing for pre-clinical and clinical studies. The Company believes that its relationships with these organizations are satisfactory, and that alternative suppliers of these services are available in the event of the loss of one or more of these suppliers.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly, such as quoted market prices, interest rates, and yield curves.

Level 3—Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

To the extent a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s cash equivalents, classified within Level 1, are valued using net asset value per share for the money market funds.

The Company’s Series B tranche rights are classified within Level 3 of the fair value hierarchy because they are valued using significant inputs not observable in the market. The valuation of tranche rights uses assumptions the Company believes would be made by a market participant. The Company assesses these estimates on an on-going basis as additional data impacting the assumptions is obtained. Refer to Note 5 for additional information regarding the valuation of the tranche rights.

The Company believes that the carrying amounts of prepaid expenses, other current assets, accounts payable, and accrued expenses approximate their fair value due to the short-term nature of those instruments.

Research Contract Costs and Accruals

The Company has entered into various research service arrangements under which vendors perform various services. The Company records accrued expenses for estimated costs incurred under the arrangements. When evaluating the adequacy of the accrued expenses, the Company analyzes the progress of the studies, trials or other services performed, including invoices received and contracted costs. Judgments and estimates are made in determining the accrued expense balances at the end of each reporting period.

Net Loss Per Share

Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of the Company’s common shares and participating securities. The Company’s Series A-1 and Series B contain participating rights in any dividend paid by the Company and are therefore participating securities. Net loss attributable to common stockholders and participating securities is allocated to each share on an as-converted basis as if all of the earnings for the period had been distributed. However, the participating securities do not include a contractual obligation to share in the losses of the Company and are not included in the calculation of net loss per share in the periods that have a net loss. In addition, common stock equivalent shares (whether or not participating) are excluded from the computation of diluted earnings per share in periods in which they have an anti-dilutive effect on net loss per share.

Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method and treasury stock method, as applicable. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Diluted net loss per share is equivalent to basic net loss per share for the periods presented herein because common stock equivalent shares from the Series A-1, Series B, restricted stock, stock option awards and outstanding warrants to purchase common stock (see Note 10) were anti-dilutive.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 will require lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. Leases will be classified as either operating or finance leases, and classification will be based on criteria similar to current lease accounting, but without explicit bright lines. For emerging growth companies (“EGCs”) such as the Company, ASU 2016-02, as amended, will be effective for annual reporting periods beginning after December 15, 2021 and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the full impact that the adoption of ASU 2016-02 is expected to have on its financial statements; however the adoption of ASU 2016-02 will require the recognition at the adoption date of both a lease liability, based on the present value of future lease payments, and a corresponding right-to-use asset, which amounts the Company expects to be material. The future lease payment obligations as of June 30, 2020 are disclosed in Note 9.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework (“ASU 2018-13”), which improves the disclosure requirements for fair value measurements. For EGCs, ASU 2018-13 was effective for the Company for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted ASU 2018-13 effective as of January 1, 2020 and that adoption did not have a material impact on the consolidated financial statements.

3. Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis (in thousands):

	FAIR VALUE MEASUREMENTS AS OF DECEMBER 31, 2019
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Money market funds	$38,430	$—	$—	$38,430

	$38,430	$—	$—	$38,430

Liabilities:
Series B tranche rights	$—	$—	$1,876	$1,876

	$—	$—	$1,876	$1,876

	FAIR VALUE MEASUREMENTS AS OF JUNE 30, 2020
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Money market funds	$27,554	$—	$—	$27,554

	$27,554	$—	$—	$27,554

Liabilities:
Series B tranche rights	$—	$—	$2,501	$2,501

	$—	$—	$2,501	$2,501

4. Accrued Expenses

At December 31, 2019 and June 30, 2020, accrued expenses consisted of the following (in thousands):

	DECEMBER 31, 2019	JUNE 30, 2020
Accrued research and development costs	$1,614	$2,426
Accrued compensation	961	668
Accrued professional fees	564	483
Miscellaneous accrued expenses	382	164

Total accrued expenses	$3,521	$3,741

5. Series B Tranche Rights

Included in the terms of the purchase agreement for the Series B (“Series B Purchase Agreement”) were tranche rights granted to the purchasers of the Series B (“Series B Tranche Rights”).

The Series B Tranche Rights provide the holders with the right to purchase additional shares of Series B, in a future tranche, upon either the achievement by the Company of certain clinical development milestones for the Company’s primary clinical candidate, as set forth in the Series B Purchase Agreement, or upon the election of certain holders of the Series B prior to August 5, 2021. In the future tranche, the Company may sell up to 41,690,117 shares of Series B at $0.8597 per share, the full amount of which would result in gross proceeds to the Company of $35.8 million.

At the time of issuance, the Series B Tranche Rights met the definition of a freestanding financial instrument, as the Series B Tranche Rights are both legally detachable and separately exercisable from the Series B. In addition, the Company determined at the time of issuance that the Series B Tranche Rights met the definition of a liability (or in some circumstances, an asset) because the Series B Tranche Rights (i) embody an obligation to repurchase the Company’s equity shares and (ii) may require the Company to settle the obligation by transferring assets. As a result, upon issuance, the respective Series B Tranche Rights were initially recorded at fair value and are subsequently re-measured at fair value each reporting period until settlement. Changes in the fair value are recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive loss.

While outstanding, the estimated fair value of the Series B Tranche Rights is determined using a probability weighted present value model that considers the probability of triggering the Series B Tranche Rights through achievement of the clinical development milestones specified in the Series B Purchase Agreement. The Company converts the future values to their present values using a discount rate it considers to be appropriate for probability adjusted cash flows. The estimates are based, in part, on subjective assumptions. Changes to these assumptions could have a significant impact on the reported fair value of the Series B Tranche Rights. Significant assumptions for the Series B Tranche Rights valuations at December 31, 2019 and June 30, 2020 include an 85% and 90% probability of achieving the clinical development milestones, respectively, and a discount rate of 1.9% and 0.2%, respectively.

A rollforward of the Series B Tranche Rights liability for the six months ended June 30, 2020 is as follows (in thousands):

SERIES B TRANCHE RIGHTS
Balance at December 31, 2019	$1,876
Change in fair value	625

Balance at June 30, 2020	$2,501

6. Redeemable Convertible Preferred Stock

At June 30, 2020, the Company had 180,725,292 shares of preferred stock, par value $0.0001 per share, in authorized capital. At June 30, 2020, the preferred stock consisted of 76,499,992 authorized, issued and outstanding shares of Series A-1 and 104,225,300 authorized and 62,535,183 issued and outstanding shares of Series B.

Issuance of Series B Redeemable Convertible Preferred Stock

In August 2019, the Company authorized and agreed to sell 92,477,021 shares of Series B in two tranches. The first tranche closed on dates between August 5, 2019 and August 27, 2019. On those dates, the Company sold a total of 55,486,215 shares of Series B at $0.8597 per share, for gross proceeds to the Company of $47.7 million. In November 2019, the Company authorized and agreed to sell 11,748,279 additional shares of its Series B to new investors on the same terms and conditions as the previous sale of Series B. The first tranche of this sale occurred on November 27, 2019, in which the Company sold 7,048,968 shares of Series B for gross proceeds of $6.1 million. The Company paid $0.4 million of issuance costs related to these sales.

The second tranche of the Series B will occur upon either achievement by the Company of certain clinical development milestones, as set forth in the Series B Purchase Agreement, for the Company’s primary clinical candidate, or upon election of certain holders of Series B prior to August 5, 2021. For the second tranche, the Company may sell up to 41,690,117 shares of Series B at $0.8597 per share, the full amount of which would result in gross proceeds to the Company of $35.8 million.

The following is a description of the rights and privileges of the Series B and A-1:

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the affairs of the Company or Deemed Liquidation Event (as defined below), each holder of a share of Series B shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Series A-1 and common stock, an amount equal to $0.8597 per share, plus any accrued but unpaid dividends. After payment of the full liquidation preference to the holders of Series B, each holder of a share of Series A-1 shall be entitled to receive, in preference to any distribution of any of the assets or surplus funds of the Company to the holders of common stock, an amount equal to an issuance price of $0.80 per share, plus any accrued but unpaid dividends. If upon such liquidation event, the assets of the Company available for distribution are insufficient to permit payment in full to the holders of the Series B, the proceeds will be ratably distributed among the holders of Series B. If the assets of the Company available for distribution are sufficient to pay the Series B holders in full, but insufficient to permit payment in full to the holders of Series A-1, the remaining proceeds will be ratably distributed among the holders of Series A-1. Any remaining proceeds after full payment to the holders of Series B and Series A-1 are available to the holders of Series B, Series A-1 and common stock to share proportionately on an as-converted basis. As of June 30, 2020, the aggregate liquidation value of the Series B and A-1 shares was $57.5 million and $66.9 million, respectively.

Unless otherwise elected by 68% of the Series B holders, including certain identified Series B holders, a merger or consolidation involving the Company in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving company is considered to be a Deemed Liquidation Event. A sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company is also considered a Deemed Liquidation Event.

Redemption

Upon the demand of the holders of at least 68% of the then outstanding shares of Series B, including certain identified Series B holders, but not prior to August 5, 2026, the Company shall redeem from each holder of Series B and Series A-1 on an equal basis, in three annual installments, the then outstanding shares of Series B and A-1 at an amount equal to the greater of (a) the Series B and A-1 at their original issue prices of $0.8597 and $0.80 per share, respectively, plus any declared but unpaid dividends or (b) the then fair market value of the Series B and Series A-1 on the date of receipt of the redemption request. This redemption feature results in the Series B and Series A-1 being redeemable at the option of the holder (based on the passage of time). As a result, the Series B and Series A-1 are recorded outside of permanent equity and subject to subsequent measurement under the guidance provided under ASC 480-10-S99. While the Series B and Series A-1 are not currently redeemable, the Series B and

Series A-1 are probable of becoming redeemable, and the Company has elected to recognize changes in the redemption amount over the period from the date of issuance to the earliest possible redemption date of the Series B and Series A-1. Changes in the redemption amount are recognized as a deemed dividend and presented as a reduction to income attributable to common stockholders.

Conversion

Each share of Series B and Series A-1 are convertible at the option of the holder at any time and without the payment of any additional consideration into that number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price of the Series B or Series A-1 by the conversion price in effect at the time of conversion. The initial conversion prices of the Series B and Series A-1 are equal to the original issuance prices of the Series B and Series A-1, respectively.

All outstanding shares of Series B and Series A-1 are automatically convertible into common stock, based upon either: (i) the vote or written consent of holders of at least 68% of the Series B outstanding at that time, including certain identified Series B holders, or (ii) the closing of a firm commitment, underwritten initial public offering, in which the aggregate proceeds to the Company are at least $50.0 million, and having a valuation of the Company, immediately prior to the initial public offering, of at least $200.0 million.

Pay to Play Requirement

All Series B holders are subject to a pay-to-play clause according to which non-participating investors in the second tranche described above would be required to convert all their Series B to common stock at a conversion ratio of one share of common stock for every 10 shares of Series B.

All Series A-1 investors were subject to a pay-to-play clause according to which non-participating investors in later tranches of Series A-1 offering would be required to convert all their shares of Series A-1 to common stock at the then applicable conversion ratio. As of September 6, 2018, three investors chose not to participate in the Company’s second tranche of its Series A-1 offering and had an aggregate of 168,750 shares of Series A-1 converted into an equal number of shares of the Company’s common stock.

Voting Rights

The holders of Series B are entitled to vote, together with the holders of Series A-1 and common stock, on all matters submitted to stockholders for a vote. Each share of Series B and Series A-1 are entitled to the number of votes equal to the number of shares of common stock into which each share of Series B and Series A-1 are convertible at the time of such vote. At all times during which at least 2,250,000 shares of Series A-1 remain outstanding, the holders of the outstanding shares of Series A-1 shall have the exclusive right, separately from the Series B and common stock, to elect three directors of the Company. The holders of the Series B shall have the right, exclusively and as a separate class, to elect one director of the Company.

Dividends

Series B holders are entitled to receive dividends at an annual rate of $0.06877 per share, which shall accrue from day to day, whether or not such dividends are declared by the Board of Directors, and shall be cumulative. The dividends shall be payable only when and if declared by the Board of Directors. The Company may not declare, pay or set aside any dividends on any other shares of capital stock unless the Series B holders first receive, or simultaneously receive, a dividend in an amount at least equal to the amount of the aggregate accumulated dividends that are accrued but not previously paid, or an amount equal to a formula, which is tied to dividends paid on other classes of stock.

Holders of the Series A-1 shall be entitled to dividends at an annual rate of $0.064 per share. Prior to the issuance of the Series B, Series A-1 dividends were payable only when, as, and if declared by the Board of Directors, and the Company was under no obligation to pay any dividends. Upon the issuance of Series B, the Series A-1 dividend terms were modified such that the Series A-1 dividends became cumulative and began accruing from the dates of original issuance of the Series A-1. Dividends are first payable to the Series B holders and, thereafter, to the holders of Series A-1 in the same manner as in the case of Series B (i.e., accrued dividends not yet paid or a payment formula tied to dividends paid on other classes of stock). That is, upon declaring a dividend to common stock, the holders of the Series B and Series A-1 have a right to receive (i) any unpaid cumulative dividends or (ii) dividends that function on an “as-if” converted basis, with the Series B holders having a dividend preference over the holders of Series A-1 in the order of payout.

7. Common Stock

Each share of common stock is entitled to one vote. The holders of shares of common stock are entitled to receive dividends, if and when declared by the Board of Directors. The voting, dividend, and liquidation rights of the holders of common stock are subject to, and qualified by, the rights, powers, and preferences of the holders of Series B and Series A-1 as described above.

Restricted Stock

The Company issued restricted stock to its founders and certain officers of the Company. In general, the shares of restricted stock vest over a four-year period, with 25% of the shares vesting after one year, followed by monthly vesting over the remaining three years. A summary of non-vested restricted stock during the six months ended June 30, 2020 is as follows:

	AMOUNT	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE
Balance at December 31, 2019	502,873	$0.13
Repurchases	—	—
Issuances	—	—
Vested	(169,539)	0.13

Balance at June 30, 2020	333,334	$0.13

Common Stock Warrants

The Company issued the Common Stock Warrants in connection with its Series A financing in March 2016. The Common Stock Warrants allow for the holders to purchase 864,845 shares of common stock at $0.10 per share. As of June 30, 2020, all of the Common Stock Warrants were fully exercisable. The Common Stock Warrants expire in 2031.

The Company has reserved shares of common stock for the conversion or exercise of the following securities:

JUNE 30, 2020
Conversion of Series A-1	76,499,992
Conversion of Series B	62,535,183
Exercise of common stock warrants	864,845
Exercise of options to purchase common stock	25,818,205
Vesting of restricted stock	333,334
Shares available for issuance under the Plan	662,752

Total	166,714,311

8. Equity Incentive Plan

The Company adopted the 2016 Equity Incentive Plan (the “Plan”) on March 31, 2016. The Plan, as amended, provides for the granting of stock options, restricted stock awards, restricted stock units, stock appreciation rights and other stock awards to employees, directors and non-employees. The Company has reserved 33,072,397 shares of common stock for grants under the Plan. All option awards are granted with an exercise price equal to or greater than the market price of the Company’s stock at the date of grant. Option awards generally vest over three to four years. Certain option awards provide for accelerated vesting if there is a change in control as defined in the Plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model using the range of assumptions for the six months ended June 30, 2019 and 2020 as noted in the following table:

	SIX MONTHS ENDED JUNE 30,
	2019	2020
Expected volatility	78.7%	80.3%-85.8%
Expected dividends	0%	0%
Expected term (in years)	6.08	6.08 -10
Risk-free rate	2.4%	0.4%-1.2%

Total stock-based compensation (including both stock option awards and restricted stock) was as follows:

	SIX MONTHS ENDED JUNE 30,
	2019	2020
	(in thousands)
General and administrative	$143	$340
Research and development	67	279

Total stock-based compensation	$210	$619

Total stock-based compensation by award type was as follows:

	SIX MONTHS ENDED JUNE 30,
	2019	2020
	(in thousands)
Restricted stock	$62	$17
Stock options	148	602

Total stock-based compensation	$210	$619

In November 2018, the Company granted an employee an option to purchase 1,038,834 shares of the Company’s common stock having an exercise price per share equal to the fair value of the Company’s common stock on the date of the grant. This grant is included in the outstanding options in the summary table below. Vesting of the option is based on certain performance criteria and shall vest as follows: (i) 16.66% of the shares vested upon the first closing of the Company’s Series B stock financing, (ii) 33.33% of the shares vest in 24 equal monthly installments beginning with the first month following the initial closing of the Series B stock financing, (iii) 25% of the shares vest on the date immediately prior to an IPO of the Company’s equity securities and (iv) 25% of the shares vest in 24 equal monthly installments beginning with the first month following the IPO. Upon the closing of the Series B financing in August 2019, the option vested immediately with respect to 173,070 shares, and an additional 346,243 option shares began vesting over the following 24 months. As of June 30, 2020, the vesting conditions of the options subject to an IPO were not considered probable, and no stock-based compensation was recorded related to this portion of the award.

A summary of option activity under the Plan is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Outstanding at December 31, 2019	24,067,573	$0.28
Granted	1,769,525	0.57
Exercised	(18,893)	0.14
Canceled, expired or forfeited	—	—

Outstanding at June 30, 2020	25,818,205	$0.30	8.6	$7,187

Vested at June 30, 2020	7,143,689	$0.15	7.6	$3,106

The weighted average grant date fair value of options granted to employees, directors and non-employee consultants during the six months ended June 30, 2019 and 2020 was $0.10 and $0.40, respectively. Total unrecognized compensation expense related to stock options amounted to $3.8 million at June 30, 2020 and is expected to be incurred over a weighted-average period of 3.1 years.

The total fair value of restricted shares vested during the six months ended June 30, 2019 and 2020 was $0.06 million and $0.02 million, respectively.

At June 30, 2020, there were 662,752 shares of common stock available for grant under the Plan.

9. Commitments and Contingencies

Leases

In May 2016, the Company entered into an operating lease agreement for its corporate headquarters in Cambridge, Massachusetts, with a seven-year term that expires in January 2024. Rental payments related to the lease commenced in January 2017.

In connection with this lease, the Company was entitled to cash incentives from the landlord to be used for the construction of leasehold improvements within the facility. The Company received $2.7 million of such incentives, which were recorded as deferred rent on the balance sheet and are being amortized to rent expense over the lease term.

The Company recognizes rent expense on a straight-line basis over the lease period and has recorded deferred rent for rent expense incurred but not yet paid. During the six months ended June 30, 2019 and 2020 the Company recognized total rent expense of $0.7 million and $0.7 million, respectively, related to office and lab space under the lease. The amount of variable rent expense for these periods was immaterial.

Future minimum lease payments for the Company’s operating leases as of June 30, 2020 were as follows (in thousands):

YEARS ENDING DECEMBER 31,
2020 (six months remaining)	$740
2021	1,523
2022	1,569
2023	1,616
2024	48

$5,496

License and Royalty Agreements

The Company has entered into license and royalty agreements for intellectual property with certain parties. Such arrangements require ongoing payments, including payments upon the achievement of certain development, regulatory and commercial milestones, receipt of sublicense income, as well as royalties on commercial sales.

Payments under these arrangements are expensed as incurred. In connection with the first patient dosing in the Company’s clinical trial in June 2020, the Company became obligated to pay certain milestone payments. Those payments totaled $0.8 million and are included in accrued expenses in the accompanying consolidated balance sheet at June 30, 2020.

The Company’s material license and collaboration agreements are summarized below.

Ospedale San Raffaele S.r.l. and Fondazione Telethon

In December 2015, the Company entered into a license agreement with Ospedale San Raffaele S.r.l. and Fondazione Telethon, as amended, for the use of certain patents and technology. The Company made an initial payment of $0.1 million, which amount was recorded as research and development expense. Under the terms of the license, the Company is required to pay an annual maintenance fee, up to $3.9 million in milestone payments for the first indication, up to $5.7 million in milestone payments for each subsequent indication and a low single digit tiered royalty on net sales of any covered products. The agreement terminates upon the expiration of the last remaining royalty obligation for a licensed product.

University of Pittsburgh

In March 2016, the Company entered into a license agreement, as amended, with University of Pittsburgh for the use of certain patents and technology. The Company made an initial payment of $0.1 million, which amount was recorded as research and development expense. Under the terms of the license, the Company is required to pay an annual maintenance fee and up to $2.6 million in milestone payments through first commercial product sale and a low single digit royalty on net product revenue, subject to annual minimum amounts, through the expiration of the patent claims.

Northwestern University

In December 2018, the Company entered into a license agreement with Northwestern University for the use of certain patents and technology. The Company made an initial payment of $0.1 million, which amount was recorded as research and development expense. Under the terms of the license, the Company is required to pay an annual maintenance fee and up to $4.1 million in milestone payments through the first commercial product sale and an annual low single digit royalty on net sales, subject to annual minimum amounts, through the later of ten years from the first commercial sale or the expiration of the patent claims.

WuXi Biologics Ireland Limited

In July 2019, the Company entered into a license agreement with this entity for the use of certain patents and technology. Under the terms of the license, the Company agreed to an initial license payment of $0.3 million and is required to pay milestone payments for the first product developed, as well as additional products, in addition to royalties on net product revenue. For the first product developed, the Company is required to pay up to $8.0 million in certain clinical milestone payments. For the first three products developed, the Company is also required to pay up to $27.0 million in commercial milestone payments for each product that achieves specified net sales levels along with product approvals in several countries. The Company also agreed to pay tiered royalties on net sales of licensed products ranging in the low-single digits. The obligation to pay royalties under the license agreement expires on a licensed product-by-licensed product and country-by-country basis upon expiry of the last valid claim of the licensed patents that cover such licensed product in such country.

Related Party License and Royalty Agreements

In connection with the prior sale of Series A redeemable preferred stock, which was later converted to Series A-1, certain investors are entitled to receive, in the aggregate, a royalty from the Company equal to 1% of net sales of Company products discovered or developed prior to an IPO by the Company. The royalty obligation expires upon the later of twelve years from the first commercial sale or the expiration of the patent.

Also in connection with the sale of Series A, the Company entered into a patent assignment agreement with an investor under which that investor would receive $1.0 million upon regulatory approval of a product in the United

States and an annual low single-digit royalty on net product revenue. The Company is not currently developing any product candidates using the patent that was assigned to the Company.

In September 2016, the Company entered into a sublicense agreement with an entity affiliated with a stockholder of the Company for the use of certain patents and technology. Under the terms of the license, the Company is required to pay up to $7.6 million in milestone payments through first commercial product sale and an annual mid-single digit royalty on net sales through the expiration of the patent claims. This agreement was terminated in May 2020.

Litigation

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

10. Net Loss Per Share

The following securities that could potentially dilute basic net loss per share in the future were not included in the computation of diluted net loss per share for the periods presented, because to do so would have been antidilutive:

	SIX MONTHS ENDED JUNE 30,
	2019	2020
Series A-1	76,499,992	76,499,992
Series B	—	62,535,183
Outstanding stock options	13,575,286	25,818,205
Restricted stock	895,115	333,334
Common stock warrants	864,845	864,845

Total	91,835,238	166,051,559

11. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through August 25, 2020, the date on which these financial statements were issued. Subsequent to the issuance of the financial statements, the following event occurred and required disclosure in the financial statements:

Second Tranche of Series B Preferred Stock Financing

In September 2020, the Company achieved certain milestones related to the clinical development of its lead product candidate, ONCR-177. One of those milestones was that the three patients in the first cohort and first patient in the second cohort of the Company’s Phase 1 trial experienced no dose limiting toxicities within the first 28 days following their initial doses of ONCR-177. Upon achievement of the milestones, the Series B investors became obligated to purchase additional shares of Series B in a second tranche closing (see Note 5 for additional information). The Company has notified the Series B investors of the achievement of the milestones and expects to issue an aggregate of 41,690,117 shares of Series B at $0.8597 per share, for gross proceeds to the Company of $35.8 million, at the second tranche closing. The second tranche closing is expected to occur prior to the closing of the proposed IPO.

             Shares

Common Stock

PROSPECTUS

Jefferies	Evercore ISI	Piper Sandler

                    , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

	AMOUNT TO BE PAID
SEC registration fee		$11,196
FINRA filing fee		13,438
Nasdaq initial listing fee		150,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

∎	any breach of the director’s duty of loyalty to us or our stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

∎	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

∎	we are required to indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

∎

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

∎	the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

We have obtained directors’ and officers’ liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, and plan to expand such coverage to include matters arising under the securities laws prior to the completion of this offering.

In addition, the underwriting agreement related to this offering will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise. Our amended and restated investors’ rights agreement with certain stockholders also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2017 through the date of the prospectus that is a part of this registration statement:

Issuances of Common Stock

In September 2018, we issued 168,750 shares of our common stock to three accredited investors upon conversion of 168,750 shares of Series A-1 convertible preferred stock. The issuances were exempt from registration in reliance on Section 3(a)(9) of the Securities Act.

Issuances of Options to Purchase Common Stock and Restricted Common Stock

From January 1, 2017 through the date of this registration statement, we granted stock options under our 2016 Stock Incentive Plan, as amended, or our 2016 Plan, to purchase up to an aggregate of 25,587,797 shares of our common stock to our employees, directors, and consultants (of which 1,367,513 options have expired or been canceled), at a weighted average exercise price of $0.31 per share. From January 1, 2017 through the date of this registration statement, 935,468 shares of our common stock were issued upon the exercise of options and the payment of $123,689 in aggregate exercise price.

From January 1, 2017 through the date of this registration statement, we granted under our 2016 Plan an aggregate of 1,426,250 shares of restricted common stock (net of repurchases) to employees.

The offers, sales and issuances of the securities described in the preceding two paragraphs were deemed to be exempt from registration under Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation. The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Issuances of Preferred Stock and Common Stock Warrants

In June 2017 and September 2018, we issued and sold an aggregate of 53,265,618 shares of Series A-1 convertible preferred stock to 17 accredited investors at $0.80 per share for aggregate consideration of $42.6 million.

In August 2019, November 2019 and September 2020, we issued and sold an aggregate of 104,225,300 shares of Series B convertible preferred stock to 30 accredited investors at $0.8597 per share for aggregate consideration of $89.6 million.

The offers, sales and issuances of the securities described in the preceding paragraphs were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of

Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about us.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits

EXHIBIT NO.	DESCRIPTION

1.1*	Form of Underwriting Agreement.

3.1	Fifth Amended and Restated Certificate of Incorporation, as amended and as presently in effect.

3.2	Bylaws, as presently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon closing of this offering.

3.4*	Form of Amended and Restated Bylaws, to be in effect upon closing of this offering.

4.1	Third Amended and Restated Investors’ Rights Agreement by and among the registrant and certain of its stockholders, dated as of August 5, 2019, as amended November 18, 2019.

4.2*	Form of Common Stock Certificate.

4.3	Form of Common Stock Warrant Agreement.

5.1*	Opinion of Cooley LLP.

10.1	Form of Indemnification Agreement between the registrant and its directors and officers.

10.2+	2016 Equity Incentive Plan, as amended.

10.3+	Form of Stock Option Grant Notice and Option Agreement for the 2016 Equity Incentive Plan, as amended.

10.4+	Form of Restricted Stock Grant Notice and Restricted Stock Agreement for the 2016 Equity Incentive Plan, as amended.

10.5+*	2020 Equity Incentive Plan.

10.6+*	Form of Stock Option Grant Notice and Option Agreement for the 2020 Equity Incentive Plan.

10.7+*	2020 Employee Stock Purchase Plan.

10.8+	Employment Agreement by and between the registrant and Theodore (Ted) Ashburn, M.D., PhD., dated as of July 16, 2018, as amended November 14, 2018 and April 6, 2020.

10.9+	Offer Letter by and between the registrant and John P. McCabe, dated as of July 25, 2019, as amended April 6, 2020.

10.10+	Offer Letter by and between the registrant and Christophe Quéva, dated as of August 23, 2017.

10.11+	Amended and Restated Employment Agreement by and between the registrant and Mitchell Finer, dated as of August 8, 2018, as amended November 14, 2018 and April 6, 2020.

10.12†	License Agreement by and between the registrant, Ospedale San Raffaele S.r.l. and Fondazione Telethon, dated as of December 22, 2015, as amended June 30, 2017.

10.13†	Exclusive License Agreement by and between the registrant and the University of Pittsburgh, dated as of March 23, 2016, as amended June 30, 2016, November 4, 2016 and October 29, 2019.

10.14†	Biomaterials License Agreement by and between the registrant and the University of Pittsburgh, dated as of September 28, 2016.

10.15†	Non-Exclusive License Agreement by and between the registrant and The Washington University, dated as of July 7, 2016.

10.16†	License Agreement by and between the registrant and Northwestern University, dated as of December 11, 2018, amended as of September 26, 2019.

10.17†	License Agreement by and between the registrant and WuXi Biologics Ireland Limited, dated as of July 25, 2019.

10.18†	Royalty Transfer Agreement by and among the registrant, MPM Foundation and UBS Foundation, dated as of March 31, 2016.

EXHIBIT NO.	DESCRIPTION

10.19	Hampshire Street Lease by and between the registrant and BMR-Hampshire LLC, dated as of May 10, 2016, as amended November 17, 2016.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see signature page to the registration statement).

*	To be filed by amendment.

+	Indicates management contract or compensatory plan.

†	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Oncorus, Inc. if publicly disclosed.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts, on the 11th day of September, 2020.

ONCORUS, INC.

By:	/s/ Ted Ashburn
	Name:	Theodore (Ted) Ashburn, M.D., PhD.
	Title:	President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Theodore (Ted) Ashburn, M.D., PhD. and John McCabe, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

/s/ Ted Ashburn Theodore (Ted) Ashburn, M.D., PhD.	President, Chief Executive Officer and Director (Principal Executive Officer)	September 11, 2020

/s/ John McCabe John McCabe	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 11, 2020

/s/ Mitchell Finer Mitchell Finer, Ph.D.	Director	September 11, 2020

/s/ Luke Evnin Luke Evnin, Ph.D.	Director	September 11, 2020

/s/ Mary Kay Fenton Mary Kay Fenton	Director	September 11, 2020

/s/ Robert Kirkman Robert Kirkman, M.D.	Director	September 11, 2020

/s/ Briggs Morrison Briggs Morrison, M.D.	Director	September 11, 2020

/s/ Spencer Nam Spencer Nam	Director	September 11, 2020

/s/ Cameron Wheeler Cameron Wheeler, Ph.D.	Director	September 11, 2020